Form 10-K, Exhibit 13
period 1995-04-30
KEWAUNEE SCIENTIFIC CORP /DE/
filed 1995-07-31
CIK 55529

                                                                      Exhibit 13




                                                                        (LOGO)

                                                                       KEWAUNEE
                                                                      Scientific
                                                                     Corporation







                          (PHOTO OF KEWAUNEE PRODUCT)









                                                                           1995
                                                                          Annual
                                                                          Report

CORPORATE    Kewaunee Scientific Corporation provides innovative products of
  PROFILE    high quality to the laboratory furniture marketplace. The Company's corporate headquarters are located in Statesville, North Carolina.
             Manufacturing facilities for steel and wood casework, fume hoods and worksurfaces are also based in Statesville. Operations in Lockhart, Texas produce technical workstations, workbenches for light electronic assembly and testing, fume hoods and related equipment.

             For over 89 years, the Company has been a recognized leader in the design, manufacture, and installation of laboratory furniture. Kewaunee products are utilized in laboratories worldwide, encouraging new discovery.


TABLE OF      1   "Pride in Kewaunee" Program
CONTENTS      2   Letter to our Stockholders
              4   . . . ENCOURAGING NEW DISCOVERY
              6   Management's Discussion and Analysis
              9   Financial Statements and Notes
             17   Reports of Independent Auditors and Management
             18   Summary of Selected Financial Data
             20   Quarterly Financial Data
             20   Stockholder Information
                  Corporate Information (Inside Back Cover)

                                                 PRIDE IN
                                                 KEWAUNEE

                                                 A profit and quality
                                                 improvement program was
                                                 launched at the Statesville
                                                 operations during fiscal year
                                                 1995 -- "Pride in Kewaunee."

                                                 A team approach to problem
                                                 solving was introduced to over
                                                 sixty employees throughout the
                                                 office and plants. Seven teams
                                                 were formed and trained in
                                                 proven methods of problem
                                                 analysis and solution
                                                 implementation.
(PHOTO OF KEWAUNEE EMPLOYEES WITH
BANNER CAPTIONED "PRIDE IN KEWAUNEE")            Active projects address
                                                 improving manufacturing methods
                                                 in the steel and wood plants,
                                                 developing new epoxy resin
                                                 products, streamlining
                                                 procurement functions, updating
                                                 communications technology,
                                                 optimizing links between CAD
                                                 and information systems, and
                                                 strengthening methods of
                                                 internal problem solving.

                                                 Several of the teams have
                                                 achieved early results, with
                                                 documented cost savings. Their
                                                 success is the impetus for a
                                                 "Pride in Kewaunee" program
                                                 being initiated at the
                                                 Company's Lockhart facility
                                                 during fiscal year 1996.

LETTER TO OUR    Sales for the year ended April 30, 1995 were $62.5 million,
STOCKHOLDERS     down 5.4% from fiscal year 1994 sales of $66.1 million. A net loss of $1,097,000, or $.46 per share, was reported for the year, as compared to a fiscal year 1994 net loss of $203,000, or $.09 per share. Lower contract-bid furniture sales volume and lower selling prices during the year were partially offset by a $1.9 million, or 14.7%, reduction in operating expenses.
                 In addition, reductions in inventory levels resulted in favorable pre-tax LIFO adjustments of $291,000 for fiscal year
                 1995, compared to $925,000 for fiscal year 1994.

                 Sales for the fourth quarter of fiscal year 1995 were $15.2 million, down 2.8% from sales of $15.6 million for the comparable period of the prior year. A net profit of $145,000, or $.06 per share, was reported for the quarter, compared to a net loss of $56,000, or $.02 per share, in the comparable period of the prior year. For the fourth quarter, the unfavorable effect of lower selling prices of contract-bid furniture was more than offset by a reduction of $757,000, or 25.3%, in operating expenses compared to the fourth quarter of the prior year. A favorable pre-tax LIFO adjustment of $291,000 was recorded for the fourth quarter, compared to a favorable pre-tax adjustment of $725,000 for the fourth quarter of fiscal year 1994.

                 Our optimism for an improved marketplace in fiscal year 1995 did not materialize. Uncertainty by pharmaceutical customers regarding their future research needs and intense competition in our industry affected sales volume, and as laboratory furniture manufacturers competed for reduced contract-bid furniture orders, selling prices dropped, in some cases markedly. On the positive side, we were able to improve our sales networks and strengthen our partnership with VWR Corporation, the Company's stocking distributor, allowing us to increase slightly our end-user product sales for the year. In addition, we were able to take corrective actions during the year, including substantial reductions in fixed costs, which allowed the Company to operate at a small profit in each of the last two quarters.

                 To compete successfully in today's environment, we must continually look for ways to reduce costs and improve manufacturing operations. Significant progress was made on these fronts during fiscal year 1995 through improvements in manufacturing techniques, increased use of computerized manufacturing machinery, and redesigns of existing products to allow more efficient production. We plan to accelerate our progress in these areas during fiscal year 1996, with an emphasis on increased investment in computerized manufacturing machinery.

                 We are particularly pleased with the progress made during the past year at our Lockhart operation which manufactures our technical products lines and many of our fume hoods. Overhead costs were significantly reduced at this operation during the year and manufacturing performance was greatly improved at much lower costs.

                 During fiscal year 1995, the Company launched an important new cost-reduction, problem-solving, quality-improvement program called "Pride in Kewaunee." Seven teams comprised of employees throughout the organization are addressing such issues as streamlining the Company's procurement process, improving manufacturing operations, improving communications, and expanding the Company's use of computer-aided-design systems. Efforts of the teams have already begun to produce excellent results.

We continue to place emphasis on the development of new product lines and improvements of existing products. We introduced several new product lines at the annual industry show in New Orleans in March 1995. The highlights were a new Supreme-Air Series Fume Hood, a new Signature Wood Series, and a new reagent rack system. Also during the year, the Lockhart operation introduced a new model of their Evolution(Register mark) product line made specifically for local area networks, which already has experienced good demand.

In January 1995, the Company entered into a credit arrangement with a new lender and retired the Company's existing obligations under its Industrial Development Revenue Bonds and bank line of credit. The increased borrowing capacity and flexibility under this new credit arrangement should provide the funds necessary to implement several important strategies involving new product lines, new manufacturing techniques, and sales and marketing initiatives.

After serving 49 years as a director of the Company, John L. Bruemmer retired in February 1995. Mr. Bruemmer made many valuable contributions to the Company during his tenure, and he will be missed. We are pleased to report that your Board elected Margaret Barr Bruemmer to fill Mr. Bruemmer's seat. Mrs. Bruemmer currently engages in the private practice of law in Milwaukee, Wisconsin.

We enter fiscal year 1996 anticipating improved profitability. We are now a more efficient Company, as we are producing better products and providing better customer service with reduced costs throughout the Company. These accomplishments provide us with the increased flexibility needed to compete successfully in today's environment. In addition, we have implemented a new bidding strategy for contract-bid laboratory furniture that should yield increased profits from lower sales volumes of these products.

We would like to thank our dedicated employees and professional sales network for their hard work and loyalty this past year under difficult conditions. We thank you for your continued support.


Sincerely,

/s/  Eli Manchester, Jr.

Eli Manchester, Jr.
President/CEO

July 1995




                   [PHOTO APPEARS HERE]




            Corporate Executive Officers:
            (left to right) T. Ronald Gewin;
            William A. Shumaker; Eli Manchester, Jr.;
            Robert M. Cecchini.

(PHOTO OF KEWAUNEE EMPLOYEE ON THE JOB)

 . . .encouraging new discovery


Kewaunee's strategy is to offer innovative
products that continue to meet customers'
changing needs. Pictured are some of the
major product lines that were introduced          (PHOTO OF KEWAUNEE PRODUCT)
or enhanced during the year, as well as a few of the employees involved in their development.

The result of creative design and sound
engineering principles, Supreme-Air Series fume hoods are the newest generation in a long history of Kewaunee fume hood research and development. These hoods offer comprehensive option packages that are unparalleled in the industry.

Kewaunee's modified epoxy resin liner,            (PHOTO OF KEWAUNEE PRODUCT)
KMER, is standard with Supreme-Air fume
hoods. This new and exclusive product
provides superior chemical resistance.

The new Signature Series wood laboratory furniture is the result of sophisticated design and engineering, utilizing modern materials and manufacturing

(PHOTO OF KEWAUNEE EMPLOYEE ON THE JOB)

                                      (PHOTO OF KEWAUNEE EMPLOYEES ON THE JOB)

                                      technology. This product line is extremely flexible in style and functional applications.

(PHOTO OF KEWAUNEE PRODUCT)           The Evolution line is manufactured and
                                      marketed by the Lockhart operation. This aesthetically pleasing, modular workstation system is designed to be reconfigured from assembly to management stations in a matter of seconds as the job requires. Designers recently introduced a version of Evolution to specifically accommodate local area network applications.

                                      Statesville's product development team was
                                      challenged to develop a line of cabinets
                                      that not only self-close, but also self-
                                      latch for added safety. As a result of
                                      their efforts, Kewaunee now offers a
                                      cabinet that features full access swinging
                                      doors with hydraulic closures and a
(PHOTO OF KEWAUNEE PRODUCT)           synchronized mechanism to assure the doors
                                      always close and latch.

                                      Kewaunee continues a tradition of
                                      excellence in product development that
                                      encourages new discovery in laboratories worldwide.

                                      (PHOTO OF KEWAUNEE EMPLOYEE ON THE JOB)

  MANAGEMENT'S     RESULTS OF OPERATIONS
DISCUSSION AND
      ANALYSIS     Sales for the year ended April 30, 1995 were $62.5 million, down 5.4% from fiscal year 1994 sales of $66.1 million. The decrease in sales was primarily attributable to lower sales volumes and lower selling prices of contract-bid laboratory furniture. Uncertainty by pharmaceutical customers regarding their future research needs and intense competition in the laboratory furniture industry affected sales volume, and as laboratory furniture manufacturers competed for reduced contract-bid furniture orders, selling prices dropped, in some cases markedly. Sales of end-user products for fiscal year 1995 were slightly above fiscal year 1994 levels. Fiscal year 1994 sales decreased 1.4% from fiscal year 1993 sales of $67.0 million. The fiscal year 1994 sales decrease was primarily attributable to lower sales volumes and lower selling prices of contract-bid laboratory furniture, partially offset by increased sales of end-user products.

                   The Company's unfilled sales order backlog was $24.1 million at April 30, 1995, as compared to $25.3 million at April 30, 1994 and $27.9 million at April 30, 1993.

                   Gross profit represented 16.2% of sales in fiscal year 1995, 19.3% of sales in fiscal year 1994 and 15.9% of sales in fiscal year 1993. As compared to fiscal year 1994, the fiscal year 1995 gross profit margin was unfavorably affected by the lower sales volume and lower selling prices of contract-bid furniture. Gross profit margins were increased by LIFO adjustments of $291,000 in fiscal year 1995 and $925,000 in fiscal year 1994 as a result of reductions in inventories during these years. As compared to fiscal year 1993, the fiscal year 1994 gross profit margin was favorably affected by a $2.5 million reduction in manufacturing cost variances, the $925,000 LIFO adjustment, and increased sales of higher-margin end-user products. The favorable impact of these factors in fiscal year 1994 was partially offset by lower selling prices in many of the Company's markets and above-inflation cost increases for many of the Company's raw materials during the year.

                   Operating expenses decreased to $10.9 million in fiscal year 1995, from $12.8 million in fiscal year 1994 and $13.6 million in 1993. As a percent of sales, these expenses were 17.4%, 19.4%, and 20.4% in fiscal years 1995, 1994 and 1993, respectively. The 14.7% reduction in operating expenses in fiscal year 1995 resulted from a variety of actions including, in particular, reductions in management and administrative personnel during the year.

                   Other income, net was $230,000, $88,000 and $166,000 for
                   fiscal years 1995, 1994 and 1993, respectively. The increase in fiscal year 1995 was primarily attributable to a cash settlement received related to an investment that was written-down in a prior year. Interest expense of $554,000, $291,000 and $300,000 was recorded in fiscal years 1995, 1994 and 1993, respectively. The increase in interest expense in fiscal year 1995 resulted from higher levels of debt, higher interest rates, and costs associated with a debt restructuring during the year.

No tax benefit has been recorded for the loss from operations for the fiscal year ended April 30, 1995. Income tax benefits of $44,000 and $693,000 were recorded in fiscal year 1994 and 1993, respectively, related to the operating losses reported for these years. Because of the Company's recent operating losses, the Company has provided valuation allowances of $1,225,000 at April 30, 1995 and $815,000 at April 30, 1994 to reduce deferred tax assets to an amount which is more likely than not to be realized.

The Company had a net loss of $1,097,000, or $.46 per share, for fiscal year 1995. This compares to a net loss of $203,000, or $.09 per share for fiscal year 1994, and a net loss of $2,468,000, or $1.04 per share, for fiscal year 1993.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's principal sources of liquidity have been funds generated from operations, supplemented as needed by short-term borrowings. The Company believes that these sources will be sufficient to support ongoing business levels, including capital expenditures and debt service requirements.

The Company had working capital of $6.7 million at April 30, 1995, as compared to $7.1 million at April 30, 1994. The ratio of current assets to current liabilities was 1.6-to-1 at April 30, 1995, unchanged from April 30, 1994. The debt-to-equity ratio was .39-to-1 at April 30, 1995, as compared to
 .32-to-1 at April 30, 1994.

In January 1995, the Company entered into a credit arrangement with a new lender and borrowings under this revolving credit facility (the facility) were used to retire the Company's remaining obligations under its Industrial Development Revenue Bonds and repay all amounts outstanding under its bank line of credit. The facility allows the Company to borrow the lesser of $8,500,000, or that available under certain eligibility formulas using qualifying receivables and inventories, as defined under the credit arrangement. At April 30, 1995, borrowings outstanding under the facility were $5,239,000 and letters of credit issued and outstanding under the facility were $750,000, leaving $2,058,000 of unused credit available as of that date. The facility extends through January 1997 and requires a minimum loan amount of $3,000,000. Due to this minimum loan requirement and the facility's maturity date, $3,000,000 of borrowings outstanding under the facility at April 30, 1995 were classified as long-term debt in the financial statements, with the remaining $2,239,000 classified as short-term borrowings.

The Company's operations used cash of $329,000 in fiscal year 1995, primarily to fund the operating losses for the year, an increase in receivables, and decreases in accounts payable and accrued expenses. The Company's operations provided cash of $1.9 million in fiscal year 1994 and $1.0 million in fiscal year 1993.

Capital expenditures were $840,000 in fiscal year 1995, $771,000 in fiscal year 1994, and $1,316,000 in fiscal year 1993. Capital expenditures of approximately $1.7 million are planned for fiscal year 1996, primarily for the purchase of production machinery. It is anticipated that these expenditures will be funded by cash flows from operations and, to a lesser extent, long-term lease arrangements.

The Company did not pay any dividends during fiscal years 1995 and 1994.
The Company paid quarterly dividends of four cents per share during the first two quarters of fiscal year 1993. Dividends paid during fiscal year 1993 were $189,000.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED APRIL 30

KEWAUNEE SCIENTIFIC CORPORATION

$ and shares in thousands, except
  per share data                          1995           1994           1993
- ----------------------------------------------------------------------------
Net sales                              $62,475        $66,068        $66,984
Costs of products sold (Note 2)         52,347         53,325         56,364
- ----------------------------------------------------------------------------
Gross profit                            10,128         12,743         10,620
Operating expenses                      10,901         12,787         13,647
- ----------------------------------------------------------------------------
Operating loss                            (773)           (44)        (3,027)
Other income, net                          230             88            166
Interest expense                          (554)          (291)          (300)
- ----------------------------------------------------------------------------
Loss before income taxes                (1,097)          (247)        (3,161)
Income tax benefit (Note 4)                  -            (44)          (693)
- ----------------------------------------------------------------------------
Net loss                                (1,097)          (203)        (2,468)

Retained earnings
  at beginning of year                  10,097         10,300         12,957
Dividends paid ($.08 per share)             --             --           (189)
- ----------------------------------------------------------------------------
Retained earnings at end of year       $ 9,000        $10,097        $10,300
============================================================================
Net loss per share                     $ (0.46)       $ (0.09)       $ (1.04)
============================================================================
Weighted average number of common
  shares outstanding                     2,367          2,368          2,368
============================================================================

See accompanying notes to financial statements.

Balance Sheets

      April 30

      Kewaunee
    Scientific
   Corporation

                      ASSETS (Note 3)        $ and shares in thousands               1995         1994
                      --------------------------------------------------------------------------------
                      Current Assets
                      Cash                                                       $     58     $    162
                      Short-term investments                                          350          805
                      Receivables, less allowance - $624 (1995); $628 (1994)       15,571       15,127
                      Inventories (Note 2)                                          1,336        1,546
                      Prepaid expenses and other current assets (Note 4)            1,115        1,369
                      --------------------------------------------------------------------------------
                      Total current assets                                         18,430       19,009
                      --------------------------------------------------------------------------------

                      Property, Plant and Equipment
                      Land                                                             97           97
                      Buildings and improvements                                   13,048       12,881
                      Machinery and equipment                                      12,088       11,909
                      --------------------------------------------------------------------------------
                      Property, plant and equipment, at cost                       25,233       24,887
                      Accumulated depreciation                                    (14,113)     (12,814)
                      --------------------------------------------------------------------------------
                      Net property, plant and equipment                            11,120       12,073
                      --------------------------------------------------------------------------------
                      Other Assets                                                    524          484
                      --------------------------------------------------------------------------------
                                                                                 $ 30,074     $ 31,566
                      ================================================================================


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      --------------------------------------------------------------------------------
                      Current Liabilities
                      Short-term borrowings (Note 3)                             $  2,239     $  1,200
                      Current portion of long-term debt                               111          635
                      Accounts payable                                              5,494        5,144
                      Employee compensation and amounts withheld                    1,378        1,756
                      Accrued insurance costs                                       1,026        1,165
                      Other accrued expenses                                        1,454        2,014
                      --------------------------------------------------------------------------------
                      Total current liabilities                                    11,702       11,914
                      --------------------------------------------------------------------------------
                      Long-Term Debt (Note 3)                                       3,206        3,111
                      --------------------------------------------------------------------------------
                      Deferred Income Taxes and Other Non-Current
                        Liabilities (Notes 4 and 6)                                 1,012        1,304
                      --------------------------------------------------------------------------------

                      Commitments (Note 7)

                      Stockholders' Equity (Note 5)
                      Common stock, $2.50 par value
                        Authorized - 5,000 shares
                        Issued - 2,620 shares                                       6,550        6,550
                      Additional paid-in-capital                                      116          116
                      Retained earnings                                             9,000       10,097
                      Common stock in treasury, at cost (253 shares)               (1,512)      (1,512)
                      Unearned stock compensation                                      --          (14)
                      --------------------------------------------------------------------------------
                      Total stockholders' equity                                   14,154       15,237
                      --------------------------------------------------------------------------------
                                                                                  $30,074     $ 31,566
                      ================================================================================

                 See accompanying notes to financial statements.

                           Statements of Cash Flows

                             Years Ended April 30

                        Kewaunee Scientific Corporation

$ in thousands                                                                1995      1994      1993
- ------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net loss                                                                   $(1,097)  $  (203)  $(2,468)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
    Depreciation and amortization                                            1,793     1,760     1,630
    Bad debt provision (credit)                                                125       (67)       15
    Deferred income tax benefit                                               (412)     (192)     (505)
    (Increase)decrease in receivables                                         (569)     (257)    3,768
    Decrease in inventories                                                    210       695        46
    Increase (decrease) in accounts payable and accrued expenses              (727)      350      (969)
    Other, net                                                                 348      (144)     (535)
- ------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                           (329)    1,942       982
- ------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Capital expenditures                                                          (840)     (771)   (1,316)
Net (increase) decrease in short-term investments                              455      (305)     (500)
- ------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                         (385)   (1,076)   (1,816)
- ------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Common stock dividends                                                          --        --      (189)
Net increase in short-term borrowings                                        1,039       200     1,000
Proceeds from revolving credit facility classified as long-term              3,000        --        --
Repayment of long-term debt (including current maturities)                  (3,429)   (1,071)     (854)
- ------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                            610      (871)      (43)
- ------------------------------------------------------------------------------------------------------
Decrease in Cash                                                              (104)       (5)     (877)
Cash at Beginning of Year                                                      162       167     1,044
- ------------------------------------------------------------------------------------------------------
Cash at End of Year                                                        $    58   $   162   $   167
======================================================================================================
Supplemental Disclosure of Cash Flow Information
    Interest paid                                                          $   575   $   313   $   264
    Income taxes paid (refunded), net                                      $   (94)  $   (29)  $   361
======================================================================================================
Supplemental Disclosure of Noncash Investing and Financing Activities
    Assets acquired under capital leases                                        --   $   162        --
======================================================================================================

See accompanying notes to financial statements.

                         Notes to Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. These policies are in conformity with generally accepted accounting principles and have been applied consistently in all material respects.

     Cash. Cash includes highly liquid investments with original maturities of three months or less. Cash excludes short-term investments consisting of bank certificates of deposits which are recorded at cost.

     Inventories. Inventories are valued at the lower of cost or market. Cost has been determined using the last-in, first-out (LIFO) method for all inventories.

     Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation is determined for financial reporting purposes principally on the straight-line method over the estimated useful lives of the individual assets or, for leaseholds, over the terms of the related leases if shorter. Straight-line and accelerated methods of depreciation have been used for income tax purposes.

     Sales Recognition and Installation Services. Sales are generally recognized at the date of shipment and, at that time, provision is made for the cost to complete installations of products sold.

     Income Taxes. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," effective May 1, 1993. The adoption of this statement had no cumulative effect on the Company's financial statements. Under this statement, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, the statement requires that a valuation allowance be provided. Income taxes for fiscal year 1993 were calculated on the basis of SFAS No. 96.

     Industry Segment Data. The principal business of the Company is the manufacture and sale of scientific laboratory and technical furniture which is considered one industry segment for financial reporting purposes. Sales to one customer represented 17 percent, 13 percent and 15 percent of the Company's fiscal year 1995, 1994, and 1993 sales, respectively.

2.   INVENTORIES

     Inventories consisted of the following at April 30:

       $ in thousands                                  1995      1994
       --------------------------------------------------------------
       Finished goods                                $  280    $  558
       Work-in-process                                  345       498
       Materials and components                         711       490
       --------------------------------------------------------------
       Total inventories                             $1,336    $1,546
       ==============================================================

     If inventories had been determined using the first-in, first-out (FIFO) method at April 30, 1995 and 1994, reported inventories would have been $2.2 million and $2.5 million greater, respectively.

     Reductions in LIFO inventory values in fiscal years 1995 and 1994 increased operating earnings by $291,000 and $925,000, respectively.

3.  LONG-TERM DEBT AND OTHER CREDIT ARRANGEMENTS

    Long-term debt consisted of the following at April 30:


      $ in thousands                                  1995      1994
      --------------------------------------------------------------
      Borrowings under revolving credit
       facility classified as long-term             $3,000        --
      Industrial Development Revenue Bonds              --    $3,333
      Capital lease obligations                        317       413
      --------------------------------------------------------------
      Total long-term debt                           3,317     3,746
      Less - current portion                          (111)     (635)
      --------------------------------------------------------------
      Long-term portion                             $3,206    $3,111
      ==============================================================

In January 1995, the Company entered into a credit arrangement with a new lender and borrowings under this revolving credit facility (the facility) were used to retire the Company's remaining obligations under its Industrial Development Revenue Bonds and repay all amounts outstanding under its bank line of credit.

The facility allows the Company to borrow the lesser of $8,500,000, or that available under certain eligibility formulas using qualifying receivables and inventories, as defined under the credit arrangement. At April 30, 1995, borrowings outstanding under the facility were $5,239,000 and letters of credit issued and outstanding under the facility were $750,000, leaving $2,058,000 of unused credit available as of that date.

Under the facility, which extends through January 1997, the Company makes monthly interest payments at a rate of the greater of 8%, or 1% over the lender's prime rate, calculated on the greater of the minimum required loan of $3,000,000 under the facility, or the average of the actual daily loan balance outstanding during each month. The prime rate was 9.0% at April 30, 1995. The Company's receivables, inventories, and property, plant and equipment are pledged to the lender as collateral securing borrowings under the facility.
Due to the facility's maturity date and minimum loan requirement, $3,000,000 of borrowings outstanding under the facility at April 30, 1995 were classified as long-term debt with the remaining $2,239,000 classified as short-term borrowings.

In addition to the letters of credit referred to above, the Company had one letter of credit outstanding in the amount of $350,000 with another bank that was collateralized by the Company's short-term investments. These letters of credit are guarantees for the Company's insurance programs.

Capital Leases

The Company has entered into two lease agreements for machinery and equipment that are classified as capital leases for financial reporting purposes. These leases provide the Company with certain early cancellation rights, as well as renewal and purchase options. Under the terms of the agreements, future minimum lease payments for years ended April 30 and the present value of such payments as of April 30, 1995 are as follows:


  $ in thousands                                          Amount
  --------------------------------------------------------------
  1996                                                     $ 136
  1997                                                       136
  1998                                                        33
  1999                                                        33
  2000                                                        33
  --------------------------------------------------------------
  Total minimum lease payments                               371
  Less - amount representing interest                        (54)
  --------------------------------------------------------------
  Present value of net minimum lease payments                317
  Less - current portion                                    (111)
  --------------------------------------------------------------
  Long-term portion                                        $ 206
  ==============================================================

4. INCOME TAXES

   Income tax expense (benefit) consisted of the following:


     $ in thousands                            1995         1994         1993
     ------------------------------------------------------------------------
     Current tax expense (benefit)            $   2        $  99        $(188)
     Deferred tax benefit                      (412)        (192)        (505)
     Adjustment to valuation allowance          410           49           --
     ------------------------------------------------------------------------
     Income tax benefit                          --        $ (44)       $(693)
     ========================================================================

   The reasons for the differences between the above income tax benefits and the benefits computed by applying the statutory federal income tax rates to losses before income taxes are as follows:

     $ in thousands                                 1995     1994        1993
     ------------------------------------------------------------------------
     Income tax benefit at statutory rate          $(373)    $(91)    $(1,074)
     State and local taxes, net of federal income
       tax benefit                                   (43)     (11)         --
     Increase in valuation allowance on deferred
       tax assets                                    410       49          --
     Increase in financial statement credit
       carryforwards                                  --       --         420
     Other                                             6        9         (39)
     ------------------------------------------------------------------------
     Income tax benefit                               --     $(44)     $ (693)
     ========================================================================

   As of April 30, 1995, the Company had general tax credit carryforwards of $473,000 and alternative minimum tax credit carryforwards of $420,000 available to offset future taxes payable. The general tax credit carryforwards expire in 2002.

   Significant items comprising the Company's deferred tax assets and liabilities as of April 30 were as follows:

     $ in thousands                                      1995           1994
     -----------------------------------------------------------------------
     Deferred tax assets:
       Tax credit carryforwards                       $   893        $   729
       Accrued retirement plans expense                   376            506
       Accrued insurance plans expense                    423            480
       Allowance for doubtful accounts                    241            187
       Inventory obsolescence reserves                    184            189
       Net operating loss carryforwards                    70             --
       Other                                              195            416
     -----------------------------------------------------------------------
                                                        2,382          2,507
       Valuation allowance                             (1,225)          (815)
     -----------------------------------------------------------------------
       Total deferred tax assets                        1,157          1,692
     -----------------------------------------------------------------------
     Deferred tax liabilities:
       Difference between book and tax basis
        of property, plant and equipment                 (964)        (1,108)
       Tax lease benefits                                (115)          (439)
       Other                                              (29)           (48)
     -----------------------------------------------------------------------
       Total deferred tax liabilities                  (1,108)        (1,595)
     -----------------------------------------------------------------------
     Net deferred tax assets                          $    49        $    97
     =======================================================================

5.  STOCKHOLDERS' EQUITY

    Stock Option Plans

    During fiscal year 1992, stockholders approved the 1991 Key Employee Stock Option Plan, which replaced the expiring 1982 Incentive Stock Option Plan. This plan allows the Company to grant options on 130,000 shares of the Company's common stock to officers and other key employees. Options are granted at not less than the fair market value at the date of grant. Options are exercisable in such installments, for such terms (up to ten years) and at such times as the Board of Directors may determine at the time of the grant. At April 30, 1995, there were 75,500 shares available for future grants under the plan.

    During fiscal year 1994, the stockholders approved the 1993 Stock Option Plan for Directors. This plan allows the Company to grant options on 40,000 shares of the Company's common stock. Each non-employee director of the Company is eligible to receive an option to purchase 5,000 shares of the Company's common stock on the effective date of the plan or on the date of commencement of service as a director. Options are exercisable in four equal, annual installments and expire five years from date of grant. Options are granted at the fair market value at the date of the grant. At April 30, 1995, there were 15,000 shares available for future grants under the plan.

    Stock option activity is summarized as follows:


                                        1995        1994        1993
      --------------------------------------------------------------
      Grants outstanding at
       beginning of year*            162,500      94,500      94,500
      Granted                          2,000      81,000      25,000
      Canceled                       (34,500)    (13,000)    (25,000)
      --------------------------------------------------------------
      Grants outstanding at
       end of year*                  130,000     162,500      94,500
      ==============================================================
      Exercisable at end of year      54,750      15,625      10,000
      ==============================================================
      Exercise price range per
       share of options outstanding
       at end of year                  $3.25       $3.75       $3.75
                                    to $6.50    to $6.50    to $6.50
      ==============================================================

      *Includes grants under the expired 1982 Plan.

    Stock Compensation

    During fiscal year 1991, 50,000 shares of restricted common stock of the Company were granted to an officer. The 50,000 shares granted were recorded as a charge to unearned stock compensation expense based on the market value of the common stock at the date of the grant, and the unearned stock compensation expense was amortized on a straight-line basis over the four-year vesting period. Amortization expense was $14,000 for fiscal year 1995 and $72,000 for each of the fiscal years 1994 and 1993.

6.  RETIREMENT BENEFITS

    The Company has non-contributory defined benefit pension plans covering substantially all salaried and hourly employees. The defined benefit plan for salaried employees provides pension benefits that are based on years of service and each employee's average annual compensation during their last 10 consecutive calendar years of employment. The benefit plan for hourly employees provides benefits at stated amounts based on years of service. The Company's funding policy is to make quarterly contributions to fund the plans during the participant's working lifetime. The quarterly contributions have met ERISA's funding requirements. Plan assets consist primarily of common stocks, government securities and fixed-income funds.

     The components of net pension expense consisted of the following:

          $ in thousands                                                           1995      1994      1993
          -------------------------------------------------------------------------------------------------
          Service cost for the benefits earned during the year                    $ 298     $ 324     $ 318
          Interest cost on projected benefit obligations                            356       317       285
          Investment return on plan assets                                         (178)     (176)     (121)
          Net amortization and deferral                                            (137)      (98)     (143)
          -------------------------------------------------------------------------------------------------
          Net pension expense                                                     $ 339     $ 367     $ 339
          =================================================================================================

     Accumulated plan benefits, projected benefit obligations, plan net assets and funded status as of April 30 were as follows:

          $ in thousands                                                       1995        1994        1993
          -------------------------------------------------------------------------------------------------
          Actuarial present value of accumulated benefit obligations
            (assumes no future salary increases):
              Vested                                                        $ 3,453     $ 2,947     $ 2,298
              Non-vested                                                        279         271         374
          -------------------------------------------------------------------------------------------------
          Accumulated plan benefits                                         $ 3,732     $ 3,218     $ 2,672
          =================================================================================================
          Actuarial present value of projected benefit obligations for
            service provided to date (assumes future salary increases):     $ 5,045     $ 4,574     $ 4,141
              Transition gain                                                   160         192         224
              Unrecognized net loss                                            (902)       (754)       (710)
              Plan net assets at fair value                                  (3,751)     (3,128)     (2,721)
          -------------------------------------------------------------------------------------------------
          Accrued pension cost                                              $   552     $   884     $   934
          =================================================================================================

     The weighted average discount rate and the rate of increase in future compensation utilized in determining the actuarial present value of the projected benefit obligations are 8% and 5%, respectively. The assumed rate of return on plan assets is 9%.

     The Company also had an unfunded supplemental executive retirement program which was terminated in fiscal year 1990. This was a nonqualified plan that provided certain retired officers with defined pension benefits. At April 30, 1995, 1994 and 1993, the projected benefit obligations recorded in the balance sheets for this plan totaled $154,107, $173,062, and $384,000, respectively. Expenses for the plan were not material for the periods presented.


7.   COMMITMENTS

     The Company has entered into various operating lease agreements for machinery and equipment. Under the terms of these agreements, future minimum lease payments for the years ended April 30 are as follows:

          $ in thousands                                                                             Amount
          -------------------------------------------------------------------------------------------------
          1996                                                                                       $  199
          1997                                                                                          198
          1998                                                                                          189
          1999                                                                                          194
          2000                                                                                          182
          Thereafter                                                                                     84
          -------------------------------------------------------------------------------------------------
          Total minimum lease payments                                                               $1,046
          =================================================================================================

     Most leases provide the Company with certain early cancellation rights, as well as renewal and purchase options. Rent expense under all operating leases for machinery and equipment was $244,000, $169,000, and $27,000 in fiscal years 1995, 1994, and 1993, respectively.

Report of Independent Auditors

To the Stockholders and Board of Directors
Kewaunee Scientific Corporation

We have audited the accompanying balance sheets of Kewaunee Scientific Corporation as of April 30, 1995 and 1994, and the related statements of operations and retained earnings and of cash flows for each of the three years in the period ended April 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kewaunee Scientific Corporation as of April 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Charlotte, North Carolina
June 2, 1995


Management's Report on Financial Statements

The financial statements and accompanying notes were prepared by management, which is responsible for their integrity and objectivity. Management believes the financial statements, which include amounts based on judgments and estimates, fairly reflect the Company's financial position and operating results, in accordance with generally accepted accounting principles. All financial in this annual report is consistent with the financial statements.

Management maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are properly recorded and executed in accordance with management's authorization and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures.

The Company's financial statements have been audited by independent auditors who have expressed their opinion with respect to the fairness of those statements. Their audits included consideration of the Company's internal accounting control systems and related policies and procedures. They advise management and the Audit Committee of significant matters resulting from their audits.

Robert M. Cecchini
Vice President, Finance
Chief Financial Officer

                      Summary of Selected Financial Data

                        Kewaunee Scientific Corporation


$ and shares in thousands, except per share data           1995         1994         1993
- --------------------------------------------------------------------------------------------
Operating Statement Data:
Net sales                                               $62,475      $66,068      $66,984
Costs of products sold                                   52,347       53,325       56,364
- --------------------------------------------------------------------------------------------
Gross profit                                             10,128       12,743       10,620
Operating expenses                                       10,901       12,787       13,647
- --------------------------------------------------------------------------------------------
Operating earnings (loss)                                  (773)         (44)      (3,027)
Other income, net                                           230           88          166
Interest expense                                           (554)        (291)        (300)
- --------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                      (1,097)        (247)      (3,161)
Income tax expense (benefit)                                 --          (44)        (693)
- --------------------------------------------------------------------------------------------
Net earnings (loss)                                     $(1,097)     $  (203)     $(2,468)
============================================================================================
Average shares outstanding                                2,367        2,368        2,368
============================================================================================
Per Share Data:
Net earnings (loss)                                     $ (0.46)     $ (0.09)     $ (1.04)
Cash dividends                                               --           --         0.08
Year-end book value                                        5.98         6.43         6.49
============================================================================================
Balance Sheet Data:
Current assets                                          $18,430      $19,009      $18,334
Current liabilities                                      11,702       11,914       11,777
Net working capital                                       6,728        7,095        6,557
Net property, plant and equipment                        11,120       12,073       12,900
Total assets                                             30,074       31,566       31,776
Long-term debt                                            3,206        3,111        3,607
Stockholders' equity                                     14,154       15,237       15,372
============================================================================================
Other Data:
Capital expenditures                                    $   840      $   933(d)   $ 1,316
Year-end stockholders of record                             439          458          480
Year-end employees                                          575          595          636
Net sales per employee                                  $   109      $   111      $   105
============================================================================================

(a) Operating expense for fiscal year 1991 includes a restructuring charge in the amount of $1.1 million.
(b) Income tax expense for fiscal year 1989 includes a $106,000 charge representing the cumulative effect of the Company's change in accounting for income taxes. Prior years' financial statements have not been restated for this accounting change.
(c) Income tax expense for fiscal year 1988 includes a $331,000 extraordinary credit resulting from the utilization of operating loss carryforwards.
(d) Capital expenditures for fiscal years 1994 and 1992 include assets acquired under capital leases.

               [Summary of Selected Financial Data -- continued]

   1992        1991        1990        1989        1988         1987        1986
- --------------------------------------------------------------------------------
$74,944     $71,104     $74,023     $68,895     $68,578     $ 59,450     $58,707
 59,538      55,029      58,087      50,606      49,111       50,701      46,379
- --------------------------------------------------------------------------------
 15,406      16,075      15,936      18,289      19,467        8,749      12,328
 14,396      15,876(a)   15,161      15,744      18,151       19,436      18,066
- --------------------------------------------------------------------------------
  1,010         199         775       2,545       1,316      (10,687)     (5,738)
    475         499         489         261         276          124       2,930
   (330)       (473)       (575)       (643)       (740)        (703)       (292)
- --------------------------------------------------------------------------------
  1,155         225         689       2,163         852      (11,266)     (3,100)
    354         145         217         566(b)       66(c)    (3,531)     (2,300)
- --------------------------------------------------------------------------------
$   801     $    80     $   472     $ 1,597     $   786     $ (7,735)    $  (800)
================================================================================
  2,412       2,591       2,586       2,587       2,587        2,573       2,559
================================================================================
$  0.33     $  0.03     $  0.18     $  0.62     $  0.30     $  (3.01)    $ (0.31)
   0.16        0.16        0.16        0.04          --        0.275        0.44
   7.44        7.24        7.48        7.46        6.88         6.62       10.00
================================================================================
$22,344     $24,693     $23,191     $22,880     $20,294      $22,874     $28,275
 11,943      12,318      11,651      11,510      11,104       15,892      10,088
 10,401      12,375      11,540      11,370       9,190        6,982      18,187
 13,214      12,383      14,902      15,280      16,181       17,915      18,034
 36,066      37,593      38,193      38,925      37,256       42,175      47,268
  4,657       5,090       5,873       6,656       7,439        8,222       9,104
 17,955      18,979      19,355      19,297      17,808       17,022      25,594
================================================================================

================================================================================
$ 2,189(d)  $ 2,279     $   521     $   791     $   384     $  2,031     $10,822
    492         512         519         560         600          603         683
    747         722         784         826         828          820         898
$   100     $    98     $    94     $    83     $    83     $     73     $    65
================================================================================

QUARTERLY FINANCIAL DATA
(UNAUDITED)

Selected quarterly financial data for fiscal years 1995 and 1994 were as follows:

$ in thousands,                        First     Second      Third     Fourth
except per share data                 Quarter    Quarter    Quarter*  Quarter*
- ------------------------------------------------------------------------------
1995
Net sales                             $16,383    $15,043    $15,877    $15,172
Gross profit                            2,825      2,041      2,700      2,562
Net earnings (loss)                      (111)    (1,201)        70        145
Net earnings (loss) per share           (0.05)     (0.51)      0.03       0.06
- ------------------------------------------------------------------------------
1994
Net sales                             $18,561    $18,059    $13,843    $15,605
Gross profit                            3,751      3,797      2,211      2,984
Net earnings (loss)                       221        245       (613)       (56)
Net earnings (loss) per share            0.09       0.10      (0.26)     (0.02)
- ------------------------------------------------------------------------------

* Reductions in LIFO inventory values increased gross profits by $291,000 in the fourth quarter of fiscal year 1995 and by $200,000 and $725,000 in the third and fourth quarters of fiscal year 1994, respectively.

RANGE OF MARKET PRICES

Kewaunee's common stock is traded in the NASDAQ/Over-the-Counter Market, under the symbol KEQU. The following table sets forth the quarterly high and low prices reported on the NASDAQ National Market System.

                                      First      Second      Third    Fourth
                                      Quarter    Quarter    Quarter   Quarter
- -----------------------------------------------------------------------------
1995                       High        3-5/8      3-7/8      2-7/8     2-5/8
                            Low        3-1/4      2-3/4      2         2-1/8
                          Close        3-5/8      2-7/8      2-5/16    2-1/2
- -----------------------------------------------------------------------------
1994                       High        4-3/8      4-3/4      4-5/8     4
                            Low        3-3/4      4-1/8      3-5/8     3-1/4
                          Close        4-3/8      4-3/8      3-7/8     3-1/2
- -----------------------------------------------------------------------------

STOCKHOLDER INFORMATION

FORM 10-K

This detailed financial report, filed annually with the Securities and Exchange Commission, may be obtained by stockholders without charge by writing the Secretary of the Company, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842.

NOTICE OF ANNUAL MEETING

The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held in the 37th floor Annual Meeting Room at the Harris Trust & Savings Bank, Chicago, IL on August 30, 1995 at 10:00 a.m. Central Daylight Time.

TRANSFER AGENT AND REGISTRAR

All shareholder inquiries, including transfer-related matters, should be directed to:
Mellon Securities Trust Company
85 Challenger Road
Ridgefield, NJ  07660
800-288-9541

CORPORATE OFFICES
2700 West Front Street
P.O. Box 1842
Statesville, NC  28687-1842
Telephone:  704-873-7202

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Charlotte, NC

CORPORATE INFORMATION

BOARD OF DIRECTORS                     EXECUTIVE OFFICERS

MARGARET B. BRUEMMER (1)(2)(3)         ELI MANCHESTER, JR.
  Attorney                               President and Chief Executive
  Milwaukee, WI                            Officer

WILEY N. CALDWELL (3)(4)               ROBERT M. CECCHINI
  Retired President                      Vice President, Finance,
  W.W. Grainger, Inc.                    Chief Financial Officer,
  Skokie, IL                             Treasurer, Secretary

JOHN C. CAMPBELL, JR. (1)(2)           T. RONALD GEWIN
  Private Consultant                     Vice President, Manufacturing
  Arlington, TX
                                       WILLIAM A. SHUMAKER
KINGMAN DOUGLASS (2)(3)(4)               Vice President, Sales & Marketing
  Corporate Counselor
  Chicago, IL

ELI MANCHESTER, JR. (1)(3)
  President/CEO
  Kewaunee Scientific Corporation
  Statesville, NC

THOMAS F. PYLE (3)(4)
  Chairman, President, CEO
  RAYOVAC Corporation
  Madison, WI

JAMES T. RHIND (1)(4)
  Counsel to Bell, Boyd & Lloyd
  Attorneys
  Chicago, IL

(1)   Executive Committee
(2)   Audit Committee
(3)   Financial/Planning Committee
(4)   Compensation Committee

CAREER OPPORTUNITIES

People interested in exploring careers with Kewaunee in management, sales and other areas should contact the Director of Human Resources, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842. Kewaunee Scientific Corporation is an equal opportunity employer.

PRODUCT INFORMATION

Kewaunee Scientific Corporation products are available through a network of sales representatives and a national stocking distributor. For more information, please contact our Marketing Services Department in Statesville, North Carolina.

BasikBench, Evolution, FlexTech, Kemresin, Kemrock, Kemshield, Silhouette, Sturdilite, TechStat and Visionaire are registered trademarks of Kewaunee Scientific Corporation.

                                    (LOGO)

                                   KEWAUNEE
                                  Scientific
                                  Corporation