Form 10-K, Exhibit 13
period 1996-04-30
KEWAUNEE SCIENTIFIC CORP /DE/
filed 1996-07-29
CIK 55529

                                                                      EXHIBIT 13


            [LOGO OF KEWAUNEE SCIENTIFIC CORPORATION APPEARS HERE]





                                                         CELEBRATING
                                                             90
                                                           YEARS
                                                             of
                                                          SERVICE

                                                         1906-1996


                                                    1996 ANNUAL REPORT

________________________________________________________________________________

CORPORATE PROFILE

Kewaunee Scientific Corporation provides innovative products of high quality to the laboratory furniture marketplace. The Company's corporate headquarters are located in Statesville, North Carolina. Manufacturing facilities for steel and wood casework, fume hoods and worksurfaces are also based in Statesville. Operations in Lockhart, Texas produce technical workstations and workbenches for light electronic assembly and testing.

The Company is celebrating 90 years as a recognized leader in the design, manufacture, and installation of laboratory furniture. Kewaunee products are utilized in laboratories worldwide,... encouraging new discovery.


TABLE OF CONTENTS

 2    Letter to our Stockholders              18   Summary of Selected
                                                    Financial Data
 4    Celebrating 90 Years of Service         20   Quaterly Financial Data
 6    Management's Discussion and Analysis    20   Stockholder Information
 8    Financial Statements and Notes               Corporate Information
17    Reports of Independent Auditors              (Inside Back Cover)
      and Management

[PICTURE OF THE COMPANY'S PRODUCTS]          [PICTURE OF THE COMPANY'S PRODUCTS]

LETTER TO OUR STOCKHOLDERS

We are pleased to report good progress in fiscal year 1996 over 1995. Earnings for the year were $361,000, or $.15 per share, which compares to a net loss of $1.1 million, or $.46 per share, for the prior year.

Our sales for the year were $57.6 million, down 7.9% from $62.5 million in the prior year. Substantially all of the sales decline for the year occurred in the low-margin contract-bid business. This was consistent with our strategy during the year intended to increase the profit margins on this business.

We continued our major emphasis on the development of new products and enhancements to existing products. The Supreme Air Series fume hood line was introduced, which allowed us to consolidate all fume hood products into one offering. This fume hood line was designed to provide a variety of models and options so that customers easily can select features and accessories to meet their needs.

Our wood product line was updated, adding three new styles. Buyers now may select from a choice of four styles to create an attractive working environment. Our new solvent storage cabinet recently received the UL mark of safety, one of the very few such cabinets afforded this designation.

We made excellent progress during the year in strengthening and expanding our sales network. Fourteen new sales organizations or representatives were added as part of an on-going effort to upgrade the quality of our agencies and representatives in all regions of the country.

The Lockhart facility reported excellent financial results for the year, and we are proud of their performance. Technical Products Group sales were up 10.6% from the prior year. We expect continued improvement from this group as new products for local area networks are accepted in the marketplace.

We constantly are striving throughout the organization to reduce costs and realize higher operating efficiencies. Significant progress was made this past year as improvements in manufacturing costs were attained as a result of increased usage of computerized manufacturing machinery in the factories. Cost reductions were realized in the last half of the year by moving the majority of our fume hood production from the Lockhart facility to Statesville. These efforts, together with realizing the full impact of operating expense reductions made the previous year, resulted in an operating expense reduction of $1.1 million, or 9.9%.

We must compliment our financial organization for strengthening our balance sheet during the year. Cash generated from collections was used to repay debt, which was reduced to $2.8 million at year-end, from $5.6 million the previous year. Receivables were reduced to $13.2 million at year-end, from $15.6 million at the end of last year. Unused credit available under our bank revolving credit facility was $4.0 million at year-end.

Several key management changes were made during the year. D. Michael Parker was elected Vice President of Finance/CFO, Secretary and Treasurer, succeeding Robert M. Cecchini who retired; Ronald D. Popiel was promoted to Vice President of Manufacturing, replacing T. Ronald Gewin, who relocated to Texas to serve as Vice President of Operations for the Technical Products Group; and James J. Rossi was promoted to Vice President of Human Resources.

During the coming year, we expect to continue our established momentum. We will maintain our pricing strategies for the contract-bid business, continue with the introduction of several new products, continue strong emphasis on investment in our factories and, most importantly, continue with our focus on customer satisfaction in everything that we do.

Your Company has a proud heritage of providing products and services of the highest quality to the laboratory furniture marketplace. As we begin our 91st year, our entire team stands committed to continue our traditions. We thank you, our valued stockholders, for your continuing confidence and support.

Sincerely,

/s/ ELI MANCHESTER, JR.
- -----------------------
    Eli Manchester, Jr.
    President/CEO

July 1996

                [PICTURE OF EXECUTIVE OFFICERS OF THE COMPANY]

CELEBRATING 90 YEARS OF SERVICE:  1906...

                    [PICTURES OF VINTAGE COMPANY CATALOGS]

Shortly after the turn of the century, Kewaunee's founders recognized that equipment needs of an emerging scientific community far exceeded products available in the marketplace. The first catalog depicting our laboratory furniture stated that the designs "considered quality of material and construction, elegance of appearance, stability and careful attention to detail." Using those principles as a foundation, Kewaunee has continued as the leader in meeting the changing needs of the laboratory furniture industry. The photographs on these pages illustrate how catalog and product designs have changed with technology.

[PICTURE OF VINTAGE LABORATORY]       [PICTURE OF VINTAGE LABORATORY EQUIPMENT]

                     [PICTURE OF CURRENT COMPANY CATALOGS]

Laboratories of today must comply with new standards and regulations being implemented to protect the worker. The Company's newest line of Supreme Air fume hoods and Signature Series wood satisfy these safety corners as well as address customer demand for innovative products and accessories. During the past year, we developed an extensive literature program to market these products, using the theme, ...encouraging new discovery. This expresses Kewaunee's continued commitment to develop products and provide services that enhance the ability of our customers to achieve their objectives.

[PICTURE OF MODERN LABORATORY]     [PICTURE OF MODERN LABORATORY EQUIPMENT]

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Sales for the year ended April 30, 1996 were $57.6 million, down 7.9% from fiscal year 1995 sales of $62.5 million. Substantially all of the sales decline occurred in the low-margin contract-bid laboratory furniture business, consistent with the Company's bidding strategy to increase the profitability of this business. Fiscal year 1995 sales decreased 5.4% from fiscal year 1994 sales of $66.1 million. The 1995 sales decrease was primarily attributable to the lower sales volume and lower selling prices of contract-bid laboratory furniture, partially offset by increased sales of end-user products.

The Company's unfilled sales order backlog was $23.2 million at April 30, 1996, as compared to $24.1 million at April 30, 1995 and $25.3 million at April 30, 1994.

Gross profit represented 18.6% of sales in fiscal year 1996, 16.2% of sales in fiscal year 1995 and 19.3% of sales in fiscal year 1994. As compared to fiscal year 1995, the fiscal year 1996 gross profit margin was favorably affected by several factors, including increased profit margins on contract-bid laboratory furniture sales and continuing cost improvement programs. As compared to fiscal year 1994, the fiscal year 1995 gross profit margin was unfavorably affected by the lower sales volume and lower profit margins on contract-bid laboratory furniture sales. Gross profit margins were increased by LIFO adjustments of $56,000 in fiscal year 1996, $291,000 in fiscal year 1995, and $925,000 in fiscal year 1994, as a result of reductions in inventories during these years.

Operating expenses decreased to $9.8 million in fiscal year 1996, from $10.9 million in fiscal year 1995 and $12.8 million in 1994. As a percent of sales, these expenses were 17.1%, 17.4%, and 19.4% in fiscal years 1996, 1995 and 1994, respectively. The reductions in operating expenses in fiscal years 1996 and 1995 resulted from a variety of cost improvement actions, including in particular, significant reductions in management and administrative personnel which occurred in the second quarter of fiscal year 1995.

Other income was $158,000, $230,000 and $88,000 in fiscal years 1996, 1995 and 1994, respectively. Other income in fiscal year 1996 was primarily attributable to life insurance proceeds received in connection with one of the Company's employee benefit plans. Other income in fiscal year 1995 was primarily attributable to a cash settlement received related to an investment that had been written-down in a prior year. Interest expense was $694,000, $554,000 and $291,000 in fiscal years 1996, 1995 and 1994, respectively. The increase in interest expense in fiscal year 1996 resulted from higher levels of debt during the first half of the year. The significant increase in interest expense in fiscal year 1995, as compared to fiscal year 1994, resulted from higher levels of debt and higher interest rates, as well as costs associated with a debt restructuring during the year.

No income tax expense or benefit was recorded for fiscal years 1996 or 1995. An income tax benefit of $44,000 was recorded in fiscal year 1994 related to the operating loss reported for that year. The effective tax rate for each of these years differs from the related statutory rates primarily due to adjustments to the deferred tax valuation allowance. Because of the Company's prior years' operating losses, valuation allowances of $1.0 million, $1.2 million, and $815,000 were provided at April 30, 1996, 1995, and 1994, respectively, to reduce deferred tax assets at these dates to an amount which was considered more likely than not to be realized.

The Company had net earnings of $361,000, or 15 cents per share, for fiscal year 1996. This compares to a net loss of $1,097,000, or 46 cents per share, for fiscal year 1995, and a net loss of $203,000, or 9 cents per share, for fiscal year 1994.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's principal sources of liquidity have been funds generated from operations, supplemented as needed by short-term borrowings. The Company believes that these sources will be sufficient to support ongoing business levels, including capital expenditures and debt service requirements.

The Company had working capital of $5.0 million at April 30, 1996, as compared to $6.7 million at April 30, 1995. This reduction occurred as cash generated from collections of receivables was used to repay long-term debt. The ratio of current assets to current liabilities was 1.5-to-1 at April 30, 1996, slightly below the April 30, 1995 ratio of 1.6-to-1. The debt-to-equity ratio was .19-to-1 at April 30, 1996, as compared to .39-to-1 at April 30, 1995.

At April 30, 1996, the Company had unused credit available of $4.0 million under a revolving credit facility which extends through January 1997. Management anticipates this facility will be renewed or replaced in fiscal year 1997.

The Company's operations provided cash of $3.1 million in fiscal year 1996, primarily from operating earnings and a decrease in customer receivables. The Company's operations used cash of $329,000 in fiscal year 1995 and provided cash of $1.9 million in fiscal year 1994.

Capital expenditures were $812,000 in fiscal year 1996, $840,000 in fiscal year 1995, and $933,000 in fiscal year 1994. Capital expenditures of approximately $1.6 million are planned for fiscal year 1997, primarily for the purchase of production machinery. It is anticipated that these expenditures will be funded by cash flows from operations and, to a lesser extent, leasing or financing arrangements.

The Company did not pay any dividends during fiscal years 1996, 1995, and 1994. The payment of such dividends in the future will be evaluated by the Company's Board of Directors on a periodic basis, giving consideration to the Company's actual and anticipated future operating results.


RECENT ACCOUNTING STANDARDS

In March 1995, the FASB issued Statement No.121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. This statement requires long-lived assets and certain identifiable intangibles to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt SFAS No. 121 in fiscal year 1997 and does not believe that the implementation of this Statement will have a material impact on the Company's financial condition or results of operations.

STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS

KEWAUNEE SCIENTIFIC CORPORATION                            YEARS ENDED APRIL 30

$ and shares in thousands, except per share data       1996           1995           1994
- ------------------------------------------------------------------------------------------
Net sales (Note 1)                                  $57,559        $62,475        $66,068
- ------------------------------------------------------------------------------------------

Costs of products sold (Note 2)                      46,835         52,347         53,325
- ------------------------------------------------------------------------------------------

Gross profit                                         10,724         10,128         12,743
- ------------------------------------------------------------------------------------------

Operating expenses                                    9,827         10,901         12,787
- ------------------------------------------------------------------------------------------

Operating earnings (loss)                               897        (   773)        (   44)
- ------------------------------------------------------------------------------------------

Other income, net                                       158            230             88
- ------------------------------------------------------------------------------------------

Interest expense                                        694)           554)        (  291)
- ------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                     361         (1,097)        (  247)
- ------------------------------------------------------------------------------------------

Income tax benefit (Note 4)                               -              -         (   44)
- ------------------------------------------------------------------------------------------

Net earnings (loss)                                     361         (1,097)          (203)
- ------------------------------------------------------------------------------------------

Retained earnings at beginning of year                9,000         10,097         10,300
- ------------------------------------------------------------------------------------------

Retained earnings at end of year                    $ 9,361        $ 9,000        $10,097
==========================================================================================

Net earnings (loss) per share                         $0.15        $( 0.46)       $( 0.09)
==========================================================================================

Weighted average number of
       common shares outstanding                      2,367          2,367          2,368
==========================================================================================

See accompanying notes to financial statements.

BALANCE SHEETS

KEWAUNEE SCIENTIFIC CORPORATION                                         APRIL 30

ASSETS (Note 3)    $ and shares in thousands                           1996                    1995
- ---------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash                                                               $     16                $     58
Short-term investments                                                    -                     350
Receivables, less allowance - $561 (1996); $624 (1995)               13,212                  15,571
Inventories  (Note 2)                                                 1,213                   1,336
Prepaid  expenses and other current assets (Note 4)                   1,205                   1,115
- ---------------------------------------------------------------------------------------------------
Total current assets                                                 15,646                  18,430
- ---------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
Land                                                                    109                      97
Buildings and improvements                                           13,383                  13,048
Machinery and equipment                                              12,348                  12,088
- ---------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost                               25,840                  25,233
Accumulated depreciation                                            (15,532)                (14,113)
- ---------------------------------------------------------------------------------------------------
Net property, plant and equipment                                    10,308                  11,120
- ---------------------------------------------------------------------------------------------------
OTHER ASSETS                                                            550                     524
- ---------------------------------------------------------------------------------------------------
                                                                   $ 26,504                $ 30,074
===================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
- ---------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Short-term borrowings (Note 3)                                     $  2,320                $  2,239
Current portion of  long-term debt                                      180                     111
Accounts payable                                                      4,505                   5,494
Employee compensation and amounts withheld                            1,182                   1,378
Accrued insurance costs                                                 605                   1,026
Other accrued expenses                                                1,807                   1,454
- ---------------------------------------------------------------------------------------------------
Total current liabilities                                            10,599                  11,702
- ---------------------------------------------------------------------------------------------------
LONG-TERM DEBT (Note 3)                                                 328                   3,206
- ---------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES AND OTHER NON-CURRENT
   LIABILITIES (Notes 4 and 6)                                        1,062                   1,012
- ---------------------------------------------------------------------------------------------------
COMMITMENTS (Note 7)

STOCKHOLDERS' EQUITY (Note 5)
Common stock, $2.50 par value
   Authorized- 5,000 shares
   Issued- 2,620 shares                                               6,550                   6,550
Additional paid-in-capital                                              116                     116
Retained earnings                                                     9,361                   9,000
Common stock in treasury, at cost (253 shares))                     ( 1,512)                ( 1,512)
- ---------------------------------------------------------------------------------------------------
Total stockholders' equity                                           14,515                  14,154
- ---------------------------------------------------------------------------------------------------
                                                                   $ 26,504                $ 30,074
===================================================================================================

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

KEWAUNEE SCIENTIFIC CORPORATION                             YEARS ENDED APRIL 30

$ in thousands                                         1996               1995               1994
- --------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)                                 $   361            $(1,097)           $(  203)
Adjustments to reconcile net earnings
 (loss) to net cash provided by (used in)
 operating activities:
  Depreciation and amortization                       1,624              1,793              1,760
  Bad debt provision (credit)                            39                125             (   67)
  Deferred income tax benefit                        (   71)           (     2)            (  143)
  Decrease (increase) in receivables                  2,320            (   569)            (  257)
  Decrease in inventories                               123                210                695
  (Decrease) increase in accounts
   payable and accrued expenses                      (1,253)           (   727)               350
  Other, net                                              5            (    62)            (  193)
- --------------------------------------------------------------------------------------------------
Net cash provided by (used in)
 operating activities                                 3,148            (   329)             1,942
- --------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                 (  474)           (   840)            (  771)
Net decrease (increase) in
 short-term investments                                 350                455             (  305)
- --------------------------------------------------------------------------------------------------
Net cash used in investing activities                (  124)           (   385)            (1,076)
- --------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in short-term   borrowings                  81              1,039                200
Proceeds from revolving credit facility
 classified as long-term                                  -              3,000                  -
Repayment of long-term debt
 (including current maturities)                      (3,147)            (3,429)            (1,071)
- --------------------------------------------------------------------------------------------------
Net cash (used in) provided by
 financing activities                                (3,066)               610             (  871)
- --------------------------------------------------------------------------------------------------
DECREASE IN CASH                                     (   42)           (   104)            (    5)

CASH AT BEGINNING OF YEAR                                58                162                167
- --------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                 $    16            $    58            $   162
==================================================================================================
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
  Interest paid                                     $   760            $   575)           $   313
  Income taxes refunded, net                        $(    4)           $(   94)           $(   29)
==================================================================================================
SUPPLEMENTAL DISCLOSURE OF NONCASH
INVESTING AND FINANCING ACTIVITIES
  Assets acquired under capital leases
   and equipment financing                          $   338            $     -            $   162
==================================================================================================

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Nature of Operations. Kenwaunee Scientific Corporation (the "Company") is a manufacturer of scientific and technical workstations including wood and steel furniture, fume hoods, worksurface, sinks and other accessories. Sales are made through purchase orders and contracts submitted by customers, the Company's commissioned dealers, competitive bids submitted by the Company and a national distributor. The majority of the Company's products are sold to customers located in North America, Primarily within the United States. The company's products are used in chemistry, physics, biology, and other general science laboratories in the industrial, commercial, educational, governmental and health-care markets.

   Cash. Cash includes highly-liquid investments with original maturities of three months or less. Cash excludes short-term investments consisting of bank certificates of deposits which are recorded at cost.

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

   Use of Estimates. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates impacting the accompanying financial statements relate to the allowance for uncollectible accounts receivable and the valuation allowance for deferred tax assets.

   Fair Value of Financial Instruments. The Company's financial instruments include cash, short-term investments, long-term debt, accounts receivable and accounts payable. The carrying value of the cash and long-term debt approximates their estimated fair values based upon quoted market prices. The carrying amount of short-term investments, accounts receivable and accounts payable approximates fair value due to the short maturities of these instruments.

   Sales Recognition and Installation Services. Sales are generally recognized at the date of shipment and, at that time, provision is made for the cost to complete installations of products sold.

   Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance must be provided.

   Customer Concentration. Sales to the Company's national distributor represented 14%, 17% and 13% of the Company's fiscal years 1996, 1995, and 1994 sales, respectively.

   Advertising Costs. The Company expenses advertising costs as incurred, including trade shows, training materials, sales samples, catalogs, and other related expenses. Advertising costs for the years ended April 30, 1996, 1995, and 1994 were $587,000, $340,000, and $781,000, respectively.

   Stock-Based Compensation. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No.123, Accounting for Stock-Based Compensation, which will be effective for the Company beginning May 1, 1996. SFAS No.123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No.25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No.25 to its stock based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share.

   Recent Accounting Pronouncements. In March 1995, the FASB issued Statement No.121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. This statement requires long-lived assets and certain identifiable intangibles to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt SFAS No. 121 in fiscal year 1997 and does not believe that the implementation of this Statement will have a material impact on the Company's financial condition or results of operations.

2. INVENTORIES

   Inventories consisted of the following at April 30:

     $ in thousands                1996     1995
     -------------------------------------------
     Finished goods              $  253   $  280
     Work-in-process                280      345
     Materials and components       680      711
     -------------------------------------------
     Total inventories           $1,213   $1,336
     ===========================================

   If inventories had been determined using the first-in, first-out (FIFO) method at April 30, 1996 and 1995, reported inventories would have been $2.2 million greater in both years.

   Reductions in LIFO inventory values in fiscal years 1996 and 1995 increased operating earnings by $56,000 and $291,000, respectively.

3. LONG-TERM DEBT AND OTHER CREDIT ARRANGEMENTS

   Long-term debt consisted of the following at April 30:


     $ in thousands                                     1996           1995
     -----------------------------------------------------------------------
     Borrowings under revolving credit facility
      classified as long-term                          $   -         $3,000
     Equipment financing, 10.5% payable in
      monthly installments through the year 2000         302              -
     Capital lease obligations                           206            317
     -----------------------------------------------------------------------
     Total long-term debt                                508          3,317
     Less: current portion                              (180)        (  111)
     -----------------------------------------------------------------------
     Long-term portion                                 $ 328         $3,206
     ======================================================================

   The revolving credit facility ("the facility") allows the Company to borrow the lesser of $8.5 million, or that available under certain eligibility formulas using qualifying receivables and inventories, as defined under the credit arrangement. At April 30, 1996, borrowings outstanding under the facility were $2.3 million and letters of credit issued and outstanding under the facility were $500,000, leaving $4.0 million of unused credit available as of that date.

   Under the facility, the Company makes monthly interest payments at a rate of the greater of 8% or 1% over the lender's prime rate, calculated on the greater of $3.0 million or the average loan balance outstanding during each month. The prime rate was 8.25% at April 30, 1996. The Company's receivables, inventories, and property, plant and equipment are pledged to the lender as collateral securing borrowings under the facility.

   The facility extends through January 1997. Management anticipates this facility will be renewed or replaced in fiscal year 1997. Due to the facility's maturity date, all borrowings outstanding under the facility at April 30, 1996 were classified as short-term borrowings.

   CAPITAL LEASES

   The Company has entered into two lease agreements for machinery and equipment that are classified as capital leases for financial reporting purposes. These leases provide the Company with certain early cancellation rights, as well as renewal and purchase options. Under the terms of the agreements, future minimum lease payments for years ended April 30 and the present value of such payments as of April 30, 1996 are as follows:

     $ in thousands                              Amount
     ---------------------------------------------------
     1997                                        $  136
     1998                                            33
     1999                                            33
     2000                                            33
     ---------------------------------------------------
     Total minimum lease payments                   235
     Less - amount representing interest           ( 29)
     ---------------------------------------------------
     Present value of net minimum lease payments    206)
     Less: current portion                         (122)
     ---------------------------------------------------
     Long-term portion                           $   84)
     ===================================================

4. INCOME TAXES

   Income tax expense (benefit) consisted of the following:

      $ in thousands                                 1996      1995      1994
     -------------------------------------------------------------------------
     Current tax expense                           $   71)   $    2)   $   99)
     Deferred tax expense (benefit)                   140)    ( 412)    ( 192)
     Increase (decrease) in valuation allowance
      on deferred tax assets                        ( 211)      410        49
     -------------------------------------------------------------------------
     Net income tax benefit                        $    -    $    -    $(  44)
     =========================================================================

  The reasons for the differences between the above net income tax benefit and the amounts computed by applying the statutory federal income tax rates to earnings (loss) before income taxes are as follows:

     $ in thousands                                     1996     1995     1994
     --------------------------------------------------------------------------
     Income tax expense (benefit) at statutory rate   $  123   $( 373)  $ ( 91)
     State and local taxes, net of federal
      income tax expense (benefit)                        24    (  43)    ( 11)
     Increase (decrease) in valuation allowance
      on deferred tax assets                           ( 211)     410       49
     Other                                                64        6        9
     --------------------------------------------------------------------------
     Net income tax benefit                           $    -   $    -   $ ( 44)
     ==========================================================================

   As of April 30, 1996, the Company had general tax credit carryforwards of $448,000 and alternative minimum tax credit carryforwards of $338,000 available to offset future taxes payable. The general tax credit carryforwards expire in 2002.

   Significant items comprising the Company's deferred tax assets and liabilities as of April 30 were as follows:

     $ in thousands                                   1996        1995
     ------------------------------------------------------------------
     Deferred tax assets:
      Tax credit carryforwards                    $    786    $    893
      Accrued retirement plans expense                 434         376
      Accrued insurance plans expense                  280         423
      Allowance for doubtful accounts                  233         241
      Inventory reserves and capitalized costs         181         184
      Net operating loss carryforwards                  67          70
      Other                                            147         195
     ------------------------------------------------------------------
                                                     2,128       2,382

      Valuation allowance                           (1,014)     (1,225)
     ------------------------------------------------------------------
      Total deferred tax assets                      1,114       1,157
     ------------------------------------------------------------------
     Deferred tax liabilities:
      Difference between book and tax basis
       of property, plant and equipment             (  916)     (  964)
      Tax lease benefits                            (   66)        115
      Other                                         (   12)     (   29)
     ------------------------------------------------------------------
      Total deferred tax liabilities                (  994)     (1,108)
     ------------------------------------------------------------------
     Net deferred tax assets                      $    120    $     49
     ==================================================================

5. STOCK OPTIONS

   During fiscal year 1992, stockholders approved the 1991 Key Employee Stock Option Plan, which replaced the expiring 1982 Incentive Stock Option Plan. This plan allows the Company to grant options on 130,000 shares of the Company's common stock to officers and other key employees. Options are granted at not less than the fair market value at the date of grant. Options are exercisable in such installments, for such terms (up to ten years) and at such times as the Board of Directors may determine at the time of the grant. At April 30, 1996, there were 28,500 shares available for future grants under the plan.

   During fiscal year 1994, the stockholders approved the 1993 Stock Option Plan for Directors. This plan allows the Company to grant options to non-employee directors on 40,000 shares of the Company's common stock. Each such director of the Company is eligible to receive an option to purchase 5,000 shares of the Company's common stock on the effective date of the plan or on the date of commencement of service as a director. Options are exercisable in four equal, annual installments and expire five years from date of grant. Options are granted at the fair market value at the date of the grant. At April 30, 1996, there were 10,000 shares available for future grants under the plan.

   Stock option activity is summarized as follows:

                                                   1996        1995       1994
     --------------------------------------------------------------------------
     Grants outstanding at beginning of year    130,000     162,500     94,500
     Granted                                     63,000       2,000     81,000
     Canceled                                 (  16,500)  (  34,500) (  13,000)
     --------------------------------------------------------------------------
     Grants outstanding at end of year*         176,500     130,000    162,500
     ==========================================================================
     Exercisable at end of year                  41,625      54,750     15,625
     ==========================================================================
     Exercise price range per share of
      options outstanding at end of year         $2.313       $3.25      $3.75
                                              to $ 6.50    to $6.50   to $6.50
     ==========================================================================

     *Includes an option on 45,000 shares under the 1982 Incentive Stock Option Plan which was unexercisable at April 30, 1996 and will expire in February 1997.


6. RETIREMENT BENEFITS

   The Company has non-contributory defined benefit pension plans covering substantially all salaried and hourly employees. The defined benefit plan for salaried employees provides pension benefits that are based on each employee's years of service and average annual compensation during the last 10 consecutive calendar years of employment. The benefit plan for hourly employees provides benefits at stated amounts based on years of service. The Company's funding policy is to make quarterly contributions to fund the plans during the participant's working lifetime. The quarterly contributions have met ERISA's funding requirements. Plan assets consist primarily of common stocks, government securities and fixed-income funds.

   The components of net pension expense consisted of the following:

     $ in thousands                                    1996    1995     1994
     ------------------------------------------------------------------------
     Service cost for the benefits earned
      during the year                                 $ 266   $ 298   $  324
     Interest cost on projected benefit obligations     384     356      317
     Investment return on plan assets                  (308)   (178)   ( 176)
     Net amortization and deferral                     ( 57)   (137)   (  98)
     -------------------------------------------------------------------------
     Net pension expense                              $ 285   $ 339   $  367
     =========================================================================

   Accumulated plan benefits, projected benefit obligations, plan net assets and funded status as of April 30 were as follows:

     $ in thousands                                1996      1995       1994
     ------------------------------------------------------------------------
     Actuarial present value of accumulated benefit obligations
      (assumes no future salary increases):
         Vested                                  $3,962    $3,453    $ 2,947
         Non-vested                                 186     11279        271
     ------------------------------------------------------------------------
     Accumulated plan benefits                   $4,148    $3,732     $3,218
     ========================================================================
     Actuarial present value of projected benefit
      obligations for service provided to date
      (assumes future salary increases):         $5,378    $5,045     $4,574
     Transition gain                                128       160        192
     Unrecognized net loss                       (  523)   (  902)    (  754)
     Plan net assets at fair value               (4,416)   (3,751)    (3,128)
     ------------------------------------------------------------------------
     Accrued pension cost                        $  567)   $  552)    $  884)
     ========================================================================

   The weighted average discount rate and the rate of increase in future compensation utilized in determining the actuarial present value of the projected benefit obligations are 8% and 5%, respectively. The assumed rate of return on plan assets is 9%.

   The Company also had an unfunded supplemental executive retirement program which was terminated in fiscal year 1990. This was a nonqualified plan that provided certain retired officers with defined pension benefits. At April 30, 1996, 1995 and 1994, the projected benefit obligations recorded in the balance sheets for this plan totaled $132,907, $154,107, and $173,062, respectively. Expenses for the plan were not material for the periods presented.


7. COMMITMENTS

   The Company has entered into various operating lease agreements for machinery and equipment. Under the terms of these agreements, future minimum lease payments for the years ended April 30 are as follows:

     $ in thousands                                              Amount
     ------------------------------------------------------------------
     1997                                                        $  434
     1998                                                           413
     1999                                                           404
     2000                                                           393
     2001                                                           165
     Thereafter                                                      14
     ------------------------------------------------------------------
     Total minimum lease payments                                $1,823
     ==================================================================

   Most leases provide the Company with certain early cancellation rights, as well as renewal and purchase options. Rent expense under all operating leases for machinery and equipment was $530,000, $455,000 and $448,000 in fiscal years 1996, 1995, and 1994, respectively.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Kewaunee Scientific Corporation

We have audited the accompanying balance sheets of Kewaunee Scientific Corporation as of April 30, 1996 and 1995, and the related statements of operations and retained earnings and of cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kewaunee Scientific Corporation as of April 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Charlotte, North Carolina
May 31, 1996


MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

The financial statements and accompanying notes were prepared by management, which is responsible for their integrity and objectivity. Management believes the financial statements, which include amounts based on judgments and estimates, fairly reflect the Company's financial position and operating results, in accordance with generally accepted accounting principles. All financial information in this annual report is consistent with the financial statements.

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

D. Michael Parker
Vice President, Finance
Chief Financial Officer

SUMMARY OF SELECTED FINANCIAL DATA

KEWAUNEE SCIENTIFIC CORPORATION

$ and shares in thousands, except per share data                 1996       1995       1994
- ------------------------------------------------------------------------------------------------
OPERATING STATEMENT DATA:
Net sales                                                     $57,559    $62,475    $66,068
Costs of products sold                                         46,835     52,347     53,325
- ------------------------------------------------------------------------------------------------
Gross profit                                                   10,724     10,128     12,743
Operating expenses                                              9,827     10,901     12,787
- ------------------------------------------------------------------------------------------------
Operating earnings (loss)                                         897     (  773)    (   44)
Other income, net                                                 158        230         88
Interest expense                                               (  694)    (  554)    (  291)
- ------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                               361     (1,097)    (  247)
Income tax expense (benefit)                                        -          -     (   44)
- ------------------------------------------------------------------------------------------------
Net earnings (loss)                                           $   361    $(1,097)   $(  203)
================================================================================================
Average shares outstanding                                      2,367      2,367      2,368
================================================================================================
PER SHARE DATA:
Net earnings (loss)                                           $  0.15    $( 0.46)   $( 0.09)
Cash dividends                                                      -          -          -
Year-end book value                                              6.13       5.98       6.43
================================================================================================
BALANCE SHEET DATA:
Current assets                                                $15,646    $18,430    $19,009
Current liabilities                                            10,599     11,702     11,914
Net working capital                                             5,047      6,728      7,095
Net property, plant and  equipment                             10,308     11,120     12,073
Total assets                                                   26,504     30,074     31,566
Long-term debt                                                    328      3,206      3,111
Stockholders' equity                                           14,515     14,154     15,237
================================================================================================
OTHER DATA:
Capital expenditures                                          $   812    $   840    $   933(d)
Year-end stockholders of record                                   409        439        458
Year-end employees                                                499        575        595
================================================================================================

(a) Operating expense for fiscal year 1991 includes a restructuring charge in the amount of $1.1 million.

(b) Income tax expense for fiscal year 1989 includes a $106,000 charge representing the cumulative effect of the Company's change in accounting for income taxes. Prior years' financial statements have not been restated for this accounting change.

(c) Income tax expense for fiscal year 1988 includes a $331,000 extraordinary credit resulting from the utilization of operating loss carryforwards.

(d) Capital expenditures for fiscal years 1996, 1994, and 1992 include assets acquired under capital leases and equipment financing.

      1993          1992            1991            1990            1989               1988               1987
- ---------------------------------------------------------------------------------------------------------------

  $ 66,984       $74,944         $71,104         $74,023         $68,895            $68,578           $ 59,450
    56,364        59,538          55,029          58,087          50,606             49,111             50,701
- ---------------------------------------------------------------------------------------------------------------
    10,620        15,406          16,075          15,936          18,289             19,467              8,749
    13,647        14,396          15,876 (a)      15,161          15,744             18,151             19,436
- ---------------------------------------------------------------------------------------------------------------
    (3,027)        1,010             199             775           2,545              1,316            (10,687)
       166           475             499             489             261                276                124
    (  300)      (   330)        (   473)        (   575)        (   643)           (   740)           (   703)
- ---------------------------------------------------------------------------------------------------------------
    (3,161)        1,155             225             689           2,163                852            (11,266)
    (  693)          354             145             217             566(b)              66(c)         ( 3,531)
- ---------------------------------------------------------------------------------------------------------------
 $  (2,468)      $   801         $    80         $   472         $ 1,597            $   786            ($7,735)
===============================================================================================================
     2,368         2,412           2,591           2,586           2,587              2,587              2,573
===============================================================================================================

 $   (1.04)        $0.33           $0.03           $0.18           $0.62              $0.30             ($3.01
      0.08          0.16            0.16            0.16            0.04                 NN              0.275
      6.49          7.44            7.24            7.48            7.46               6.88               6.62
===============================================================================================================

 $  18,334       $22,344         $24,693         $23,191         $22,880            $20,294           $ 22,874
    11,777        11,943          12,318          11,651          11,510             11,104             15,892
     6,557        10,401          12,375          11,540          11,370              9,190              6,982
    12,900        13,214          12,383          14,902          15,280             16,181             17,915
    31,776        36,066          37,593          38,193          38,925             37,256             42,175
     3,607         4,657           5,090           5,873           6,656              7,439              8,222
    15,372        17,955          18,979          19,355          19,297             17,808             17,022
===============================================================================================================

 $   1,316       $ 2,189(d)      $ 2,279         $   521         $   791            $   384           $  2,031
       480           492             512             519             560                600                603
       636           747             722             784             826                828                820
===============================================================================================================

QUARTERLY FINANCIAL DATA (UNAUDITED)

  Selected quarterly financial data for fiscal years 1996 and 1995 were as follows:

  $ in thousands,                   First     Second     Third    Fourth
    except per share data          Quarter    Quarter   Quarter  Quarter*
  -----------------------------------------------------------------------
  1996
  Net sales                        $15,548)  $ 15,385)  $12,719   $13,907
  Gross profit                       2,673)     2,996)    2,428     2,627
  Net earnings                          70)       148)       87        56
  Net earnings per share              0.03)      0.06)     0.04      0.02
  -----------------------------------------------------------------------
  1995
  Net sales                        $16,383)  $ 15,043)  $15,877   $15,172
  Gross profit                       2,825)     2,041)    2,700     2,562
  Net earnings (loss)               (  111     (1,201)       70       145
  Net earnings (loss) per share     ( 0.05)    ( 0.51)     0.03      0.06
  -----------------------------------------------------------------------

 *Reductions in LIFO inventory values increased gross profits by $56,000 and $291,000 in the fourth quarter of fiscal years 1996 and 1995, respectively.

RANGE OF MARKET PRICES

  Kewaunee's common stock is traded in the NASDAQ/Over-the-Counter Market, under the symbol KEQU. The following table sets forth the quarterly high and low prices reported on the NASDAQ National Market System.

                                 First      Second        Third       Fourth
                                Quarter     Quarter      Quarter      Quarter
  ---------------------------------------------------------------------------
  1996      High                 31/8        31/2         35/8         41/4
            Low                  21/8        21/4         25/8         35/8
            Close               25/16        37/8         35/8         35/8
  ---------------------------------------------------------------------------
  1995      High                 35/8        37/8         27/8         25/8
            Low                  31/4        23/4         27/8         21/8
            Close                35/8        27/8        25/16         21/2
  ---------------------------------------------------------------------------

STOCKHOLDER INFORMATION

CORPORATE OFFICES

2700 West Front Street
P.O. Box 1842
Statesville, NC  28687-1842
Telephone: 704-873-7202

NOTICE OF ANNUAL MEETING

The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held in the 37th floor Annual Meeting Room at Harris Trust & Savings Bank, Chicago, IL on August 28, 1996 at 10:00 a.m. Central Daylight Time.

TRANSFER AGENT AND REGISTRAR

All shareholder inquiries, including transfer-related matters, should be directed to:
ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ  07660
800-288-9541

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Charlotte, NC

FORM 10-K

This detailed financial report, filed annually with the Securities and Exchange Commission, may be obtained by stockholders without charge by writing the Secretary of the Company, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842.

CORPORATE INFORMATION

BOARD OF DIRECTORS                       EXECUTIVE OFFICERS

MARGARET BARR BRUEMMER (1)(2)(3)         ELI MANCHESTER, JR.
     Attorney                                 President and Chief Executive
     Madison, WI                              Officer

                                         T. RONALD GEWIN
WILEY N. CALDWELL (3)(4)                      Vice President, Operations
     Retired President                        Technical Products Group
     W. W. Grainger, Inc.
     Skokie, IL                          D. MICHAEL PARKER
                                              Vice President, Finance,
JOHN C. CAMPBELL, JR. (1)(2)                  Chief Financial Officer,
     Private Consultant                       Treasurer, Secretary
     Arlington, TX
                                         RONALD D. POPIEL
KINGMAN DOUGLASS (2)(3)(4)                    Vice President, Manufacturing
     Corporate Counselor
     Summerland, CA                      JAMES J. ROSSI
                                              Vice President, Human Resources
ELI MANCHESTER, JR. (1)(3)
     President/CEO                       WILLIAM A. SHUMAKER
     Kewaunee Scientific Corporation          Vice President, Sales & Marketing
     Statesville, NC

THOMAS F. PYLE (3)(4)
     Chairman, President, CEO
     RAYOVAC Corporation
     Madison, WI

JAMES T. RHIND (1)(4)
     Counsel to Bell, Boyd & Lloyd
     Attorneys
     Chicago, IL

(1) Executive Committee
(2) Audit Committee
(3) Financial/Planning Committee
(4) Compensation Committee

CAREER OPPORTUNITIES

People interested in exploring careers with Kewaunee in management, sales and other areas should contact the Vice President of Human Resources, Kewaunee
Scientific Corporation,   P.O. Box 1842, Statesville, NC   28687-1842.  Kewaunee
Scientific Corporation is an equal opportunity employer.

PRODUCT INFORMATION

Kewaunee Scientific Corporation products are available through a network of sales representatives and a national stocking distributor. For more information, please contact our Marketing Services Department in Statesville, North Carolina.
Telephone: 704-873-7202

TRADEMARKS

BasikBench, Evolution, FlexTech, Instalab, Kemresin, Kemrock, Kemshield, Silhouette, Sturdilite, TechStat, Versalab and Visionaire are registered trademarks of Kewaunee Scientific Corporation.

            [LOGO OF KEWAUNEE SCIENTIFIC CORPORATION APPEARS HERE]