Form 10-K, Exhibit 13
period 1997-04-30
KEWAUNEE SCIENTIFIC CORP /DE/
filed 1997-07-18
CIK 55529

                                                                      Exhibit 13

                              1997 Annual Report



                        KEWAUNEE Scientific Corporation


                                     [Logo]


                              LABORATORY FURNITURE
                                   FUME HOODS

                        . . . encouraging new discovery


                [Picture of a display of Laboratory Furniture]

About the Cover

Kewaunee Scientific Corporation exhibits annually at The Pittsburgh Conference, the largest event of its kind for the promotion of scientific advancements. Our 1997 exhibit set the stage for the Company's introduction of several new products from the Laboratory and Technical Products Groups.

The cover photograph shows the front of our display, which was designed to attract immediate interest. Revolving cylinders highlighted a miniature wood and steel cabinet incorporating the new styles. Once inside the booth, visitors had an opportunity to preview full assemblies of the design options available to personalize their working environments. The photographs below depict two of five new styles displayed at the Conference. Both employ a Kewaunee exclusive -- the rounded shape of horizontal edges on doors and drawers.

The 1997 exhibit generated the highest level of interest in years. We are confident these new product offerings provide an excellent opportunity to maintain and grow the Company's market share with our existing customer bases, as well as create an avenue to reach new customers.



        [Picture of a display of the Company's Discovery Product line]
         [Picture of a display of the Company's Explorer Product line]



Corporate Profile

Kewaunee Scientific Corporation provides innovative products of high quality to the laboratory furniture marketplace. The Company's corporate headquarters are located in Statesville, North Carolina. Manufacturing facilities for steel and wood casework, fume hoods and worksurfaces are also based in Statesville. Operations in Lockhart, Texas produce technical workstations, workbenches, and related accessories for computers and light electronic assembly, testing and storage.

For 91 years, the Company has been a recognized leader in the design, manufacture, and installation of laboratory furniture. Kewaunee products are utilized in laboratories worldwide, ...encouraging new discovery.

Financial Highlights
Kewaunee Scientific Corporation
                                                                   Percent
$ in thousands, except per share data       1997         1996       Change
--------------------------------------------------------------------------------
Operating Data:
Net sales                                $61,961      $57,559         +7.6
--------------------------------------------------------------------------------
Gross profit                              13,965       10,724        +30.2
  Percent of sales                          22.5%        18.6%
--------------------------------------------------------------------------------
Operating earnings                         2,469          897       +175.3
  Percent of sales                           4.0%         1.6%
--------------------------------------------------------------------------------
Interest expense                             344          694        -50.4

Earnings before income taxes               2,166          361       +500.0

Income tax benefit                           (97)           -

Net earnings                               2,263          361       +526.9

Net earnings per share                   $  0.96      $  0.15       +540.0

Return on average equity                    14.6%         2.5%

Cash dividends per share                 $  0.08            -
--------------------------------------------------------------------------------
Year-end Data:

Working capital                          $ 7,005      $ 5,047        +38.8

Total borrowings/long-term debt                -        2,828

Stockholders' equity                      16,586       14,515        +14.3

Book value per share                     $  7.01      $  6.13        +14.3
--------------------------------------------------------------------------------

Table of Contents
 2   Letter to our Stockholders
 4   New Product Introductions
 6   Management's Discussion and Analysis
 8   Financial Statements and Notes
17   Reports of Independent Auditors and Management
18   Summary of Selected Financial Data
19   Quarterly Financial Data
20   Corporate Information

Letter to our Stockholders

The past year was a transition year in the development of a revitalized Kewaunee, as we began to see the benefits of the many programs and strategies put in place over the past several years. I am pleased to report that these factors, combined with an improved marketplace for laboratory furniture during the year, enabled us to increase sales for the year to $61,961,000, up 7.6% from the prior year, and increase net earnings for the year to $2,263,000, or $.96 per share, up from net earnings of $361,000, or $.15 per share, for the prior year.

Over the past several years, we have made continuing efforts to strengthen our network of sales agencies and representatives. We realized the benefits of these efforts in fiscal year 1997, as increased market penetration and representation allowed us to increase sales overall modestly, but more importantly, increase sales of our higher-margin products.

Our strategy to improve profit margins on the low-margin contract-bid portion of our business produced significantly improved profit margins during the year, as shipments of these orders were increasingly reflective of the Company's current pricing strategy for this business. We also continued our investment in and increased use of computerized machinery, which allowed us to improve manufacturing efficiencies and reduce costs. The combination of these and other improvements increased the gross profit margin for the year to 22.5%, up substantially from 18.6% in the prior year.

We continue our emphasis on the development of new products. Our Laboratory Products Group in Statesville, North Carolina, introduced several new product lines in March 1997. The new Research Collection includes five distinctive styles of steel casework, giving customers choices of new and modern appearances. The Research Collection represents the most significant industry design change to steel laboratory furniture in many years. The innovative, flexible Alpha System 2000 is a new, user-friendly system of movable furniture that is designed to serve the evolving needs of today's laboratories.

During the year, we continued to make design and manufacturing refinements to our wood laboratory furniture to make these products more attractive and competitive in the marketplace. We also began an aggressive strategy to upgrade and expand our manufacturing capabilities for epoxy resin worksurfaces.

Our Technical Products Group in Lockhart, Texas, which serves the fast-growing electronics and computer industries, had an outstanding year. Sales of our technical products increased 31% over the prior year. Leading the way in this sales growth was our new Evolution for LANs product designed to support computer equipment in local area network environments. The sales outlook for these products appears excellent.

We made significant progress in strengthening the Company's balance sheet. Operating activities generated cash of over $4 million during the year, allowing us to repay debt and reduce interest expense by $350,000 from the prior year. Stockholders' equity increased during the year to $16,586,000, or $7.01 per share. In November 1996, your Board of Directors reinstated a quarterly payment of cash dividends, reflecting their confidence in the long-term success of the Company.

Several organizational changes were made during the year to strengthen our operations and better serve the needs of our customers. William A. Shumaker was named Vice President and General Manager of the Laboratory Products Group. Mr. Shumaker has served as Vice President of Sales and Marketing since joining the Company in December 1993. Kurt P. Rindoks was named Vice President of Engineering and New Product Development. Mr. Rindoks joined the Company in 1985 and most recently served as Director of Engineering and New Product Development.

Looking forward, we are continuing strategies that contributed to our progress in 1997, and we anticipate fiscal year 1998 will bring additional opportunities for growth and improved operations. We are particularly excited about the outlook for our new product lines introduced during the past year, as we think these new products will enhance our competitive position in the marketplace.

Our progress in fiscal year 1997 was the result of the combined efforts of many. We thank all of our employees and our network of agencies and representatives for their hard work, dedication and enthusiasm over the past year. We also express our sincere appreciation to our Board of Directors, our customers and our suppliers, all of whom contributed significantly to our progress. Finally, we thank you, our stockholders, for your continued support.


Sincerely,

/s/ Eli Manchester, Jr.

President
Chief Executive Officer


July 1997



                      [Photograph of Executive Officers]



Corporate Executive Officers:
(seated left to right) Kurt P. Rindoks; Eli Manchester, Jr.; Ronald D. Popiel (standing left to right): James J. Rossi; William A. Shumaker; D. Michael Parker; T. Ronald Gewin

New Product Introductions

Kewaunee Scientific Corporation's theme, ...encouraging new discovery, recognizes the importance of products and services of superior quality. One of our primary goals is to enhance the ability of our customers to achieve their objectives. When designing for the working environment of tomorrow, product development must be cognizant of multiple customer requirements, including safety, aesthetics, integration of computer systems and adaptable configurations.

During 1997, we successfully engineered and introduced several new product lines to supplement our core product offering. The five new steel styles of The Research Collection and the innovative, flexible Alpha System 2000 were developed through the Laboratory Products Group in Statesville, North Carolina. Through further research, the Technical Products Group in Lockhart, Texas has enhanced and expanded their Evolution furniture line for storing local area network components.

The Research Collection



[Picture of Company Product]  [Picture of Company Product]  [Picture of Company
                                                             Product]


Discovery                     Explorer                      Advantage



     [Picture of Company Product]             [Picture of Company Product]



     Trademark                                                    Contour

The Research Collection of steel laboratory furniture styles presents an opportunity for our customers to give their own unique identity to the laboratory. Five different design options are available utilizing one standard case construction. Discovery employs rounded horizontal edges on the doors and drawers, plus full recessed pulls. Explorer utilizes the same rounded edge design, complemented by a contrasting wire pull. Advantage and Trademark feature a flush surface and are available in both smooth and textured steel. Contour offers full-width, integral door and drawer pulls, along with rounded horizontal edges. Discovery, Explorer and Contour are Kewaunee design exclusives.

ALPHA SYSTEM 2000


    [Picture of a display of Company's Alpha System 2000 laboratory system]



ALPHA SYSTEM 2000 is an all new adaptable and convertible laboratory furniture system.The modules easily assemble in straight wall, peninsula or island arrangements, and are readily reconfigurable for changing space or task requirements. This system utilizes steel or wood furniture components in designer styles and finishes. The base unit suspension system, a Kewaunee innovation, allows a continuous run of cabinets uninterrupted by brackets or legs. The result is a user-friendly system of movable furniture that will continue to serve the evolving applications of the laboratory.

EVOLUTION


    [Picture of a display of                    [Picture of a display of                   [Picture of a display of
Company's Evolution Product line]          Company's Evolution Product line]          Company's Evolution Product line]


EVOLUTION FOR LANS, based on the successful Evolution product line, is designed to support computer equipment in the local area network environment. Each modular workstation can accommodate monitors, CPUs, back-up storage devices, modems, printers, file servers, keyboards and accessories. The Evolution "enclosure" provides an air-cooled, contamination-free, secure housing for confidential files. The Evolution E/2/ height-adjustable, ergonomically-approved workstation can be changed to any height from 30" to 42" using a very quiet electric motor. The E/2/ is a very effective option for ADA requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS. Sales for the year ended April 30, 1997 were $62.0 million, up 7.6% from fiscal year 1996 sales of $57.6 million. The increase in sales for the year resulted from higher selling prices and increased market penetration provided by the Company's strengthened network of agencies and representatives. Fiscal year 1996 sales decreased 7.9% from fiscal year 1995 sales of $62.5 million. The 1996 sales decrease was primarily attributable to lower sales of contract-bid laboratory furniture resulting from a change in the Company's bidding strategy to increase the profitability of this business.

The Company's unfilled sales order backlog was $24.2 million at April 30, 1997, as compared to $23.2 million at April 30, 1996 and $24.1 million at April 30, 1995.

Gross profit represented 22.5% of sales in fiscal year 1997, 18.6% of sales in fiscal year 1996, and 16.2% of sales in fiscal year 1995. The increases in gross profit margins in fiscal year 1997 and fiscal year 1996 resulted primarily from significantly improved profit margins on sales of contract-bid laboratory furniture, as shipments of these orders became increasingly reflective of the change in the Company's bidding strategy to improve the profitability of this business. Reduced manufacturing costs during these years also contributed to the improved profit margins.

Operating expenses were $11.5 million in fiscal year 1997, $9.8 million in fiscal year 1996, and $10.9 million in 1995. As a percent of sales, these expenses were 18.6%, 17.1%, and 17.4% in fiscal years 1997, 1996, and 1995, respectively. The increase in operating expenses in fiscal year 1997 was primarily attributable to increased sales and marketing expenses and expenses associated with incentive compensation programs.

Other income was $41,000, $158,000, and $230,000 in fiscal years 1997, 1996, and
1995, respectively. Other income in fiscal year 1996 primarily relates to life insurance proceeds associated with one of the Company's employee benefit plans, and other income in fiscal year 1995 primarily relates to a cash settlement received from an investment.

Interest expense was $344,000, $694,000, and $554,000 in fiscal years 1997, 1996, and 1995, respectively. The decrease in interest expense for fiscal year 1997 resulted from lower levels of borrowings during the year under the Company's revolving credit facility, coupled with lower interest rates paid under more favorable borrowing terms negotiated during the year. The increase in interest expense in fiscal year 1996 resulted from higher levels of borrowings during the first half of the year.

The Company recorded a net income tax benefit of $97,000 in fiscal year 1997, as the favorable impact of adjustments eliminating the Company's valuation allowance on deferred tax assets exceeded income tax expense associated with the current year's earnings. No income tax expense or benefit was recorded in fiscal years 1996 or 1995. The effective tax rate for fiscal years 1996 and 1995 differs from the related statutory rates due to adjustments to the deferred tax valuation allowance.

The Company had net earnings of $2.3 million, or 96 cents per share, and $361,000, or 15 cents per share, for fiscal years 1997 and 1996, respectively. This compares to a net loss of $1.1 million, or 46 cents per share, for fiscal year 1995.


LIQUIDITY AND CAPITAL RESOURCES. Historically, the Company's principal sources of liquidity have been funds generated from operating activities, supplemented as needed by short-term borrowings. The Company believes that these sources will be sufficient to support ongoing business levels, including capital expenditures.

Operating activities provided cash of $4.2 million in fiscal year 1997, primarily from earnings and an increase in accounts payable and accrued expenses. Operating activities provided cash of $3.1 million in fiscal year 1996, primarily from earnings and a decrease in accounts receivable, and used cash of $329,000 in fiscal year 1995.

Working capital increased to $7.0 million at April 30, 1997, from $5.0 million at April 30, 1996, and the ratio of current assets to current liabilities increased to 1.7-to-1 from 1.5-to-1 during this period. These improvements resulted as cash provided by operating activities was used to repay borrowings. At April 30, 1997, the Company had no outstanding borrowings and had credit of $8.0 million available under a revolving credit facility.

Capital expenditures of $1.2 million in fiscal year 1997 were funded by cash provided by operating activities. Capital expenditures of $812,000 in fiscal year 1996 were funded by cash provided by operating activities and equipment financing arrangements. Capital expenditures of $840,000 in fiscal year 1995 were funded primarily by short-term borrowings. Capital expenditures of approximately $2.0 million are planned for fiscal year 1998, primarily for the purchase of production machinery. Fiscal year 1998 expenditures are expected to be funded primarily by cash provided by operating activities during the year.

The Company resumed the quarterly payment of cash dividends in fiscal year 1997. Dividends in the amount of four cents per share were declared and paid in both the third and fourth quarters of the year. The Company plans to pay future dividends in line with the Company's actual and anticipated future operating results. The Company did not pay any dividends during fiscal years 1996 and 1995.


RECENT ACCOUNTING STANDARDS. The Financial Accounting Standards Board has issued Statement No. 128, "Earnings Per Share," which will be effective during the Company's 1998 fiscal year. SFAS No. 128 will change the method for calculating earnings per share. Had the Company applied SFAS No. 128 for the 1997 fiscal year, the effect on reported earnings per share would not be significant.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. Certain statements included in this report are forward looking and involve risk and uncertainties that could significantly impact results. These factors include, but are not limited to, economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services, and prices.

                          STATEMENTS OF OPERATIONS

KEWAUNEE SCIENTIFIC CORPORATION                                YEARS ENDED APRIL 30

$ and shares in thousands, except per share data       1997       1996         1995
-----------------------------------------------------------------------------------
Net sales (Note 1)                                  $61,961    $57,559     $ 62,475

Costs of products sold (Note 2)                      47,996     46,835       52,347
-----------------------------------------------------------------------------------
Gross profit                                         13,965     10,724       10,128

Operating expenses                                   11,496      9,827       10,901
-----------------------------------------------------------------------------------
Operating earnings (loss)                             2,469        897         (773)

Other income, net                                        41        158          230

Interest expense                                       (344)      (694)        (554)
-----------------------------------------------------------------------------------
Earnings (loss) before income taxes                   2,166        361       (1,097)

Income tax benefit (Note 4)                             (97)         -            -
-----------------------------------------------------------------------------------
Net earnings (loss)                                 $ 2,263    $   361     $ (1,097)
===================================================================================
Net earnings (loss) per share                         $0.96      $0.15     $  (0.46)
===================================================================================
Weighted average number of
       common shares outstanding                      2,366      2,367        2,367
===================================================================================

STATEMENTS OF RETAINED EARNINGS

KEWAUNEE SCIENTIFIC CORPORATION                              YEARS ENDED APRIL 30

$ in thousands, except per share data                 1997        1996       1995
---------------------------------------------------------------------------------
Balance at beginning of year                       $ 9,361      $9,000    $10,097

Net earnings (loss)                                  2,263         361     (1,097)

Cash dividends declared - $.08 per share              (189)          -          -
---------------------------------------------------------------------------------
Balance at end of year                             $11,435      $9,361    $ 9,000
=================================================================================
See accompanying notes to financial statements.

BALANCE SHEETS

KEWAUNEE SCIENTIFIC CORPORATION                                                     APRIL 30

ASSETS                          $ and shares in thousands                    1997       1996
---------------------------------------------------------------------------------------------------------------
Current Assets
Cash                                                                     $      6   $     16
Receivables, less allowance - $770 (1997);
  $561 (1996) (Note 3)                                                     12,864     13,212
Inventories (Notes 2 and 3)                                                 1,946      1,213
Prepaid expenses and other current assets (Note 4)                          1,649      1,205
                                                                         --------   --------
Total current assets                                                       16,465     15,646
---------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment
Land                                                                          109        109
Buildings and improvements                                                 13,386     13,383
Machinery and equipment                                                    12,936     12,348
---------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost                                     26,431     25,840
Accumulated depreciation                                                  (16,605)   (15,532)
Net property, plant and equipment                                           9,826     10,308
Other Assets                                                                  700        550
---------------------------------------------------------------------------------------------------------------
Total Assets                                                             $ 26,991   $ 26,504
===============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------
Current Liabilities
Short-term borrowings (Note 3)                                           $      -   $  2,320
Current portion of long-term debt                                               -        180
Accounts payable                                                            5,136      4,505
Employee compensation and amounts withheld                                  1,727      1,182
Accrued insurance costs                                                       439        605
Other accrued expenses                                                      2,158      1,807
Total current liabilities                                                   9,460     10,599
Long-Term Debt (Note 3)                                                         -        328
---------------------------------------------------------------------------------------------------------------
Deferred Income Taxes and Non-Current
   Liabilities (Notes 4 and 6)                                                945      1,062
---------------------------------------------------------------------------------------------------------------
Commitments (Note 7)
Stockholders' Equity (Note 5)
Common stock, $2.50 par value
   Authorized- 5,000 shares; Issued- 2,620 shares                           6,550      6,550
Additional paid-in-capital                                                    116        116
Retained earnings                                                          11,435      9,361
Common stock in treasury, at cost
   254 shares (1997); 253 shares (1996)                                    (1,515)    (1,512)
                                                                         --------   --------
Total Stockholders' Equity                                                 16,586     14,515
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                               $ 26,991   $ 26,504
===============================================================================================================

See accompanying notes to financial statements.


STATEMENTS OF CASH FLOWS

KEWAUNEE SCIENTIFIC CORPORATION                                  YEARS ENDED APRIL 30
$ in thousands                                           1997        1996       1995
---------------------------------------------------------------------------------------

Cash Flows from Operating Activities
Net earnings (loss)                                 $ 2,263     $   361    $(1,097)
Adjustments to reconcile net earnings
 (loss) to net cash provided by (used in)
 operating activities:
  Depreciation and amortization                       1,515       1,624      1,793
  Bad debt provision                                    298          39        125
  Deferred income tax benefit                        (  617)     (   71)    (    2)
  Decrease (increase) in receivables                     50       2,320     (  569)
  Decrease (increase) in inventories                 (  733)        123        210
  (Decrease) increase in accounts
   payable and accrued expenses                       1,978      (1,253)    (  727)
  Other, net                                         (  584)          5     (   62)
---------------------------------------------------------------------------------------
Net cash provided by (used in)
 operating activities                                 4,170       3,148     (  329)
---------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Capital expenditures                                 (1,163)     (  474)    (  840)
Net decrease in short-term investments                    -         350        455

Net cash used in investing activities                (1,163)     (  124)    (  385)
---------------------------------------------------------------------------------------

Cash Flows from Financing Activities
Dividends paid                                       (  189)          -          -
Net (decrease) increase in short-term borrowings     (2,320)         81      1,039
Proceeds from revolving credit facility
 classified as long-term                                  -           -      3,000
Repayment of long-term debt
 (including current maturities)                      (  508)     (3,147)    (3,429)
---------------------------------------------------------------------------------------
Net cash (used in) provided by
 financing activities                                (3,017)     (3,066)       610
---------------------------------------------------------------------------------------

Decrease in Cash                                     (   10)     (   42)    (  104)

Cash at Beginning of Year                                16          58        162
---------------------------------------------------------------------------------------
Cash at End of Year                                 $     6     $    16    $    58
=======================================================================================

Supplemental Disclosure of
Cash Flow Information
 Interest paid                                      $   311     $   760    $   575
 Income taxes paid (refunded), net                       58      (    4)    (   94)
=======================================================================================

Supplemental Disclosure of Noncash
Investing and Financing Activities
  Assets acquired under equipment financing         $     -     $   338    $     -
=======================================================================================
See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. Kewaunee Scientific Corporation (the "Company") is a manufacturer of scientific laboratory and technical workstations, including wood and steel furniture, fume hoods, worksurfaces, sinks, and other accessories. Sales are made through purchase orders and contracts submitted by customers, the Company's dealers and agents, competitive bids submitted by the Company, and a national distributor. The majority of the Company's products are sold to customers located in North America, primarily within the United States. The majority of the Company's products are used in chemistry, physics, biology, and other general science laboratories in the industrial, commercial, educational, governmental, and health-care markets.

Inventories. Inventories are valued at the lower of cost or market. Cost has been determined using the last-in, first-out (LIFO) method for all inventories.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation is determined for financial reporting purposes principally on the straight-line method over the estimated useful lives of the individual assets or, for leaseholds, over the terms of the related leases, if shorter. Straight-line and accelerated methods of depreciation have been used for income tax purposes.

Use of Estimates. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates impacting the accompanying financial statements relate to the allowance for uncollectible accounts receivable.

Fair Value of Financial Instruments. The Company's financial instruments include cash, long-term debt, accounts receivable, and accounts payable. The carrying value of the long-term debt at April 30, 1996 approximates its estimated fair value based upon quoted market prices. The carrying value of accounts receivable and accounts payable approximates fair value due to the short-term nature of these items.

Sales Recognition and Installation Services. Sales are generally recognized at the date of shipment and, at that time, provision is made for the cost to complete installations of products sold.

Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is provided.

Customer Concentration. Sales to the Company's national distributor represented 14 percent of the Company's sales in fiscal years 1997 and 1996 and 17 percent of sales in fiscal year 1995.

Advertising Costs. The Company expenses advertising costs as incurred, including trade shows, training materials, sales samples, catalogs, and other related expenses. Advertising costs for the years ended April 30, 1997, 1996, and 1995 were $720,000, $587,000, and $340,000, respectively.

Long-Lived Assets. Effective May 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 was not material to the Company.

Recent Accounting Standards. The Financial Accounting Standards Board has issued Statement No. 128, "Earnings Per Share," which will be effective during the Company's 1998 fiscal year. SFAS No. 128 will change the method for calculating earnings per share. Had the Company applied SFAS No. 128 for the 1997 fiscal year, the effect on reported earnings per share would not be significant.

NOTE 2 -- INVENTORIES. The Company's inventories at April 30 consisted of:


               $ in thousands               1997    1996
               ------------------------------------------
               Finished goods              $  366  $  253
               Work-in-process                638     280
               Materials and components       942     680
               ------------------------------------------
               Total inventories           $1,946  $1,213
               ==========================================

If inventories had been determined using the first-in, first-out (FIFO) method at April 30, 1997 and 1996, reported inventories would have been $2.2 million greater in each of these years.

NOTE 3 -- LONG-TERM DEBT AND OTHER CREDIT ARRANGEMENTS. Long-term debt at April 30, 1996 consisted of the following:


--------------------------------------------------------------------------------
               $ in thousands                          Amount
               ----------------------------------------------
               Equipment financing                     $ 302
               Capital lease obligations                 206
               ---------------------------------------------
               Total long-term debt                      508
               Less: current portion                    (180)
               ---------------------------------------------
               Long-term portion                       $ 328
               =============================================

During fiscal year 1997, the Company satisfied all equipment financing and capital lease obligations.

The Company has a revolving credit facility which allows the Company to borrow up to the lesser of $8.5 million, or the amount available under certain eligibility formulas using qualifying receivables and inventories. As of April 30, 1997, there were letters of credit in the amount of $500,000 issued and outstanding under the facility, leaving $8.0 million of unused credit available.

Under the facility, the Company makes monthly interest payments at a rate of the greater of 6% or the lender's prime rate, calculated on the average loan balance outstanding during each month. The prime rate was 8.5% at April 30, 1997. The Company's receivables and inventories are pledged to the lender as collateral securing borrowings under the facility. The facility extends through January 1999.

NOTE 4 -- INCOME TAXES.  The income tax benefit consisted of the following:


          $ in thousands                                 1997      1996    1995
--------------------------------------------------------------------------------
          Current tax expense                         $   520     $  71   $   2

          Deferred tax expense (benefit)                  397       140   ( 412)

          Increase (decrease) in valuation allowance
           on deferred tax assets                      (1,014)     (211)    410
          ----------------------------------------------------------------------
          Net income tax benefit                      $(   97)    $   -   $   -
          ======================================================================

The reasons for the differences between the above net income tax benefit and the amounts computed by applying the statutory federal income tax rates to earnings
(loss) before income taxes are as follows:


          $ in thousands                                 1997      1996    1995
          ----------------------------------------------------------------------
          Income tax expense (benefit) at statutory
           rate                                       $   736    $  123  $( 373)
          State and local taxes, net of federal
            income tax expense (benefit)                   78        24   (  43)
          Increase (decrease) in valuation allowance
            on deferred tax assets                     (1,014)    ( 211)    410
          Other                                           103        64       6
          ----------------------------------------------------------------------
          Net income tax benefit                      $(   97)   $    -  $    -
          ======================================================================

   =============================================================================
As of April 30, 1997, the Company had general tax credit carryforwards of $142,000 and alternative minimum tax credit carryforwards of $338,000 available to offset future taxes payable. The general tax credit carryforwards expire in 2002.

Significant items comprising the Company's deferred tax assets and liabilities as of April 30 were as follows:

          $ in thousands                                      1997         1996
          ----------------------------------------------------------------------
          Deferred tax assets:
           Tax credit carryforwards                         $  480      $   786
           Accrued retirement plans expense                    352          434
           Accrued insurance plans expense                     190          280
           Allowance for doubtful accounts                     315          233
           Inventory reserves and capitalized costs            190          181
           Net operating loss carryforwards                     10           67
           Other                                               127          147
          ----------------------------------------------------------------------
                                                             1,664        2,128
           Valuation allowance                                   -       (1,014)
           Total deferred tax assets                         1,664        1,114
          ----------------------------------------------------------------------
          Deferred tax liabilities:
           Book basis in excess of tax basis
            of property, plant and equipment                 ( 910)      (  916)
           Other                                             (   5)      (   78)
           Total deferred tax liabilities                    ( 915)      (  994)
          ----------------------------------------------------------------------
          Net deferred tax assets                           $  749      $   120
          ======================================================================

At April 30, 1997, deferred tax assets of $1,047,000 were classified in the balance sheet as prepaid expenses and other current assets, and deferred tax liabilities of $298,000 were classified as deferred income taxes and non-current liabilities.

NOTE 5 -- STOCK OPTIONS. During fiscal year 1992, stockholders approved the 1991 Key Employee Stock Option Plan. During fiscal year 1997, stockholders approved an amendment to increase the number of shares available for options under the plan from 130,000 to 230,000. Options are granted at not less than the fair market value at the date of grant. Options are exercisable in such installments, for such terms (up to ten years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 1997, there were 108,500 shares available for future grants under the plan.

During fiscal year 1994, the stockholders approved the 1993 Stock Option Plan for Directors. This plan allows the Company to grant options on 40,000 shares of the Company's common stock. Each non-employee director of the Company is eligible to receive an option to purchase 5,000 shares of the Company's common stock on the effective date of the plan or on the date of commencement of service as a director. Options are exercisable in four equal, annual installments and expire five years from the date of grant. Options are granted at the fair market value at the date of grant. At April 30, 1997, there were 10,000 shares available for future grants under the plan.

Stock option activity and weighted average exercise price is summarized as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                1997              1996               1995
                                                                        Options    Price     Options   Price    Options   Price
    ---------------------------------------------------------------------------------------------------------------------------
    Outstanding at beginning of year                                    176,500   $3.49      130,000    $4.80   162,500   $4.90
    Granted                                                              26,000    3.88       63,000     2.84     2,000    3.25
    Canceled                                                            (51,000)   5.22      (16,500)    4.75   (34,500)   5.18
    Exercised                                                           (   125)   2.31            -        -         -       -
    ---------------------------------------------------------------------------------------------------------------------------
    Outstanding at end of year                                          151,375   $3.69      176,500    $3.49   130,000   $4.80
    Exercisable at end of year                                           66,750   $4.06       41,625    $4.74    30,500   $4.83

    ===========================================================================================================================

The options outstanding and weighted average exercise price within the following price ranges at April 30, 1997 are as follows:

    Exercise price range                                                            $2.31 - $3.25   $3.87 - $4.62     $6.25
    ---------------------------------------------------------------------------------------------------------------------------
    Options outstanding                                                                56,875           90,500        4,000
    Weighted average exercise price                                                    $2.74            $4.18         $6.25
    Weighted average remaining contractual life (years)                                 7.2              6.0           0.3
    ---------------------------------------------------------------------------------------------------------------------------

Fair Value Disclosures. The Company applies APB Opinion No. 25 and its related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation costs for these plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company's net earnings and net earnings per share for fiscal years 1997 and 1996 would have been reduced to the pro forma amounts indicated below:

                                                                     1997     1996
          ------------------------------------------------------------------------------------------------
          Net earnings (in thousands)
            As reported                                            $2,263    $ 361
            Pro forma                                               2,239      349
          ================================================================================================
          Net earnings per share
            As reported                                            $ 0.96    $0.15
            Pro forma                                                0.94     0.15
          ================================================================================================


The fair value of options granted under the Company's stock option plans during fiscal year 1997 was estimated at $1.54 per share on the date of grant. The options were valued using the Black-Scholes option-pricing model assuming 4% dividend yield, expected volatility of 48%, risk free interest of 6.63% and an expected life of 7.25 years.

NOTE 6 -- RETIREMENT BENEFITS. The Company has non-contributory defined benefit pension plans covering substantially all salaried and hourly employees. The defined benefit plan for salaried employees provides pension benefits that are based on each employee's years of service and average annual compensation during the last 10 consecutive calendar years of employment. The benefit plan for hourly employees provides benefits at stated amounts based on years of service. The Company's funding policy is to make quarterly contributions to fund the plans during the participant's working lifetime. The quarterly contributions have met ERISA's funding requirements. Plan assets consist primarily of common stocks, government securities, and fixed-income funds.

The components of net pension expense consisted of the following:


          $ in thousands                                     1997    1996     1995
          ------------------------------------------------------------------------------------------------
          Service cost for the benefits earned
            during the year                                 $ 259   $ 266   $  298
          Interest cost on projected benefit obligations      412     384      356
          Investment return on plan assets                   (437)   (308)    (178)
          Net amortization and deferral                        24     (57)    (137)
          ------------------------------------------------------------------------------------------------
          Net pension expense                               $ 258   $ 285   $  339

          ================================================================================================

Accumulated plan benefits, projected benefit obligations, plan net assets, and funded status as of April 30 were as follows:

          $ in thousands                                 1997      1996      1995
          -----------------------------------------------------------------------
          Actuarial present value of
            accumulated benefit obligations
            (assumes no future salary increases):
               Vested                                 $ 4,286   $ 3,962   $ 3,453
               Non-vested                                 202       186       279
          -----------------------------------------------------------------------
          Accumulated plan benefits                   $ 4,488   $ 4,148   $ 3,732
          =======================================================================
          Actuarial present value of projected
            benefit obligations for service
            provided to date  (assumes future
            salary increases):                        $ 5,744   $ 5,378   $ 5,045
          Transition gain                                  96       128       160
          Unrecognized net loss                        (  347)   (  523)   (  902)
          Plan net assets at fair value                (5,178)   (4,416)   (3,751)
          -----------------------------------------------------------------------
          Accrued pension cost                        $   315   $   567   $   552
          =======================================================================

The weighted average discount rate and the rate of increase in future compensation utilized in determining the actuarial present value of the projected benefit obligations are 8 percent and 5 percent, respectively. The assumed rate of return on plan assets is 9 percent.

The Company has a defined contribution plan covering substantially all salaried and hourly employees. The plan provides benefits to all employees who have attained age 21, completed one year of service, and who elect to participate. The Company makes matching contributions equal to 50% of the qualifying employee contribution, up to a maximum employer contribution of 2% of the participant's compensation. Contributions by the Company in fiscal years 1997, 1996, and 1995 were $184,818, $150,572, and $151,173, respectively.

NOTE 7 -- COMMITMENTS. The Company has entered into various operating lease agreements for machinery and equipment. Under the terms of these agreements, future minimum lease payments for the years ended April 30 are as follows:

          $ in thousands                  Amount
          --------------------------------------
          1998                            $  511
          1999                               503
          2000                               487
          2001                               251
          2002                                95
          Thereafter                         149
          --------------------------------------
          Total minimum lease payments    $1,996
          ======================================

Most leases provide the Company with certain early cancellation rights, as well as renewal, and purchase options. Rent expense under operating leases for machinery and equipment was $421,000, $314,000, and $207,000 in fiscal years 1997, 1996, and 1995, respectively.

REPORT OF INDEPENDENT AUDITORS
To the Stockholders and Board of Directors
Kewaunee Scientific Corporation

We have audited the accompanying balance sheets of Kewaunee Scientific Corporation as of April 30, 1997 and 1996, and the related statements of operations, retained earnings, and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kewaunee Scientific Corporation as of April 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Charlotte, North Carolina
June 4, 1997



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

D. Michael Parker
Vice President, Finance
Chief Financial Officer

SUMMARY OF SELECTED FINANCIAL DATA
KEWAUNEE SCIENTIFIC CORPORATION

$ and shares in thousands,
except per share data                      1997       1996       1995       1994       1993       1992
------------------------------------------------------------------------------------------------------
Operating Statement Data:
Net sales                               $61,961    $57,559    $62,475    $66,068    $66,984    $74,944
Costs of products sold                   47,996     46,835     52,347     53,325     56,364     59,538
------------------------------------------------------------------------------------------------------
Gross profit                             13,965     10,724     10,128     12,743     10,620     15,406
Operating expenses                       11,496      9,827     10,901     12,787     13,647     14,396
------------------------------------------------------------------------------------------------------
Operating earnings (loss)                 2,469        897       (773)       (44)    (3,027)     1,010
Other income, net                            41        158        230         88        166        475
Interest expense                           (344)      (694)      (554)      (291)      (300)      (330)
------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes       2,166        361     (1,097)      (247)    (3,161)     1,155
Income tax expense (benefit)                (97)         -          -        (44)      (693)       354
------------------------------------------------------------------------------------------------------
Net earnings (loss)                     $ 2,263    $   361    $(1,097)   $  (203)   $(2,468)   $   801
Average shares outstanding                2,366      2,367      2,367      2,368      2,368      2,412
======================================================================================================
Per Share Data:
Net earnings (loss)                     $  0.96    $  0.15    $ (0.46)   $ (0.09)   $ (1.04)   $  0.33
Cash dividends                             0.08          -          -          -       0.08       0.16
Year-end book value                        7.01       6.13       5.98       6.43       6.49       7.44
======================================================================================================
Balance Sheet Data:
Current assets                          $16,465    $15,646    $18,430    $19,009    $18,334    $22,344
Current liabilities                       9,460     10,599     11,702     11,914     11,777     11,943
Net working capital                       7,005      5,047      6,728      7,095      6,557     10,401
Net property, plant and equipment         9,826     10,308     11,120     12,073     12,900     13,214
Total assets                             26,991     26,504     30,074     31,566     31,776     36,066
Long-term debt                                -        328      3,206      3,111      3,607      4,657
Stockholders' equity                     16,586     14,515     14,154     15,237     15,372     17,955
======================================================================================================
Other Data:
Capital expenditures                    $ 1,163    $   812    $   840    $   933    $ 1,316    $ 2,189
Year-end stockholders of record             392        409        439        458        480        492
Year-end employees                          560        499        575        595        636        747
======================================================================================================

QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for fiscal years 1997 and 1996 were as follows:

$ in thousands,            First   Second    Third   Fourth
 except per share data    Quarter  Quarter  Quarter  Quarter
---------------------------------------------------------------
1997
Net sales                 $16,280  $15,928  $14,837  $14,916
Gross profit                3,291    3,738    3,484    3,452
Net earnings                  538      759      545      421
Net earnings per share       0.23     0.32     0.23     0.18
---------------------------------------------------------------
1996
Net sales                 $15,548  $15,385  $12,719  $13,907
Gross profit                2,673    2,996    2,428    2,627
Net earnings                   70      148       87       56
Net earnings per share       0.03     0.06     0.04     0.02
---------------------------------------------------------------

RANGE OF MARKET PRICES

Kewaunee's common stock is traded in the NASDAQ/Over-the-Counter Market, under the symbol KEQU. The following table sets forth the quarterly high and low prices reported on the NASDAQ National Market System.

                            First   Second    Third   Fourth
                           Quarter  Quarter  Quarter  Quarter
---------------------------------------------------------------
1997    High                5 1/4    5 5/8    7 1/2    7 3/8
        Low                 2 7/8    2 7/8    4 7/8    5 1/8
        Close               3        5 1/8    6 5/8    5 1/8
---------------------------------------------------------------
1996    High                3 1/8    3 1/2    3 5/8    4 1/4
        Low                 2 1/8    2 1/4    2 5/8    3 5/8
        Close               2 1/16   3        3 5/8    3 5/8
---------------------------------------------------------------

CORPORATE INFORMATION


BOARD OF DIRECTORS

Margaret Barr Bruemmer (1)(2)(3)
 Attorney
 Milwaukee, WI

Wiley N. Caldwell (3)(4)
 Retired President
 W. W. Grainger, Inc.
 Skokie, IL

John C. Campbell, Jr. (1)(2)
 Private Consultant
 Arlington, TX

Kingman Douglass (2)(3)(4)
 Corporate Counselor
 Summerland, CA

Eli Manchester, Jr. (1)(3)
 President/CEO
 Kewaunee Scientific Corporation
 Statesville, NC

Thomas F. Pyle (3)(4)
 Chairman
 The Pyle Group, LLC
 Madison, WI

James T. Rhind (1)(4)
 Counsel to Bell, Boyd & Lloyd
 Attorneys
 Chicago, IL

(1) Executive Committee
(2) Audit Committee
(3) Financial/Planning Committee
(4) Compensation Committee

EXECUTIVE OFFICERS

Eli Manchester, Jr.
 President and Chief Executive Officer

William A. Shumaker
 Vice President and General Manager
 Laboratory Products Group

T. Ronald Gewin
 Vice President, Operations
 Technical Products Group

D. Michael Parker
 Vice President, Finance,
 Chief Financial Officer,
 Treasurer, Secretary

James J. Rossi
 Vice President, Human Resources

Ronald D. Popiel
 Vice President, Manufacturing
 (Laboratory Products Group)

Kurt P. Rindoks
 Vice President, Engineering and
 New Product Development
 (Laboratory Products Group)



CORPORATE OFFICES

2700 West Front Street, Statesville, NC 28677-2927
P.O. Box 1842, Statesville, NC 28687-1842
Telephone: 704-873-7202


EMPLOYMENT OPPORTUNITIES

Individuals interested in employment with Kewaunee Scientific Corporation should contact the Vice President of Human Resources, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842. Kewaunee Scientific Corporation is an equal opportunity employer.

STOCKHOLDER INFORMATION

Financial Information

The Company's Form 10-K financial report, filed annually with the Securities and Exchange Commission, may be obtained by stockholders without charge by writing the Secretary of the Company, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842.

Recent financial information is available on the Internet at http://www.kewaunee.com.

Independent Auditors

Deloitte & Touche LLP
Charlotte, NC

Notice of Annual Meeting

The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held in the 37th floor Annual Meeting Room at Harris Trust & Savings Bank, Chicago, IL on August 27, 1997 at 10:00 a.m. Central Daylight Time.

Transfer Agent and Registrar

All shareholder inquiries, including transfer-related matters, should be directed to:
ChaseMellon Shareholder Services, LLC
85 Challenger Road
Ridgefield, NJ 07660
800-288-9541

Product Information

Kewaunee Scientific Corporation products are available through a network of sales representatives and a national stocking distributor.

For more information on the Company's laboratory products, contact the Marketing Services Department in Statesville, North Carolina. Telephone: 704-873-7202; on the Internet at http://www.kewaunee.com; e-mail: kewaunee@i-america.net.

For more information on the Company's technical products, contact the Company's Lockhart, Texas operations. Telephone: 512-398-5292; on the Internet at http://www.kewaunee-tpg.com; e-mail: custsvc@kewaunee-tpg.com.

TRADEMARKS

BasikBench, Evolution, Kemresin, Kemrock, Kemshield, Signature, Silhouette, Sturdilite, TechStat, and Visionaire are registered trademarks of Kewaunee Scientific Corporation. Alpha, Supreme Air, The Research Collection, Trademark, Advantage, Explorer, and Discovery are pending trademarks of Kewaunee Scientific Corporation.

                                     [Logo]
                                    KEWAUNEE
                                   Scientific
                                  Corporation