Form 10-K, Exhibit 13
period 1998-04-30
KEWAUNEE SCIENTIFIC CORP /DE/
filed 1998-07-31
CIK 55529

                                                                      EXHIBIT 13

                          [COMPANY LOGO APPEARS HERE]


                    [PICTURE OF LAB EQUIPMENT APPEARS HERE]

[GRAPH OF EARNINGS BEFORE INCOME TAXES APPEARS HERE]





                                     [GRAPH OF CLOSING STOCK PRICE APPEARS HERE]


CORPORATE PROFILE
================================================================================


     Kewaunee Scientific Corporation, a recognized leader in the design, manufacture, and installation of scientific furniture, has provided innovative products of high quality utilized in laboratories and computer facilities worldwide for 92 years. The Company's corporate headquarters are located in Statesville, North Carolina. The Laboratory Products Group manufacturing facilities, also located in Statesville, North Carolina, produce steel and wood laboratory furniture, fume hoods, flexible systems, and worksurfaces. The Technical Products Group manufacturing facility located in Lockhart, Texas produces technical workstations, workbenches, computer enclosures, and related accessories for the assembly, testing, and storage of local area networks and light electronics.

Financial Highlights
===============================================================================

Kewaunee Scientific Corporation

                                                                                               Percent
$ in thousands, except per share data                     1998                1997              Change
-------------------------------------------------------------------------------------------------------------
Operating Data:
Net sales                                              $73,037             $61,961               +17.9
-------------------------------------------------------------------------------------------------------------
Gross profit                                            17,437              13,965               +24.9
Operating earnings                                       4,341               2,469               +75.8
  Percent of sales                                         5.9%                4.0%
-------------------------------------------------------------------------------------------------------------
Interest expense                                           149                 344               -56.7
Earnings before income taxes                             4,237               2,166               +95.6
-------------------------------------------------------------------------------------------------------------
Income tax expense (benefit)                             1,674                (97)
-------------------------------------------------------------------------------------------------------------
Net earnings                                             2,563               2,263               +13.3
-------------------------------------------------------------------------------------------------------------
Net earnings per share
     Basic                                             $  1.07             $   .96               +11.5
     Diluted                                           $  1.06             $   .95               +11.6
-------------------------------------------------------------------------------------------------------------
Return on average equity                                  14.4%               14.6%
-------------------------------------------------------------------------------------------------------------
Cash dividends per share                               $  0.18                0.08              +125.0
-------------------------------------------------------------------------------------------------------------
Year-end Data:
Net working capital                                    $ 9,566             $ 7,005               +36.6
-------------------------------------------------------------------------------------------------------------
Total borrowings/long-term debt                              -                   -
-------------------------------------------------------------------------------------------------------------
Stockholders' equity                                   $19,039             $16,586               +14.8
-------------------------------------------------------------------------------------------------------------
Book value per share                                   $  7.89             $  7.01               +12.6
-------------------------------------------------------------------------------------------------------------
Closing market price per share                         $12.625             $ 5.125              +146.3
-------------------------------------------------------------------------------------------------------------


Table of Contents
===============================================================================

  2      Letter to our Stockholders
  4      Product Profiles
  6      Forward Looking Statement Disclosure
  6      Management's Discussion and Analysis
  8      Financial Statements and Notes

 17      Reports of Independent Accountants
           and Management
 18      Summary of Selected Financial Data
 19      Quarterly Financial Data
 20      Corporate Information

LETTER TO OUR STOCKHOLDERS
================================================================================

I am pleased to report to you on our progress during fiscal year 1998. The past year marked Kewaunee's ninety-second year in providing innovative products of high quality to the laboratory furniture marketplace and, more recently, computer facilities.

Pretax earnings for the year climbed to $4,237,000, up 96% from pretax earnings of $2,166,000 last year. Earnings after taxes for the year were $2,563,000, or $1.06 per diluted share. Earnings after taxes for fiscal year 1997, which were increased by a tax benefit, were $2,263,000 or $.95 per diluted share.

Sales for the year increased to $73,037,000, up 18% from $61,961,000 last year. Assisted by a vibrant U.S. economy, the marketplace for our products remained strong during the year. Our strengthened sales network, combined with the excellent acceptance of our new products, allowed us to take advantage of this improved marketplace.

Particularly pleasing in the year's results was our strong performance in the fourth quarter, allowing us to enter fiscal year 1999 with excellent momentum. Pretax earnings for the quarter of $1,432,000 and sales of $19,600,000 were up 108% and 31%, respectively, over the comparable quarter last year. The fourth quarter represented our eighth consecutive quarter of improved pretax earnings and sales over the comparable quarter of the previous year. Our balance sheet continued its improvement during the year, and we ended the year with stockholders' equity of $19.0 million, no debt, and $1.8 million in cash. Our improved financial condition provides us with increased flexibility to fund future growth and capital improvements, without compromising financial performance.

The current year's progress was not the result of any one factor or strategy, but the continuation of several strategies previously put in place. We now are seeing the benefits of our increased emphasis on the development of new products. Sales under our new Research Collection(R) line of steel furniture, our new Alpha(R) System 2000 with modular components, and our Evolution(R) for LANs furniture that supports computer equipment, all met our sales expectations for the year. We expect sales of these products to become increasingly more valuable to us.

Our product development efforts also have led to the recent introduction of Kemresin(R) Lite, a premium laboratory countertop. We think this can be one of the most promising new products to become available to the laboratory furniture marketplace in recent years. In the past, the focal point of the laboratory countertop was its chemical resistance. Kemresin Lite, however, is unique in that it provides the customer not only outstanding chemical resistance, but has a renewable surface, comes in a variety of colors, and is lighter in weight. The surface can be restored using conventional cleaning methods and is joined together with nearly invisible seams. We are able to offer this product to our customers at a price substantially below our traditional epoxy resin countertops. Although we do not anticipate this product will have a significant impact on our fiscal year 1999 results, we feel that it has the potential to set a new standard for countertops in the laboratory market, thus benefiting us in future years.

We continued to reduce manufacturing costs and improve productivity during the year through the increased usage of computerized manufacturing machinery, design and manufacturing refinements to our products, as well as improved manufacturing processes and systems. We spent $1.5 million for capital improvements during the year, primarily for production equipment. We expect to accelerate our spending in fiscal year 1999, as we continue to purchase modern manufacturing equipment to provide us the ability to efficiently handle the expected increased demand for our products, particularly our steel products and Kemresin Lite. Improvements in our business systems are also planned for the year, including the design and implementation of a system to allow us to do business electronically with our customers.

We also made significant investments in people during the year, as we added or upgraded staff in the manufacturing, product design, project management, and sales areas of the Company. Our dealer network was expanded during the year, as we added international representation in Singapore, Mexico, Ireland, Costa Rica, and Israel.

Our improved performance did not go unnoticed. The Company's stock price climbed 146%, closing the fiscal year at $12.625 per share, up from $5.125 per share at the end of last year. Also, the Board of Directors at its November 1997 meeting increased the quarterly dividend by 25%, to five cents per share from four cents per share.

Kewaunee is a much stronger and better company than it was just a few years ago, and I am optimistic about Kewaunee's future. We are confident that the items I have discussed, combined with a continuing good U.S. economy, position the Company for increased sales and profitability in fiscal year 1999 and the years beyond.

All of our progress, however, would not have been possible without the excellent efforts and commitment of all of our associates, sales representatives, independent dealers, and our national distributor VWR Scientific Products, all of whom have our deepest appreciation. I also thank you, our stockholders, for your continued confidence and support.

Sincerely,

/s/ ELI MANCHESTER, JR.

Eli Manchester, Jr.
President
Chief Executive Officer


July 1998


                 [PICTURE OF EXECUTIVE OFFICERS APPEARS HERE]

Corporate Executive Officers (standing left to right):
James J. Rossi; William A. Shumaker;  Eli Manchester, Jr.;
D. Michael Parker; Kurt P. Rindoks; T. Ronald Gewin

LABORATORY PRODUCTS GROUP
================================================================================

Kewaunee's Laboratory Products Group continues a tradition of excellence in the manufacture of quality laboratory furnishings for industrial, government, educational and healthcare customers. Our extensive product lines include steel and wood laboratory furniture, worksurfaces, flexible systems, and a fume hood offering unparalleled in the marketplace.

We work with our customers from the beginning, when ideas and plans are just taking shape, to make certain everything we do together is of utmost benefit to the owners. Our business philosophy is to provide maximum flexibility for increased workspace productivity. A team approach is utilized to provide innovative products and excellent service to ensure customer satisfaction from the start of a project through completion.


KEMRESIN LITE

[PICTURE OF KEMRESIN LIFE LAB SURFACE APPEARS HERE]

Kemresin Lite, the result of our advanced material technology and innovative engineering, was introduced at the 1998 Pittsburgh Conference exhibition. Outstanding chemical resistance is inherent in the formula, along with a surface that is easily renewable using conventional cleaning methods. Integral sinks, another exciting feature, are designed with rounded bowls and available in several sizes. Nearly invisible seams and five neutral color options to complement current interior design trends add to the merits of Kemresin Lite for the laboratory environment.

GALLERY OF STYLES

[PICTURE OF LAB STATIONS APPEARS HERE]

Kewaunee offers a wide array of styles for both steel and wood laboratory furniture. Five Research Collection styles of steel cabinetry feature our standard case design, with choice of straight or radiused door and drawer edges, as well as several pull selections. Four Signature Series wood styles allow the customer to select traditional or contemporary designs, with doors and drawers from conventional radiused edges to square-edged full overlay construction. Both steel and wood cabinets are available with a full-width integral pull--a Kewaunee exclusive.

ALPHA SYSTEM 2000 CARTS

[PICTURE OF LAB CART AND CHAIR APPEARS HERE]
[PICTURE OF LAB CART APPEARS HERE]

The convenience of mobility is now available in our Alpha System 2000 line of flexible laboratory furniture. The versatile Alpha cart is designed for use in laboratory, manufacturing, horticulture, and computer science environments. The carts are offered in widths from two to six feet and accept standard worksurface frames and an optional overhead carrier. Both lower and upper modules accommodate cabinetry or shelving that are adjustable in one-inch increments.


TECHNICAL PRODUCTS GROUP
================================================================================

Kewaunee's Technical Products Group is a market leader in providing intelligent furniture solutions for the technical environments of domestic and international customers. The continued growth of this division is attributable to an organization focused on customer satisfaction. This customer-centered strategy is supported by a highly flexible manufacturing and engineering operation which offers a wide array of standard and special products desired by our customers that meet and exceed very competitive delivery requirements.

Our proven brands, Sturdilite, Evolution, BasikBench and Evolution for LANs provide flexible, modular and durable solutions for high tech production, technical labs, test and measurement labs, and local area network computing centers.


EVOLUTION FOR LANS

[PICTURE OF LAB WORKSTAION APPEARS HERE]
[PICTURE OF LAB WORKSTATION APPEARS HERE]

The intelligent design of Evolution for LANs has been embraced by customers seeking to support their local area network environments. Addressing rapid change in computing work spaces, highly flexible and modular workstation components can be configured to accommodate monitors, CPU's, back-up storage devices, modems, printers, file servers, keyboards, accessories, and an extensive amount of wiring and cabling. At left: Evolution for LANs offers significant flexibility to provide a wide range of solutions for computer environments. At right: Evolution for LANs enclosures provide an air-cooled, contamination-free, secure housing for computer equipment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
================================================================================

Certain statements in this annual report, including the Letter to Stockholders, narrative text, captions and Management's Discussion and Analysis of Financial Condition and Results of Operations, constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could significantly impact results or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services, and prices. The cautionary statements made pursuant to the Reform Act herein and elsewhere by the Company should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company prior to the effective date of the Reform Act. The Company cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms "believes", "belief", "expects", "plans", "objectives", "anticipates", "intends" or the like to be uncertain and forward-looking.


MANAGEMENT'S DISCUSSION AND ANALYSIS
================================================================================

RESULTS OF OPERATIONS. Sales for the year ended April 30, 1998 were $73.0 million, up 17.9% from fiscal year 1997 sales of $62.0 million. The sales increase for the year resulted primarily from increased unit sales of laboratory furniture in the Company's new Research Collection line of steel furniture, Evolution for LANs workstations, and epoxy resin worksurfaces. Sales for the current year were also favorably impacted by moderate price increases on the Company's other products. Fiscal year 1997 sales increased 7.6% from fiscal year 1996 sales of $57.6 million. The fiscal year 1997 sales increase resulted primarily from higher selling prices, and to a lesser extent, from higher unit sales. The Company's unfilled sales order backlog was $24.9 million at April 30, 1998, as compared to $24.2 million at April 30, 1997, and $23.2 million at April 30, 1996.

Gross profit represented 23.9% of sales in fiscal year 1998; 22.5% of sales in fiscal year 1997; and 18.6% of sales in fiscal year 1996. The increases in the gross profit margins for fiscal years 1998 and 1997 resulted primarily from significantly higher profit margins achieved on sales of contract-bid laboratory furniture and, to a lesser extent, on an improved product sales mix. The improvement in contract-bid furniture margins resulted from a combination of higher prices and the mix of projects.

Operating expenses were $13.1 million in fiscal year 1998; $11.5 million in fiscal year 1997; and $9.8 million in fiscal year 1996. As a percent of sales, these expenses were 17.9%, 18.6%, and 17.1% in fiscal years 1998, 1997, and 1996, respectively. The increases in operating expenses in fiscal year 1998 were primarily attributable to increased sales and marketing costs, including sales commissions associated with the increases in sales. The increase in operating expenses in fiscal year 1997 was primarily attributable to increased sales and marketing expenses and expenses associated with incentive compensation programs.

Other income was $45,000, $41,000, and $158,000 in fiscal years 1998, 1997, and
1996, respectively. Other income in fiscal year 1996 primarily related to life insurance proceeds associated with one of the Company's employee benefit plans. Interest expense was $149,000, $344,000, and $694,000 in fiscal years 1998, 1997, and 1996, respectively. The decrease in interest expense for fiscal years 1998 and 1997 resulted primarily from lower levels of borrowings during the year under the Company's revolving credit facility and, to a lesser extent, lower interest rates paid.

The Company recorded an income tax expense of $1,674,000, or 39.5% of pretax earnings, in fiscal year 1998. The Company recorded a net income tax benefit of $97,000 in fiscal year 1997, as the favorable impact of adjustments eliminating the valuation allowance on deferred tax assets exceeded income tax expense associated with that year's earnings. No income tax expense or benefit was recorded in fiscal year 1996 due to adjustments to the valuation allowance on deferred tax assets.

Net earnings increased to $2.6 million, or $1.06 per diluted share, in fiscal year 1998, from $2.3 million, or $.95 per diluted share, in fiscal year 1997. Net earnings were $361,000, or $.15 per diluted share, in fiscal year 1996.

Liquidity and Capital Resources. Historically, the Company's principal sources of liquidity have been funds generated from operating activities, supplemented as needed by short-term borrowings. The Company believes that these sources will be sufficient to support ongoing business levels, including capital expenditures.

Operating activities provided cash of $3.4 million and $4.2 million in fiscal years 1998 and 1997, respectively, primarily from earnings in each of these years. Operating activities provided cash of $3.1 million in fiscal year 1996, primarily from a decrease in accounts receivable and from earnings.

Working capital increased to $9.6 million at April 30, 1998, from $7.0 million at April 30, 1997, and the ratio of current assets to current liabilities increased to 1.8-to-1 from 1.7-to-1 during the period. The improvement in working capital resulted as cash provided by operating activities during the year exceeded funds used for capital expenditures and cash dividends paid. At April 30, 1998 and April 30, 1997, the Company had no outstanding borrowings under its revolving credit facility.

Capital expenditures of $1.5 million and $1.2 million in fiscal years 1998 and 1997, respectively, were funded by cash provided by operating activities. Capital expenditures of $812,000 in fiscal year 1996 were funded by cash provided by operating activities and equipment financing arrangements. Capital expenditures of approximately $3.0 million are planned for fiscal year 1999, primarily for the purchase of production machinery. Fiscal year 1999 expenditures are expected to be funded primarily by cash provided by operating activities during the year.

In the third quarter of fiscal year 1998, the Company increased its quarterly cash dividend to five cents per share from four cents per share. Dividends in the amount of four cents per share were declared and paid in both the third and fourth quarters of fiscal year 1997. The Company plans to pay future dividends in line with the Company's actual and anticipated future operating results. The Company did not pay dividends during fiscal year 1996.

YEAR 2000. The Company has completed its assessment of exposure to the Year 2000 issue and its ability to address this exposure. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In the event that the Company's internal systems or one or more significant suppliers or customers fail to achieve Year 2000 compliance, the Company's business and its results of operations could be adversely affected. The Company has determined that its main business applications are Year 2000 compliant and has developed a timeline for ensuring that all other aspects of its business are Year 2000 compliant. The Company has also initiated discussions with its significant suppliers and customers to ensure that they have appropriate plans to address Year 2000 issues that may affect the Company's operations. The Company believes the financial impact of the Year 2000 issue has not been, and is not anticipated to be, significant to the Company's financial position or results of operations.

RECENT ACCOUNTING STANDARDS. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both statements will be adopted as required during the Company's 1999 fiscal year. The Company does not expect the adoption of SFAS No. 130 to have a material effect on the financial statements. SFAS No. 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company has not completed its evaluation of the effects that SFAS No. 131 will have on its financial reporting and disclosures.

STATEMENTS OF OPERATIONS
==============================================================================

KEWAUNEE SCIENTIFIC CORPORATION                                                  YEARS ENDED APRIL 30

$ and shares in thousands, except per share data             1998             1997             1996
-----------------------------------------------------------------------------------------------------
Net sales                                               $  73,037        $  61,961          $ 57,559

Costs of products sold                                     55,600           47,996            46,835
-----------------------------------------------------------------------------------------------------

Gross profit                                               17,437           13,965            10,724

Operating expenses                                         13,096           11,496             9,827
-----------------------------------------------------------------------------------------------------

Operating earnings                                          4,341            2,469               897

Other income, net                                              45               41               158

Interest expense                                          (   149)         (   344)         (    694)
-----------------------------------------------------------------------------------------------------

Earnings before income taxes                                4,237            2,166               361

Income tax expense (benefit)                                1,674         (     97)                -
-----------------------------------------------------------------------------------------------------

Net earnings                                            $   2,563        $   2,263          $    361
=====================================================================================================

Net earnings per share
    Basic                                               $    1.07        $    0.96          $   0.15
    Diluted                                             $    1.06        $    0.95          $   0.15
=====================================================================================================
Weighted average number of
          common shares outstanding
    Basic                                                   2,386            2,366             2,367
    Diluted                                                 2,423            2,391             2,372
=====================================================================================================


STATEMENTS OF RETAINED EARNINGS
==============================================================================

KEWAUNEE SCIENTIFIC CORPORATION                                                  YEARS ENDED APRIL 30

$ in thousands, except per share data                        1998             1997              1996
-----------------------------------------------------------------------------------------------------
Balance at beginning of year                            $  11,435       $    9,361         $   9,000

Net earnings                                                2,563            2,263               361

Cash dividends declared  $.18 (1998);
    $.08 (1997); per share                                (   430)         (   189)                -
-----------------------------------------------------------------------------------------------------

Balance at end of year                                  $  13,568       $   11,435         $   9,361
=====================================================================================================

The accompanying Notes are an integral part of these Financial Statements.

BALANCE SHEETS
===============================================================================

KEWAUNEE SCIENTIFIC CORPORATION                                              APRIL 30

ASSETS         $ and shares in thousands                    1998                 1997
-----------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                               $    1,809          $         6
Receivables, less allowance - $656 (1998);
  $770 (1997)                                               13,819               12,864
Inventories                                                  3,710                1,946
Deferred income taxes                                        1,240                1,047
Prepaid expenses and other current assets                      275                  602
-----------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                        20,853               16,465
-----------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Land                                                           109                  109
Buildings and improvements                                  13,428               13,386
Machinery and equipment                                     13,526               12,936
-----------------------------------------------------------------------------------------
Property, plant and equipment, at cost                      27,063               26,431
Accumulated depreciation                                   (17,029)             (16,605)
-----------------------------------------------------------------------------------------
Net Property, Plant and Equipment                           10,034                9,826
-----------------------------------------------------------------------------------------
Other Assets                                                   979                  700
-----------------------------------------------------------------------------------------
Total Assets                                            $   31,866          $    26,991
=========================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                        $    6,209          $     5,136
Employee compensation and amounts withheld                   2,439                1,727
Other accrued expenses                                       2,639                2,597
-----------------------------------------------------------------------------------------
Total Current Liabilities                                   11,287                9,460
-----------------------------------------------------------------------------------------
Deferred Income Taxes                                          809                  298
Accrued Employee Benefit Plan Costs                            731                  647
-----------------------------------------------------------------------------------------
Total Liabilities                                           12,827               10,405
-----------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY
Common stock, $2.50 par value
   Authorized- 5,000 shares; Issued- 2,620 shares            6,550                6,550
Additional paid-in-capital                                     144                  116
Retained earnings                                           13,568               11,435
Common stock in treasury, at cost
   205 shares (1998); 254 shares (1997)                   (  1,223)            (  1,515)
-----------------------------------------------------------------------------------------
Total Stockholders' Equity                                  19,039               16,586
-----------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity              $   31,866          $    26,991
=========================================================================================

The accompanying Notes are an integral part of these Financial Statements.

STATEMENTS OF CASH FLOWS
==============================================================================

KEWAUNEE SCIENTIFIC CORPORATION                                                  YEARS ENDED APRIL 30

$ in thousands                                                        1998         1997         1996
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                      $  2,563     $  2,263     $    361
Adjustments to reconcile net earnings
  to net cash provided by operating activities:
    Depreciation                                                     1,312        1,515        1,624
    Bad debt provision                                                 301          298           39
    Deferred income tax expense (benefit)                              316      (   617)      (   71)
    Decrease (increase) in receivables                              (1,253)          50        2,320
    Decrease (increase) in inventories                              (1,764)     (   733)         123
    (Decrease) increase in accounts
      payable and accrued expenses                                   1,115          816       (1,057)
    Other, net                                                         843          578         (191)
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                            3,433        4,170        3,148
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures                                                (1,520)      (1,163)      (  474)
Net decrease in short-term investments                                   -            -          350
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               (1,520)      (1,163)      (  124)
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid                                                      (   430)     (  189)           -
Net (decrease) increase in short-term borrowings                         -       (2,320)          81
Proceeds from exercise of stock options
  (including tax benefit)                                               320           -            -
Repayment of long-term debt                                              -       (  508)      (3,147)
------------------------------------------------------------------------------------------------------
Net cash used in financing activities                               (   110)     (3,017)      (3,066)
------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                      1,803      (   10)      (   42)

Cash and Cash Equivalents at Beginning of Year                            6          16           58
------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                          $   1,809    $      6     $     16
======================================================================================================
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
    Interest paid                                                 $     144    $    311     $    760
    Income taxes paid (refunded), net                                 1,518          58       (    4)
======================================================================================================
SUPPLEMENTAL DISCLOSURE OF NONCASH
INVESTING AND FINANCING ACTIVITIES
    Assets acquired under equipment financing                     $       -    $      -     $    338
======================================================================================================

The accompanying Notes are an integral part of these Financial Statements.

NOTES TO FINANCIAL STATEMENTS
================================================================================

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. Kewaunee Scientific Corporation (the "Company") is a manufacturer of scientific laboratory and technical workstations, including wood and steel laboratory furniture, fume hoods, worksurfaces, sinks, and other accessories. Sales are made through purchase orders and contracts submitted by customers, the Company's dealers and agents, a national distributor, and competitive bids submitted by the Company. The majority of the Company's products are sold to customers located in North America, primarily within the United States. The majority of the Company's products are used in chemistry, physics, biology, and other general science laboratories in the industrial, commercial, educational, governmental, and healthcare markets.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Inventories. Inventories are valued at the lower of cost or market. Cost has been determined using the last-in, first-out (LIFO) method for all inventories.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation is determined for financial reporting purposes, principally on the straight-line method over the estimated useful lives of the individual assets or, for leaseholds, over the terms of the related leases, if shorter. Straight-line and accelerated methods of depreciation have been used for income tax purposes. The lives, by category, generally are as follows: buildings and improvements, 10-40 years; leasehold improvements, 10 years; furniture, fixtures and office equipment, 3-5 years; computer equipment, 3-5 years; factory machinery and vehicles, 5-10 years. Management reviews the carrying value of property, plant and equipment for impairment whenever changes in circumstances or events indicate that such carrying value may not be recoverable.

Use of Estimates. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates impacting the accompanying financial statements relate to the allowance for uncollectible accounts receivable, inventory valuation, and pension liabilities.

Fair Value of Financial Instruments. The Company's financial instruments include cash and cash equivalents, accounts receivable, cash surrender value of life insurance policies, and accounts payable. Management believes the carrying value of these assets and liabilities approximate fair value.

Sales Recognition. Product sales are generally recognized at the date of shipment. Service revenue for installation of product sold is recognized as the work is performed. Accounts receivable includes retainage in the amounts of $2,333,000 and $2,152,000 at April 30, 1998 and April 30, 1997, respectively, on certain sales made under contractual agreements. Warranty costs are expensed as incurred and were immaterial to the Company in fiscal years 1998, 1997, and 1996.

Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is provided.

Customer Concentration. Sales to the Company's national distributor represented 13% of the Company's sales in fiscal year 1998, and 14% of sales in fiscal years 1997 and 1996. Credit risk with respect to accounts receivable is dispersed due to the nature of the business, the large number of customers, and the diversity of industries serviced. The Company performs credit evaluations of its customers.

Advertising Costs. The Company expenses advertising costs as incurred, including trade shows, training materials, sales samples, catalogs, and other related expenses. Advertising costs for the years ended April 30, 1998, 1997, and 1996 were $812,000, $720,000, and $587,000, respectively.

Stock Options. In fiscal year 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." Pursuant to the new standard, companies are encouraged, but not required, to adopt the fair value method of accounting for stock options. The Company elected to continue measuring compensation cost in accordance with APB Opinion No. 25.

Earnings Per Share. In fiscal year 1998, the Company adopted SFAS No. 128, "Earnings Per Share." Basic earnings per share is based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the assumed exercise and conversion of outstanding options under the Company's stock option plans.

Reclassifications. Certain prior year accounts have been reclassified to conform with current year presentation.

Recent Accounting Standards. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both statements will be adopted as required during the Company's 1999 fiscal year. The Company does not expect the adoption of SFAS No. 130 to have a material effect on the financial statements. SFAS No. 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company has not completed its evaluation of the effects that SFAS No. 131 will have on its financial reporting and disclosures.

NOTE 2-- INVENTORIES. The Company's inventories at April 30 consisted of:

            $ in thousands                                      1998                  1997
            -------------------------------------------------------------------------------
            Finished goods                                 $   1,020               $   366
            Work-in-process                                    1,016                   638
            Materials and components                           1,674                   942
            -------------------------------------------------------------------------------
            Total inventories                               $  3,710               $ 1,946
            ===============================================================================

If inventories had been determined using the first-in, first-out (FIFO) method at April 30, 1998 and 1997, reported inventories would have been $2.2 million greater in each of these years.

NOTE 3 -- CREDIT ARRANGEMENTS.

The Company has a revolving credit facility which extends through January 1999 and allows the Company to borrow up to the lesser of $8.5 million, or the amount available under certain eligibility formulas using qualifying receivables and inventories. Under the facility, the Company makes monthly interest payments at a rate of the greater of 6% or the lender's prime rate, calculated on the average loan balance outstanding during each month. The prime rate was 8.5% at April 30, 1998. The Company's receivables and inventories are pledged to the lender as collateral securing borrowings under the facility. As of April 30, 1998, there were no borrowings outstanding under the facility.

NOTE 4 -- INCOME TAXES. The income tax expense (benefit) consisted of the following:

            $ in thousands                                          1998          1997          1996
            -----------------------------------------------------------------------------------------
            Current tax expense:
              Federal                                          $ 1,047     $     421      $     40
              State and local                                      311            99            31
            -----------------------------------------------------------------------------------------
            Total current tax expense                            1,358           520            71
            -----------------------------------------------------------------------------------------
            Deferred tax expense                                   316           397           140
            Decrease in valuation allowance
             on deferred tax assets                                           (1,014)         (211)
            -----------------------------------------------------------------------------------------
            Net income tax expense (benefit)                   $ 1,674     $  (   97)     $      -
            =========================================================================================

The reasons for the differences between the above net income tax expense (benefit) and the amounts computed by applying the statutory federal income tax rates to earnings before income taxes are as follows:

          $ in thousands                                           1998         1997             1996
          --------------------------------------------------------------------------------------------
          Income tax expense at statutory rate                 $  1,441    $     736        $     123
          State and local taxes, net of federal
           income tax expense                                       198           78               24
          Decrease in valuation allowance
           on deferred tax assets                                     -       (1,014)            (211)
          Other                                                      35          103               64
          --------------------------------------------------------------------------------------------
          Net income tax expense (benefit)                     $  1,674    $  (   97)       $       -
          ============================================================================================

The decrease in the valuation allowance on deferred tax assets occurred as continued profitability and an improved earnings outlook for the Company provided positive evidence to support a reduction in the valuation allowance.

Significant items comprising the Company's deferred tax assets and liabilities as of April 30 were as follows:

          $ in thousands                                            1998             1997
          ---------------------------------------------------------------------------------------
          Deferred tax assets:
           Tax credit carryforwards                            $       -          $    480
           Accrued expenses                                          681               542
           Allowance for doubtful accounts                           238               315
           Inventory reserves and capitalized costs                  243               190
          Other                                                      247               137
          ---------------------------------------------------------------------------------------
          Total deferred tax assets                                1,409             1,664
          ---------------------------------------------------------------------------------------
          Deferred tax liabilities:
           Book basis in excess of tax basis
            of property, plant and equipment                      (  978)          (   910)
          Other                                                        -           (     5)
          ---------------------------------------------------------------------------------------
          Total deferred tax liabilities                          (  978)          (   915)
          ---------------------------------------------------------------------------------------
          Net deferred tax assets                              $     431          $    749
          =======================================================================================

NOTE 5 -- STOCK OPTIONS. During fiscal year 1992, stockholders approved the 1991 Key Employee Stock Option Plan. During fiscal year 1997, stockholders approved an amendment to increase the number of shares available for options under the plan from 130,000 to 230,000. Options are granted at not less than the fair market value at the date of grant. Options are exercisable in such installments, for such terms (up to ten years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 1998, there were 100,750 shares available for future grants under the plan.

During fiscal year 1994, the stockholders approved the 1993 Stock Option Plan for Directors. This plan allows the Company to grant options on 40,000 shares of the Company's common stock. Each non-employee director of the Company is eligible to receive an option to purchase 5,000 shares of the Company's common stock on the effective date of the plan or on the date of commencement of service as a director. Options are exercisable in four equal, annual installments and expire five years from the date of grant. Options are granted at the fair market value at the date of grant. At April 30, 1998, there were 10,000 shares available for future grants under the plan.

The change in additional paid-in-capital and treasury stock during fiscal year 1998 reflects the effect of stock option exercises. The Company utilized treasury stock to satisfy the stock options exercised during fiscal years 1998 and 1997. Stock option activity and weighted average exercise price is summarized as follows:

                                                    1998                 1997                 1996
                                             OPTIONS    PRICE     Options    Price     Options    Price
     ---------------------------------------------------------------------------------------------------
     Outstanding at beginning of year        151,375    $3.69     176,500    $3.49     130,000    $4.80
     Granted                                  24,500     8.13      26,000     3.88      63,000     2.84
     Canceled                                (16,750)    4.50     (51,000)    5.22     (16,500)    4.75
     Exercised                               (48,875)    3.88     (   125)    2.31           -        -
     ---------------------------------------------------------------------------------------------------
     Outstanding at end of year              110,250    $4.48     151,375    $3.69     176,500    $3.49
     ===================================================================================================
     Exercisable at end of year               43,625    $3.90      66,750    $4.06      41,625    $4.74
     ===================================================================================================

The options outstanding and weighted average exercise price within the following price ranges at April 30, 1998 are as follows:

     Exercise price range                                   $2.31 - $3.25       $3.87 - $4.62      $ 8.13
     -----------------------------------------------------------------------------------------------------
     Options outstanding                                        37,250              50,500          22,500
     Weighted average exercise price                        $     2.69          $     4.16         $ 8.13
     Weighted average remaining contractual life (years)          6.8                 6.3            9.3
     -----------------------------------------------------------------------------------------------------

The options exercisable and weighted average exercise price within the following price ranges at April 30, 1998 are as follows:

     Exercise price range                    $2.31 - $3.25       $3.87 - $4.62
     ---------------------------------------------------------------------------------------
     Options exercisable                         12,625             31,000
     Weighted average exercise price         $    2.79           $   4.35
     ---------------------------------------------------------------------------------------

Fair Value Disclosures. The Company applies APB Opinion No. 25 and its related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation costs for these plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company's net earnings and net earnings per share for fiscal years 1998, 1997, and 1996 would have been reduced to the pro forma amounts indicated below:

                                                 1998           1997           1996
     -------------------------------------------------------------------------------
     Net earnings (in thousands)
      As reported                            $  2,563       $  2,263       $    361
      Pro forma                                 2,539          2,239            349
     ===============================================================================
     Net earnings per share - Basic
      As reported                            $   1.07       $   0.96       $   0.15
      Pro forma                                  1.06           0.95           0.15
     ===============================================================================
     Net earnings per share - Diluted
      As reported                            $   1.06       $   0.95       $   0.15
      Pro forma                                  1.05           0.94           0.15
     ===============================================================================

The estimated weighted average fair value of options granted under the Company's stock option plans was $3.96 in 1998, $1.54 in 1997, and $1.13 in 1996. The options were valued using the Black-Scholes option-pricing model with the following assumptions used for 1998, 1997, and 1996: dividend yield of 2.0%, 4.0%, and 4.0%; expected volatility of 49%, 48%, and 48%; risk-free interest of 6.27%, 6.63% and 6.50%; and an expected life of 7.25 years.

NOTE 6 -- RETIREMENT BENEFITS. The Company has non-contributory defined benefit pension plans covering substantially all salaried and hourly employees. The defined benefit plan for salaried employees provides pension benefits that are based on each employee's years of service and average annual compensation during the last 10 consecutive calendar years of employment. The benefit plan for hourly employees provides benefits at stated amounts based on years of service. The Company's funding policy is to make quarterly contributions to fund the plans during the participant's working lifetime, which have met ERISA's funding requirements. Plan assets consist primarily of common stocks, government securities, and fixed-income funds.

The components of net pension expense consisted of the following:

               $ in thousands                                          1998         1997           1996
               ------------------------------------------------------------------------------------------
               Service cost for the benefits earned
                during the year                                    $    254     $    259       $    266
               Interest cost on projected benefit obligations           451          412            384
               Investment return on plan assets                        (548)        (437)          (308)
               Net amortization and deferral                             78           24          (  57)
               ------------------------------------------------------------------------------------------
               Net pension expense                                 $    235     $    258       $    285
               ==========================================================================================

Accumulated plan benefits, projected benefit obligations, plan net assets, and funded status as of April 30 were as follows:

               $ in thousands                                        1998         1997         1996
               --------------------------------------------------------------------------------------
               Actuarial present value of
                accumulated benefit obligations
                (assumes no future salary increases):
                 Vested                                          $  5,396     $  4,286     $  3,962
                 Non-vested                                           253          202          186
               --------------------------------------------------------------------------------------
               Accumulated plan benefits                         $  5,649     $  4,488     $  4,148
               ======================================================================================
               Actuarial present value of projected
                benefit obligations for service
                provided to date  (assumes future
                salary increases):                               $  6,924     $  5,744     $  5,378
               Transition gain                                         64           96          128
               Unrecognized net loss                             (    241)     (   347)     (   523)
               Plan net assets at fair value                       (6,396)      (5,178)      (4,416)
               --------------------------------------------------------------------------------------
                  Accrued pension cost                           $    351     $    315     $    567
               ======================================================================================

The weighted average discount rate of 7.25% for fiscal year 1998, and 8% for fiscal years 1997 and 1996, and a 5% rate of increase in future compensation, were utilized in determining the actuarial present value of the projected benefit obligations. The assumed rate of return on plan assets is 9%.

The Company has a defined contribution plan covering substantially all salaried and hourly employees. The plan provides benefits to all employees who have attained age 21, completed one year of service, and who elect to participate. The Company makes matching contributions equal to 50% of the qualifying employee contribution, up to a maximum employer contribution of 2% of the participant's compensation. Contributions by the Company in fiscal years 1998, 1997, and 1996 were $197,250, $184,818, and $150,572, respectively.

NOTE 7 -- COMMITMENTS AND CONTINGENCIES. The Company has entered into various operating lease agreements for machinery and equipment. Under the terms of these agreements, future minimum lease payments for the years ended April 30 are as follows:

               $ in thousands                               Amount
               ----------------------------------------------------
               1999                                         $  601
               2000                                            573
               2001                                            346
               2002                                            188
               2003                                            170
               Thereafter                                      189
               ----------------------------------------------------
               Total minimum lease payments                 $2,067
               ====================================================

Most leases provide the Company with certain early cancellation rights, as well as renewal and purchase options. Rent expense under operating leases for machinery and equipment was $556,000, $421,000, and $314,000 in fiscal years 1998, 1997, and 1996, respectively.

The Company is involved in certain claims and legal proceedings in the normal course of business which management believes will not have a material adverse effect on the financial condition or results of operations of the Company.

REPORT OF INDEPENDENT ACCOUNTANTS
================================================================================

To the Stockholders and Board of Directors or Kewaunee Scientific Corporation

In our opinion, the accompanying balance sheet and the related statements of operations, of retained earnings and of cash flows present fairly, in all material respects, the financial position of Kewaunee Scientific Corporation (the "Company") at April 30, 1998 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Company for the two years ended April 30, 1997 were audited by other independent accountants whose report dated June 4, 1997 expressed an unqualified opinion on those statements.

PRICE WATERHOUSE LLP
Charlotte, North Carolina
June 1, 1998

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS
================================================================================

To the Stockholders and Board of Directors of Kewaunee Scientific Corporation

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

Management maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are properly recorded and executed in accordance with management's authorization, and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures.

The Company's financial statements have been audited by independent accountants who have expressed their opinion with respect to the fairness of those statements. Their audits included consideration of the Company's internal accounting control systems and related policies and procedures. They advise management and the Audit Committee of significant matters resulting from their audits.

D. Michael Parker
Vice President, Finance
Chief Financial Officer

SUMMARY OF SELECTED FINANCIAL DATA
==============================================================================

KEWAUNEE SCIENTIFIC CORPORATION

$ and shares in thousands,
except per share data                                     1998         1997    1996           1995          1994
---------------------------------------------------------------------------------------------------------------------------
OPERATING STATEMENT DATA:
Net sales                                              $73,037    $  61,961      $ 57,559      $   62,475    $  66,068
Costs of products sold                                  55,600       47,996        46,835          52,347       53,325
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                            17,437       13,965        10,724          10,128       12,743
Operating expenses                                      13,096       11,496         9,827          10,901       12,787
---------------------------------------------------------------------------------------------------------------------------
Operating earnings (loss)                                4,341        2,469           897       (    773)     (     44)
Other income, net                                           45           41           158            230            88
Interest expense                                        (  149)    (    344)      (   694)      (    554)     (    291)
---------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                      4,237        2,166           361       (  1,097)     (    247)
Income tax expense (benefit)                             1,674     (     97)            -              -      (     44)
---------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                    $ 2,563    $   2,263      $    361      $ ( 1,097)    $(    203)
===========================================================================================================================
Weighted average shares outstanding
   Basic                                                 2,386        2,366         2,367          2,367         2,368
   Diluted                                               2,423        2,391         2,372          2,367         2,368
===========================================================================================================================
PER SHARE DATA:
Net earnings (loss)
   Basic                                               $  1.07    $    0.96      $   0.15      $ (  0.46)    $(   0.09)
   Diluted                                                1.06         0.95          0.15        (  0.46)     (   0.09)
Cash dividends                                            0.18         0.08            -               -             -
Year-end book value                                       7.89         7.01          6.13           5.98          6.43
===========================================================================================================================
BALANCE SHEET DATA:
Current assets                                         $20,853    $  16,465      $ 15,646        $18,430       $19,009
Current liabilities                                     11,287        9,460        10,599         11,702        11,914
Net working capital                                      9,566        7,005         5,047          6,728         7,095
Net property, plant and equipment                       10,034        9,826        10,308         11,120        12,073
Total assets                                            31,866       26,991        26,504         30,074        31,566
Total borrowings/long-term debt                              -            -         2,648          5,445         4,311
Stockholders' equity                                    19,039       16,586        14,515         14,154        15,237
===========================================================================================================================
OTHER DATA:
Capital expenditures                                   $ 1,520    $   1,163      $    812      $     840     $     933
Year-end stockholders of record                            365          392           409            439           458
Year-end employees                                         619          560           499            575           595
===========================================================================================================================

QUARTERLY FINANCIAL DATA (UNAUDITED)
===============================================================================

Selected quarterly financial data for fiscal years 1998 and 1997 were as follows:

$ in thousands,                                  First             Second              Third              Fourth
 except per share data                          Quarter            Quarter            Quarter             Quarter
------------------------------------------------------------------------------------------------------------------
1998
Net sales                                        $17,662            $18,442            $17,333            $19,600
Gross profit                                       4,138              3,953              4,343              5,003
Net earnings                                         559                541                583                880
Net earnings per share
   Basic                                            0.24               0.23               0.24               0.37
   Diluted                                          0.23               0.22               0.23               0.36
Cash dividends                                       .04                .04                .05                .05
------------------------------------------------------------------------------------------------------------------
1997
Net sales                                        $16,280            $15,928            $14,837            $14,916
Gross profit                                       3,291              3,738              3,484              3,452
Net earnings                                         538                759                545                421
Net earnings per share
  Basic                                             0.23               0.32               0.23               0.18
  Diluted                                           0.23               0.32               0.22               0.18
Cash dividends                                         -                  -               0.04               0.04
-----------------------------------------------------------------------------------------------------------------

RANGE OF MARKET PRICES
===============================================================================

Kewaunee's common stock is traded in the NASDAQ/Over-the-Counter Market, under the symbol KEQU. The following table sets forth the quarterly high and low prices reported on the NASDAQ National Market System.

                                              First             Second             Third              Fourth
                                            Quarter            Quarter            Quarter             Quarter
-----------------------------------------------------------------------------------------------------------------
1998
High                                          7 5/8             13 3/4              13                 14 1/4
Low                                           5                  7 1/4               9                  9 1/8
Close                                         7 1/4             12 1/4            10 1/2               12 5/8
-----------------------------------------------------------------------------------------------------------------
1997
High                                          5 1/4              5 5/8              7 1/2               7 3/8
Low                                           2 7/8              2 7/8              4 7/8               5 1/8
Close                                         3                  5 1/8              6 5/8               5 1/8
------------------------------------------------------------------------------------------------------------------

CORPORATE INFORMATION
===============================================================================

 BOARD OF DIRECTORS

 MARGARET BARR BRUEMMER (1)(2)(3)
    Attorney
    Milwaukee, WI

 WILEY N. CALDWELL (3)(4)
    Retired President
    W. W. Grainger, Inc.
    Kenilworth, IL

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

T. RONALD GEWIN
    Vice President and General Manager
    Technical Products Group

D. MICHAEL PARKER
    Vice President, Finance,
    Chief Financial Officer,
    Treasurer, Secretary

JAMES J. ROSSI
    Vice President, Human Resources

KURT P. RINDOKS
    Vice President, Engineering and
    General Manager Resin Materials Division
    Laboratory Products Group


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

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
Charlotte, NC

NOTICE OF ANNUAL MEETING
The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held in the 37th floor Annual Meeting Room at Harris Trust & Savings Bank, Chicago, IL on August 26, 1998 at 10:00 a.m. Central Daylight Time.

TRANSFER AGENT AND REGISTRAR
All stockholder inquiries, including transfer-related matters, should be directed to:
ChaseMellon Shareholder Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
800-288-9541
Internet at http://www.chasemellon.com

PRODUCT INFORMATION
Kewaunee Scientific Corporation products are available through a network of sales representatives and a national stocking distributor.

For more information on the Company's laboratory products, contact the Marketing Services Department in Statesville, North Carolina; telephone: 704-873-7202; on the Internet at http://www.kewaunee.com; e-mail: kewaunee@i-america.net.

For more information on the Company's technical products, contact the Company's Lockhart, Texas operations; telephone: 512-398-5292; on the Internet at http://www.kewaunee-tpg.com; e-mail: custsvc@kewaunee-tpg.com.

TRADEMARKS
BasikBench, Evolution, Kemresin, Kemrock, Kemshield, Signature, Silhouette, Sturdilite, Supreme Air, TechStat, and Visionaire are registered trademarks of Kewaunee Scientific Corporation. FlexTech, Alpha, The Research Collection, Trademark, Advantage, Explorer, and Discovery are pending trademarks of Kewaunee Scientific Corporation.

            [LOGO OF KEWAUNEE SCIENTIFIC CORPORATION APPEARS HERE]