Form 10-K, Exhibit 13
period 1999-04-30
KEWAUNEE SCIENTIFIC CORP /DE/
filed 1999-07-28
CIK 55529

           [LOGO]  KEWAUNEE/R/
                   Scientific Corporation






     [Background Photo of                         [Superimposed Photo of
     Laboratory Setting]                          Laboratory Workstation]
















     [Superimposed Photo of
     Laboratory Workstation]









                                                      1999 ANNUAL REPORT

Corporate Profile
================================================================================

Kewaunee Scientific Corporation, a recognized leader in the design, manufacture, and installation of scientific and technical furniture, provides innovative products of high quality utilized in laboratories and computer facilities worldwide. The Company's corporate headquarters are located in Statesville, North Carolina. The Laboratory Products Group manufacturing facilities, also located in Statesville, North Carolina, produce steel and wood laboratory furniture, fume hoods, flexible systems, and worksurfaces. The Technical Products Group manufacturing facility located in Lockhart, Texas produces technical furniture including workstations, workbenches, computer enclosures, and related accessories to support local area computer networks and for the storage and assembly of computers and light electronics.


Product Feature
================================================================================

Kemresin Lite - This innovative (patent pending) premium work top exhibits a full array of features supported by our many years of experience in manufacturing Kemresin work tops. This unique product is the result of advanced material technology and innovative engineering. A 1/4" modified epoxy resin surface is affixed to an engineered substrate which provides a 1" thick work top.

Desirable features include:
          .Renewable surface with conventional cleaning methods
          .Superior chemical resistance
          .Integral cast exposed edges and drip groove
          .Smooth, color blended seams
          .Five neutral colors compatible with today's interior design trends .Full line of integral sinks
          .Light-weight construction for ease of handling


                  [PHOTOS OF LABORATORY SETTINGS APPEAR HERE]


Kemresin Lite offers a viable work top alternative for varied markets and customers. Research laboratories, schools and universities, and product testing facilities can all benefit from this exciting new product developed and manufactured exclusively by Kewaunee Scientific Corporation.

Financial Highlights
================================================================================


Kewaunee Scientific Corporation

                                                               Percent
$ in thousands, except per share data        1999       1998    Change
----------------------------------------------------------------------
Operating Data:

Net sales                                 $77,478    $73,037     + 6.1
----------------------------------------------------------------------
Gross profit                              $17,696    $17,437     + 1.5
----------------------------------------------------------------------
Operating expenses                        $12,315    $13,096     - 6.0
----------------------------------------------------------------------
Operating earnings                        $ 5,381    $ 4,341     +24.0
----------------------------------------------------------------------
Net earnings                              $ 3,396    $ 2,563     +32.5
----------------------------------------------------------------------
Net earnings per share
   Basic                                  $  1.40    $  1.07     +30.8
   Diluted                                $  1.38    $  1.06     +30.2
----------------------------------------------------------------------
Return on average equity                     16.5%      14.4%
----------------------------------------------------------------------
Cash dividends per share                  $  0.22    $  0.18     +22.2
----------------------------------------------------------------------

Year-end Data:

Net working capital                       $10,159    $ 9,566     + 6.2
----------------------------------------------------------------------
Total borrowings/long-term debt           $   939    $   -
----------------------------------------------------------------------
Stockholders' equity                      $22,032    $19,039     +15.7
----------------------------------------------------------------------
Book value per share                      $  9.04    $  7.89     +14.6
----------------------------------------------------------------------
Closing market price per share            $10.125    $12.625     -19.8
----------------------------------------------------------------------


Table of Contents
================================================================================

 2   Letter to our Stockholders
 4   Product Profile
 6   Forward Looking Statement Disclosure
 6   Management's Discussion and Analysis
 8   Financial Statements and Notes
17   Reports of Independent Accountants and Management
18   Summary of Selected Financial Data
19   Quarterly Financial Data
20   Corporate Information

Letter to our Stockholders

================================================================================

Fiscal year 1999 was an excellent year for Kewaunee, as we made progress on many fronts.

Some of the key results include:
     .  Record earnings and sales
     .  Market acceptance of our new products
     .  Capital investments of $3.7 million
     .  Reduced manufacturing costs
     .  Increased manufacturing capacities
     .  Increased international representation
     .  Strengthened financial position

Net earnings for the year increased to $3,396,000, or $1.38 per diluted share, up 32.5% over last year, while sales for the year increased 6.1% to $77,478,000. Sales of laboratory furniture increased 8.0% over last year, as the marketplace for these products remained strong. The increased sales of laboratory furniture more than offset a 5.7% decline in technical furniture sales during the year caused by a weaker technical furniture marketplace. Our unfilled sales order backlog increased to $27.0 million at year-end, up from $24.9 million at the end of last year. Return on equity increased to 16.5% for the year, up from 14.4% in fiscal year 1998.

Sales under our new Research Collection line of steel furniture and our new Alpha System 2000 flexible furniture both exceeded our expectations for the year, and continue to gain momentum. We made significant progress toward increased market acceptance of our new innovative work top, Kemresin Lite, and we have begun to see this product specified on certain projects.

Capital investments during the year increased to $3.7 million, and we plan to spend slightly over $4 million in fiscal year 2000. Much of the investment during the year was for computer-controlled production machinery. The modernization of our steel plant in Statesville is progressing ahead of schedule, and we expect to complete this program by April 30, 2000. We already are experiencing significant improvements in productivity, reduced manufacturing costs, and increased manufacturing capacity from these investments.

During the year, we increased our international representation through new relationships in Singapore, England, and the Middle East. Although begun on a modest scale early in the year, our joint venture in Singapore, Kewaunee Labway Asia, has exceeded our early expectations. It was awarded several prestigious projects during the year and recently won several more.

Our financial position continues to strengthen. Stockholders' equity increased to $22.0 million at year-end, while book value per share increased to $9.04. Our improved financial position allowed us to replace our expiring credit agreement with a new, competitive $8 million agreement. The terms of the new agreement provide more flexibility and support for our long-term growth and profitability. Borrowings under this agreement were $939,000 at year-end.

As we look toward the future, we are pursuing three goals that I think are critical to our long-term success: We must strive to be the "supplier of choice" to our customers; Kewaunee must be a good place to work; and we must provide a good investment return to our stockholders.

To be the supplier of choice, we must continue to provide superior products at competitive prices and deliver when the customer wants them. We must also be responsive to our customers' needs, serving as their partners in achieving their goals. Our introduction of new products and our programs of capital investment in our factories should assist us in achieving this goal.

We realize the importance of our associates to our long-term success. We know we must offer competitive wages, and our benefit programs must be attractive. Equally important, we believe each person's work should be satisfying and take place in an atmosphere that is enjoyable, receptive and appreciative of new ideas.

We must provide a good investment return to our stockholders. In spite of our significant improvements during fiscal year 1999, our stock price at year-end was lower than it was a year ago, primarily because of unfavorable conditions in the equity markets for companies our size. However, if we continue to make the progress we have over recent years, new investors and higher returns should follow.

Looking forward, I think our prospects are excellent. With a continuing strong marketplace, our introductions of new products, our cost reduction programs, and our progress toward the goals discussed above, I feel Kewaunee is well-positioned for increased sales, increased profits, and higher returns for our stockholders.

We appreciate the continued support of our stockholders, our associates, our network of agencies and representatives, our national distributor VWR Scientific Products, and our customers.

Sincerely,

/s/ Eli Manchester, Jr.

Eli Manchester, Jr.
President
Chief Executive Officer

July 1999


Earnings Before Income Taxes
    Millions of Dollars

   1997     1998     1999

   $2.2     $4.2     $5.6


Year-End Book Value Per Share
        DOLLARS

   1997     1998    1999

  $7.01    $7.89   $9.04

Product Profile
================================================================================

Kewaunee provides innovative scientific and technical furniture for laboratories and computer facilities worldwide. The photographs in this annual report illustrate varied applications of our extensive product offering.

                       [PHOTO OF LABORATORY WORKSTATION]

Steel Research Collection - Two of our five styles are illustrated. The laboratory on the left depicts Trademark, offering a traditional look of straight lines and flat surfaces. Contour, distributed through VWR Scientific Products, is featured below, with a softer look of rounded edges on the doors and drawers. Our electrodeposition paint process, used exclusively by Kewaunee in producing steel laboratory furniture and fumehoods, protects all steel surfaces against the rigors of active laboratories.

                         [PHOTO OF MOBILE WORKSTATION]

Alpha System - Our mobile workstations provide a framework that can easily be combined with cabinets, shelving, and worksurfaces to structure unlimited configurations to meet individual needs.

                         [PHOTO OF LABORATORY SETTING]

                 [PHOTO OF LABORATORY WORKSTATION MADE OF WOOD]

Wood Signature Series - Four styles, manufactured to the highest standards of construction, offer multiple choices of wood species, finishes, and door and drawer appearances. Silhouette style casework was used in this educational facility shown at left.

[PHOTO OF LABORATORY WORKSTATION]

Evolution - The rugged flexibility and intelligent design of Evolution furniture allows the ability to modify standard components to meet exact needs in a variety of environments. The newly introduced E2 height-adjustable workstation helps users address multi-shift, multi-function productivity issues and ADA requirements.

[PHOTO OF LABORATORY DESK AND WORKSTATION]

Kemresin Work Tops - Patented Kemresin work tops are molded from modified epoxy resin. In addition, our Kemresin Lite work top is durable, renewable, and available in several designer colors. The chemical resistance of both products is not confined to a surface coating, but is inherent in the formula.

[PHOTO OF LABORATORY FUME HOODS]

Supreme Air Series Fume Hoods - Our fume hoods assure reliable, efficient operation at the highest levels of safety, and are subjected to stringent testing procedures. A wide variety of models and comprehensive option packages have been designed to enable fume hoods to be tailored for specific requirements.

[PHOTO OF LABORATORY WORKSTATIONS]

Evolution for LANs - The highly modular and versatile design of Evolution for LANs provides information technology customers an unmatched ability to organize for productivity, integrated work areas, ease of access and security. Open racking, rack mounting, and secured enclosures offer housing solutions for monitors, CPUs, UPSs, back-up storage devices, modems, printers, file servers, keyboards, documentation, and reference manuals.

Special Note Regarding Forward-Looking Statements
================================================================================

Certain statements in this annual report, including the Letter to Stockholders, narrative text, captions and Management's Discussion and Analysis of Financial Condition and Results of Operations, constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could significantly impact results or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, economic, competitive, governmental, and technological factors, including year 2000 compliance activities of the Company and third parties, affecting the Company's operations, markets, products, services, and prices. The cautionary statements made pursuant to the Reform Act herein and elsewhere by the Company should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company prior to the effective date of the Reform Act. The Company cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends," or the like to be uncertain and forward-looking.

Management's Discussion and Analysis
================================================================================

Results of Operations. Fiscal year 1999 sales increased to $77.5 million, up 6.1% from fiscal year 1998 sales of $73.0 million. Assisted by a robust U.S. economy and a continuing healthy laboratory furniture marketplace, sales of laboratory furniture increased 8.0% over the prior year, with unit sales increases and moderate price increases realized in each of this segment's major product lines. Sales of technical furniture decreased 5.7% from the prior year, as sales in this segment were adversely affected by a weaker marketplace during the year. Fiscal year 1998 sales increased 17.9% from fiscal year 1997 sales of $62.0 million. The sales increase for the 1998 fiscal year resulted primarily from increased unit sales of laboratory furniture in the Company's new Research Collection line of steel furniture, Evolution for LANs workstations, and epoxy resin worksurfaces. Sales for 1998 were also favorably impacted by moderate price increases on the Company's other products. The Company's unfilled sales order backlog increased to $27.0 million at April 30, 1999, up from $24.9 million at April 30, 1998, and $24.2 million at April 30, 1997.

Gross profit represented 22.8% of sales in fiscal year 1999; 23.9% of sales in fiscal year 1998; and 22.5% of sales in fiscal year 1997. The gross profit margin in fiscal year 1999 was unfavorably affected by start-up costs associated with several new products, a weaker technical furniture marketplace, and a change in the product sales mix. The improved gross profit margin for fiscal year 1998 resulted primarily from significantly higher profit margins achieved on sales of contract-bid laboratory furniture, and to a lesser extent, on an improved product sales mix.

Operating expenses were $12.3 million in fiscal year 1999; $13.1 million in fiscal year 1998; and $11.5 million in fiscal year 1997. As a percent of sales, these expenses were 15.9%, 17.9%, and 18.6%, respectively. The most significant factor in the decline in operating expenses in fiscal year 1999 was a reduction in sales commissions, as more of the Company's orders were sold directly to dealers for resale. Significant reductions were also achieved in bad debts expense, legal costs, and other administrative costs. The increase in operating expenses in fiscal year 1998 was primarily attributable to increased sales and marketing costs, including sales commissions associated with the increase in sales.

Other income was $325,000, $45,000 and $41,000 in fiscal years 1999, 1998 and 1997, respectively. Other income in fiscal year 1999 included income of $295,000 recorded in the fourth quarter of the year resulting from a litigation settlement with certain suppliers for overcharges in earlier years. Interest expense was $96,000, $149,000 and $344,000 in fiscal years 1999, 1998 and 1997, respectively. The decrease in interest expense for fiscal years 1999 and 1998 resulted primarily from lower levels of borrowings during each year under the Company's revolving credit facility and, to a lesser extent, lower interest rates paid.

The Company recorded income tax expense of $2.2 million, and $1.7 million, or 39.5% of pretax earnings, in fiscal years 1999 and 1998, respectively. The Company recorded a net income tax benefit of $97,000 in fiscal year 1997, as the favorable impact of adjustments eliminating the valuation allowance on deferred tax assets exceeded income tax expense associated with that year's earnings.

Net earnings increased to $3.4 million, or $1.38 per diluted share, in fiscal year 1999, from $2.6 million, or $1.06 per diluted share, in fiscal year 1998. Net earnings were $2.3 million, or $.95 per diluted share, in fiscal year 1997.

Liquidity and Capital Resources. Historically, the Company's principal sources of liquidity have been funds generated from operating activities, supplemented as needed by the Company's credit facility. The Company believes that these sources will be sufficient to support ongoing business levels, including capital expenditures.

Operating activities provided cash of $1.3 million, $3.4 million, and $4.2 million in fiscal years 1999, 1998, and 1997, respectively, primarily from earnings in each of these years. Working capital increased to $10.2 million at April 30, 1999, from $9.6 million at April 30, 1998, and the ratio of current assets to current liabilities increased to 1.9-to-1 at April 30, 1999 from 1.8-to-1 at April 30, 1998. The improvement in working capital resulted as operating earnings for the year plus depreciation expense exceeded funds used for capital expenditures and cash dividends paid.

In January 1999, the Company entered into a new credit facility with another lender replacing the Company's previous revolving credit facility. The new facility allows the Company to borrow up to $3 million under a two-year unsecured revolving credit component and up to $5 million under a seven-year equipment loan component. At April 30, 1999, advances of $939,000 were outstanding under the revolving credit loan. No advances were outstanding under the equipment loan component.

Capital expenditures of $3.7 million, $1.5 million, and $1.2 million in fiscal years 1999, 1998, and 1997, respectively, were primarily funded by cash provided by operating activities. Capital expenditures of approximately $4.2 million are planned for fiscal year 2000, primarily for the purchase of production machinery. Fiscal year 2000 expenditures are expected to be funded primarily by cash provided by operating activities during the year supplemented as needed by borrowings under the credit facility.

In the third quarter of fiscal year 1999, the Company increased its quarterly cash dividend to six cents per share from five cents per share. Dividends in the amount of five cents per share were declared and paid in the last two quarters of fiscal year 1998, and dividends in the amount of four cents per share were declared and paid in the first two quarters of that year. The Company plans to pay future dividends in line with the Company's actual and anticipated future operating results.

Year 2000. Kewaunee Scientific Corporation understands the importance of being prepared for the year 2000. The scope of the Company's Y2K readiness effort has included: (1) evaluating information technology such as hardware and software;
(2) investigating other systems or embedded technology contained in various manufacturing, environmental and safety systems, and facilities; (3) assessing the readiness of key third parties, including suppliers and utility vendors; and
(4) determining the need for contingency plans, and developing such plans if considered appropriate.

The Company established project teams to address the Y2K issue. Through the efforts of the individuals on these teams, key components in both information technology systems and in non-IT systems were inventoried and assessed for compliance, and plans were implemented for any required system modifications or replacements. The majority of the Company's major business systems were Y2K compliant as of the beginning of fiscal year 1999, and planned upgrades during fiscal year 1999 made the remainder of the major business systems Y2K compliant. Remediation and testing activities were substantially completed during the 1999 fiscal year, and are scheduled to be fully completed by September 30, 1999. Members of the Y2K project teams have monitored progress of remediation and performed testing for key components. Progress has also been closely monitored by senior management.

The Company is in contact with suppliers and other third parties to assure no interruption occurs concerning Y2K compliance issues. Inquiries were made to all suppliers, with the highest priority placed on suppliers that are critical to the business. For those suppliers that were either determined to be critical to the business or those that were not considered to be making sufficient progress in becoming Y2K compliant in a timely manner, the Company is currently assessing various potential risks and whether contingency plans are appropriate.

While the Company does not anticipate a major interruption of its business activities because of the Y2K issue, the greatest exposure to risk will most likely be associated with a supplier rather than due to an internal failure. Although actions described above have been performed to address third party issues, the Company is not able to require compliance actions by such parties, and the Company is not in a position to identify or avoid all possible scenarios. The Company's assessment of whether contingency plans are necessary will continue through calendar year 1999 as the Company learns more about the preparation and vulnerabilities of third parties. If considered necessary, such plans will be put in place prior to December 30, 1999. Due to the large number of variables involved, the Company cannot provide an estimate of potential damages related to possible Y2K failures. The Company's expenditures related to Y2K compliance are expected to be less than $100,000, and substantially all of the expenditures were made in fiscal year 1999 and reflected in the financial statements for that year.

Recent Accounting Standards. In fiscal year 1999, the Company adopted SFAS No. 130 "Reporting Comprehensive Income"; SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information"; and SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130, which is solely a financial statement presentation standard, relates to non-owner changes included in equity and had no impact on the Company's financial statements. SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and in interim financial reports issued to stockholders. The Company has provided the disclosures needed to conform with its requirements in Note 8 of the Financial Statements. SFAS No. 132 only modifies the financial disclosures related to the Company's pension and postretirement benefit obligations and does not impact the measurement of such obligations.

Statements of Operations
===============================================================================

Kewaunee Scientific Corporation                            Years Ended April 30

$ and shares in thousands, except per share data      1999       1998      1997
-------------------------------------------------------------------------------
Net sales                                          $77,478    $73,037   $61,961
Costs of products sold                              59,782     55,600    47,996
-------------------------------------------------------------------------------
Gross profit                                        17,696     17,437    13,965
Operating expenses                                  12,315     13,096    11,496
-------------------------------------------------------------------------------
Operating earnings                                   5,381      4,341     2,469
Other income, net                                      325         45        41
Interest expense                                       (96)      (149)     (344)
-------------------------------------------------------------------------------
Earnings before income taxes                         5,610      4,237     2,166
Income tax expense (benefit)                         2,214      1,674       (97)
-------------------------------------------------------------------------------
Net earnings                                       $ 3,396    $ 2,563   $ 2,263
===============================================================================

Net earnings per share
  Basic                                            $  1.40    $  1.07   $  0.96
  Diluted                                          $  1.38    $  1.06   $  0.95
===============================================================================
Weighted average number of
  common shares outstanding
  Basic                                              2,432      2,386     2,366
  Diluted                                            2,464      2,423     2,391
===============================================================================

Statements of Stockholders' Equity
=======================================================================================================

Kewaunee Scientific Corporation                                                    Years Ended April 30

                                           Additional                                        Total
$ in thousands, except per     Common       Paid-in      Retained        Treasury        Stockholders'
share data                     Stock        Capital      Earnings         Stock             Equity
-------------------------------------------------------------------------------------------------------
Balance at April 30, 1996      $6,550        $116        $ 9,361          $(1,512)        $14,515
Net earnings                                               2,263                -           2,263
Cash dividends declared,
 $.08 per share                     -           -           (189)               -            (189)
Purchase of treasury
 stock, 125 shares                  -           -              -               (3)             (3)
-------------------------------------------------------------------------------------------------------
Balance at April 30, 1997      $6,550        $116        $11,435          $(1,515)        $16,586
-------------------------------------------------------------------------------------------------------
Net earnings                        -           -          2,563                -           2,563
Cash dividends declared,
 $.18 per share                     -           -           (430)               -            (430)
Stock options exercised,
 48,875 shares                      -          28              -              292             320
-------------------------------------------------------------------------------------------------------
Balance at April 30, 1998      $6,550        $144        $13,568          $(1,223)        $19,039
-------------------------------------------------------------------------------------------------------
Net earnings                        -           -          3,396                -           3,396
Cash dividends declared,
 $.22 per share                     -           -           (535)               -            (535)
Stock options exercised,
 21,500 shares                      -           4              -              128             132
-------------------------------------------------------------------------------------------------------
Balance at April 30, 1999      $6,550        $148        $16,429          $(1,095)        $22,032
-------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Financial Statements.

Balance Sheets
===============================================================================

Kewaunee Scientific Corporation                                       April 30

ASSETS    $ and shares in thousands, except per share data     1999       1998
-------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                   $     8    $ 1,809
Receivables, less allowance - $387 (1999); $656 (1998)       17,231     13,819
Inventories                                                   2,940      3,710
Deferred income taxes                                         1,026      1,240
Prepaid expenses and other current assets                       626        275
-------------------------------------------------------------------------------
Total Current Assets                                         21,831     20,853
-------------------------------------------------------------------------------
Property, Plant and Equipment
Land                                                            109        109
Buildings and improvements                                   13,556     13,428
Machinery and equipment                                      16,637     13,526
-------------------------------------------------------------------------------
Property, plant and equipment                                30,302     27,063
Accumulated depreciation                                    (18,177)   (17,029)
-------------------------------------------------------------------------------
Net Property, Plant and Equipment                            12,125     10,034
-------------------------------------------------------------------------------
Other Assets                                                  2,079        979
-------------------------------------------------------------------------------
Total Assets                                                $36,035    $31,866
===============================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------
Current Liabilities
Short-term borrowings                                       $   939    $   -
Accounts payable                                              6,566      6,209
Employee compensation and amounts withheld                    1,973      2,439
Other accrued expenses                                        2,194      2,639
-------------------------------------------------------------------------------
Total Current Liabilities                                    11,672     11,287
-------------------------------------------------------------------------------
Deferred Income Taxes                                         1,074        809
Accrued Employee Benefit Plan Costs                           1,257        731
-------------------------------------------------------------------------------
Total Liabilities                                            14,003     12,827
-------------------------------------------------------------------------------
Commitments and Contingencies (Note 7)

Stockholders' Equity
Common stock, $2.50 par value
 Authorized- 5,000 shares; Issued- 2,620 shares               6,550      6,550
Additional paid-in-capital                                      148        144
Retained earnings                                            16,429     13,568
Common stock in treasury, at cost
 184 shares (1999); 205 shares (1998)                        (1,095)    (1,223)
-------------------------------------------------------------------------------
Total Stockholders' Equity                                   22,032     19,039
-------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                 $ 36,035   $ 31,866
===============================================================================

The accompanying Notes are an integral part of these Financial Statements.

Statements of Cash Flows
================================================================================

Kewaunee Scientific Corporation                              Years Ended April 30

$ in thousands                                          1999      1998       1997
----------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net earnings                                         $ 3,396    $ 2,563   $ 2,263
Adjustments to reconcile net earnings
  to net cash provided by operating activities:
    Depreciation                                       1,565      1,312     1,515
    Bad debt provision                                    16        301       298
    Deferred income tax expense (benefit)                479        316    (  617)
    Decrease (increase) in receivables                (3,428)    (1,253)       50
    Decrease (increase) in inventories                   770      1,764    (  733)
    (Decrease) increase in accounts
     payable and accrued expenses                     (  554)     1,115       816
    Other, net                                        (  903)       843       578
----------------------------------------------------------------------------------
Net cash provided by operating activities              1,341      3,433     4,170
----------------------------------------------------------------------------------
Cash Flows from Investing Activities

Capital expenditures                                  (3,678)    (1,520)   (1,163)
----------------------------------------------------------------------------------
Net cash used in investing activities                 (3,678)    (1,520)   (1,163)
----------------------------------------------------------------------------------
Cash Flows from Financing Activities

Dividends paid                                        (  535)    (  430)   (  189)
Net (decrease) increase in short-term borrowings         939          -    (2,320)
Proceeds from exercise of stock options
  (including tax benefit)                                132        320)        -
Repayment of long-term debt                                -          -    (  508)
----------------------------------------------------------------------------------
Net cash provided by (used in) financing activities      536     (  110)   (3,017)
----------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents      (1,801)     1,803    (   10)

Cash and Cash Equivalents at Beginning of Year         1,809          6        16
----------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year              $    8     $1,809)   $    6
==================================================================================
Supplemental Disclosure of
  Cash Flow Information
    Interest paid                                     $   82     $  144    $  311
    Income taxes paid                                  2,321      1,518        58
==================================================================================

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

Fair Value of Financial Instruments. The Company's financial instruments include cash and cash equivalents, cash surrender value of life insurance policies, and short-term borrowings. Management believes the carrying value of these assets and liabilities approximate fair value.

Sales Recognition. Product sales are generally recognized at the date of shipment. Service revenue for installation of product sold is recognized as the work is performed. Accounts receivable includes retainage in the amounts of $2,025,000 and $2,333,000 at April 30, 1999 and April 30, 1998, respectively, on certain sales made under contractual agreements. Warranty costs are expensed as incurred.

Credit Concentration. The Company's credit risk is generally not concentrated with any one customer or industry, although the Company does enter into large contracts with individual customers from time to time. The Company performs credit evaluations of its customers.

Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is provided.

Advertising Costs. The Company expenses advertising costs as incurred, including trade shows, training materials, sales samples, catalogs, and other related expenses. Advertising costs for the years ended April 30, 1999, 1998, and 1997 were $913,000, $812,000, and $720,000, respectively.

Earnings Per Share. In fiscal year 1998, the Company adopted SFAS No. 128, "Earnings Per Share." Basic earnings per share is based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the assumed exercise and conversion of outstanding options under the Company's stock option plans, except when options have an antidilutive effect.

Reclassifications. Certain prior year accounts have been reclassified to conform with current year presentation.

Recent Accounting Standards. In fiscal year 1999, the Company adopted SFAS No. 130 "Reporting Comprehensive Income"; SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information"; and SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130, which is solely a financial statement presentation standard, relates to non-owner changes included in equity and had no impact on the Company's financial statements. SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and in interim financial reports issued to stockholders. The Company has provided the disclosures needed to conform with its requirements. SFAS No. 132 only modifies the financial disclosures related to the Company's pension and postretirement benefit obligations and does not impact the measurement of such obligations.

Note 2 -- Inventories. The Company's inventories at April 30 consisted of:

          $ in thousands                 1999     1998
          ---------------------------------------------
          Finished goods               $  594   $1,020
          Work-in-process                 911    1,016
          Materials and components      1,435    1,674
          ---------------------------------------------
          Total inventories            $2,940   $3,710
          =============================================

If inventories had been determined using the first-in, first-out (FIFO) method at April 30, 1999 and 1998, reported inventories would have been $2.2 million greater in each of these years.

Note 3 -- Credit Arrangements. On January 6, 1999, the Company entered into a new credit facility, replacing the Company's previous $8.5 million secured revolving credit facility with another lender. The new facility allows the Company to borrow up to $3 million under a two-year unsecured revolving credit component and up to $5 million under a seven-year equipment loan component. All advances under the equipment loan component must be made during the first two years of the agreement and must be secured by qualifying machinery and equipment.

The Company provides monthly interest payments under both components of the facility calculated at the lower of (1) the LIBOR Market Index Rate plus 1.75%, or (2) the lender's Prime Rate minus .75%. The borrowing rate was 6.65% at April 30, 1999. Beginning in the third year of the equipment loan, monthly principal payments will be required in 60 equal installments. The equipment loan includes financial covenants with respect to the Company's tangible net worth, funds flow coverage, current ratio, and ratio of liabilities to tangible net worth.

At April 30, 1999, advances of $939,000 were outstanding under the revolving credit loan. No advances were outstanding under the equipment loan.

Note 4 -- Income Taxes. The income tax expense (benefit) consisted of the following:


          $ in thousands                         1999      1998       1997
          -----------------------------------------------------------------
          Current tax expense:
            Federal                            $1,417    $1,047    $   421
            State and local                       318       311         99
          -----------------------------------------------------------------
          Total current tax expense             1,735     1,358        520
          -----------------------------------------------------------------
          Deferred tax expense:
            Federal                            $  395    $  327    $   377
            State and local                        84       (11)        20
          -----------------------------------------------------------------
          Total deferred tax expense              479       316        397
          -----------------------------------------------------------------
          Decrease in valuation allowance
            on deferred tax assets                  -         -     (1,014)
          -----------------------------------------------------------------
          Net income tax expense (benefit)     $2,214    $1,674    $   (97)
          =================================================================

The reasons for the differences between the above net income tax expense (benefit) and the amounts computed by applying the statutory federal income tax rates to earnings before income taxes are as follows:

          $ in thousands                              1999     1998      1997
          -------------------------------------------------------------------
          Income tax expense at statutory rate      $1,907   $1,441   $   736
          State and local taxes, net of federal
            income tax benefit                         266      198        78
          Decrease in valuation allowance
            on deferred tax assets                      -        -     (1,014)
          Other                                         41       35       103
          -------------------------------------------------------------------
          Net income tax expense (benefit)          $2,214   $1,674   $   (97)
          ===================================================================

The 1997 decrease in the valuation allowance on deferred tax assets occurred as continued profitability and an improved earnings outlook for the Company provided positive evidence to support a reduction in the valuation allowance.

Significant items comprising the Company's deferred tax assets and liabilities as of April 30 were as follows:

          $ in thousands                                      1999      1998
          ------------------------------------------------------------------
          Deferred tax assets:
            Accrued employee benefit expenses              $   581    $  766
            Allowance for doubtful accounts                    168       272
            Inventory reserves and capitalized costs           234       243
            Other                                               43       128
          ------------------------------------------------------------------
          Total deferred tax assets                          1,026     1,409
          ------------------------------------------------------------------
          Deferred tax liabilities:
            Book basis in excess of tax basis
              of property, plant and equipment              (1,074)     (978)
          ------------------------------------------------------------------
          Total deferred tax liabilities                    (1,074)     (978)
          ------------------------------------------------------------------
          Net deferred tax assets (liabilities)            $   (48)   $  431
          ==================================================================

Note 5 -- Stock Options. During fiscal year 1992, stockholders approved the 1991 Key Employee Stock Option Plan. During fiscal year 1997, stockholders approved an amendment to increase the number of shares available for options under the plan from 130,000 to 230,000. Options are granted at not less than the fair market value at the date of grant. Options are exercisable in such installments, for such terms (up to 10 years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 1999, there were 65,000 shares available for future grants under the plan.

During fiscal year 1994, the stockholders approved the 1993 Stock Option Plan for Directors. This plan allows the Company to grant options on 40,000 shares of the Company's common stock. Each non-employee director of the Company is eligible to receive an option to purchase 5,000 shares of the Company's common stock on the effective date of the plan or on the date of commencement of service as a director. Options are exercisable in four equal, annual installments and expire five years from the date of grant. Options are granted at the fair market value at the date of grant. At April 30, 1999, there were 10,000 shares available for future grants under the plan.

The Company utilized treasury stock to satisfy the stock options exercised during fiscal years 1999, 1998, and 1997. Stock option activity and weighted average exercise price is summarized as follows:

                                           1999                1998                 1997
                                    Options    Price    Options     Price     Options   Price
---------------------------------------------------------------------------------------------
Outstanding at beginning of year    110,250    $ 4.48   151,375     $3.69     176,500   $3.49
Granted                              35,750     12.00    24,500      8.13      26,000    3.88
Canceled                               -          -     (16,750)     4.50     (51,000)   5.22
Exercised                           (21,500)     3.25   (48,875)     3.88        (125)   2.31
---------------------------------------------------------------------------------------------
Outstanding at end of year          124,500    $ 6.85   110,250     $4.48     151,375   $3.69
=============================================================================================
Exercisable at end of year           46,304    $ 4.34    43,625     $3.90      66,750   $4.06
=============================================================================================

The options outstanding and weighted average exercise price within the following price ranges at April 30, 1999 are as follows:

     Exercise price range                                   $2.31 - $3.25    $3.87 - $4.62    $8.13 - $12.00
     -------------------------------------------------------------------------------------------------------
     Options outstanding                                        22,750           43,500           58,250
     Weighted average exercise price                             $2.68            $4.13           $10.50
     Weighted average remaining contractual life (years)          6.1              6.0              8.9
     -------------------------------------------------------------------------------------------------------

The options exercisable and weighted average exercise price within the following price ranges at April 30, 1999 are as follows:

     Exercise price range                                   $2.31 - $3.25    $3.87 - $4.62    $8.13 - $12.00
     -------------------------------------------------------------------------------------------------------
     Options exercisable                                        11,425           29,250            5,629
     Weighted average exercise price                             $2.68            $4.26            $8.13
     -------------------------------------------------------------------------------------------------------

Fair Value Disclosures. The Company applies APB Opinion No. 25 and its related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation costs for these plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company's net earnings and net earnings per share for fiscal years 1999, 1998, and 1997 would have been reduced to the pro forma amounts indicated below:

                                                1999     1998     1997
          ------------------------------------------------------------
          Net earnings (in thousands)
          As reported                         $3,396   $2,563   $2,263
          Pro forma                            3,332    2,539    2,239
          ============================================================
          Net earnings per share - Basic
          As reported                         $ 1.40   $ 1.07   $ 0.96
          Pro forma                             1.37     1.06     0.95
          ============================================================
          Net earnings per share - Diluted
          As reported                         $ 1.38   $ 1.06   $ 0.95
          Pro forma                             1.35     1.05     0.94
          ============================================================

The estimated weighted average fair value of options granted under the Company's stock option plans was $5.91 in 1999, $3.96 in 1998, and $1.54 in 1997. The options were valued using the Black-Scholes option-pricing model with the following assumptions used for 1999, 1998, and 1997: dividend yield of 2.0%, 2.0%, and 4.0%; expected volatility of 52%, 49%, and 48%; risk-free interest of 5.20%, 6.27%, and 6.63%; and an expected life of 7.25 years.

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

The Company has a defined contribution plan covering substantially all salaried and hourly employees. The plan provides benefits to all employees who have attained age 21, completed six months of service, and who elect to participate. The Company makes matching contributions equal to 50% of the qualifying employee contribution, up to a maximum employer contribution of 2% of the participant's compensation. Contributions by the Company in fiscal years 1999, 1998, and 1997 were $213,000, $197,000, and $185,000, respectively.

The change in benefit obligations and the change in fair value of plan assets for the non-contributory defined pension plans for each of the years ended April 30 are summarized as follows:

          $ in thousands                                                        1999        1998
          ---------------------------------------------------------------------------------------
          CHANGE IN BENEFIT OBLIGATIONS
          Benefit obligations, beginning of year                              $6,924      $5,745
            Service cost                                                         340         254
            Interest cost                                                        512         451
            Actuarial loss                                                       270         739
            Actual benefits paid                                                (272)       (265)
          ---------------------------------------------------------------------------------------
          Benefit obligations, end of year                                    $7,774      $6,924
          =======================================================================================

          CHANGE IN PLAN ASSETS
            Fair value of plan assets, beginning of year                      $6,396      $5,179
            Actual return on plan assets                                          51       1,284
            Actual company contributions                                         832         198
            Actual benefits paid                                                (272)       (265)
          ---------------------------------------------------------------------------------------
          Fair value of plan assets, end of year                              $7,007      $6,396
          =======================================================================================

          FUNDED STATUS AND PREPAID (ACCRUED)
            Funded status of plans                                            $ (767)     $ (528)
            Unrecognized net transition obligation                               (32)        (64)
            Unrecognized prior service cost                                       95         107
            Unrecognized net loss                                                916         134
          ---------------------------------------------------------------------------------------
          Prepaid (accrued) pension cost                                      $  212      $ (351)
          =======================================================================================

          AMOUNTS RECOGNIZED IN THE STATEMENT OF
          FINANCIAL POSITION
          ---------------------------------------------------------------------------------------
          Prepaid (accrued) pension cost                                      $  212      $ (351)
          =======================================================================================

          WEIGHTED-AVERAGE ASSUMPTIONS
            Discount rate, end of year                                          7.25%       7.25%
            Expected return on plan assets                                      9.00%       9.00%
            Rate of compensation increase                                       5.00%       5.00%
          =======================================================================================

The components of the net periodic pension costs for each of the three years ended April 30 are as follows:

          NET PERIODIC PENSION COST                                  1999       1998        1997
          ---------------------------------------------------------------------------------------
            Service cost                                            $ 340      $ 254       $ 259
            Interest cost                                             512        451         412
            Expected return on plan assets                           (582)      (464)       (406)
            Amortization of transition asset                          (32)       (32)        (32)
            Amortization of prior service cost                         11         11          11
            Recognition of net loss                                    19         15          14
          ---------------------------------------------------------------------------------------
          Net periodic pension cost                                 $ 268      $ 235       $ 258
          =======================================================================================

Note 7 -- Commitments and Contingencies. The Company is involved in certain claims and legal proceedings in the normal course of business which management believes will not have a material adverse effect on the financial condition or results of operations of the Company.

The Company has entered into various operating lease agreements for machinery and equipment. Most leases provide the Company with certain early cancellation rights, as well as renewal and purchase options. Rent expense was $577,000, $556,000, and $421,000 in fiscal years 1999, 1998, and 1997, respectively.

Under the terms of these agreements, future minimum lease payments for the years ended April 30 are as follows:

          $ in thousands                                 Amount
          -----------------------------------------------------
          2000                                           $  596
          2001                                              361
          2002                                              190
          2003                                              171
          2004                                              158
          Thereafter                                         31
          -----------------------------------------------------
          Total minimum lease payments                   $1,507
          =====================================================

Note 8 -- Segment Information. The Company's operations are classified into two business segments: laboratory products and technical products. The laboratory products segment principally designs, manufactures, and installs steel and wood laboratory furniture, worksurfaces, and fume hoods. The technical products segment principally manufactures and sells technical furniture including workstations, workbenches, computer enclosures, and related accessories to support local area computer networks and for the storage and assembly of computers and light electronics. Sales to individual foreign countries did not exceed 1% of any segment sales.

Profits by business segment represent net revenues, less costs associated with goods sold and operating expenses. Intersegment transactions are recorded at normal profit margins with appropriate eliminations of intercompany profits. Portions of corporate expenses are included in each segment. Unallocated corporate expenses are included in the corporate column below. Corporate assets include LIFO inventory reserve, fixed assets, deferred tax assets, prepaid expenses, and cash surrender value of life insurance policies.

The following table shows net sales, profits, and other financial information by business segment for the fiscal years ended April 30, 1999, 1998, and 1997 (in thousands):

                                                    Laboratory   Technical
                                                     Products     Products      Corporate      Total
                                                    -------------------------------------------------
     Fiscal Year Ended April 30, 1999:
     ---------------------------------
     Revenues from external customers                  $67,633     $ 9,845       $    -       $77,478
     Intersegment revenues                                  -          424          (424)          -
     Depreciation                                        1,322         236             7        1,565
     Segment profit                                      5,239         567          (196)       5,610
     Segment assets                                     29,243       5,237         1,555       36,035
     Expenditures for segment fixed assets               3,524         154            -         3,678
     Net sales to customers in foreign countries         1,897       1,115            -         3,012

     Fiscal Year Ended April 30, 1998:
     ---------------------------------
     Revenues from external customers                  $62,598     $10,439       $    -       $73,037
     Intersegment revenues                                  -          782          (782)          -
     Depreciation                                        1,100         205             7        1,312
     Segment profit                                      3,696       1,315          (774)       4,237
     Segment assets                                     24,587       5,339         1,940       31,866
     Expenditures for segment fixed assets               1,261         259            -         1,520
     Net sales to customers in foreign countries           984       2,525            -         3,509

     Fiscal Year Ended April 30, 1997:
     ---------------------------------
     Revenues from external customers                  $53,671     $ 8,290       $    -       $61,961
     Intersegment revenues                                  -        1,057        (1,057)          -
     Depreciation                                        1,290         211            14        1,515
     Segment profit                                      1,873         978          (685)       2,166
     Segment assets                                     22,685       4,557          (243)      26,999
     Expenditures for segment fixed assets               1,047         109             7        1,163
     Net sales to customers in foreign countries         1,000         299            -         1,299

Revenues from one customer of the Company represented 12%, 13%, and 14% of the Company's total sales in fiscal years 1999, 1998, and 1997, respectively.

Report of Independent Accountants
================================================================================


To the Stockholders and Board of Directors of Kewaunee Scientific Corporation

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Kewaunee Scientific Corporation (the "Company") at April 30, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of the Company for the year ended April 30, 1997 were audited by other independent accountants whose report dated June 4, 1997 expressed an unqualified opinion on those statements.

PRICEWATERHOUSECOOPERS LLP
Charlotte, North Carolina
June 3, 1999


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

D. Michael Parker
Vice President, Finance
Chief Financial Officer

Summary of Selected Financial Data
================================================================================


Kewaunee Scientific Corporation

$ and shares in thousands,
except per share data                                        1999      1998       1997       1996       1995
-------------------------------------------------------------------------------------------------------------
Operating Statement Data:
Net sales                                                 $77,478   $73,037    $61,961    $57,559    $62,475
Costs of products sold                                     59,782    55,600     47,996     46,835     52,347
-------------------------------------------------------------------------------------------------------------
Gross profit                                               17,696    17,437     13,965     10,724     10,128
Operating expenses                                         12,315    13,096     11,496      9,827     10,901
-------------------------------------------------------------------------------------------------------------
Operating earnings (loss)                                   5,381     4,341      2,469        897       (773)
Other income, net                                             325        45         41        158        230
Interest expense                                              (96)     (149)      (344)      (694)      (554)
-------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                         5,610     4,237      2,166        361     (1,097)
Income tax expense (benefit)                                2,214     1,674        (97)         -          -
-------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                       $ 3,396   $ 2,563    $ 2,263    $   361    $(1,097)
=============================================================================================================
Weighted average shares outstanding
  Basic                                                     2,432     2,386      2,366      2,367      2,367
  Diluted                                                   2,464     2,423      2,391      2,372      2,367
=============================================================================================================
Per Share Data:
Net earnings (loss)
  Basic                                                   $  1.40   $  1.07    $  0.96    $  0.15    $ (0.46)
  Diluted                                                    1.38      1.06       0.95       0.15      (0.46)
Cash dividends                                               0.22      0.18       0.08          -          -
Year-end book value                                          9.04      7.89       7.01       6.13       5.98
=============================================================================================================
Balance Sheet Data:
Current assets                                            $21,831   $20,853    $16,465    $15,646    $18,430
Current liabilities                                        11,672    11,287      9,460     10,599     11,702
Net working capital                                        10,159     9,566      7,005      5,047      6,728
Net property, plant and equipment                          12,125    10,034      9,826     10,308     11,120
Total assets                                               36,035    31,866     26,991     26,504     30,074
Total borrowings/long-term debt                               939         -          -      2,648      5,445
Stockholders' equity                                       22,032    19,039     16,586     14,515     14,154
=============================================================================================================
Other Data:
Capital expenditures                                      $ 3,678   $ 1,520    $ 1,163    $   812    $   840
Year-end stockholders of record                               349       365        392        409        439
Year-end employees                                            643       619        560        499        575
=============================================================================================================

Quarterly Financial Data (unaudited)
===============================================================================

Selected quarterly financial data for fiscal years 1999 and 1998 were as follows:

$ in thousands,                       First      Second      Third      Fourth
 except per share data               Quarter    Quarter     Quarter     Quarter
---------------------------------------------------------------------------------
1999
Net sales                            $19,624    $19,253     $18,404     $20,197
Gross profit                           4,422      4,024       4,102       5,148
Net earnings                             766        605         635       1,390
Net earnings per share
 Basic                                  0.32       0.25        0.26        0.57
 Diluted                                0.31       0.25        0.26        0.56
Cash dividends per share                0.05       0.05        0.06        0.06
---------------------------------------------------------------------------------
1998
Net sales                            $17,662    $18,442     $17,333     $19,600
Gross profit                           4,138      3,953       4,343       5,003
Net earnings                             559        541         583         880
Net earnings per share
 Basic                                  0.24       0.23        0.24        0.37
 Diluted                                0.23       0.22        0.23        0.36
Cash dividends per share                0.04       0.04        0.05        0.05
---------------------------------------------------------------------------------


Range of Market Prices
================================================================================

Kewaunee's common stock is traded in the NASDAQ/Over-the-Counter Market, under the symbol KEQU. The following table sets forth the quarterly high and low prices reported on the NASDAQ National Market System.

                      First           Second          Third            Fourth
                     Quarter          Quarter        Quarter           Quarter
-------------------------------------------------------------------------------
1999
High                 14 1/2           13             13 1/4            11 1/8
Low                   9 3/4            9 1/2         10                 9
Close                11 7/16          12 3/4         11 3/8            10 1/8
-------------------------------------------------------------------------------
1998
High                  7 5/8           13 3/4         13                14 1/4
Low                   5                7 1/4          9                 9 1/8
Close                 7 1/4           12 1/4         10 1/2            12 5/8
-------------------------------------------------------------------------------

Corporate Information
=============================================================================

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

William A. Shumaker
 Executive Vice President and
 Chief Operating Officer

D. Michael Parker
 Vice President, Finance,
 Chief Financial Officer,
 Treasurer, Secretary

James J. Rossi
 Vice President, Human Resources

T. Ronald Gewin
 Vice President and General Manager
 Technical Products Group

Kurt P. Rindoks
 Vice President, Engineering and
 General Manager Resin Materials Division
 Laboratory Products Group

        [PHOTO OF CORPORATE EXECUTIVE OFFICERS]

Corporate Executive Officers (left to right):
James J. Rossi; William A. Shumaker;  Eli Manchester, Jr.;
D. Michael Parker; Kurt P. Rindoks; T. Ronald Gewin


Employment Opportunities

Individuals interested in employment with Kewaunee Scientific Corporation should contact the Vice President of Human Resources, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842. Employment opportunities are also listed on the Internet at http://www.kewaunee.com. Kewaunee Scientific Corporation is an equal opportunity employer.

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


Independent Accountants

PricewaterhouseCoopers LLP
Charlotte, NC

Notice of Annual Meeting

The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held in the 37th floor Annual Meeting Room at Harris Trust & Savings Bank, Chicago, IL on August 25, 1999 at 10:00 a.m. Central Daylight Time.

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

For more information on the Company's laboratory products, contact the Marketing Services Department in Statesville, North Carolina; telephone: 704-873-7202; on the Internet at http://www.kewaunee.com; e-mail: marketing@kewaunee.com.

For more information on the Company's technical products, contact the Company's Lockhart, Texas operations; telephone: 512-398-5292; on the Internet at http://www.kewaunee.com; e-mail: marketing@kewaunee.com.

Trademarks

Advantage, Alpha, BasikBench, Discover, Evolution, Explorer, Kemresin, Kemrock, Kemshield, Signature, Silhouette, Sturdilite, Supreme Air, TechStat, The Research Collection, Trademark, and Visionaire are registered trademarks of Kewaunee Scientific Corporation. FlexTech, and CFHS are pending trademarks of Kewaunee Scientific Corporation.

                                       [Superimposed Photo of
                                       Laboratory Workstation]

     [Background Photo of
     Laboratory Setting]








     [Superimposed Photo of
     Laboratory Workstation]















                                       [Superimposed Photo of
                                       Laboratory Workstation]