Form 10-K405, Exhibit 13
period 2000-04-30
KEWAUNEE SCIENTIFIC CORP /DE/
filed 2000-07-20
CIK 55529

                   [LOGO OF KEWAUNEE SCIENTIFIC CORPORATION]

Fume Hoods



Wood Cabinetry



Computer Enclosures                       World of



Steel Cabinetry                           [GRAPHIC]



Laboratory Furniture                      Merging
                                          Markets...


Worksurfaces



Mobile Carts



LAN Workstations



Modular Furniture                                             2000 ANNUAL REPORT

--------------------------------------------------------------------------------
CORPORATE PROFILE
--------------------------------------------------------------------------------

Kewaunee Scientific Corporation is a recognized leader in the design, manufacture, and installation of scientific and technical furniture. The Company's Corporate headquarters are located in Statesville, North Carolina. The manufacturing facilities located in Statesville, produce steel and wood laboratory furniture, fume hoods, network storage systems, and worksurfaces. The manufacturing facility located in Lockhart, Texas, produces technical furniture, including workstations, workbenches, computer enclosures, and related accessories, all to support local area computer networks and for the storage and assembly of computers and light electronics.

                             ...Flexibility is our Greatest Asset

                                   [GRAPHIC]

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
                                                 Kewaunee Scientific Corporation

$ in thousands, except per share data           2000         1999      Percent Change
-------------------------------------------------------------------------------------
Operating Data:

Net sales                                     $74,798       $77,478       -3.5
-------------------------------------------------------------------------------------
Gross profit                                  $17,083       $17,696       -3.5
-------------------------------------------------------------------------------------
Operating expenses                            $12,429       $12,315       +0.9
-------------------------------------------------------------------------------------
Operating earnings                            $ 4,654       $ 5,381      -13.5
-------------------------------------------------------------------------------------
Net earnings                                  $ 3,561       $ 3,396       +4.9
-------------------------------------------------------------------------------------
Net earnings per share
  Basic                                       $  1.45       $  1.40       +3.6
  Diluted                                     $  1.44       $  1.38       +4.3
-------------------------------------------------------------------------------------
Return on average equity                        15.1%         16.5%         --
-------------------------------------------------------------------------------------
Cash dividends per share                      $  0.26       $  0.22      +18.2
-------------------------------------------------------------------------------------



Year-End Data:

Net working capital                           $11,472       $10,159      +12.9
-------------------------------------------------------------------------------------
Total borrowings/long-term debt               $ 2,555       $   939     +172.1
-------------------------------------------------------------------------------------
Stockholders' equity                          $25,135       $22,032      +14.1
-------------------------------------------------------------------------------------
Book value per share                          $ 10.19       $  9.04      +12.7
-------------------------------------------------------------------------------------
Closing market price per share                $13.438       $10.125      +32.7
-------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------

        2       Letter to our Stockholders
        4       Markets/Products
        8       Forward Looking Statement Disclosure
        8       Management's Discussion and Analysis
       10       Financial Statements and Notes
       20       Reports of Independent Accountants and Management
       21       Summary of Selected Financial Data
       22       Quarterly Financial Data
       23       Corporate Information

--------------------------------------------------------------------------------
LETTER TO OUR STOCKHOLDERS
--------------------------------------------------------------------------------

We are delighted to provide to you our report on the Company for fiscal year 2000, as we completed our 94th year of business with record net earnings.

Net earnings for the year increased to $3,561,000, or $1.44 per diluted share, up 4.9% from net earnings of $3,396,000, or $1.38 per diluted share in the prior year. Earnings for the year benefited from strong sales of technical furniture products, increased sales of laboratory products to educational customers, and a lower effective tax rate. Tax credits, including credits earned in prior years, decreased our tax rate for the year and increased net earnings by $410,000, or $.17 per diluted share.

Sales for the year were $74,798,000, a decrease of 3.5% from sales of $77,478,000 in the prior year. Sales of technical furniture products surged 33.3% during the year to $13,120,000, as we experienced significant growth in sales of these products to the technology and internet markets. Sales of laboratory products decreased 8.8% to $61,678,000 during the year, as the industrial research market for laboratory products softened, particularly in the second half of the year, while sales to the educational market increased.

Capital investments during the year were $3.4 million, bringing our total expenditures for the past two years to $7.0 million. The continuing modernization of our Statesville factories during the year provided significant improvements in manufacturing efficiencies and product quality, as well as reducing manufacturing costs and increasing manufacturing capacity. These factors were very helpful in our winning several important orders during the fourth quarter and are allowing us to enter new markets of opportunity. The Company's unfilled sales order backlog increased to $31.5 million at year-end, up from $27.0 million at April 30, 1999.

We continue to concentrate on the introduction of new products. Several new technical furniture products introduced during the year, including an innovative network storage system for hardware components used by the internet and telecommunications markets, have been well received in the marketplace. We believe these products have the potential to favorably impact future earnings.

A new energy-efficient Dynamic Barrier fume hood introduced late in the year is enjoying good market acceptance. This fume hood requires over 70% less exhaust air volume than a traditional by-pass fume hood, providing significant savings to the customer on annual energy consumption.

The Company's financial strength continued to improve during the year. We finished the year with working capital of $11,472,000, up from $10,159,000 at the end of last year. Stockholders' equity increased during the year to $25,135,000 at year-end, resulting in a book value per share of $10.19. Our only borrowings at the end of the year were $2,555,000 in short-term debt.

                                    [PHOTO]

                 Corporate Executive Officers (left to right):
  James J. Rossi, Eli Manchester, Jr., D. Michael Parker, William A. Shumaker,
                                 Kurt P. Rindoks

Outlook
Kewaunee's prospects for the future are very encouraging. We are particularly excited about the potential for our technical products that serve the rapidly-expanding high tech and computer markets. To capitalize on these opportunities, we will continue to seek strategic relationships with customers and develop distribution channels that will best serve this marketplace.

We think the future will provide opportunities for growth in sales of laboratory casework, fume hoods, and worksurfaces. Demand for these products in the educational marketplace is expected to continue to increase, as projected rising student enrollments should continue to boost new school construction for many years. The industrial research market, including the biotechnology and pharmaceutical industries, continues to provide the largest opportunity for sales of our laboratory products, despite the current softness in this market.

Ongoing support and contributions of our associates, our dealers and direct sales representatives, our national stocking distributor of laboratory products
- VWR Scientific Products, and our stockholders are essential to our continued growth and success. To each and all of these groups, we are especially grateful.

Sincerely,

/s/ Eli Manchester, Jr.           /s/ William A. Shumaker

Eli Manchester, Jr.               William A. Shumaker
Chairman,                         President,
Chief Executive Officer           Chief Operating Officer

July, 2000

--------------------------------------------------------------------------------
LABORATORY PRODUCTS
--------------------------------------------------------------------------------

Kewaunee provides innovative products and services to highly respected clients in several major markets:

 . Pharmaceutical and Biotechnology
 . Industrial and Chemical
 . University and Secondary Education
 . Health Care and Government
 . International

Our extensive product offering is designed with flexibility to meet the sophisticated demands of any laboratory environment. Utilized individually or in combination, our casework and fume hood offerings are engineered specifically for strength, durability, and variety of function. Kewaunee sets the standard in providing products and services to meet the unique requirements of a diverse customer base.

                                   [GRAPHIC]

--------------------------------------------------------------------------------
Pharmaceutical and Biotechnology
--------------------------------------------------------------------------------

The backbone of the Pharmaceutical and Biotechnology industries is research and development. All of Kewaunee's standard product lines are specifically designed for these markets and include the Research Collection of steel casework; Alpha System of flexible furniture; Supreme Air fume hoods; and Kemresin and Kemresin Lite worksurfaces. In addition, our Signature Series wood casework is being increasingly specified in these industries, exemplifying a trend toward merging markets.

Kewaunee designs, engineers, and manufactures customized components for clients such as G.D. Searle, Abbott Laboratories, Merck, and Glaxo Wellcome. Our recently introduced, energy conservation Dynamic Barrier fume hood incorporates features that will be beneficial for the type of research these companies conduct.

                                   [GRAPHIC]

--------------------------------------------------------------------------------
Industrial and Chemical
--------------------------------------------------------------------------------

Air Products, Rohm & Haas, Estee Lauder, Eveready, Proctor & Gamble, and Westinghouse are a few of the major Industrial and Chemical clients who specify Kewaunee. These companies develop and manufacture products consumers use every day. Whether we are furnishing a single Alpha Mobile Cart or a two-story custom fume hood, Kewaunee offers optimum solutions. And, when the client specifies a renewable worksurface, our exclusive Kemresin Lite products can be provided without sacrificing acid resistance.

                                   [GRAPHIC]

--------------------------------------------------------------------------------
University and Secondary Education
--------------------------------------------------------------------------------

North to South, East to West, from the Ivy League of Yale, Princeton, and MIT , the prestigious Southern universities of Duke and Emory, the Midwest campuses of Illinois and Indiana to the West Coast powerhouses of Stanford, Cal Tech and UCLA, Kewaunee laboratory environments stimulate learning. Both the University and Secondary Education markets are experiencing a construction boom to support the rising student population, and the growing availability of R & D funding opportunities. These factors are driving a growth in Kewaunee's wood laboratory casework projects.

                                   [GRAPHIC]

--------------------------------------------------------------------------------
Health Care and Government
--------------------------------------------------------------------------------

The diverse group of clients who comprise the Health Care and Government markets ranges from hospitals, crime labs, museums, the military, wastewater treatment facilities, and even the U. S. Mint.

Many health care research facilities, including Fred Hutchinson Cancer Care Alliance and the National Cancer Institute, along with national medical centers such as Children's Hospital, Harvard Medical School Hospital, and The Lied Transplant Center, select Kewaunee for their major laboratory furniture purchases. FDA, EPA, DOE, the military, Smithsonian Institution, and NASA conduct research that demands the quality and safety features we build into every Kewaunee product.

                                   [GRAPHIC]

--------------------------------------------------------------------------------
International
--------------------------------------------------------------------------------

Kewaunee expanded its international presence in fiscal year 2000 through new representation in the United Arab Emirates and Brazil, along with the continued success of our joint venture dealership in Singapore. International clients include well known multi-national corporations such as Amoco, Exxon, 3M, Schering-Plough, Dupont, Siemens, Shell, and Witco. We also completed a multi-story laboratory project for the Singapore National Cancer Centre, which featured our flexible Alpha System and Kemresin Lite worksurfaces.

                                   [GRAPHIC]

--------------------------------------------------------------------------------
TECHNICAL PRODUCTS
--------------------------------------------------------------------------------

Kewaunee's technical products are sold to customers in the high tech and computer markets including:

  . Engineering and Ergonomics
  . High Tech Electronics R & D and Manufacturing
  . Computer Network and Internet Infrastructure
    (LAN/WAN/Internet)
  . Telecommunications Network Centers

Our flexibility for rapid product development is a core compatibility that allows customization of modular workstations and computer enclosures to meet exact customer needs.

                                   [GRAPHIC]

--------------------------------------------------------------------------------
Engineering and Ergonomics
--------------------------------------------------------------------------------

The products of the technology revolution, in many instances, are designed, engineered, and tested on the Sturdilite product line. The ample storage options, electrostatic dissipating capabilities, and high quality find favor in organizations such as Motorola, Hewlett-Packard, Lockheed Martin, NASA, FEMA, Westinghouse, and Siemens--customers who demand discriminating value. Within the high tech manufacturing sector, the Evolution line and new ADJUSTAbench combine with responsive lead times and attention to ergonomic issues. These appeal to customers such as Nokia, IBM, Boeing, GTE, Gateway, Mattel, Corning, and Panasonic/Matsushita.

--------------------------------------------------------------------------------
LAN/WAN/Internet
--------------------------------------------------------------------------------

In addition to creating productive solutions for the manufacturers of high tech equipment, Kewaunee also provides furniture, enclosures, and storage systems for the end users of that equipment.

The Evolution for LANs product line helps companies organize and create flexible storage solutions for the technology driving their business growth. Applications for this modular approach of supporting computer servers, network monitoring and switching componentry gives us a diverse customer base including Mellon USA Leasing, Excel Switching, Xerox, Gillette, Circuit City, and FedEx.

                                   [GRAPHIC]

--------------------------------------------------------------------------------
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

Certain statements in this annual report, including the Letter to Stockholders, narrative text, captions and Management's Discussion and Analysis of Financial Condition and Results of Operations, constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could significantly impact results or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, economic, competitive, governmental, and technological factors, affecting the Company's operations, markets, products, services, and prices. The cautionary statements made pursuant to the Reform Act herein and elsewhere by the Company should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company prior to the effective date of the Reform Act. The Company cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends," or the like to be uncertain and forward-looking.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Results of Operations

Sales for fiscal year 2000 were $74.8 million, down 3.5% from fiscal year 1999 sales of $77.5 million. Sales were adversely affected by a softer industrial research market for laboratory products. The impact of the lower sales in this market was partially offset by strong sales of technical furniture and increased sales of laboratory products to educational customers. Sales for fiscal year 1999 increased 6.1% from fiscal year 1998 sales of $73.0 million. The sales increase for the 1999 fiscal year resulted primarily from increased sales of laboratory products, partially offset by lower sales of technical furniture. The Company's unfilled sales order backlog increased to $31.5 million at April 30, 2000, up from $27.0 million at April 30, 1999, and $24.9 million at April 30, 1998.

Gross profit represented 22.8%, 22.8%, and 23.9% of sales in fiscal years 2000, 1999, and 1998, respectively. The gross profit margin in fiscal year 2000 was favorably affected by improved manufacturing efficiencies and reduced manufacturing costs at the Company's Statesville facility, as well as increased sales of technical furniture.

The impact of these factors was offset by lower sales volumes and a change in the product sales mix of laboratory products. As compared to fiscal year 1998, the gross profit margin in fiscal year 1999 was unfavorably affected by start-up costs associated with several new products, a weaker technical furniture marketplace, and a change in the overall product sales mix.

Operating expenses were $12.4 million, $12.3 million, and $13.1 million in fiscal years 2000, 1999, and 1998, respectively, and 16.6%, 15.9%, and 17.9% of sales, respectively. The modest increase in operating expenses in fiscal year 2000 was primarily attributable to inflationary factors. The decline in operating expenses in fiscal year 1999 resulted primarily from a reduction in sales commissions, and to a lesser extent, reductions in bad debt expense, legal costs, and other administrative costs.

Other income was $326,000, $325,000, and $45,000 in fiscal years 2000, 1999, and
1998, respectively. Other income in fiscal years 2000 and 1999 included income of $244,000 and $295,000, respectively, from collections associated with a litigation settlement with certain suppliers for overcharges in earlier years. Interest expense was $169,000, $96,000, and $149,000 in fiscal years 2000, 1999, and 1998, respectively. The change in interest expense for fiscal years 2000 and 1999 resulted primarily from changes in the levels of borrowings during each year.

The Company recorded income tax expense of $1.3 million, or 26.0% of pretax earnings, in fiscal year 2000, as compared to an effective tax rate of 39.5% in fiscal years 1999 and 1998. The fiscal year 2000 effective tax rate was reduced by federal and state tax credits for research and development activities, as well as state tax credits available for purchases of machinery and equipment. The Company recorded income tax expense of $2.2 million and $1.7 million in fiscal years 1999 and 1998, respectively.

Net earnings increased to $3.6 million, or $1.44 per diluted share, in fiscal year 2000, from $3.4 million, or $1.38 per diluted share, in fiscal year 1999. Net earnings were $2.6 million, or $1.06 per diluted share, in fiscal year 1998.

Liquidity and Capital Resources
The Company's principal sources of liquidity have been funds generated from operating activities, supplemented as needed by the Company's credit facility. The Company believes that these sources will be sufficient to support ongoing business levels, including capital expenditures.

Operating activities provided cash of $2.2 million, $1.3 million, and $3.4 million in fiscal years 2000, 1999, and 1998, respectively, primarily from earnings in each of these years. Working capital increased to $11.5 million at April 30, 2000, from $10.2 million at April 30, 1999, and the ratio of current assets to current liabilities increased to 2.0-to-1 at April 30, 2000 from 1.9-to-1 at April 30, 1999.

The Company has a credit facility with a bank that allows the Company to borrow up to $3 million under a two-year unsecured revolving credit component and up to $5 million under a seven-year equipment loan component. At April 30, 2000, advances of $2,555,000 were outstanding under the revolving credit loan. No advances were outstanding under the equipment loan component.

Capital expenditures of $3.4 million, $3.7 million, and $1.5 million in fiscal years 2000, 1999, and 1998, respectively, were primarily funded by cash provided by operating activities. Fiscal year 2001 capital expenditures are not expected to differ significantly from expenditures in the two previous years and are expected to be funded primarily by operating activities.

The Company paid cash dividends of $.26 per share, $.22 per share, and $.18 per share in fiscal years 2000, 1999, and 1998, respectively. In the third quarter of fiscal year 2000, the Company increased its quarterly cash dividend to seven cents per share from six cents per share. The Company expects to pay dividends in the future in line with the Company's actual and anticipated future operating results.

Year 2000
The Company did not experience any significant disruption to its operations related to computer system programming failures or errors, either internally or with its customers or vendors, associated with the year 2000 issue. The Company's expenditures related to Y2K compliance were less than $100,000 and were expensed as incurred.

Recent Accounting Standards
In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes new standards of accounting and reporting for derivative instruments and hedging activities. In June 1999 the FASB issued SFAS No. 137, which deferred the effective date of adoption of SFAS No. 133 to June 15, 2000. The Company will adopt SFAS No. 133 in the first fiscal quarter of 2001 and does not expect the adoption to have a material effect on its financial condition or results of operations.

--------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
Years Ended April 30                            Kewaunee Scientific Corporation


$ and shares in thousands, except per share data       2000           1999           1998
--------------------------------------------------------------------------------------------
Net sales                                            $ 74,798       $ 77,478       $ 73,037
Costs of products sold                                 57,715         59,782         55,600
--------------------------------------------------------------------------------------------
Gross profit                                           17,083         17,696         17,437
Operating expenses                                     12,429         12,315         13,096
--------------------------------------------------------------------------------------------
Operating earnings                                      4,654          5,381          4,341
Other income, net                                         326            325             45
Interest expense                                         (169)           (96)          (149)
--------------------------------------------------------------------------------------------
Earnings before income taxes                            4,811          5,610          4,237
Income tax expense                                      1,250          2,214          1,674
--------------------------------------------------------------------------------------------
Net earnings                                         $  3,561       $  3,396       $  2,563
--------------------------------------------------------------------------------------------
Net earnings per share
        Basic                                        $   1.45       $   1.40       $   1.07
        Diluted                                      $   1.44       $   1.38       $   1.06
--------------------------------------------------------------------------------------------
Weighted average number of
common shares outstanding
        Basic                                           2,456          2,432          2,386
        Diluted                                         2,478          2,464          2,423
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
Years Ended April 30                            Kewaunee Scientific Corporation

 $ in thousands,                            Common       Additional       Retained    Treasury   Total Stockholders'
 except per share data                       Stock     Paid-in Capital    Earnings      Stock          Equity
--------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1997                 $  6,550        $    116        $ 11,435   $ (1,515)        $ 16,586
Net Earnings                                    --              --           2,563         --            2,563
Cash dividends declared, $.18 per share         --              --            (430)        --             (430)
Stock options exercised, 48,875 shares          --              28              --        292              320
--------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1998                    6,550             144          13,568     (1,223)          19,039
--------------------------------------------------------------------------------------------------------------------
Net Earnings                                    --              --           3,396         --            3,396
Cash dividends declared, $.22 per share         --              --            (535)        --             (535)
Stock options exercised, 21,500 shares          --               4              --        128              132
--------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1999                    6,550             148          16,429     (1,095)          22,032
--------------------------------------------------------------------------------------------------------------------
Net earnings                                    --              --           3,561         --            3,561
Cash dividends declared, $.26 per share         --              --            (639)        --             (639)
Stock options exercised, 29,875 shares          --               6              --        178              184
Purchase of treasury stock, 300 shares          --              --              --         (3)              (3)
--------------------------------------------------------------------------------------------------------------------
Balance at April 30, 2000                 $  6,550        $    154        $ 19,351   $   (920)        $ 25,135
--------------------------------------------------------------------------------------------------------------------

       The accompanying Notes are an integral part of these Financial Statements

--------------------------------------------------------------------------------
BALANCE SHEETS
--------------------------------------------------------------------------------
April 30                                        Kewaunee Scientific Corporation

ASSETS  $ and shares in thousands, except per share data     2000         1999
--------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                  $     9      $     8
Receivables, less allowance
    $490 (2000); $387 (1999)                                17,993       17,231
Inventories                                                  3,499        2,940
Deferred income taxes                                        1,151        1,026
Prepaid expenses and other current assets                      380          626
--------------------------------------------------------------------------------
Total Current Assets                                        23,032       21,831
--------------------------------------------------------------------------------
Property, Plant and Equipment
Land                                                           109          109
Buildings and improvements                                  13,846       13,556
Machinery and equipment                                     19,287       16,637
--------------------------------------------------------------------------------
Property, plant and equipment                               33,242       30,302
Accumulated depreciation                                   (19,736)     (18,177)
--------------------------------------------------------------------------------
Net Property, Plant and Equipment                           13,506       12,125
--------------------------------------------------------------------------------
Other Assets                                                 2,778        2,079
--------------------------------------------------------------------------------
Total Assets                                              $ 39,316     $ 36,035
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
Current Liabilities
Short-term borrowings                                     $  2,555     $    939
Accounts payable                                             5,412        6,566
Employee compensation and amounts withheld                   1,352        1,973
Other accrued expenses                                       2,241        2,194
--------------------------------------------------------------------------------
Total Current Liabilities                                   11,560       11,672
--------------------------------------------------------------------------------
Deferred Income Taxes                                          944        1,074
Accrued Employee Benefit Plan Costs                          1,677        1,257
--------------------------------------------------------------------------------
Total Liabilities                                           14,181       14,003
--------------------------------------------------------------------------------
Commitments and Contingencies (Note 6)
Stockholders' Equity
Common stock, $2.50 par value
    Authorized-5,000 shares; Issued-2,620 shares             6,550        6,550
Additional paid-in-capital                                     154          148
Retained earnings                                           19,351       16,429
Common stock in treasury, at cost
    154 shares (2000); 184 (1999)                             (920)      (1,095)
--------------------------------------------------------------------------------
Total Stockholders' Equity                                  25,135       22,032
--------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                $ 39,316     $ 36,035
================================================================================
       The accompanying Notes are an integral part of these Financial Statements

--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Years Ended April 30                            Kewaunee Scientific Corporation

$ in thousands                                         2000        1999      1998
------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net earnings                                          $ 3,561    $ 3,396    $ 2,563
Adjustments to reconcile net earnings to net
 cash provided by operating activities:
    Depreciation                                        1,968      1,565      1,312
    Bad debt provision                                    123         16        301
    Deferred income tax expense (benefit)                (255)       479        316
    Increase in receivables                              (885)    (3,428)    (1,253)
    Decrease (increase) in inventories                   (559)       770     (1,764)
    (Decrease) increase in accounts payables
      and accrued expenses                             (1,728)      (554)     1,115
    Other, net                                            (30)      (903)       843
------------------------------------------------------------------------------------
Net cash provided by operating activities               2,195      1,341      3,433
------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Capital expenditures                                   (3,352)    (3,678)    (1,520)
------------------------------------------------------------------------------------
Net cash used in investing activities                  (3,352)    (3,678)    (1,520)
------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Dividends paid                                           (639)      (535)      (430)
Net increase in short-term borrowings                   1,616        939       --
Proceeds from exercise of stock options
  (including tax benefit)                                 184        132        320
Purchase of treasury stock                                 (3)      --         --
------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities     1,158        536       (110)
------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents            1     (1,801)     1,803
Cash and Cash Equivalents at Beginning of Year              8      1,809          6
------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year              $     9    $     8    $ 1,809
------------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information
    Interest paid                                     $   159    $    82    $   144
    Income taxes paid                                 $ 1,080    $ 2,321    $ 1,518
====================================================================================

       The accompanying Notes are an integral part of these Financial Statements

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1--Summary of Significant Accounting Policies

Kewaunee Scientific Corporation (the "Company") is a manufacturer of scientific and technical furniture, including wood and steel laboratory furniture, fume hoods, network storage systems, worksurfaces, workstations, workbenches, computer enclosures, and other related accessories. Sales are made through purchase orders and contracts submitted by customers, the Company's dealers and agents, a national distributor, and competitive bids submitted by the Company. The majority of the Company's products are sold to customers located in North America, primarily within the United States. The majority of the Company's products are used in chemistry, physics, biology, and other general science laboratories in the pharmaceutical, biotechnology, industrial, chemical, commercial, education, government, and health care markets.

Cash and Cash Equivalents Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Inventories Inventories are valued at the lower of cost or market. Cost has been determined using the last-in, first-out (LIFO) method for all inventories.

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined for financial reporting purposes, principally on the straight-line method over the estimated useful lives of the individual assets or, for leaseholds, over the terms of the related leases, if shorter. Straight-line and accelerated methods of depreciation have been used for income tax purposes. The lives, by category, generally are as follows: buildings and improvements, 10-40 years; leasehold improvements, 10 years; furniture, fixtures and office equipment, 3-5 years; computer equipment, 3-5 years; factory machinery and vehicles, 5-10 years. Management reviews the carrying value of property, plant and equipment for impairment whenever changes in circumstances or events indicate that such carrying value may not be recoverable.

Use of Estimates The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates impacting the accompanying financial statements relate to the allowance for uncollectible accounts receivable, inventory valuation, and pension liabilities.

Fair Value of Financial Instruments The Company's financial instruments include cash and cash equivalents, cash surrender value of life insurance policies, and short-term borrowings. Management believes the carrying value of these assets and liabilities approximate fair value.

Sales Recognition Product sales are generally recognized at the date of shipment or upon completion of the product, where customers have made purchases but have requested the Company to store the goods on the customer's behalf. Service revenue for installation of product sold is recognized as the work is performed. Accounts receivable includes retainage in the amounts of $1,971,000 and $2,025,000 at April 30, 2000 and April 30, 1999, respectively, on certain sales made under contractual agreements. Warranty costs are expensed as incurred.

Credit Concentration The Company's credit risk is generally not concentrated with any one customer or industry, although the Company does enter into large contracts with individual customers from time to time. The Company performs credit evaluations of its customers.

Income Taxes Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Advertising Costs The Company expenses advertising costs as incurred, including trade shows, training materials, sales samples, catalogs, and other related expenses. Advertising costs for the years ended April 30, 2000, 1999, and 1998 were $714,000, $913,000, and $812,000, respectively.

Earnings Per Share In fiscal year 1998, the Company adopted SFAS No. 128, "Earnings Per Share." Basic earnings per share is based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the assumed exercise and conversion of outstanding options under the Company's stock option plans, except when options have an antidilutive effect.

Reclassifications Certain prior year accounts have been reclassified to conform with current year presentation.

Recent Accounting Standards In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes new standards of accounting and reporting for derivative instruments and hedging activities. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date of adoption of SFAS No. 133 to June 15, 2000. The Company will adopt SFAS No. 133 in the first fiscal quarter of 2001, and does not expect the adoption to have a material effect on its financial condition or results of operations.

Note 2--Inventories

The Company's inventories at April 30 consisted of:

  $ in thousands                                           2000             1999
  ------------------------------------------------------------------------------
  Finished goods                                         $  673           $  594
  Work-in-process                                           932              911
  Materials and components                                1,894            1,435
  ------------------------------------------------------------------------------
  Total inventories                                      $3,499           $2,940
  ------------------------------------------------------------------------------

If inventories had been determined using the first-in, first-out (FIFO) method at April 30, 2000 and 1999, reported inventories would have been $2.2 million greater in each of these years.

Note 3--Credit Arrangements

In January 1999, the Company entered into a credit facility with a bank to borrow up to $3 million under a two-year unsecured revolving credit component and up to $5 million under a seven-year equipment loan component. All advances under the equipment loan component must be made during the first two years of the agreement and must be secured by qualifying machinery and equipment.

The Company provides monthly interest payments under both components of the facility calculated at the lower of (1) the LIBOR Market Index Rate plus 1.75%, or (2) the lender's Prime Rate minus .75%. The borrowing rate was 8.04% at April 30, 2000. Beginning in the third year of the equipment loan, monthly principal payments will be required in 60 equal installments. The equipment loan includes financial covenants with respect to the Company's tangible net worth, funds flow coverage, current ratio, and ratio of liabilities to tangible net worth.

At April 30, 2000, advances of $2,555,000 were outstanding under the revolving credit loan. No advances were outstanding under the equipment loan.

Note 4--Income Taxes

The income tax expense consisted of the following:

$ in thousands                                   2000         1999        1998
--------------------------------------------------------------------------------
Current tax expense:
    Federal                                    $ 1,320      $ 1,417     $ 1,047
    State and local                                185          318         311
--------------------------------------------------------------------------------
Total current tax expense                        1,505        1,735       1,358
--------------------------------------------------------------------------------
Deferred tax expense (benefit):
    Federal                                         42          395         327
    State and local                               (297)          84         (11)
--------------------------------------------------------------------------------
Total deferred tax expense (benefit)              (255)         479         316
--------------------------------------------------------------------------------
Net income tax expense                         $ 1,250      $ 2,214     $ 1,674
--------------------------------------------------------------------------------

The reasons for the differences between the above net income tax expense and the amounts computed by applying the statutory federal income tax rates to earnings before income taxes are as follows:

$ in thousands                                    2000         1999        1998
--------------------------------------------------------------------------------
Income tax expense at statutory rate            $ 1,636      $ 1,907     $ 1,441
State and local taxes, net of federal
 income tax benefit                                 221          266         198
Tax credits                                        (654)          --          --
Other                                                47           41          35
--------------------------------------------------------------------------------
Net income tax expense                          $ 1,250      $ 2,214     $ 1,674
--------------------------------------------------------------------------------

Significant items comprising the Company's deferred tax assets and liabilities as of April 30 were as follows:

$ in thousands                                              2000          1999
--------------------------------------------------------------------------------
Deferred tax assets:
  Accrued employee benefit expenses                       $   800       $   581
  Allowance for doubtful accounts                             208           168
  Inventory reserves and capitalized costs                    135           234
  Other                                                         8            43
--------------------------------------------------------------------------------
 Total deferred tax assets                                  1,151         1,026
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Book basis in excess of tax basis
    of property, plant and equipment                         (944)       (1,074)
--------------------------------------------------------------------------------
Total deferred tax liabilities                               (944)       (1,074)
--------------------------------------------------------------------------------
 Net deferred tax assets (liabilities)                    $   207       $   (48)
--------------------------------------------------------------------------------

Note 5--Stock Options

During fiscal year 1992, stockholders approved the 1991 Key Employee Stock Option Plan. During fiscal year 1997, stockholders approved an amendment to increase the number of shares available for options under the plan from 130,000 to 230,000. Options are granted at not less than the fair market value at the date of grant. Options are exercisable in such installments, for such terms (up to 10 years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 2000, there were 43,850 shares available for future grants under the plan.

During fiscal year 1994, the stockholders approved the 1993 Stock Option Plan for Directors. This plan allows the Company to grant options on 40,000 shares of the Company's common stock. Each non-employee director of the Company is eligible to receive an option to purchase 5,000 shares of the Company's common stock on the effective date of the plan or on the date of commencement of service as a director. Options are exercisable in four equal, annual installments and expire five years from the date of grant. Options are granted at the fair market value at the date of grant. At April 30, 2000, there were 10,000 shares available for future grants under the plan.

The Company utilized treasury stock to satisfy the stock options exercised during fiscal years 2000, 1999, and 1998. Stock option activity and weighted average exercise price is summarized as follows:

                                            2000                   1999                  1998
                                  --------------------------------------------------------------------
                                    Options       Price    Options       Price    Options      Price
------------------------------------------------------------------------------------------------------
Outstanding at beginning of year    124,500    $    6.85   110,250    $    4.48   151,375    $   3.69
Granted                              28,150        10.38    35,750        12.00    24,500        8.13
Canceled                             (7,000)       10.34        --           --   (16,750)       4.50
Exercised                           (29,875)        3.82   (21,500)        3.25   (48,875)       3.88
------------------------------------------------------------------------------------------------------
Outstanding at end of year          115,775    $    8.28   124,500    $    6.85   110,250    $   4.48
------------------------------------------------------------------------------------------------------
Exercisable at end of year           47,568    $    5.80    46,304    $    4.34    43,625    $   3.90
------------------------------------------------------------------------------------------------------

The options outstanding and weighted average exercise price within the following price ranges at April 30, 2000 are as follows:

Exercise price range                              $2.31 - $3.25   $3.87 - $4.62   $8.13 - $12.00
--------------------------------------------------------------------------------------------------
Options outstanding                                     8,625         30,250          76,900
Weighted average exercise price                         $2.66          $4.10          $10.55
Weighted average remaining contractual life (years)       5.1            5.0             8.5
--------------------------------------------------------------------------------------------------

The options exercisable and weighted average exercise price within the following price ranges at April 30, 2000 are as follows:


Exercise price range              $2.31 - $3.25   $3.87 - $4.62   $8.13 - $12.00
------------------------------------------------------------------------------------
Options exercisable                   8,625           23,750          15,193
Weighted average exercise price       $2.66            $4.16          $10.15
------------------------------------------------------------------------------------

Fair Value Disclosures The Company applies APB Opinion No. 25 and its related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation costs for these plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company's net earnings and net earnings per share for fiscal years 2000, 1999, and 1998 would have been reduced to the pro forma amounts indicated below:

                                           2000        1999        1998
------------------------------------------------------------------------
Net earnings (in thousands)
As reported                              $3,561      $3,396      $2,563
Pro forma                                 3,488       3,332       2,539
------------------------------------------------------------------------
Net earnings per share - Basic
As reported                              $ 1.45      $ 1.40      $ 1.07
Pro forma                                  1.42        1.37        1.06
------------------------------------------------------------------------
Net earnings per share - Diluted
As reported                              $ 1.44      $ 1.38      $ 1.06
Pro forma                                  1.41        1.35        1.05
------------------------------------------------------------------------

The estimated weighted average fair value of options granted under the Company's stock option plans was $4.74 in 2000, $5.91 in 1999, and $3.96 in 1998. The options were valued using the Black-Scholes option-pricing model with the following assumptions used for 2000, 1999, and 1998: dividend yield of 2.5%, 2.0%, and 2.0%; expected volatility of 49%, 52%, and 49%; risk-free interest of 5.81%, 5.20%, and 6.27%; and an expected life of 7.25 years.

Note 6--Commitments and Contingencies

The Company is involved in certain claims and legal proceedings in the normal course of business which management believes will not have a material adverse effect on the financial condition or results of operations of the Company.

The Company has entered into various operating lease agreements for machinery and equipment. Most leases provide the Company with certain early cancellation rights, as well as renewal and purchase options. Rent expense was $578,000, $577,000, and $556,000 in fiscal years 2000, 1999, and 1998, respectively.

Under the terms of these agreements, future minimum lease payments for the years ended April 30 are as follows:

$ in thousands                 Amount
--------------------------------------
2001                          $   491
2002                              322
2003                              287
2004                              274
2005                              132
Thereafter                        152
--------------------------------------
Total minimum lease payments   $1,658
--------------------------------------

Note 7--Retirement Benefits

The Company has non-contributory defined benefit pension plans covering substantially all salaried and hourly employees. The defined benefit plan for salaried employees provides pension benefits that are based on each employee's years of service and average annual compensation during the last 10 consecutive calendar years of employment. The benefit plan for hourly employees provides benefits at stated amounts based on years of service. The Company's funding policy is to make quarterly contributions to fund the plans during the participant's working lifetime, which have met ERISA's funding requirements. Plan assets consist primarily of mutual funds.

The Company has a defined contribution plan covering substantially all salaried and hourly employees. The plan provides benefits to all employees who have attained age 21, completed six months of service, and who elect to participate. The Company makes matching contributions equal to 50% of the qualifying employee contribution, up to a maximum employer contribution of 2% of the participant's compensation. Contributions by the Company in fiscal years 2000, 1999, and 1998 were $239,000, $213,000, and $197,000, respectively.

The change in benefit obligations and the change in fair value of plan assets for the non-contributory defined pension plans for each of the years ended April 30 are summarized as follows:

$ in thousands                                             2000          1999
-------------------------------------------------------------------------------
Change in Benefit Obligations
Benefit obligations, beginning of year                    $7,774        $6,924
Service cost                                                 349           340
Interest cost                                                558           512
Actuarial (gain) loss                                       (791)          270
Actual benefits paid                                        (305)         (272)
-------------------------------------------------------------------------------
Benefit obligations, end of year                          $7,585        $7,774
-------------------------------------------------------------------------------
Change in Plan Assets
Fair value of plan assets, beginning of year              $7,007        $6,396
Actual return on plan assets                                 258            51
Actual company contributions                                 124           832
Actual benefits paid                                        (305)         (272)
-------------------------------------------------------------------------------
Fair value of plan assets, end of year                    $7,084        $7,007
-------------------------------------------------------------------------------
Funded Status and Prepaid (Accrued)
Funded status of plans                                    $ (501)       $ (767)
Unrecognized net transition obligation                        --           (32)
Unrecognized prior service cost                               84            95
Unrecognized net loss                                        467           916
-------------------------------------------------------------------------------
Prepaid pension cost                                      $   50        $  212
-------------------------------------------------------------------------------
Amounts Recognized in the
Statement of Financial Position
-------------------------------------------------------------------------------
Prepaid pension cost                                      $   50        $  212
-------------------------------------------------------------------------------
Weighted-Average Assumptions
Discount rate, end of year                                 8.00%         7.25%
Expected return on plan assets                             9.00%         9.00%
Rate of compensation increase                              5.00%         5.00%
-------------------------------------------------------------------------------

The components of the net periodic pension costs for each of the three years ended April 30 are as follows:

Net Periodic Pension Cost                          2000     1999          1998
-------------------------------------------------------------------------------
Service cost                                       $349     $340          $254
Interest cost                                       558      512           451
Expected return on plan assets                     (623)    (582)         (464)
Amortization of transition asset                    (32)     (32)          (32)
Amortization of prior service cost                   11       11            11
Recognition of net loss                              24       19            15
-------------------------------------------------------------------------------
Net periodic pension cost                          $287     $268          $235
-------------------------------------------------------------------------------

Note 8--Segment Information

The Company's operations are classified into two business segments: laboratory products and technical products. The laboratory products segment principally designs, manufactures, and installs steel and wood laboratory furniture, worksurfaces, and fume hoods. The technical products segment principally manufactures and sells technical furniture including network storage systems, workstations, workbenches, computer enclosures, and related accessories. Sales to individual foreign countries did not exceed 2% of any segment sales.

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

The following table shows net sales, profits, and other financial information by business segment for the fiscal years ended April 30, 2000, 1999, and 1998:

                                            Laboratory  Technical
 $ in thousands                              Products   Products  Corporate     Total
---------------------------------------------------------------------------------------
Fiscal Year Ended April 30, 2000:
Revenues from external customers               $61,678   $13,120    $   --    $74,798
Intersegment revenues                               --       319      (319)        --
Depreciation                                     1,699       263         6      1,968
Segment profit                                   3,541     1,451      (181)     4,811
Segment assets                                  30,867     6,320     2,129     39,316
Expenditures for segment fixed assets            3,210       139         3      3,352
Net sales to customers in foreign countries      2,399       277        --      2,676
---------------------------------------------------------------------------------------
Fiscal Year Ended April 30, 1999:
Revenues from external customers               $67,633   $ 9,845    $   --    $77,478
Intersegment revenues                               --       424      (424)        --
Depreciation                                     1,322       236         7      1,565
Segment profit                                   5,239       567      (196)     5,610
Segment assets                                  29,243     5,237     1,555     36,035
Expenditures for segment fixed assets            3,524       154        --      3,678
Net sales to customers in foreign countries      1,897     1,115        --      3,012
---------------------------------------------------------------------------------------
Fiscal Year Ended April 30, 1998:
Revenues from external customers               $62,598   $10,439    $   --    $73,037
Intersegment revenues                               --       782      (782)        --
Depreciation                                     1,100       205         7      1,312
Segment profit                                   3,696     1,315      (774)     4,237
Segment assets                                  24,587     5,339     1,940     31,866
Expenditures for segment fixed assets            1,261       259        --      1,520
Net sales to customers in foreign countries        984     2,525        --      3,509
---------------------------------------------------------------------------------------

Revenues from one customer of the Company represented 11%, 12%, and 13% of the Company's total sales in fiscal years 2000, 1999, and 1998, respectively.

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

To the Stockholders and Board of Directors of Kewaunee Scientific Corporation

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Kewaunee Scientific Corporation (the "Company") at April 30, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP
Charlotte, North Carolina
May 31, 2000

--------------------------------------------------------------------------------
MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

D. Michael Parker
Vice President, Finance
Chief Financial Officer

--------------------------------------------------------------------------------
SUMMARY OF SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                 Kewaunee Scientific Corporation

$ and shares in thousands,
except per share data                    2000         1999       1998        1997       1996
------------------------------------------------------------------------------------------------
Operating Statement Data:
------------------------------------------------------------------------------------------------
Net sales                               $74,798     $77,478     $73,037     $61,961     $57,559
Costs of products sold                   57,715      59,782      55,600      47,996      46,835
------------------------------------------------------------------------------------------------
Gross profit                             17,083      17,696      17,437      13,965      10,724
Operating expenses                       12,429      12,315      13,096      11,496       9,827
------------------------------------------------------------------------------------------------
Operating earnings                        4,654       5,381       4,341       2,469         897
Other income, net                           326         325          45          41         158
Interest expense                           (169)        (96)       (149)       (344)       (694)
------------------------------------------------------------------------------------------------
Earnings before income taxes              4,811       5,610       4,237       2,166         361
Income tax expense (benefit)              1,250       2,214       1,674         (97)         --
Net earnings                            $ 3,561     $ 3,396     $ 2,563     $ 2,263     $   361
------------------------------------------------------------------------------------------------
Weighted average shares outstanding:
  Basic                                   2,456       2,432       2,386       2,366       2,367
  Diluted                                 2,478       2,464       2,423       2,391       2,372
------------------------------------------------------------------------------------------------
Per Share Data:
------------------------------------------------------------------------------------------------
Net earnings:
  Basic                                 $  1.45     $  1.40     $  1.07     $  0.96     $  0.15
  Diluted                                  1.44        1.38        1.06        0.95        0.15
Cash dividends                             0.26         .22        0.18        0.08          --
Year-end book value                       10.19        9.04        7.89        7.01        6.13
------------------------------------------------------------------------------------------------
Balance Sheet Data:
------------------------------------------------------------------------------------------------
Current assets                          $23,032     $21,831     $20,853     $16,465     $15,646
Current liabilities                      11,560      11,672      11,287       9,460      10,599
Net working capital                      11,472      10,159       9,566       7,005       5,047
Net property, plant and equipment        13,506      12,125      10,034       9,826      10,308
Total assets                             39,316      36,035      31,866      26,991      26,504
Total borrowings/long-term debt           2,555         939        --          --         2,648
Stockholders' equity                     25,135      22,032      19,039      16,586      14,515
------------------------------------------------------------------------------------------------
Other Data:
------------------------------------------------------------------------------------------------
Capital expenditures                    $ 3,352     $ 3,678     $ 1,520     $ 1,163     $   812
Year-end stockholders of record             334         349         365         392         409
Year-end employees                          606         643         619         560         499
------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

Selected quarterly financial data for fiscal years 2000 and 1999 were as follows:

$ in thousands,                  First       Second        Third        Fourth
except per share data           Quarter      Quarter      Quarter       Quarter
--------------------------------------------------------------------------------
2000
Net sales                        $20,065      $19,551      $16,945      $18,237
Gross profit                       4,630        4,345        4,177        3,931
Net earnings                         904          740          879        1,038
Net earnings per share
 Basic                              0.37         0.30         0.36         0.42
 Diluted                            0.37         0.30         0.35         0.42
Cash dividends per share            0.06         0.06         0.07         0.07
--------------------------------------------------------------------------------
1999
Net sales                        $19,624      $19,253      $18,404      $20,197
Gross profit                       4,422        4,024        4,102        5,148
Net earnings                         766          605          635        1,390
Net earnings per share
  Basic                             0.32         0.25         0.26         0.57
  Diluted                           0.31         0.25         0.26         0.56
Cash dividends per share            0.05         0.05         0.06         0.06
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
RANGE OF MARKET PRICES
--------------------------------------------------------------------------------

Kewaunee's common stock is traded in the NASDAQ/Over-the-Counter Market, under the symbol KEQU. The following table sets forth the quarterly high and low prices reported on the NASDAQ National Market System.

         First   Second   Third  Fourth
        Quarter  Quarter Quarter Quarter
-----------------------------------------
2000
High     10 5/8   11 1/2  10 1/8  13 3/4
Low      10 1/4   11 3/8  10 1/8  13 3/8
Close    10 5/8   11 3/8  10 1/8  13 7/16
-----------------------------------------
1999
High     14 1/2   13      13 1/4  11 1/8
Low       9 3/4    9 1/2  10       9
Close    11 7/16  12 3/4  11 3/8  10 1/8
-----------------------------------------

--------------------------------------------------------------------------------
CORPORATE INFORMATION
--------------------------------------------------------------------------------

Board of Directors
Margaret Barr Bruemmer (1)(2)(3)
  Attorney
  Milwaukee, WI

Wiley N. Caldwell (3)(4)
  Retired President
  W. W. Grainger, Inc.
  Kenilworth, IL

John C. Campbell, Jr. (1)(2)
  Private Consultant
  Arlington, TX

Kingman Douglass (2)(3)(4)
  Corporate Counselor
  Santa Barbara, CA

Eli Manchester, Jr. (1)(3)
  Chairman/CEO
  Kewaunee Scientific Corporation
  Statesville, NC

Thomas F. Pyle (3)(4)
  Chairman
  The Pyle Group, LLC
  Madison, WI

James T. Rhind (1)(4)
  Counsel to Bell, Boyd & Lloyd
  Attorneys
  Chicago, IL

William A. Shumaker (1)(3)
  President/COO
  Kewaunee Scientific Corporation
  Statesville, NC

(1) Executive Committee
(2) Audit Committee
(3) Financial/Planning Committee
(4) Compensation Committee

Executive Officers

Eli Manchester, Jr.
  Chairman,
  Chief Executive Officer

William A. Shumaker
  President,
  Chief Operating Officer

D. Michael Parker
  Vice President, Finance,
  Chief Financial Officer,
  Treasurer, Secretary

James J. Rossi
  Vice President, Human Resources

Kurt P. Rindoks
  Vice President, Engineering and
  General Manager Resin Materials Division
  Laboratory Products Group

Corporate Offices

2700 West Front Street
Statesville, NC 28677-2927
P.O. Box 1842, Statesville, NC 28687-1842
Telephone: 704-873-7202
Facsimile: 704-873-1275

Employment Opportunities

Individuals interested in employment with Kewaunee Scientific Corporation should contact the Vice President of Human Resources, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842. Employment opportunities are also listed on the Internet at http://www.kewaunee.com. Kewaunee Scientific Corporation is an equal opportunity employer.

[LOGO OF KEQU]

--------------------------------------------------------------------------------
STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------

Financial Information

The Company's Form 10-K financial report, filed annually with the Securities and Exchange Commission, may be obtained by stockholders without charge by writing the Secretary of the Company, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842.

Recent financial information is available on the Internet at http://www.kewaunee.com.

Independent Accountants

PricewaterhouseCoopers LLP
Charlotte, NC

Notice of Annual Meeting

The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held in the 37th floor Annual Meeting Room at Harris Trust & Savings Bank, Chicago, IL on August 23, 2000 at 10:00 a.m. Central Daylight Time.

Transfer Agent and Registrar

All stockholder inquiries, including transfer-related matters, should be directed to:
ChaseMellon Shareholder Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Telephone: 800-288-9541
Internet at http://www.chasemellon.com

--------------------------------------------------------------------------------
PRODUCT INFORMATION
--------------------------------------------------------------------------------

Kewaunee Scientific Corporation products are available through a network of sales representatives and a national stocking distributor.

For more information on the Company's laboratory products, contact the Marketing Services Department in Statesville, NC; telephone: 704-873-7202; on the Internet at http://www.kewaunee.com; e-mail: marketing@kewaunee.com.

For more information on the Company's technical products, contact the Customer Service Department in Lockhart, TX; telephone: 512-398-5292; on the Internet at http://www.kewaunee.com; e-mail: custsvc@kewaunee-tpg.com.

--------------------------------------------------------------------------------
TRADEMARKS
--------------------------------------------------------------------------------

Advantage, Alpha, BasikBench, CFHS, Discovery, Evolution, Explorer, FlexTech, Kemresin, Kemrock, Kemshield, Kewaunee, Signature, Silhouette, Sturdilite, Supreme Air, TechStat, The Research Collection, Trademark, and Visionaire are registered trademarks of Kewaunee Scientific Corporation. ADJUSTAbench is a pending trademark of Kewaunee Scientific Corporation.

                               [LOGO OF KEWAUNEE]

Copyright 2000                                           Printed in U.S.A. 7/00