Form 10-K405/A, Exhibit 13
period 2000-04-30
KEWAUNEE SCIENTIFIC CORP /DE/
filed 2000-08-09
CIK 55529

                                                                    Exhibit 13.1

     QUARTERLY FINANCIAL DATA (unaudited)

     Selected quarterly financial data for fiscal years 2000 and 1999 were as follows:

$ in thousands,                           First                 Second                Third                 Fourth
except per share data                    Quarter               Quarter               Quarter               Quarter
2000
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

                                  First                 Second                Third                 Fourth
                                 Quarter               Quarter               Quarter               Quarter
2000
High                              11 1/2                11 3/4                11 7/8                13 3/4
Low                                9 3/8                 9 1/4                    10                    10
Close                             10 5/8                11 3/8                10 1/8               13 7/16

1999
High                              14 1/2                    13                13 1/4                11 1/8
Low                                9 3/4                 9 1/2                    10                     9
Close                            11 7/16                12 3/4                11 3/8                10 1/8

page 22