Form 10-K405, Exhibit 13
period 2001-04-30
KEWAUNEE SCIENTIFIC CORP /DE/
filed 2001-07-20
CIK 55529

                    [KEWAUNEE Scientific Corporation Logo]


                               Annual Report 2001

                             [PICTURE APPEARS HERE]


        Fume Hoods            LAN Workstations            Modular Furniture

   Computer Enclosures         Wood Cabinetry            Laboratory Furniture

       Worksurfaces         Network Storage Racks          Steel Cabinetry


                       . . . . encouraging new discovery

                     [KEWAUNEE Scientific Corporation Logo]

                               Corporate Profile

Kewaunee Scientific Corporation is a recognized leader in the design, manufacture, and installation of scientific and technical furniture. The Company's Corporate headquarters are located in Statesville, North Carolina. The manufacturing facilities located in Statesville produce steel and wood laboratory furniture, fume hoods, network storage systems, and worksurfaces. The manufacturing facility located in Lockhart, Texas, produces technical furniture, including workstations, workbenches, computer enclosures, and related accessories, all to support local area computer networks and for the storage and assembly of computers and light electronics.

                             [PICTURES APPEAR HERE]

                              Financial Highlights

                                                                    KEWAUNEE SCIENTIFIC CORPORATION
 $ in thousands, except per share data                 2001              2000       Percent Change
--------------------------------------------------------------------------------------------------
 OPERATING DATA:
 Net sales                                         $   77,059         $   74,798          +3.0
----------------------------------------------------------------------------------------------
 Gross profit                                      $   14,516         $   17,083         -15.0
----------------------------------------------------------------------------------------------
 Operating expenses                                $   12,156         $   12,429          -2.2
----------------------------------------------------------------------------------------------
 Operating earnings                                $    2,360         $    4,654         -49.3
----------------------------------------------------------------------------------------------
 Net earnings                                      $    1,277         $    3,561         -64.1
----------------------------------------------------------------------------------------------
 Net earnings per share
  Basic                                            $     0.52         $     1.45         -64.1
  Diluted                                          $     0.51         $     1.44         -64.6
----------------------------------------------------------------------------------------------
 Return on average equity                                 5.0%              15.1%           --
----------------------------------------------------------------------------------------------
 Cash dividends per share                          $     0.28         $     0.26          +7.7
==============================================================================================

 YEAR-END DATA:
 Cash and cash equivalents                         $      488         $        9      +5,322.2
----------------------------------------------------------------------------------------------
 Net working capital                               $   14,685         $   11,472         +28.0
----------------------------------------------------------------------------------------------
 Total borrowings/long-term debt                   $    2,997         $    2,555         +17.3
----------------------------------------------------------------------------------------------
 Stockholders' equity                              $   25,761         $   25,135          +2.5
----------------------------------------------------------------------------------------------
 Book value per share                              $    10.42         $    10.19          +2.3
----------------------------------------------------------------------------------------------
 Closing market price per share                    $    8.650         $   13.438         -35.6
==============================================================================================

                               Table of Contents

2    Letter to our Stockholders                  20   Reports of Independent Accountants
4    Product Profiles                                  and Management
8    Forward-Looking Statement Disclosure        21   Summary of Selected Financial Data
8    Management's Discussion and Analysis        22   Quarterly Financial Data
10   Financial Statements and Notes              23   Corporate Information

                           Letter to our Stockholders

Fiscal year 2001 was an especially challenging year for Kewaunee, as it was for many businesses and investors.

Sales for the year were $77,059,000, an increase of 3.0% over sales of $74,798,000 in the prior year. Net earnings for the year were $1,277,000, or $.51 per diluted share, as compared to net earnings of $3,561,000, or $1.44 per diluted share, in the prior year.

Sales of laboratory products were relatively unchanged from the prior year, as lower sales to our industrial research customers were offset by increased demand from our educational customers. We entered the year in a soft industrial research market that had begun in the previous year. This market improved during our second quarter, before retreating further in the second half of the year. The slowing economy and political uncertainty prior to the resolution of the presidential election greatly reduced demand from our pharmaceutical customers, as they placed a number of significant projects on hold during this time.

Rising student enrollments and anticipated future student growth continued to fuel school construction and demand for our products. Despite the strength of this market, profit margins in this business, which are traditionally lower than those in the industrial research market, declined further during the year due to competitive pricing pressures.

Assisted by strong demand for our new network storage system products in the first half of the year, our technical products business achieved record sales and earnings for the year. This was accomplished despite a progressively weakening high-tech marketplace.

We made progress on a number of fronts during the year. One of our important goals for the year was to increase our sales order backlog. We were successful in increasing the backlog to $35.5 million at year end, up from $31.5 million at the end of the prior year. The sales backlog for laboratory products increased by $4.9 million, while the sales backlog for technical products declined by $900,000. The year was made more challenging as we experienced much higher energy costs and the continued escalation of healthcare costs.

Our new energy-efficient, Dynamic Barrier fume hood introduced late last year continues to be well received in the marketplace. Customers find this product appealing because of the energy saving and environmentally "green" features of its design. This fume hood requires over 70% less exhaust air volume than a traditional by-pass fume hood. Our new innovative network storage system for hardware components used by the Internet and telecommunications markets was also well accepted in the marketplace.

Our joint venture in Singapore, Kewaunee Labway Asia, had another successful year. One of the highlights of the year was being awarded a contract from General Electric to furnish our Dynamic Barrier fume hoods for the prestigious John F. Welch Technology Centre in Bangalore, India. Our successful completion of this project has provided us valuable recognition in the growing India research market.

We continued the modernization of our Statesville, North Carolina factories. Investments were made to upgrade our resin facility and related manufacturing processes, providing significant improvements in manufacturing efficiencies and reduced costs. This increased capacity now allows us to provide our unique Kemresin product with its superior gloss finish for all Kewaunee projects.

Thomas F. Pyle resigned in February 2001, due to conflicts in his business schedule, after serving as a Director of the Company since 1987. He made many valuable contributions to the Company during his tenure, and he will be missed. We are pleased to report that your Board has elected Silas Keehn to fill Mr. Pyle's seat. Mr. Keehn, a resident of Winnetka, Illinois, is retired President of the Federal Reserve Bank of Chicago.

                   [Corporate Officers Picture Appears Here]

                      Corporate Officers (left to right):
               (Seated) Eli Manchester, Jr., William A. Shumaker
   (Standing) D. Michael Parker, Roger L. Eggena, James J. Rossi, Kenneth E.
                            Sparks, Kurt P. Rindoks

OUTLOOK

We are optimistic about Kewaunee's long-term success and profitability.

The industrial research market, which has been soft for the past several years, has recently shown signs of improvement, with pharmaceutical and chemical companies moving forward on projects previously placed on hold. The future for this market looks bright, as pharmaceutical companies are expected to increase capital spending to fund new projects for research and development to meet the needs of an aging population. School construction spending is expected to remain strong for many years. We have developed several strategies and initiated a number of actions to improve our profit margins and increase our market share in this growth market.

Although the market for our technical products is expected to remain weak until capital spending by high-tech companies improves, we feel we are well positioned to take advantage of the growth projected in this area when the market rebounds. We have recently introduced a new computer enclosure cabinet line, a superior slotted-post workstation for component assembly, and a cost-effective TekRak storage system for computer servers. We believe these new products should contribute to our success next year.

In closing, we would like to thank our stockholders; our associates; our dealers and direct sales representatives; and our national stocking distributor of laboratory products, VWR International, for your continued support and contributions.

Sincerely,

/s/ Eli Manchester, Jr.                 /s/ William A. Shumaker
------------------------------          ------------------------------
Eli Manchester, Jr.                     William A. Shumaker President,
Chairman of the Board                   Chief Executive Officer

July 2001

                              Laboratory Products

"Kewaunee Engineers Solutions"

[Picture Appears Here]

2001 PITTSBURGH CONFERENCE -
Kewaunee displays at the largest exhibition for scientific advancement in the United States

With innovative products and services, Kewaunee's Laboratory Products Group serves the needs of diverse markets, including:

 .  Pharmaceutical & Biotechnology
 .  Chemical & Industrial
 .  International
 .  Government
 .  Health Care
 .  University & Secondary School


Each of these unique laboratory environments requires sophisticated product solutions, design and engineering expertise, and a timely installation. "Kewaunee engineers solutions" by creatively utilizing our Casework Systems, Fume Hoods, and Worksurfaces.

At the 2001 Pittsburgh Conference, R & D Magazine recognized two Kewaunee projects in their 2001 Lab of the Year Awards. In the renovation category, the University of Washington Rosen Building in Seattle took the top award. The Pharmacia project in Skokie, Illinois received honorable mention in the new construction category. These projects epitomize current trends in modern laboratory design and reflect how unique applications of Kewaunee products met the individual requirements of both clients.

Casework Systems

[Picture Appears Here]

PHARMACIA - Alpha System and carts with Discovery casework in light neutral and driftwood

CTL, INC. - Alpha System, Trademark casework in light neutral and dutch blue; Supreme Air fume hoods

Research needs are changing very rapidly, requiring flexible laboratory furniture. Architects, lab designers, and facility engineers, along with the ultimate users, are all part of the dynamic process of designing laboratories for current and future needs. Kewaunee meets this challenge with a comprehensive offering of high quality products and a sales organization fully prepared to guide our customers through the design and product selection process.

Our Alpha System of reconfigurable casework, mobile carts, and workstations incorporates innovative approaches for plumbing, electrical, and data needs of the modern laboratory. The Research Collection of steel casework features five distinctive design styles. Signature Series wood casework is available in oak or maple and offers four design style options.

Fume Hoods

[Picture Appears Here]

PHARMACORE, INC. - Dynamic Barrier fume hoods, light neutral Contour casework and black Kemresin tops

UNIVERSITY OF WASHINGTON - Supreme Air fume hoods, maple Style 5 casework and Kemresin tops

In today's laboratory construction, the fume hood is a very sophisticated piece of equipment. Fume hoods integrate with all of the major building systems: ventilation, plumbing, and electrical. With the high cost of energy and a national focus on environmental issues, energy conservation in the lab is an important design challenge. Kewaunee's Dynamic Barrier fume hood leads the way in energy conservation with a 70% savings over traditional fume hoods.

Our Supreme Air Series fume hoods are comprised of a variety of models and comprehensive option packages, enabling a hood to be tailored to the specific application needs of any laboratory.

Worksurfaces

[Picture Appears Here]

SHERANDO HIGH SCHOOL - Black Kemresin tops and Silhouette oak casework, fawn finish

CONSTRUCTION TECHNOLOGY LABORATORIES, INC. - Kemresin Lite tops and Trademark casework in light neutral and dutch blue

The durability required for worksurfaces is unique at every facility. Whether it is to withstand student experimentation found in an educational institution, or the harsh chemical usage in industrial environments, our high-gloss Kemresin tops meet the challenge.

Kemresin and Kemresin Lite work tops are manufactured exclusively by Kewaunee. Each top is custom made and installed according to configurations and applications required for each assembly. These worksurfaces have excellent resistance to acids, alkalies, and solvents throughout, and feature an ultra smooth, non-porous surface.

                              Technical Furniture

"Ingenuity @ Work"

[Picture Appears Here]

Evolution storage, shelving, lighting, and utilities can be configured for many applications

The flexibility of Evolution for LANs provides for efficient management of equipment in computer intensive environments

The Technical Furniture Group serves a diverse and rapidly changing high-tech marketplace. "Ingenuity @ Work" aptly describes our ability to serve the needs of many markets, including:

 .  High-Tech Electronic Research and Development
 .  High-Tech Electronics Manufacturing
 . Computer and Data Network Centers (LAN/WAN/Broadband/Internet) . Telecommunications Network Centers
 .  Engineering and Ergonomic Environments

Our product development and manufacturing capabilities allow for effective utilization and customization of our modular product lines. We can readily react to these evolving technologies and markets.

Panja Inc. is one of the many customers who has benefited from our ingenious solutions that address the requirements of technically sophisticated facilities. We designed dual-purpose workstations in a vertical configuration, which allows for increased productivity with less floor space.

Pedestal Based Systems

[Picture Appears Here]

The Peter Kiewit Institute at the University of Nebraska, Omaha chose Sturdilite to meet their various needs

Sturdilite technical workstations combine functionality and durability. EDS control options add to their versatility

Designing, engineering, creating, and testing the sophisticated electronics that are essential to today's high-tech business and consumer oriented products require robust and technically advanced work areas. The time-proven durability and quality offered by the Sturdilite product line meet the needs of equipment intensive environments that require a variety of storage options. In many applications, the electro-static discharge (ESD) capabilities of our furniture are integral to creating successful work environments. Our products meet the stringent national standards for ESD control.

The ability to modify our product to meet a customer's specific requirements is often employed to accommodate varied electrical power needs at the same workstation. We can customize placement of data ports to optimize the networking capabilities of sophisticated equipment. Importantly, as technology changes and increases, we help customers maximize their productivity and ergonomics within virtually any working environment.

Modular Systems

[Picture Appears Here]

PANJA INC. - Evolution workstations provide a unique answer to cable management

Evolution's modular flexibility is ideal for arranging power outlets, cable raceways, storage provisions, and overhead lighting

Requirements for rapid mobilization or reconfiguration within engineering, testing, and production lead customers to the new slotted-post workstation product line or the highly adaptable Evolution product line.

The modular nature of these products provides a flexible approach to creating ideal working environments because they can accommodate a wide host of options and accessories from workstation to workstation. When the application calls for sophisticated designs to interface with robotic automation and automated conveyors, our sales and engineering staff team up with project managers, production engineers, contractors, other equipment providers, and the ultimate users to meet their needs.

Enclosures

[Picture Appears Here]

The enclosure offering includes options such as double doors for co-location data centers, easy-to-open side panels, cooling fans, and comprehensive wire management

The power of Kewaunee ingenuity is very apparent to those involved in creating and maintaining the rapidly growing data network infrastructure. Our 300 Series and 500 Series enclosure cabinets incorporate best-of-class features that provide extraordinary flexibility in organizing storage solutions for technology. The Evolution for LANs enclosure provides an air-cooled, contamination-free, secured housing for confidential computer files.

When open racking is the desired approach to housing servers and networking equipment, Kewaunee's Network Storage Rack System offers unparalleled installation advantages and built-in seismic qualities to protect vital network equipment.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report, including the Letter to Stockholders, narrative text, captions and Management's Discussion and Analysis of Financial Condition and Results of Operations, constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could significantly impact results or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, economic, competitive, governmental, and technological factors, affecting the Company's operations, markets, products, services, and prices. The cautionary statements made pursuant to the Reform Act herein and elsewhere by the Company should not be construed as exhaustive. The Company cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends," or the like to be uncertain and forward-looking.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Sales for fiscal year 2001 were $77.1 million, up 3.0% from fiscal year 2000 sales of $74.8 million. Sales of laboratory products were relatively unchanged from the prior year, as sales were adversely impacted when industrial research customers rescheduled delivery dates beyond the current year for a number of large orders due to construction delays. The Company experienced record sales during the year for its technical products, as demand for these, including the new network storage system products, was particularly strong in the first half of the year. The slowdown in spending in the high-tech industry significantly reduced demand for the Company's technical products late in the year.

Sales for fiscal year 2000 decreased 3.5% from fiscal year 1999 sales of $77.5 million. The sales decrease for the 2000 fiscal year resulted from a softer research market for laboratory products, partially offset by strong sales of technical furniture products and increased sales of laboratory products to educational customers. The Company's unfilled sales order backlog increased to $35.5 million at April 30, 2001, up from $31.5 million at April 30, 2000, and $27.0 million at April 30, 1999.

Gross profit represented 18.8%, 22.8%, and 22.8% of sales in fiscal years 2001, 2000, and 1999, respectively. The gross profit margin in fiscal year 2001 was adversely affected by lower selling prices of laboratory products and an unfavorable sales mix between higher margin industrial research projects and lower margin educational projects. Prices in the educational laboratory market declined further during the year, as companies pursued this business to offset the impact of the continuing weakness in the industrial research market. Margins for the year were also impacted by higher energy costs and the continued escalation of healthcare costs. As compared to fiscal year 1999, the gross profit margin in fiscal year 2000 was favorably affected by improved manufacturing efficiencies and reduced manufacturing costs at the Company's Statesville, North Carolina facility, as well as increased sales of technical products. The impact of these factors was offset by lower sales volumes and a change in the product sales mix of laboratory products.

Operating expenses were $12.2 million, $12.4 million, and $12.3 million in fiscal years 2001, 2000, and 1999, respectively, and 15.8%, 16.6%, and 15.9% of sales, respectively. In fiscal year 2001, the decline in operating expenses resulted primarily from the impact of cost reduction activities implemented during the year. The modest increase in operating expenses in fiscal year 2000 was primarily attributable to inflationary factors.

Other expense and income was an expense of $276,000 in fiscal year 2001, compared to income of $326,000 and $325,000 in fiscal years 2000 and 1999, respectively. Other expense in fiscal year 2001 included a charge of $391,000 associated with a resolution of a dispute between the Company and a general contractor on a construction project completed in 1990. Other income in fiscal years 2000 and 1999 included income of $244,000 and $295,000, respectively, from collections associated with a litigation settlement with certain suppliers for overcharges in earlier years. Interest expense was $246,000, $169,000, and $96,000 in fiscal years 2001, 2000, and 1999, respectively. The change in interest expense for fiscal years 2001, 2000, and 1999 resulted primarily from changes in the levels of borrowings during each year.

The Company recorded income tax expense of $561,000 in fiscal year 2001, as compared to income tax expense of $1.3 million and $2.2 million in fiscal years 2000 and 1999, respectively. The effective rate was 30.5%, 26.0%, and 39.5% of pretax earnings in fiscal years 2001, 2000, and 1999, respectively. The fiscal years 2001 and 2000 effective tax rates were reduced by federal and state tax credits for research and development activities, as well as state tax credits available for purchases of machinery and equipment. Net earnings decreased to $1.3 million, or $0.51 per diluted share, in fiscal year 2001, from $3.6 million, or $1.44 per diluted share, in fiscal year 2000. Net earnings were $3.4 million, or $1.38 per diluted share, in fiscal year 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity have been funds generated from operating activities, supplemented as needed by the Company's credit facility. The Company believes that these sources will be sufficient to support ongoing business levels, including capital expenditures.

Operating activities provided cash of $2.4 million, $2.2 million, and $1.3 million in fiscal years 2001, 2000, and 1999, respectively, primarily from earnings in each of these years. Working capital increased to $14.7 million at April 30, 2001, from $11.5 million at April 30, 2000, and the ratio of current assets to current liabilities increased to 2.5-to-1 at April 30, 2001 from 2.0-to-1 at April 30, 2000.

At April 30, 2001, the Company had no advances outstanding under its $6 million revolving credit loan.

Capital expenditures of $1.7 million, $3.4 million, and $3.7 million in fiscal years 2001, 2000, and 1999, respectively, were funded by cash provided by operating activities and $3.1 million borrowed in February 2001 under a 5-year bank note. Fiscal year 2002 capital expenditures are not expected to differ significantly from expenditures in fiscal year 2001 and are expected to be funded primarily by operating activities.

The Company paid cash dividends of $.28 per share, $.26 per share, and $.22 per share in fiscal years 2001, 2000, and 1999, respectively. In the third quarter of fiscal year 2000, the Company increased its quarterly cash dividend to seven cents per share from six cents per share. The Company expects to pay dividends in the future in line with the Company's actual and anticipated future operating results.

RECENT ACCOUNTING STANDARDS

In fiscal year 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established new standards of accounting and reporting for derivative instruments and hedging activities. The adoption of SFAS No. 133 had no significant effect on the Company's financial condition or results of operations. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its current revenue recognition policies comply with SAB 101.

                            STATEMENTS OF OPERATIONS

YEARS ENDED APRIL 30                                                KEWAUNEE SCIENTIFIC CORPORATION

$ and shares in thousands, except share amounts                    2001          2000          1999
-----------------------------------------------------------------------------------------------------
Net sales                                                       $ 77,059      $ 74,798       $ 77,478
Costs of products sold                                            62,543        57,715         59,782
-----------------------------------------------------------------------------------------------------
Gross profit                                                      14,516        17,083         17,696
Operating expenses                                                12,156        12,429         12,315
-----------------------------------------------------------------------------------------------------
Operating earnings                                                 2,360         4,654          5,381
Other (expense) income                                              (276)          326            325
Interest expense                                                    (246)         (169)           (96)
-----------------------------------------------------------------------------------------------------
Earnings before income taxes                                       1,838         4,811          5,610
Income tax expense                                                   561         1,250          2,214
-----------------------------------------------------------------------------------------------------
Net earnings                                                    $  1,277      $  3,561       $  3,396
=====================================================================================================
Net earnings per share
  Basic                                                         $   0.52      $   1.45       $   1.40
  Diluted                                                       $   0.51      $   1.44       $   1.38
=====================================================================================================
Weighted average number of common shares outstanding
  Basic                                                            2,467         2,456          2,432
  Diluted                                                          2,490         2,478          2,464
=====================================================================================================

                       STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED APRIL 30                                                   KEWAUNEE SCIENTIFIC CORPORATION

                                                              Additional
$ in thousands,                                    Common      Paid-in     Retained      Treasury    Total Stockholders'
except share amounts                               Stock       Capital     Earnings        Stock           Equity
-----------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1998                          $6,550       $144       $13,568       $(1,223)         $19,039
Net Earnings                                           --         --         3,396            --            3,396
Cash dividends declared, $.22 per share                --         --          (535)           --             (535)
Stock options exercised, 21,500 shares                 --          4            --           128              132
-----------------------------------------------------------------------------------------------------------------
Balance at April 30, 1999                           6,550        148        16,429        (1,095)          22,032
=================================================================================================================
Net Earnings                                           --         --         3,561            --            3,561
Cash dividends declared, $.26 per share                --         --          (639)           --             (639)
Stock options exercised, 29,875 shares                 --          6            --           178              184
Purchase of treasury stock, 300 shares                 --         --            --            (3)              (3)
-----------------------------------------------------------------------------------------------------------------
Balance at April 30, 2000                           6,550        154        19,351          (920)          25,135
=================================================================================================================
Net earnings                                           --         --         1,277            --            1,277
Cash dividends declared, $.28 per share                --         --          (690)           --             (690)
Stock options exercised, 7,501 shares                  --         (4)           --            44               40
Purchase of treasury stock, 130 shares                 --         --            --            (1)              (1)
-----------------------------------------------------------------------------------------------------------------
Balance at April 30, 2001                          $6,550       $150       $19,938       $  (877)         $25,761
=================================================================================================================

   The accompanying Notes are an integral part of these Financial Statements

                                 BALANCE SHEETS

APRIL 30                                                            KEWAUNEE SCIENTIFIC CORPORATION
 ASSETS $ and shares in thousands, except share amounts                     2001         2000
----------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                               $      488    $       9
Receivables, less allowance $389 (2001); $490 (2000)                        17,629       17,993
Inventories                                                                  4,370        3,499
Deferred income taxes                                                          915        1,151
Prepaid income taxes                                                           758           --
Prepaid expenses and other current assets                                      498          380
-----------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                        24,658       23,032
-----------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Land                                                                            98          109
Buildings and improvements                                                  13,857       13,846
Machinery and equipment                                                     20,789       19,287
-----------------------------------------------------------------------------------------------
Property, plant and equipment                                               34,744       33,242
Accumulated depreciation                                                   (21,825)     (19,736)
-----------------------------------------------------------------------------------------------
NET PROPERTY, PLANT AND EQUIPMENT                                           12,919       13,506
-----------------------------------------------------------------------------------------------
OTHER ASSETS                                                                 3,292        2,778
-----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $   40,869    $  39,316
===============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Short-term borrowings                                                   $       --    $   2,555
Current portion of long-term debt                                              620           --
Accounts payable                                                             5,334        5,412
Employee compensation and amounts withheld                                   1,446        1,352
Deferred revenue                                                             1,024          508
Other accrued expenses                                                       1,549        1,733
-----------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                    9,973       11,560
-----------------------------------------------------------------------------------------------
LONG TERM DEBT                                                               2,377           --
DEFERRED INCOME TAXES                                                        1,063          944
ACCRUED EMPLOYEE BENEFIT PLAN COSTS                                          1,695        1,677
-----------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                           15,108       14,181
-----------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 6)
STOCKHOLDERS' EQUITY
Common stock, $2.50 par value
  Authorized-5,000 shares; Issued-2,620 shares                               6,550        6,550
Additional paid-in-capital                                                     150          154
Retained earnings                                                           19,938       19,351
Common stock in treasury, at cost
  147 shares (2001); 154 (2000)                                               (877)        (920)
-----------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                  25,761       25,135
-----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $   40,869    $  39,316
===============================================================================================

   The accompanying Notes are an integral part of these Financial Statements

                            STATEMENTS OF CASH FLOWS

YEARS ENDED APRIL 30                                            KEWAUNEE SCIENTIFIC CORPORATION

$ in thousands                                                      2001       2000      1999
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                     $  1,277    $ 3,561    $ 3,396
Adjustments to reconcile net earnings to net
 cash provided by operating activities:
  Depreciation                                                      2,168      1,968      1,565
  Bad debt provision                                                  144        123         16
  Deferred income tax expense (benefit)                               355       (255)       479
  Increase in prepaid income taxes                                   (758)        --         --
  Decrease (increase) in receivables                                  220       (885)    (3,428)
  (Increase) decrease in inventories                                 (871)      (559)       770
  Decrease in accounts payables
    and accrued expenses                                             (168)    (1,728)      (554)
  Other, net                                                           (1)       (30)      (903)
-----------------------------------------------------------------------------------------------
Net cash provided by operating activities                           2,366      2,195      1,341
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                               (1,678)    (3,352)    (3,678)
-----------------------------------------------------------------------------------------------
Net cash used in investing activities                              (1,678)    (3,352)    (3,678)
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                                       (690)      (639)      (535)
Net (decrease) increase in short-term borrowings                   (2,555)     1,616        939
Proceeds from long-term debt                                        3,100         --         --
Payments on long-term debt                                           (103)        --         --
Proceeds from exercise of stock options
  (including tax benefit)                                              40        184        132
Purchase of treasury stock                                             (1)        (3)        --
-----------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                  (209)     1,158        536
-----------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      479          1     (1,801)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                          9          8      1,809
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                          $   488   $      9    $     8
===============================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Interest paid                                                   $   266   $    159    $    82
  Income taxes paid                                               $ 1,196   $  1,080    $ 2,321
===============================================================================================

   The accompanying Notes are an integral part of these Financial Statements

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kewaunee Scientific Corporation (the "Company") is a manufacturer of scientific and technical furniture, including wood and steel laboratory furniture, fume hoods, network storage systems, worksurfaces, workstations, workbenches, computer enclosures, and other related accessories. Sales are made through purchase orders and contracts submitted by customers, the Company's dealers and agents, a national distributor, and competitive bids submitted by the Company. The majority of the Company's products are sold to customers located in North America, primarily within the United States. The Company's laboratory products are used in chemistry, physics, biology, and other general science laboratories in the pharmaceutical, biotechnology, industrial, chemical, commercial, education, government, and health care markets. Technical products are used in manufacturing facilities of computers and light electronics and by users of computer and networking furniture.

Cash and Cash Equivalents   Cash and cash equivalents consist of cash on hand
and highly liquid investments with original maturities of three months or less.

Inventories   Inventories are valued at the lower of cost or market. Cost has been determined using the last-in, first-out (LIFO) method for all inventories.

Property, Plant and Equipment   Property, plant and equipment are stated at cost
less accumulated depreciation. Depreciation is determined for financial reporting purposes, principally on the straight-line method over the estimated useful lives of the individual assets or, for leaseholds, over the terms of the related leases, if shorter. Straight-line and accelerated methods of depreciation have been used for income tax purposes. The lives, by category, generally are as follows: buildings and improvements, 10-40 years; leasehold improvements, 10 years; furniture, fixtures, and office equipment, 3-5 years; computer equipment, 3-5 years; factory machinery and vehicles, 5-10 years. Management reviews the carrying value of property, plant and equipment for impairment whenever changes in circumstances or events indicate that such carrying value may not be recoverable.

Use of Estimates   The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates impacting the accompanying financial statements include the allowance for uncollectible accounts receivable, inventory valuation, and pension liabilities.

Fair Value of Financial Instruments   The Company's financial instruments
include cash and cash equivalents, cash surrender value of life insurance policies, long-term debt, and short-term borrowings. Management believes the carrying value of these assets and liabilities approximate fair value.

Sales Recognition   Product sales are generally recognized at the date of
shipment, or when customers have purchased and accepted title of the goods, but requested the Company to store the finished goods on the customer's behalf. Product sales for fixed-price construction contracts are recognized under the percentage-of-completion method of accounting, with sales revenue allocated based on costs incurred for products completed and shipped to the customer. Service revenue for installation of product sold is recognized as the work is performed. Accounts receivable includes retainage in the amounts of $1,796,000 and $1,971,000 at April 30, 2001 and April 30, 2000, respectively, on certain sales made under contractual agreements. Warranty costs are expensed as incurred.

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

Advertising Costs   The Company expenses advertising costs as incurred,
including trade shows, training materials, sales samples, catalogs, and other related expenses. Advertising costs for the years ended April 30, 2001, 2000, and 1999 were $705,000, $714,000, and $913,000, respectively.

Earnings Per Share   Basic earnings per share is based on the weighted average
number of common shares outstanding during the year. Diluted earnings per share reflects the assumed exercise and conversion of outstanding options under the Company's stock option plans, except when options have an antidilutive effect.

Reclassifications   Certain prior year accounts have been reclassified to
conform with current year presentation.

Recent Accounting Standards   In fiscal year 2001, the Company adopted Statement
of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established new standards of accounting and reporting for derivative instruments and hedging activities. The adoption of SFAS No. 133 had no significant effect on the Company's financial condition or results of operations. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its current revenue recognition policies comply with SAB 101.

NOTE 2--INVENTORIES

The Company's inventories at April 30 consisted of:

 $ in thousands                          2001       2000
 --------------------------------------------------------
 Finished goods                         $1,023     $  673
 Work-in-process                         1,455        932
 Materials and components                1,892      1,894
 --------------------------------------------------------
 Total inventories                      $4,370     $3,499
 ========================================================

If inventories had been determined using the first-in, first-out (FIFO) method at April 30, 2001 and 2000, reported inventories would have been $2.3 million and $2.2 million greater, respectively.

NOTE 3--LONG-TERM DEBT AND OTHER CREDIT ARRANGEMENTS

Long-term debt consisted of the following at April 30:

$ in thousands                            2001              2000
----------------------------------------------------------------
Notes payable, bank                      $2,997               --
----------------------------------------------------------------
Less - current portion                      620               --
----------------------------------------------------------------
Long-term portion                        $2,377               --
================================================================

In February 2001, the Company borrowed $3.1 million under a bank note collateralized by certain machinery and equipment. The loan is repayable in 60 equal monthly installments plus interest. The note includes certain financial covenants as to tangible net worth, funds flow coverage, current ratio, and ratio of liabilities to tangible net worth.

In January 2001, the Company amended its bank unsecured revolving credit loan from $3 million to $6 million and extended it through December 2002. At April 30, 2001, no advances were outstanding under this loan.

Monthly interest payments are payable under the bank note and revolving credit loan calculated at the lower of (1) the LIBOR Market Index Rate plus 1.75%, or
(2) the lender's Prime Rate minus .75%. The borrowing rate was 6.2% at April 30, 2001.

NOTE 4--INCOME TAXES

The income tax expense consisted of the following:

 $ in thousands                                    2001      2000       1999
 ----------------------------------------------------------------------------
 Current tax expense:
  Federal                                         $ 188    $ 1,320    $ 1,417
  State and local                                    18        185        318
 ----------------------------------------------------------------------------
 Total current tax expense                          206      1,505      1,735
 ----------------------------------------------------------------------------
 Deferred tax expense (benefit):
  Federal                                           310         42        395
  State and local                                    45       (297)        84
 ----------------------------------------------------------------------------
 Total deferred tax expense (benefit)               355       (255)       479
 ----------------------------------------------------------------------------
 Net income tax expense                           $ 561    $ 1,250    $ 2,214
 ============================================================================

The reasons for the differences between the above net income tax expense and the amounts computed by applying the statutory federal income tax rates to earnings before income taxes are as follows:

  $ in thousands                                      2001      2000     1999
  ----------------------------------------------------------------------------
  Income tax expense at statutory rate              $  625    $1,636    $1,907
  State and local taxes, net of federal
    income tax benefit                                  85       221       266
  Tax credits                                         (232)     (654)       --
  Other items, net                                      83        47        41
  ----------------------------------------------------------------------------
  Net income tax expense                            $  561    $1,250    $2,214
  ============================================================================

Significant items comprising the Company's deferred tax assets and liabilities as of April 30 were as follows:

  $ in thousands                                        2001         2000
  -------------------------------------------------------------------------
  Deferred tax assets:
    Accrued employee benefit expenses                 $   658      $    800
    Allowance for doubtful accounts                       160           208
    Inventory reserves and capitalized costs               70           135
    Other                                                  27             8
  -------------------------------------------------------------------------
  Total deferred tax assets                               915         1,151
  -------------------------------------------------------------------------
  Deferred tax liabilities:
    Book basis in excess of tax basis
     of property, plant and equipment                  (1,063)         (944)
  -------------------------------------------------------------------------
  Total deferred tax liabilities                       (1,063)         (944)
  -------------------------------------------------------------------------
  Net deferred tax assets (liabilities)               $  (148)     $    207
  =========================================================================

NOTE 5--STOCK OPTIONS

During fiscal year 1992, stockholders approved the 1991 Key Employee Stock Option Plan, and the plan was subsequently amended to increase the number of shares available for options under the plan to 230,000. Options were granted at not less than the fair market value at the date of grant. Options are exercisable in such installments, for such terms (up to 10 years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 2001, no shares were available for future grants under the plan.

During fiscal year 1994, the stockholders approved the 1993 Stock Option Plan for Directors. This plan allows the Company to grant options on 40,000 shares of the Company's common stock. Each non-employee director of the Company is eligible to receive an option to purchase 5,000 shares of the Company's common stock on the effective date of the plan or on the date of commencement of service as a director. Options are exercisable in four equal, annual installments and expire five years from the date of grant. Options are granted at the fair market value at the date of grant. At April 30, 2001, there were 10,000 shares available for future grants under the plan. No shares may be granted under the plan after August 25, 2001.

During fiscal year 2001, stockholders approved the 2000 Key Employee Stock Option Plan. This plan allows the Company to grant options on 100,000 shares of the Company's common stock. Options are granted at not less than the fair market value at the date of grant. Options are exercisable in such installments, for such terms (up to 10 years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 2001, there were 100,000 shares available for future grants under the plan.

The Company utilized treasury stock to satisfy the stock options exercised during fiscal years 2001, 2000, and 1999. Stock option activity and weighted average exercise price is summarized as follows:

                                                        2001               2000                  1999
                                                 ----------------------------------------------------------
                                                 OPTIONS    PRICE    Options      Price    Options    Price
-----------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                 115,775    $ 8.28    124,500    $  6.85   110,250    $ 4.48
Granted                                           43,750     10.13     28,150      10.38    35,750     12.00
Canceled                                              --        --     (7,000)     10.34        --       --
Exercised                                         (7,501)     3.50    (29,875)      3.82   (21,500)     3.25
------------------------------------------------------------------------------------------------------------
Outstanding at end of year                       152,024    $ 9.04    115,775    $  8.28   124,500   $  6.85
============================================================================================================
Exercisable at end of year                        66,420    $ 7.27     47,568    $  5.80    46,304   $  4.34
============================================================================================================

The options outstanding and weighted average exercise price within the following price ranges at April 30, 2001 are as follows:

Exercise price range                                        $2.31-$3.25   $3.87-$4.62   $8.13-$12.00
----------------------------------------------------------------------------------------------------
Options outstanding                                             6,125        25,249        120,650
Weighted average exercise price                                 $2.62         $4.14         $10.39
Weighted average remaining contractual life (years)              4.1           3.8            8.2
====================================================================================================

The options exercisable and weighted average exercise price within the following price ranges at April 30, 2001 are as follows:

Exercise price range                $2.31-$3.25   $3.87-$4.62   $8.13-$12.00
----------------------------------------------------------------------------
Options exercisable                     6,125        25,249        35,046
Weighted average exercise price         $2.62         $4.14        $10.33
============================================================================

Fair Value Disclosures   The Company applies APB Opinion No. 25 and its related
interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation costs for these plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company's net earnings and net earnings per share for fiscal years 2001, 2000, and 1999 would have been reduced to the pro forma amounts indicated as follows:

                                            2001      2000      1999
---------------------------------------------------------------------
Net earnings (in thousands)
As reported                               $1,277     $3,561    $3,396
Pro forma                                  1,212      3,488     3,332
=====================================================================
Net earnings per share - Basic
As reported                               $  .52     $ 1.45    $ 1.40
Pro forma                                    .49       1.42      1.37
=====================================================================
Net earnings per share - Diluted
As reported                               $  .51     $ 1.44    $ 1.38
Pro forma                                    .49       1.41      1.35
=====================================================================

The estimated weighted average fair value of options granted under the Company's stock option plans was $4.70 in 2001, $4.74 in 2000, and $5.91 in 1999. The options were valued using the Black-Scholes option-pricing model with the following assumptions used for 2001, 2000, and 1999: dividend yield of 2.5%, 2.5%, and 2.0%; expected volatility of 50%, 49%, and 52%; risk-free interest of 5.80%, 5.81%, and 5.20%; and an expected life of 7.25 years.

NOTE 6--COMMITMENTS AND CONTINGENCIES

The Company is involved in certain claims and legal proceedings in the normal course of business which management believes will not have a material adverse effect on the financial condition or results of operations of the Company.

The Company has entered into various operating lease agreements for machinery and equipment. Most leases provide the Company with certain early cancellation rights, as well as renewal and purchase options. Rent expense was $561,000, $578,000, and $577,000 in fiscal years 2001, 2000, and 1999, respectively.

Under the terms of these agreements, future minimum lease payments for the years ended April 30 are as follows:

$ in thousands                                  Amount
------------------------------------------------------
 2002                                           $  486
 2003                                              444
 2004                                              432
 2005                                              298
 2006                                              268
 Thereafter                                        271
------------------------------------------------------
 Total minimum lease payments                   $2,199
======================================================

NOTE 7--RETIREMENT BENEFITS

The Company has non-contributory defined benefit pension plans covering substantially all salaried and hourly employees. The defined benefit plan for salaried employees provides pension benefits that are based on each employee's years of service and average annual compensation during the last 10 consecutive calendar years of employment. The benefit plan for hourly employees provides benefits at stated amounts based on years of service. The Company's funding policy is to make regular contributions to fund the plans during the participant's working lifetime, which have met ERISA's funding requirements. Plan assets consist primarily of mutual funds.

The change in benefit obligations and the change in fair value of plan assets for the non-contributory defined pension plans for each of the years ended April 30 are summarized as follows:

$ in thousands                                        2001           2000
--------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations, beginning of year            $  7,585        $  7,774
Service cost                                           324             349
Interest cost                                          581             558
Actuarial loss (gain)                                  439            (791)
Actual benefits paid                                  (336)           (305)
--------------------------------------------------------------------------
Benefit obligations, end of year                  $  8,593        $  7,585
==========================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of year      $  7,084        $  7,007
Actual (loss) return on plan assets                   (259)            258
Actual company contributions                           687             124
Actual benefits paid                                  (336)           (305)
--------------------------------------------------------------------------
Fair value of plan assets, end of year            $  7,176        $  7,084
==========================================================================
FUNDED STATUS AND PREPAID (ACCRUED)
Funded status of plans                            $ (1,417)       $   (501
Unrecognized net transition obligation                  --              --
Unrecognized prior service cost                         73              84
Unrecognized net loss                                1,781             467
--------------------------------------------------------------------------
Prepaid pension cost                              $    437        $     50
==========================================================================
AMOUNTS RECOGNIZED IN THE
STATEMENT OF FINANCIAL POSITION
--------------------------------------------------------------------------
Prepaid pension cost                              $    437        $     50
==========================================================================
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate, end of year                            7.50%           8.00%
Expected return on plan assets                        9.00%           9.00%
Rate of compensation increase                         5.00%           5.00%
--------------------------------------------------------------------------

The components of the net periodic pension costs for each of the three years ended April 30 are as follows:

$ in thousands                            2001     2000     1999
----------------------------------------------------------------
Service cost                             $ 324    $ 349    $ 340
Interest cost                              581      558      512
Expected return on plan assets            (640)    (623)    (582)
Amortization of transition asset            --      (32)     (32)
Amortization of prior service cost          11       11       11
Recognition of net loss                     23       24       19
----------------------------------------------------------------
Net periodic pension cost                $ 299    $ 287    $ 268
================================================================

The Company has a defined contribution plan covering substantially all salaried and hourly employees. The plan provides benefits to all employees who have attained age 21, completed six months of service, and who elect to participate. The Company makes matching contributions equal to 50% of the qualifying employee contribution, up to a maximum employer contribution of 2% of the participant's compensation. Contributions by the Company in fiscal years 2001, 2000, and 1999 were $267,000, $239,000, and $213,000, respectively.

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

Profits by business segment represent net revenues, less costs associated with goods sold and operating expenses. Intersegment transactions are recorded at normal profit margins with appropriate eliminations of intercompany profits. Portions of corporate expenses are included in each segment. Unallocated corporate expenses are included in the corporate column below. Corporate assets include LIFO inventory reserve, fixed assets, prepaid and deferred tax assets, prepaid expenses, and cash surrender value of life insurance policies.

The following table shows net sales, profits, and other financial information by business segment for the fiscal years ended April 30, 2001, 2000, and 1999:

                                                   Laboratory       Technical
$ in thousands                                      Products        Products    Corporate     Total
----------------------------------------------------------------------------------------------------
 FISCAL YEAR ENDED APRIL 30, 2001:
 Revenues from external customers                   $  61,964       $ 15,095   $     --    $  77,059
 Intersegment revenues                                     --            262       (262)          --
 Depreciation                                           1,896            268          4        2,168
 Segment profit                                         1,160          1,598       (920)       1,838
 Segment assets                                        32,695          4,756      3,418       40,869
 Expenditures for segment fixed assets                  1,608             68          2        1,678
 Net sales to customers in foreign countries            1,790            498         --        2,288
====================================================================================================
 FISCAL YEAR ENDED APRIL 30, 2000:
 Revenues from external customers                   $  61,678       $ 13,120   $     --    $  74,798
 Intersegment revenues                                     --            319       (319)          --
 Depreciation                                           1,699            263          6        1,968
 Segment profit                                         3,541          1,451       (181)       4,811
 Segment assets                                        30,867          6,320      2,129       39,316
 Expenditures for segment fixed assets                  3,210            139          3        3,352
 Net sales to customers in foreign countries            2,399            277         --        2,676
====================================================================================================
 FISCAL YEAR ENDED APRIL 30, 1999:
 Revenues from external customers                   $  67,633       $  9,845   $     --    $  77,478
 Intersegment revenues                                     --            424       (424)          --
 Depreciation                                           1,322            236          7        1,565
 Segment profit                                         5,239            567       (196)       5,610
 Segment assets                                        29,243          5,237      1,555       36,035
 Expenditures for segment fixed assets                  3,524            154         --        3,678
 Net sales to customers in foreign countries            1,897          1,115         --        3,012
====================================================================================================

Revenues from one customer of the Company represented 13%, 11%, and 12% of the Company's total sales in fiscal years 2001, 2000, and 1999, respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF KEWAUNEE SCIENTIFIC CORPORATION

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Kewaunee Scientific Corporation (the "Company") at April 30, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Charlotte, North Carolina

June 1, 2001


                  MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

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

D. Michael Parker
Senior Vice President, Finance
Chief Financial Officer

                      SUMMARY OF SELECTED FINANCIAL DATA

                                                                    KEWAUNEE SCIENTIFIC CORPORATION
 $ and shares in thousands,
 except share amounts                              2001       2000        1999      1998       1997
 --------------------------------------------------------------------------------------------------
 OPERATING STATEMENT DATA:
 Net sales                                       $77,059    $74,798    $77,478    $73,037    $61,961
 Costs of products sold                           62,543     57,715     59,782     55,600     47,996
 ---------------------------------------------------------------------------------------------------
 Gross profit                                     14,516     17,083     17,696     17,437     13,965
 Operating expenses                               12,156     12,429     12,315     13,096     11,496
 ---------------------------------------------------------------------------------------------------
 Operating earnings                                2,360      4,654      5,381      4,341      2,469
 Other (expense) income                             (276)       326        325         45         41
 Interest expense                                   (246)      (169)       (96)      (149)      (344)
 ---------------------------------------------------------------------------------------------------
 Earnings before income taxes                      1,838      4,811      5,610      4,237      2,166
 Income tax expense (benefit)                        561      1,250      2,214      1,674        (97)
 ---------------------------------------------------------------------------------------------------
 Net earnings                                    $ 1,277    $ 3,561    $ 3,396    $ 2,563    $ 2,263
 ---------------------------------------------------------------------------------------------------
 Weighted average shares outstanding:
  Basic                                            2,467      2,456      2,432      2,386      2,366
  Diluted                                          2,490      2,478      2,464      2,423      2,391
 ---------------------------------------------------------------------------------------------------
 PER SHARE DATA:
 Net earnings:
  Basic                                          $  0.52    $  1.45    $  1.40    $  1.07    $  0.96
  Diluted                                           0.51       1.44       1.38       1.06       0.95
 Cash dividends                                     0.28       0.26       0.22       0.18       0.08
 Year-end book value                               10.42      10.19       9.04       7.89       7.01
 ---------------------------------------------------------------------------------------------------
 BALANCE SHEET DATA:
 Current assets                                  $24,658    $23,032    $21,831    $20,853    $16,465
 Current liabilities                               9,973     11,560     11,672     11,287      9,460
 Net working capital                              14,685     11,472     10,159      9,566      7,005
 Net property, plant and equipment                12,919     13,506     12,125     10,034      9,826
 Total assets                                     40,869     39,316     36,035     31,866     26,991
 Total borrowings/long-term debt                   2,997      2,555        939       --         --
 Stockholders' equity                             25,761     25,135     22,032     19,039     16,586
 ---------------------------------------------------------------------------------------------------
 OTHER DATA:
 Capital expenditures                            $ 1,678    $ 3,352    $ 3,678    $ 1,520    $ 1,163
 Year-end stockholders of record                     322        334        349        365        392
 Year-end employees                                  593        606        643        619        560
 ---------------------------------------------------------------------------------------------------

                     QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for fiscal years 2001 and 2000 were as follows:


$ in thousands,                              First        Second     Third      Fourth
except per share data                       Quarter       Quarter   Quarter     Quarter
--------------------------------------------------------------------------------------
2001
Net sales                                    $19,370      $21,416   $17,632    $18,641
Gross profit                                   3,678        4,316     3,005      3,517
Net earnings (loss)                              214          782      (198)       479
Net earnings (loss) per share
 Basic                                          0.09         0.32     (0.08)      0.19
 Diluted                                        0.09         0.31     (0.08)      0.19
Cash dividends per share                        0.07         0.07      0.07       0.07
======================================================================================
2000
Net sales                                    $20,065      $19,551   $16,945    $18,237
Gross profit                                   4,630        4,345     4,177      3,931
Net earnings                                     904          740       879      1,038
Net earnings per share
 Basic                                          0.37         0.30      0.36       0.42
 Diluted                                        0.37         0.30      0.35       0.42
Cash dividends per share                        0.06         0.06      0.07       0.07
======================================================================================

                            RANGE OF MARKET PRICES

Kewaunee's common stock is traded in the NASDAQ National Market System, under the symbol KEQU. The following table sets forth the quarterly high and low prices reported on the NASDAQ National Market System.

                                  First      Second       Third   Fourth
                                 Quarter     Quarter     Quarter  Quarter
------------------------------------------------------------------------
 2001
 High                            $15.50      $15.00      $13.31   $10.50
 Low                             $11.13      $ 9.50      $10.00   $ 7.75
 Close                           $12.75      $11.06      $10.50   $ 8.65
========================================================================
 2000
 High                            $11.50      $11.75      $11.88   $13.75
 Low                             $ 9.38      $ 9.25      $10.00   $10.00
 Close                           $10.63      $11.38      $10.13   $13.44
========================================================================

                             CORPORATE INFORMATION

BOARD OF DIRECTORS
MARGARET BARR BRUEMMER (1)(2)(3)
Attorney
Milwaukee, WI

WILEY N. CALDWELL (3)(4)
Retired President
W. W. Grainger, Inc.
Kenilworth, IL

JOHN C. CAMPBELL, JR. (1)(2)
Private Consultant
Arlington, TX

KINGMAN DOUGLASS (2)(3)(4)
Retired Corporate Counselor
Santa Barbara, CA

SILAS KEEHN (3)(4)
Retired President
Federal Reserve Bank of Chicago
Winnetka, IL

ELI MANCHESTER, JR. (1)(3)
Chairman of the Board
Kewaunee Scientific Corporation
Statesville, NC

JAMES T. RHIND (1)(4)
Counsel to Bell, Boyd & Lloyd LLC
Attorneys
Chicago, IL

WILLIAM A. SHUMAKER (1)(3)
President/CEO
Kewaunee Scientific Corporation
Statesville, NC

(1) Executive Committee
(2) Audit Committee
(3) Financial/Planning Committee
(4) Compensation Committee

EXECUTIVE OFFICERS
WILLIAM A. SHUMAKER
President,
Chief Executive Officer

D. MICHAEL PARKER
Senior Vice President, Finance,
Chief Financial Officer,
Treasurer, Secretary

ROGER L. EGGENA
Vice President, Manufacturing

KURT P. RINDOKS
Vice President, Engineering,
General Manager Resin Materials Division

JAMES J. ROSSI
Vice President, Human Resources

KENNETH E. SPARKS
Vice President, General Manager
Technical Furniture Group

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

[KEQU NASDAQ LISTED LOGO]

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

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Charlotte, NC

NOTICE OF ANNUAL MEETING
The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held in the 37th floor Annual Meeting Room at Harris Trust & Savings Bank, Chicago, IL on August 22, 2001 at 10:00 a.m. Central Daylight Time.

TRANSFER AGENT AND REGISTRAR
All stockholder inquiries, including transfer-related matters, should be directed to:
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Telephone: 800-288-9541
Internet at http://www.melloninvestor.com

                              PRODUCT INFORMATION

Kewaunee Scientific Corporation products are available through a network of sales representatives and a national stocking distributor.

For more information on the Company's laboratory furniture, contact the Marketing Services Department in Statesville, NC; telephone: 704-873-7202; on the Internet at http://www.kewaunee.com; e-mail: marketing@kewaunee.com.

For more information on the Company's technical furniture, contact the Customer Service Department in Lockhart, TX; telephone: 512-398-5292; on the Internet at http://www.kewaunee.com; e-mail: custsvc@kewaunee-tpg.com.

                                   TRADEMARKS

Advantage, Alpha, BasikBench, CFHS, Discovery, Evolution, Explorer, FlexTech, Kemresin, Kemrock, Kemshield, Kewaunee, Research Collection, Signature, Silhouette, Sturdilite, Supreme Air, TechStat, Trademark, Versalab, and Visionaire are registered trademarks of Kewaunee Scientific Corporation. ADJUSTABENCH is a pending trademark of Kewaunee Scientific Corporation.

                    [KEWAUNEE Scientific Corporation Logo]

Copyright 2001                                        Printed in the U.S.A. 7/01