Form 10-K, Exhibit 13
period 2002-04-30
KEWAUNEE SCIENTIFIC CORP /DE/
filed 2002-07-17
CIK 55529

                                                                      Exhibit 13

                          [PHOTO DEPICTING LABORATORY]

FUME HOODS

STEEL CABINETRY

LABORATORY FURNITURE

MOBILE CARTS

MODULAR FURNITURE

WOOD CABINETRY

COMPUTER ENCLOSURES

WORKSURFACES

LAN WORKSTATIONS

                                                    [LOGO]KEWAUNEE
                                                          Scientific Corporation
                                                      2002 ANNUAL REPORT

                                                                      Exhibit 13

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

                                                    [PHOTO DEPICTING LABORATORY]

                                                   [PHOTO DEPICTING WORKSTATION]

                                                   [PHOTO DEPICTING WORKSTATION]

TABLE OF CONTENTS

4       Letter to Stockholders

6       Company Products

10      Forward-Looking Statement Disclosure

10      Management's Discussion and Analysis

14      Consolidated Financial Statements and Notes

26      Reports of Independent Accountants
        and Management

27      Summary of Selected Financial Data

28      Quarterly Financial Data

29      Corporate Information

FINANCIAL HIGHLIGHTS

KEWAUNEE SCIENTIFIC CORPORATION

$ in thousands, except per share data      2002         2001      Percent Change
--------------------------------------------------------------------------------

OPERATING DATA:
Net sales                                $84,849       $77,059       +10.1
--------------------------------------------------------------------------------
Gross profit                             $14,706       $14,516        +1.3
--------------------------------------------------------------------------------
Operating expenses                       $11,801       $12,156        -2.9
--------------------------------------------------------------------------------
Operating earnings                       $ 2,905       $ 2,360       +23.1
--------------------------------------------------------------------------------
Net earnings                             $ 1,900       $ 1,277       +48.8
--------------------------------------------------------------------------------
Net earnings per share
  Basic                                  $  0.77       $  0.52       +48.1
  Diluted                                $  0.77       $  0.51       +51.0
--------------------------------------------------------------------------------
Return on average equity                     7.2%          5.0%         --
--------------------------------------------------------------------------------
Cash dividends per share                 $  0.28       $  0.28          --
================================================================================

YEAR-END DATA:
Cash and cash equivalents                $ 1,747       $   488      +258.0
--------------------------------------------------------------------------------
Net working capital                      $14,817       $14,685        +0.9
--------------------------------------------------------------------------------
Total borrowings/long-term debt          $ 2,611       $ 2,997       -12.9
--------------------------------------------------------------------------------
Stockholders' equity                     $26,912       $25,761        +4.5
--------------------------------------------------------------------------------
Book value per share                     $ 10.90       $ 10.42        +4.6
--------------------------------------------------------------------------------
Closing market price per share           $ 10.60       $  8.65       +22.5
================================================================================

                                                          LETTER TO STOCKHOLDERS

Fiscal year 2002 was a year of progress for Kewaunee Scientific in a number of important areas, despite an extremely challenging economy and business environment. We experienced improved earnings, healthy volume growth, and improved financial strength. Net earnings increased 49% to $1,900,000, or $.77 per diluted share, while sales increased 10% to $84,849,000.

We were pleased with the improved financial results of our laboratory products business. This business rebounded strongly from the prior year, with earnings more than tripling, while sales increased 27% to $78.7 million. Continuing cost improvement activities and improved manufacturing efficiencies allowed us to improve gross profit margins and earnings on these products. Sales for the year benefited from strong demand from our industrial research customers, as they continued to fund new research and development projects, and from our educational customers, as spending for new school construction continued at a healthy pace.

Our technical products business, after making significant contributions to sales and earnings in the two previous years, had a very disappointing year. Sales for the year declined 59% from the prior year, resulting in an operating loss, as a recovery of capital spending by customers in the high-tech electronics industry failed to materialize. The loss for this business was in sharp contrast to operating earnings of $1.6 million and $1.5 million in the two previous years, respectively. During the year, we continued to position this business for a recovery of the high-tech marketplace. We strengthened our relationships with a number of key customers and initiated several changes in our sales organization to better provide representation in key market areas.

Following the continuing success of our joint-venture sales company in Singapore, during the year, we began operation of a joint-venture sales company in Bangalore, India. Sales and profits of this new business have both exceeded our expectations, and we are excited about future growth opportunities in this market. To address the demand in this market, current and projected, we recently established Kewaunee Scientific Corporation India Pvt Ltd, a wholly-owned subsidiary of Kewaunee Scientific Corporation. This operation will allow us to provide locally-made Kewaunee products at a more competitive price.

We continue to emphasize the development of new products. Several new and innovative products for the laboratory market were introduced at our industry conference in New Orleans in March 2002. These included a full line of mobile adjustable workstations with modular utility manifolds. This increased flexibility concept is rapidly gaining global acceptance in research and development designs. We also introduced our new SturdiKwik bench system during the year. This product is designed to allow easy installation by the customer's maintenance group, therefore avoiding professional installation costs.

The Company's financial position continues to strengthen. Cash on hand increased to $1.7 million at year-end, while total debt was reduced to $2.6 million. We finished the year with no borrowings outstanding under our $6 million credit facility. Stockholders' equity increased to $26.9 million, resulting in a book value per share of $10.90. Cash flow provided by operating activities increased to $4.5 million for the year, assisted by reduced inventory levels and improved collections of receivables.

OUTLOOK
We are very optimistic about Kewaunee's future. The long-term market for our laboratory products looks bright, as capital spending by industrial customers for new research and development projects is projected to continue. In addition, federal funding for research and development is also expected to increase beginning in late calendar year 2002. Spending for new school construction is also projected to continue at a healthy pace for many years. Our successes to-date through joint ventures in Singapore and India, have made us aware of potential significant growth opportunities for our products and services in countries outside the United States. We are currently implementing several strategies and actions to pursue these opportunities.

                          [PHOTO OF CORPORATE OFFICERS]

                      Corporate Officers (left to right):
                (Front Row) Roger L. Eggena, Eli Manchester, Jr.,
                      William A. Shumaker, James J. Rossi
        (Back Row) D. Michael Parker, Kurt P. Rindoks, Kenneth E. Sparks

The high-tech industry has been the driving force behind the huge productivity gains experienced in the United States, and we expect this trend to continue. As a result, we continue to consider the long-term opportunities in the technical furniture market excellent. However, our short-term outlook is for a gradual recovery of the business beginning in late calendar year 2002.

We regret to report the resignation of Kingman Douglass as a director of the Company due to health reasons, effective April 30, 2002. His association with Kewaunee dates back to 1968, when he participated as an underwriter in Kewaunee's initial public offering. He was elected a director in 1986 and has been a stalwart, steady, and knowledgeable member of the Board for the past 15 years. His thoughtful counsel and advice on financial and business matters has been of great value. We wish him good health and happiness in the years ahead.

We are very pleased to report that Silas Keehn has accepted the position of Chairman of the Company's Audit Committee, left vacant as a result of Mr. Douglass' retirement. Mr. Keehn's extensive financial background, including his experience as President of the Federal Reserve Bank of Chicago, makes him an excellent choice for this position.

Our success during the year would not have been possible without the continued support of our stockholders; our associates; our network of agencies and representatives; our national stocking distributor, VWR International; and our customers. To each and all of these groups, we are especially grateful.

Sincerely,

/s/ Eli Manchester, Jr.                                 /s/ William A. Shumaker
Eli Manchester, Jr.                                     William A. Shumaker
Chairman of the Board                                   President,
                                                        Chief Executive Officer

July 2002

                                                             LABORATORY PRODUCTS

                          [PHOTO DEPICTING LABORATORY]

THE LABORATORY

"...a workplace...in which containers used for reactions, transfers, and other handling of substances are designed to be easily and safely manipulated...and protective laboratory practices and equipment are available and in common use to minimize the potential for employee exposure to hazardous chemicals."
                                            (OSHA Laboratory Standard 1910.1450)

Kewaunee Scientific Corporation's Laboratory Products Group provides products designed to allow lab personnel to pursue discovery safely in the modern laboratory, including:

..    Furniture systems that go beyond mere cabinetry and storage.

..    Fume hoods designed to contain both the slightest odors from a counter top analyzer, and contaminates from a two-story distillation apparatus.

..    Worksurfaces that are equally at home in the wet laboratory or the support area.

..    Plumbing and electrical service distribution systems that provide accessibility and flexibility.

Kewaunee engineers solutions for all aspects of the laboratory.

ENGINEERING SOLUTIONS

The sophistication of today's laboratory construction market requires a different approach than simply selecting part numbers from a catalog. Kewaunee and our distribution network become intimately involved in all aspects of laboratory planning, design, fabrication, and installation. Active participation with architects, designers, engineers, and contractors, in conjunction with the lab users, defines the process used today.

DOMESTIC

Our largest sales volume comes from a national group of dealers/agents with an average of over 15 years experience representing Kewaunee Scientific Corporation. This dedicated group provides full laboratory planning services, budgeting and estimating, project management, and installation. With offices located in all major US markets, the Kewaunee dealer organization is the finest in the industry.

                                                  [PHOTO OF LABORATORY PRODUCTS]

VWR International is our national stocking distributor. They stock thousands of Kewaunee units to provide the market with readily available product. Their 400+ sales people and 17 lab furniture specialists work closely with end users to configure products into workable laboratories. While the quick turn marketplace is VWR's forte, they also utilize their in-house designers and project managers to solve the design requirements of larger projects.

                                                  [PHOTO OF LABORATORY PRODUCTS]

In addition to independent sales representation, Kewaunee has an in-house team to manage large complex lab projects directly. The sales management group, designers, engineers, estimators, and project managers excel at the challenges presented by our most sophisticated customers. Our product engineers and manufacturing capabilities are second to none. Industry-wide recognition of these capabilities places us at the top of full service laboratory product and construction providers.

                                                  [PHOTO OF LABORATORY PRODUCTS]

INTERNATIONAL

In 1998, Kewaunee formed a joint-venture sales company in Singapore, Kewaunee Labway Asia Pte Ltd. The company was established to better serve the international marketplace, with an emphasis on Asia. This strategy has now expanded to India, with the formation of a new joint-venture company in Bangalore. These two locations have first class capabilities in all aspects of lab design and construction. Their expertise with specialty gas and plumbing systems, and full service installation capabilities, make them unique in the international marketplace, providing a growth market opportunity for Kewaunee.

                                                          TECHNICAL FURNITURE

                          [PHOTO DEPICTING WORKSTATION]

THE HIGH-TECH WORK ENVIRONMENT

These workplaces have a need for unusually configured or unique attributes, such as electrostatic dissipative (ESD) qualities and/or the ability to facilitate the use of a variety of tools, components or equipment.

Typical environments include engineering workstations or laboratories for development and testing of sensitive mechanical or electrical componentry and equipment, production and assembly of high-tech electronics such as computers or electronic equipment, and environments commonly known as network operation centers or data centers where large quantities of computers, networking, and telecommunications equipment are housed and maintained for today's business infrastructure.

Kewaunee Scientific Corporation's Technical Furniture Group provides products designed to meet the rapid and continually evolving high-tech electronics industry. From storage intensive R&D labs, to the high-tech electronic production floor, to network and computer operations centers, the Technical Furniture Group excels in creating highly productive work environments that expertly meet each customer's unique needs.

INGENUITY @ WORK
Today's business climate requires continual improvements in productivity to keep a company competitive, and this has never been truer in the high-tech electronics industry. Simple assembly operations have moved to increasingly higher levels of sophistication, requiring their work areas to maximize storage, reduce square footage, interface with automation, and, at the same time, improve ergonomics. The Technical Furniture Group uses two different distribution networks to meet the needs of our varied customer base.

TECHNICAL FURNITURE
Kewaunee's Technical Furniture customers have vast and often complex requirements that are defined by industrial and process engineers, safety managers, ergonomics consultants, contractors, and the workers themselves. Kewaunee's sales representatives and nationwide dealer network respond to customer needs through collaboration with the Technical Furniture Group product development engineers. Dealers have in-house design, account management, project management, and installation services that provide customers a turn-key solution using the Sturdilite, Evolution, SturdiKwik, or Adjustabench product lines.

                                                  [PHOTO DEPICTING WORKSTATIONS]

NETWORK STORAGE
Kewaunee's relatively new product lines of Enclosures and TekRak, along with the well established Evolution for LANs furniture line, are supported by the efforts of a specialized group of sales representatives who work with a nationwide network of value added resellers, regional distributors and dealers. This distribution network focuses on the unique equipment storage needs of public and private sector network managers and administrators who grapple with rapidly changing technology and the inevitable overload of wires and cables associated with those networks.

                                                  [PHOTO DEPICTING WORKSTATIONS]

Kewaunee's ability to handle complex requirements and provide ingenious solutions was demonstrated during the year with Dell Computer Corporation. Kewaunee worked closely with Dell engineers, automation experts, and conveyor and controls suppliers in the design of the factory at Dell's Topfer Manufacturing Center, which includes technical furniture throughout manufactured and installed by Kewaunee. This facility was awarded Industry Week magazine's coveted Best Plant Award in 2001 (see opposite page photo).

                                                  [PHOTO DEPICTING WORKSTATIONS]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report, including the Letter to Stockholders, narrative text, captions, and Management's Discussion and Analysis of Financial Condition and Results of Operations, constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that could significantly impact results or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, economic, competitive, governmental, and technological factors, affecting the Company's operations, markets, products, services, and prices. The cautionary statements made pursuant to the Reform Act herein and elsewhere by the Company should not be construed as exhaustive. The Company cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends," or the like to be uncertain and forward-looking.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of its financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

PRINCIPLES OF CONSOLIDATION

In fiscal 2002, the Company increased its ownership to 51% in Kewaunee Labway Asia Pte Ltd, a joint-venture company serving as a dealer for the Company's laboratory products in Southeast Asia region. The consolidated financial statements for fiscal year 2002 include the results of this joint venture. All intercompany balances and transactions have been eliminated in consolidation. In fiscal years 2001 and 2000, the operating results of the joint venture were not material to the financial statements and were reported in accordance with the equity method of accounting. The Company's investment in the joint venture was reported in other assets with related net earnings reported in other income for the percentage of the joint venture owned by the Company at the end of each fiscal year.

REVENUE RECOGNITION

The Company generally recognizes product sales at the date of the shipment of its products, or when customers have purchased and accepted title goods, but requested the Company to store the finished goods on the customer's behalf. Product sales for fixed-price construction contracts are recognized under the percentage-of-completion method of accounting, with product sales revenue allocated based on costs incurred for products completed and shipped to the customer. A provision for losses expected to be incurred on a fixed-price contract is made in the period such loss becomes known. A high degree of management judgment is required with respect to periodic estimates of profit and product costs on these contracts. Revenue for installation services is generally recognized as the service is performed.

MANAGEMENT'S DISCUSSION AND ANALYSIS continued

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company evaluates the collectibility of its trade accounts receivable based on a number of factors. In circumstances where management is aware of a customer's inability to meets its financial obligations to the Company, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, a general reserve for bad debts is estimated and recorded based on the Company's recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding.

PENSION BENEFITS

The Company sponsors pension plans covering all employees who meet eligibility requirements. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to these plans. These factors include assumptions about the discount rate, expected return on plan assets, and rate of future compensation increases as determined by the Company, within certain guidelines. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may significantly affect the amount of pension expense recorded by the Company in future periods.

RESULTS OF OPERATIONS

Sales for fiscal year 2002 were $84.8 million, up 10.1% from fiscal year 2001 sales of $77.1 million. Sales of laboratory products increased 27.0% to $78.7 million, as spending for industrial research and new school construction remained robust during the year. Sales of technical products were adversely affected by the significant slowdown in capital spending by customers in the high-tech industry, declining 59.1% from the prior year.

Sales for fiscal year 2001 increased 3.0% from fiscal year 2000 sales of $74.8 million. The sales increase for the 2001 fiscal year resulted from record sales of technical furniture products. Sales of laboratory products were relatively unchanged from the prior year. The Company's unfilled sales order backlog was $34.2 million at April 30, 2002, as compared to $35.5 million at April 30, 2001, and $31.5 million at April 30, 2000.

Gross profit represented 17.3%, 18.8%, and 22.8% of sales in fiscal years 2002, 2001, and 2000, respectively. The decline in gross profit margin in fiscal year 2002 was due to an unfavorable sales mix resulting from the significant decline in sales of higher margin technical products during the year. As compared to fiscal year 2000, the gross profit margin in fiscal year 2001 was adversely affected by lower selling process of laboratory products and an unfavorable sales mix between higher margin industrial research projects and lower margin educational projects. Margins for fiscal year 2001 were also impacted by higher energy and healthcare costs.

Operating expenses were $11.8 million, $12.2 million, and $12.4 million in fiscal years 2002, 2001, and 2000, respectively, and 13.9%, 15.8%, and 16.6% of sales, respectively. In fiscal year 2002, the decrease in operating expenses as a percentage of sales resulted primarily from lower sales commission expenses due to changes in product sales mix and the continuation of cost reduction activities, which assisted in maintaining marketing and administrative expenses at relatively flat levels with the prior year. The decrease in operating expenses as a percentage of sales in fiscal year 2001 was primarily attributable to the impact of cost reduction activities implemented during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS continued

Net other expense was $6,000 and $276,000 in fiscal years 2002 and 2001, respectively, compared to net other income of $326,000 in fiscal year 2000. Other expense for fiscal year 2001 included a charge of $391,000 associated with the estimated settlement of an old dispute between the Company and a general contractor. Interest expense was $206,000, $246,000, and $169,000 in fiscal years 2002, 2001, and 2000, respectively. The change in interest expense for fiscal year 2002 resulted primarily from changes in the levels of borrowing and lower interest rates. The change in interest expense for fiscal years 2001 and 2000 resulted primarily from changes in the levels of borrowings during each year.

The Company recorded income tax expense of $793,000, $561,000, and $1.3 million in fiscal years 2002, 2001, and 2000, respectively. The effective rates were 29.4%, 30.5%, and 26.0% of pretax earnings in fiscal years 2002, 2001, and 2000, respectively. The effective rates for each year were reduced by state income tax credits available from investments in certain qualifying machinery and equipment, and, to a lesser degree, income tax credits for research and development activities.

Net earnings increased to $1.9 million, or $0.77 per diluted share, in fiscal year 2002, from $1.3 million, or $.51 per diluted share, in fiscal year 2001. Net earnings were $3.6 million, or $1.44 per diluted share, in fiscal year 2000.

LIQUIDITY AND CAPITAL RESOURCES
The Company's principal sources of liquidity have been funds generated from operating activities, supplemented as needed by the Company's credit facility. The Company believes that these sources will be sufficient to support ongoing business levels, including capital expenditures. At April 30, 2002, the Company had no advances outstanding under its $6 million revolving credit loan.

The Company has entered into a bank note collateralized by certain machinery and equipment. The loan is repayable in equal monthly installments plus interest. The note includes certain financial covenants as to tangible net worth, funds flow coverage, current ratio, and ratio of liabilities to tangible net worth. The Company has entered into an interest rate swap agreement whereby a substantial portion of the outstanding principal amount of the bank note effectively converts to a fixed rate on May 1, 2002. The notional amount of this cash flow hedge is reduced in the same proportion as the principal balance of the bank note over the remaining term of the bank note. The Company also has entered into various operating lease agreements for machinery and equipment. Most leases provide the Company with certain early cancellation rights, as well as renewal and purchase options. The following table summarizes the obligated cash payments for these commitments:

                             PAYMENTS DUE BY PERIOD

Contractual Obligations    Total       1 Year         2-3 Years       4-5 Years   After 5 Years
--------------------------------------------------------------------------------------------------
Long-term Debt
(principal only)        $2,611,000    $  681,000     $1,362,000      $  568,000      $    --
--------------------------------------------------------------------------------------------------
Operating Leases         1,947,000       506,000        844,000         511,000       86,000
--------------------------------------------------------------------------------------------------
Total Contractual
Cash Obligations        $4,558,000    $1,187,000     $2,206,000      $1,079,000      $86,000

MANAGEMENT'S DISCUSSION AND ANALYSIS continued

Operating activities provided cash of $4.5 million, $2.4 million, and $2.2 million in fiscal years 2002, 2001, and 2000, respectively, primarily from earnings in each of these years. Working capital increased to $14.8 million at April 30, 2002, from $14.7 million at April 30, 2001, and the ratio of current assets to current liabilities decreased to 2.4-to-1 at April 30, 2002, from 2.5-to-1 at April 30, 2001.

Capital expenditures of $2.1 million, $1.7 million, and $3.4 million in fiscal years 2002, 2001, and 2000, respectively, were funded by cash primarily from operating activities and $3.1 million borrowed in fiscal year 2001 under a five-year bank note. Fiscal year 2003 capital expenditures are anticipated to be approximately $3 million and are expected to be funded primarily by operating activities.

The Company paid cash dividends of $.28 per share, $.28 per share, and $.26 per share in fiscal years 2002, 2001, and 2000, respectively. The Company expects to pay dividends in the future in line with the Company's actual and anticipated future operating results.

RECENT ACCOUNTING STANDARDS
In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminated the pooling-of-interests method for business combinations. SFAS 142 requires that goodwill and certain intangibles will not be amortized, but instead be reviewed for impairment and written down to fair value. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS 141 and SFAS 142 to have a material effect on its financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated retirement cost. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company plans to adopt SFAS 143 effective May 1, 2003. SFAS 144 establishes a single accounting model for the impairment of long-lived assets. SFAS 144 supersedes SFAS 121, but retains the fundamental provisions for (a) measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sales. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS 143 and SFAS 144 to have a material effect on its financial condition or results of operations.

CONSOLIDATED STATEMENTS OF OPERATION

        YEARS ENDED APRIL 30                                                          KEWAUNEE SCIENTIFIC CORPORATION

        $ and shares in thousands, except per share amounts                         2002           2001            2000
        --------------------------------------------------------------------------------------------------------------------
        Net sales                                                                  $84,849        $77,059         $74,798
        Cost of products sold                                                       70,143         62,543          57,715
        --------------------------------------------------------------------------------------------------------------------
        Gross profit                                                                14,706         14,516          17,083
        Operating expenses                                                          11,801         12,156          12,429
        --------------------------------------------------------------------------------------------------------------------
        Operating earnings                                                           2,905          2,360           4,654
        Other (expense) income                                                          (6)          (276)            326
        Interest expense                                                              (206)          (246)           (169)
        --------------------------------------------------------------------------------------------------------------------
        Earnings before income taxes                                                 2,693          1,838           4,811
        Income tax expense                                                             793            561           1,250
        --------------------------------------------------------------------------------------------------------------------
        Net earnings                                                               $ 1,900        $ 1,277         $ 3,561
        ====================================================================================================================
        Net earnings per share
          Basic                                                                    $  0.77        $  0.52         $  1.45
          Diluted                                                                  $  0.77        $  0.51         $  1.44
        ====================================================================================================================
        Weighted average number of
         common shares outstanding
          Basic                                                                      2,468          2,467           2,456
          Diluted                                                                    2,481          2,490           2,478
        --------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

        YEAR ENDED APRIL 30                                                                 KEWAUNEE SCIENTIFIC CORPORATION

        $ in thousands,                               Common       Additional      Retained    Treasury   Total Stockholders'
        except per share amounts                      Stock      Paid-in-Capital   Earnings     Stock          Equity
        --------------------------------------------------------------------------------------------------------------------
        Balance at April 30, 1999                      $ 6,550         $148        $16,429    $(1,095)       $22,032
        Net earnings                                        --           --          3,561         --          3,561
        Cash dividends declared, $.26 per share             --           --           (639)        --           (639)
        Stock options exercised, 29,875 shares              --            6             --        178            184
        Purchase of treasury stock, 300 shares              --           --             --         (3)            (3)
        --------------------------------------------------------------------------------------------------------------------
        Balance at April 30, 2000                        6,550          154         19,351       (920)        25,135
        ====================================================================================================================
        Net earnings                                        --           --          1,277         --          1,277
        Cash dividends declared,$.28 per share              --           --           (690)        --           (690)
        Stock options exercised, 7,501 shares               --           (4)            --         44             40
        Purchase of treasury stock, 130 shares              --           --             --         (1)            (1)
        --------------------------------------------------------------------------------------------------------------------
        Balance at April 30, 2001                        6,550          150         19,938       (877)        25,761
        ====================================================================================================================
        Net earnings                                        --           --          1,900         --          1,900
        Cash dividends declared, $.28 per share             --           --           (692)        --           (692)
        Stock options exercised, 8,750 shares               --           (4)            --         54             50
        Purchase of treasury stock, 12,966 shares           --           --             --       (107)          (107)
        --------------------------------------------------------------------------------------------------------------------
        Balance at April 30, 2002                       $6,550         $146        $21,146    $  (930)       $26,912
        ====================================================================================================================

     The accompanying Notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

APRIL 30                                                                        KEWAUNEE SCIENTIFIC CORPORATION

$ and shares in thousands, except per share amounts                                 2002         2001
--------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                                                         $  1,747     $    488
Receivables, less allowance: $597 (2002); $389 (2001)                               18,979       17,629
Inventories                                                                          3,309        4,370
Deferred income taxes                                                                  581          915
Prepaid income taxes                                                                   296          758
Prepaid expenses and other current assets                                              514          498
--------------------------------------------------------------------------------------------------------
Total Current Assets                                                                25,426       24,658
--------------------------------------------------------------------------------------------------------
Property, Plant Equipment
Land                                                                                   454           98
Buildings and improvements                                                          14,197       13,857
Machinery and equipment                                                             22,040       20,789
--------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                       36,691       34,744
Accumulated depreciation                                                           (23,880)     (21,825)
--------------------------------------------------------------------------------------------------------
Net Property, Plant and Equipment                                                   12,811       12,919
--------------------------------------------------------------------------------------------------------
Other Assets                                                                         3,953        3,292
--------------------------------------------------------------------------------------------------------
Total Assets                                                                      $ 42,190     $ 40,869
========================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt                                                 $    681     $    620
Accounts payable                                                                     6,648        5,334
Employee compensation and amounts withheld                                           1,932        1,446
Deferred revenue                                                                       481        1,024
Other accrued expenses                                                                 867        1,549
--------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                           10,609        9,973
--------------------------------------------------------------------------------------------------------
Long-term Debt                                                                       1,930        2,377
Deferred Income Taxes                                                                  925        1,063
Accrued Employee Benefit Plan Costs                                                  1,583        1,695
Other Long-term Liabilities                                                            231           --
--------------------------------------------------------------------------------------------------------
Total Liabilities                                                                   15,278       15,108
--------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 7)
Stockholders' Equity
Common stock, $2.50 par value
  Authorized-5,000 shares; Issued-2,620 shares                                       6,550        6,550
Additional paid-in-capital                                                             146          150
Retained earnings                                                                   21,146       19,938
Common stock in treasury, at cost: 151 shares (2002); 147 (2001)                      (930)        (877)
--------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                          26,912       25,761
--------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                        $ 42,190     $ 40,869
========================================================================================================

     The accompanying Notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED APRIL 30                             KEWAUNEE SCIENTIFIC CORPORATION

$ in thousands                                                     2002       2001      2000
------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net earnings                                                    $  1,900    $ 1,277   $ 3,561
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
    Depreciation                                                   2,173      2,168     1,968
    Bad debt provision                                               155        144       123
    Deferred income tax expense (benefit)                            196        355      (255)
    Decrease (increase) in prepaid income taxes                      462       (758)       --
    (Increase) decrease in receivables                            (1,505)       220      (885)
    Decrease (increase) in inventories                             1,061       (871)     (559)
    (Increase) decrease in prepaid pension cost                     (896)      (387)      162
    Increase (decrease) in accounts payables
        and accrued expenses                                       1,118       (168)   (1,728)
    (Decrease) increase in deferred revenue                         (543)       516       (62)
    Other, net                                                       338       (130)     (130)
------------------------------------------------------------------------------------------------
Net cash provided by operating activities                          4,459      2,366     2,195
------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Capital expenditures                                              (2,065)    (1,678)   (3,352)
------------------------------------------------------------------------------------------------
Net cash used in investing activities                             (2,065)    (1,678)   (3,352)
------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Dividends paid                                                      (692)      (690)     (639)
Net (decrease) increase in short-term borrowings                      --     (2,555)    1,616
Proceeds from long-term debt                                         250      3,100        --
Payments on long-term debt                                          (636)      (103)       --
Proceeds from exercise of stock options
    (including tax benefit)                                           50         40       184
Purchase of treasury stock                                          (107)        (1)       (3)
------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities               (1,135)      (209)    1,158
------------------------------------------------------------------------------------------------
Increase in Cash and Cash Equivalents                              1,259        479         1

Cash and Cash Equivalents at Beginning of Year                       488          9         8
------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                        $  1,747    $   488   $     9
================================================================================================
Supplemental Disclosure of Cash Flow Information
    Interest paid                                               $    205    $   266   $   159
    Income taxes paid                                           $    115    $ 1,196   $ 1,080
================================================================================================

     The accompanying Notes are an integral part of these Consolidated Financial Statements

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kewaunee Scientific Corporation (the "Company") is a manufacturer of scientific and technical furniture, including steel and wood laboratory furniture, fume hoods, network storage systems, worksurfaces, workstations, workbenches, computer enclosures, and other related accessories. Sales are made through purchase orders and contracts submitted by customers, the Company's dealers and agents, a national stocking distributor, and competitive bids submitted by the Company. The majority of the Company's products are sold to customers located in North America, primarily within the United States. The Company's laboratory products are used in chemistry, physics, biology, and other general science laboratories in the pharmaceutical, biotechnology, industrial, chemical, commercial, educational, government, and health care markets. Technical products are used in manufacturing facilities of computers and light electronics, and by users of computer and networking furniture.

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

Sales Recognition   Product sales are generally recognized at the date of
shipment, or when customers have purchased and accepted title of the goods, but requested the Company to store the finished goods on the customer's behalf. Product sales for fixed-price construction contracts are recognized under the percentage-of-completion method of accounting, with sales revenue allocated based on costs incurred for products completed and shipped to the customer. Service revenue for installation of product sold is recognized as the work is performed. Accounts receivable includes retainage in the amounts of $2,411,000 and $1,796,000 at April 30, 2002 and April 30, 2001, respectively, on certain sales made under contractual agreements. Warranty costs are expensed as incurred.

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

Advertising Costs   The Company expenses advertising costs as incurred,
including trade shows, training materials, sales samples, catalogs, and other related expenses. Advertising costs for the years ended April 30, 2002, 2001, and 2000 were $410,000, $705,000, and $714,000, respectively.

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

Derivative Financial Instruments   The Company adopted SFAS No. 133, "Accounting
for Derivative Instruments and Hedging Activities," effective January 1, 2001. SFAS No. 133 requires that the Company record derivatives on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The nature of the Company's business activities involves the management of various financial and market risks, including those related to changes in interest rates. The Company employs derivative financial instruments, such as interest rate swap contracts, to mitigate certain of those risks. The Company does not enter into derivative instruments for speculative purposes.

Recent Accounting Standards   In June 2001, the Financial Accounting Standards
Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminated the pooling-of-interests method for business combinations. SFAS 142 requires that goodwill and certain intangibles will not be amortized, but instead be reviewed for impairment and written down to fair value. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS 141 and SFAS 142 to have a material effect on its financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated retirement cost. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company plans to adopt SFAS 143 effective May 1, 2003. SFAS 144 establishes a single accounting model for the impairment of long-lived assets. SFAS 144 supersedes SFAS 121, but retains the fundamental provisions for (a) measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sales. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS 143 and SFAS 144 to have a material effect on its financial condition or results of operations.

NOTE 2--BUSINESS COMBINATIONS

In the first quarter of fiscal year 2002, the Company increased its ownership to 51% in Kewaunee Labway Asia Pte Ltd, a joint-venture company serving as a dealer for the Company's laboratory products in the Southeast Asia region. The consolidated financial statements for fiscal year 2002 include the operating results for this joint venture. All intercompany balances and transactions have been eliminated in consolidation. In fiscal years 2001 and 2000, the operating results of the joint venture are reported in the consolidated financial statements in accordance with the equity method of accounting. Proforma results for fiscal years 2001 and 2000 have not been presented because the operating results for this business were not material to the consolidated financial statements on either an individual or an aggregate basis.

NOTE 3--INVENTORIES

The Company's inventories at April 30 consisted of:

            $ in thousands                             2002       2001
            -------------------------------------------------------------
            Finished goods                           $   671     $1,023
            Work-in-process                            1,007      1,455
            Materials and components                   1,631      1,892
            -------------------------------------------------------------
            Total inventories                        $ 3,309     $4,370
            =============================================================

If inventories had been determined using the first-in, first-out (FIFO) method at April 30, 2002 and 2001, reported inventories would have been $2.2 million and $2.3 million greater, respectively.

NOTE 4--LONG-TERM DEBT AND OTHER CREDIT ARRANGEMENTS

Long-term debt consisted of the following at April 30:

            $ in thousands                             2002       2001
            -------------------------------------------------------------
            Notes payable, bank                      $ 2,611     $2,997
            -------------------------------------------------------------
            Less - payable within 1 year                 681        620
            -------------------------------------------------------------
            Long-term portion                        $ 1,930     $2,377
            =============================================================

In February 2001, the Company borrowed $3.1 million under a bank note collateralized by certain machinery and equipment. The loan is repayable in 60 equal monthly installments plus interest. In February 2002, the Company added $250,000 to the bank note repayable in equal monthly installments over the remainder of the original term of the bank note. The note includes certain financial covenants as to tangible net worth, funds flow coverage, current ratio, and ratio of liabilities to tangible net worth.

The Company entered into an interest rate swap agreement in fiscal year 2002, whereby $1.5 million of the outstanding principal amount of the bank note effectively converts to a fixed rate of 6.37%, beginning May 1, 2002. The notional amount of this interest rate hedge is reduced in the same proportion as the principal balance of the bank note over the remaining term of the bank note. The fair value of this cash flow hedge was not significant to the Company's consolidated financial statements as of April 30, 2002. The Company entered into this interest rate swap to mitigate future increases in interest rates. The Company does not enter into derivative instruments for speculative purposes.

Monthly interest payments are payable under the bank note and revolving credit loan calculated at the lower of (1) the LIBOR Market Index Rate plus 1.75%, or
(2) the lender's Prime Rate minus .75%. The borrowing rate was 3.59% at April 30, 2002.

The Company has an unsecured revolving credit facility for borrowings of up to $6 million that matures in December 2002. There were no advances outstanding under this facility as of April 30, 2002.

NOTES 5--INCOME TAXES

The income tax expense consisted of the following:

         $ in thousands                                2002          2001          2000
         -------------------------------------------------------------------------------
         Current tax expense:
           Federal                                    $ 585          $ 188       $ 1,320
           State and local                               54             18           185
           Foreign tax credit                           (42)            --            --
         -------------------------------------------------------------------------------
         Total current tax expense                      597            206         1,505
         -------------------------------------------------------------------------------
         Deferred tax expense (benefit):
           Federal                                      173            310            42
           State and Local                               23             45          (297)
         -------------------------------------------------------------------------------
         Total deferred tax expense (benefit)           196            355          (255)
         -------------------------------------------------------------------------------
         Net income tax expense                       $ 793          $ 561       $ 1,250
         ===============================================================================


The reasons for the differences between the above net income tax expense and the amounts computed by applying the statutory federal income tax rates to earnings before income taxes are as follows:

         $ in thousands                                2002          2001          2000
         -------------------------------------------------------------------------------
         Income tax expense at statutory rate         $ 923          $ 625       $ 1,636
         State and local taxes, net of federal
           income tax benefit                           125             85           221
         Tax credits                                   (301)          (232)         (654)
         Other items, net                                46             83            47
         -------------------------------------------------------------------------------
         Net income tax expense                       $ 793          $ 561       $ 1,250
         -------------------------------------------------------------------------------

Significant items comprising the Company's deferred tax assets and liabilities as of April 30 were as follows:

         $ in thousands                                              2002          2001
         -------------------------------------------------------------------------------
         Deferred tax assets:
           Accrued employee benefit expenses                         $ 192       $   658
           Allowance for doubtful accounts                             203           160
           Inventory reserves and capitalized costs                    117            70
           Other                                                        69            27
         -------------------------------------------------------------------------------
         Total deferred tax assets                                     581           915
         -------------------------------------------------------------------------------
         Deferred tax liabilities:
           Book basis in excess of tax basis
           of property, plant and equipment                           (918)       (1,063)
           Other                                                        (7)           --
         -------------------------------------------------------------------------------
         Total deferred tax liabilities                               (925)       (1,063)
         --------------------------------------------------------------------------------
         Net deferred tax liabilities                                $(344)      $  (148)
         --------------------------------------------------------------------------------

NOTE 6 -- STOCK OPTIONS

During fiscal year 1992, stockholders approved the 1991 Key Employee Stock Option Plan, and the plan was subsequently amended to increase the number of shares available for options under the plan to 230,000. Options were granted at not less than the fair market value at the date of grant. Options are exercisable in such installments, for such terms (up to 10 years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 2002, no shares were available for future grants under the plan.

During fiscal year 1994, the stockholders approved the 1993 Stock Option Plan for Directors. This plan allowed the Company to grant options on on 40,000 shares of the Company's common stock. Each non-employee director of the Company received an option to purchase 5,000 shares of the Compnay's common stock on the effective date of the plan or on the date of commencement of service as a director. Options are exercisable in four equal, annual installments and expire five years from the date of grant. Options were granted at the fiar market value of the date of grant. At April 30, 2002, no shares were available for future grants under the plan.

During fiscal year 2001, stockholders approved the 2000 Key Employee Stock Option Plan. This plan allows the Company to grant options on 100,000 shares of the Company's common stock. Options are granted at not less than the fair market value at the date of grant. Options are exercisable in such installments, for such terms (up to 10 years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 2002, there were 59,250 shares available for future grants under the plan.

The Company utilized treasury stock to satisfy the stock options exercised during fiscal years 2002, 2001, and 2000. Stock option activity and weighted average exercise price is summarized as follows:

                                                 2002                  2001                  2001
                                       ------------------------------------------------------------------
                                         Options      Price    Options      Price     Options     Price
---------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         152,024      $  9.04   115,775    $  8.28     124,500   $  6.85
Granted                                   45,750         9.59    43,750      10.13      28,150     10.38
Canceled                                  (2,200)       10.16        --         --      (7,000)    10.34
Exercised                                 (8,750)        3.48    (7,501)      3.50     (29,875)     3.82
---------------------------------------------------------------------------------------------------------
Outstanding at end of year               186,824      $  9.43   152,024    $  9.04     115,775   $  8.28
=========================================================================================================
Exercisable at end of year                88,385      $  8.71    66,420    $  7.27      47,568   $  5.80
=========================================================================================================

The optins outstanding and weighted average exercise price within the following price ranges at April 30, 2002 are as follows:

Exercise price range                                     $2.75-$3.87   $4.25-$4.62    $8.13-$12.00
------------------------------------------------------------------------------------------------------
Options outstanding                                         13,625         8,999         164,200
Weighted average exercise price                            $  3.70        $ 4.42        $  10.17
Weighted average remaining contractual life (years)            4.1           1.5             7.6
======================================================================================================

The options exercisable and weighted average exercise price within the following price ranges at April 30, 2002 are as follows:

Exercise price range                                     $2.75-$3.87   $4.25-$4.62    $8.13-$12.00
------------------------------------------------------------------------------------------------------
Options exercisable                                         13,625         8,999            65,761
Weighted average exercise price                            $  3.70        $ 4.42          $  10.34
======================================================================================================

Fair Value Disclosures The Company applies APB Opinion No. 25 and its related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company's net earnings and net earnings per share for fiscal years 2002, 2001, and 2000 would have been reduced to the pro forma amounts indicated as follows:

                                               2002       2001      2000
        --------------------------------------------------------------------
        Net earnings (in thousands)
        As reported                           $1,900     $1,277    $3,561
        Pro forma                              1,789      1,212     3,488
        ====================================================================
        Net earnings per share - Basic
        As reported                           $  .77     $  .52    $ 1.45
        Pro forma                                .72        .49      1.42
        ====================================================================
        Net earnings per share - Diluted
        As reported                           $  .77     $  .51    $ 1.44
        Pro forma                                .72        .49      1.41
        ====================================================================

The estimated weighted average fair value of options granted under the Company's stock option plans was $3.91 in 2002, $4.70 in 2001, and $4.74 in 2000. The options were valued using the Black-Scholes option-pricing model with the following assumptions used for 2002, 2001, and 2000: dividend yield of 3.0%, 2.5%, and 2.5%; expected volatility of 48%, 50%, and 49%; risk-free interest of 4.95%, 5.80%, and 5.81%; and an expected life of 7.25 years.

NOTE 7--COMMITMENTS AND CONTINGENCIES

The Company has entered into various operating lease agreements for machinery and equipment. Most leases provide the Company with certain early cancellation rights, as well as renewal and purchase options. Rent expense for these leases was $459,000, $561,000, and $578,000 in fiscal years 2002, 2001, and 2000, respectively.

Under the terms of these agreements, future minimum lease payments for the years ended April 30 are as follows:

        $ in thousands                               Amount
        ------------------------------------------------------
        2003                                        $   506
        2004                                            490
        2005                                            354
        2006                                            322
        2007                                            189
        Thereafter                                       86
        ------------------------------------------------------
        Total minimum lease payments                $ 1,947
        ======================================================

The Company is involved in a legal dispute with Bernards Bros. Inc., a former customer of the Company. The dispute is the subject of lengthy arbitration proceedings completed in December 2000. In fiscal year 2001, the Company recorded a charge of $391,000, including an estimated liability of $134,000 for final settlement of the matter, based on its interpretation of the Arbitrator's award. In fiscal year 2002, pursuant to a Petition to Confirm Arbitration Award in Los Angeles Superior Court, a judgment was issued against the Company in this matter for approximately $1.3 million. The Company believes that the judgment entered by the trial court is inconsistent with the Arbitrator's award, and the Company intends to vigorously contest such judgment. The Company has filed an appeal with the Court of Appeals of the State of California (Bernards Bros. v. Kewaunee Scientific, et. al. Appellate Case No. B 152623) regarding this judgment. If appeal efforts are unsuccessful, the Company could be contingently liable up to the amount of the judgment issued.

The Company is involved in certain other claims and legal proceedings in the normal course of business which management believes will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 8--RETIREMENT BENEFITS

The Company has non-contributory defined benefit pension plans covering substantially all salaried and hourly employees. The defined benefit plan for salaried employees provides pension benefits that are based on each employee's years of service and average annual compensation during the last 10 consecutive calendar years of employment. The benefit plan for hourly employees provides benefits at stated amounts based on years of service. The Company's funding policy is to make regular contributions to fund the plans during the participant's working lifetime, which have met ERISA's funding requirements. Plan assets consist primarily of mutual funds. The change in projected benefit obligations and the change in fair value of plan assets for the non-contributory defined pension plans for each of the years ended April 30 are summarized as follows:

       $ in thousands                                                2002           2001
       ------------------------------------------------------------------------------------
       Accumulated Benefit Obligation, April 30                    $ 7,868        $ 7,070
       ====================================================================================
       Change in Projected Benefit Obligations
       Projected benefit obligations, beginning of year            $ 8,593        $ 7,585
       Service cost                                                    378            324
       Interest cost                                                   641            581
       Actuarial loss                                                  480            439
       Actual benefits paid                                           (377)          (336)
       ------------------------------------------------------------------------------------
       Projected Benefit obligations, end of year                  $ 9,715        $ 8,593
       ====================================================================================
       Change in Plan Assets
       Fair value of plan assets, beginning of year                $ 7,176        $ 7,084
       Actual loss on plan assets                                     (122)          (259)
       Actual company contributions                                  1,353            687
       Actual benefits paid                                           (376)          (336)
       ------------------------------------------------------------------------------------
       Fair value of plan assets, end of year                      $ 8,031        $ 7,176
       ====================================================================================
       Funded Status and Prepaid (Accrued)
       Funded status of plans                                      $(1,684)       $(1,417)
       Unrecognized net transition obligation                           --             --
       Unrecognized prior service cost                                  62             73
       Unrecognized net loss                                         2,955          1,781
       ------------------------------------------------------------------------------------
       Prepaid pension cost                                        $ 1,333        $   437
       ====================================================================================
       Amounts Recognized in the
       Statement of Financial Position
       Prepaid pension cost                                        $ 1,333        $   437
       ------------------------------------------------------------------------------------
       Weighted-Average Assumptions
       Discount rate, end of year                                     7.25%          7.50%
       Expected return on plan assets                                 9.00%          9.00%
       Rate of compensation increase                                  5.00%          5.00%
       ====================================================================================

                                                                              23

The components of the net periodic pension costs for each of the three years ended April 30 are as follows:

           $ in thousands                                               2002       2001      2000
           ----------------------------------------------------------------------------------------
           Service cost                                               $  378      $ 324     $ 349
           Interest cost                                                 641        581       558
           Expected return on plan assets                               (642)      (640)     (623)
           Amortization of transition asset                               --         --       (32)
           Amortization of prior service cost                             11         11        11
           Recognition of net loss                                        69         23        24
           ----------------------------------------------------------------------------------------
           Net periodic pension cost                                  $  457      $ 299     $ 287
           ----------------------------------------------------------------------------------------

The Company has a defined contribution plan covering substantially all salaried and hourly employees. The plan provides benefits to all employees who have attained age 21, completed six months of service, and who elect to participate. The Company makes matching contributions equal to 50% of the qualifying employee contribution, up to a maximum employer contribution of 2% of the participant's compensation. Contributions by the Company in fiscal years 2002, 2001 and 2000 were $277,000, $267,000, and $239,000, respectively.

NOTE 9-- SEGMENT INFORMATION

The Company's operations are classified into two business segments: laboratory products and technical products. The laboratory products segment principally designs, manufactures, and installs steel and wood laboratory furniture, worksurfaces, and fume hoods. The technical products segment principally manufactures and sells technical furniture including network storage systems, workstations, workbenches, computer enclosures, and related accessories. Sales to individual foreign countries did not exceed 2.6% of any segment sales.

Profits by business segment represent net revenues, less costs associated with goods sold and operating expenses. Intersegment transactions are recorded at normal profit margins with appropriate eliminations of intercompany profits. Portions of corporate expenses are included in each in segment. Unallocated corporate expenses are included in the corporate column below. Corporate assets include LIFO inventory reserve, fixed assets, prepaid and deferred tax assets, prepaid expenses, and cash surrender value of life insurance policies.

The following table shows net sales, profits, and other financial information by business segment for the fiscal years ended April 30, 2002, 2001, and 2000:

                                                     Laboratory      Technical
$ in thousands                                        Products       Products      Corporate    Total
--------------------------------------------------------------------------------------------------------
Fiscal Year Ended April 30, 2002:
Revenues from external customers                       $78,676          $ 6,173     $   --     $84,849
Intersegment revenues                                      809               --       (809)         --
Depreciation                                             1,917              254          2       2,173
Segment profit                                           3,959             (613)      (653)      2,693
Segment assets                                          34,011            3,295      4,884      42,190
Expenditures for segment fixed assets                    1,397              304        364       2,065
Net sales to customers in foreign countries              3,324              362         --       3,686
========================================================================================================
Fiscal Year Ended April 30, 2001:
Revenues from external customers                       $61,964          $15,095     $   --     $77,059
Intersegment revenues                                       --              262       (262)         --
Depreciation                                             1,896              268          4       2,168
Segment profit                                           1,160            1,598       (920)      1,838
Segment assets                                          32,695            4,756      3,418      40,869
Expenditures for segment fixed assets                    1,608               68          2       1,678
Net sales to customers in foreign countries              1,790              498         --       2,288
========================================================================================================
Fiscal Year Ended April 30, 2000:
Revenues from external customers                       $61,678          $13,120     $   --     $74,798
Intersegment revenues                                       --              319       (319)         --
Depreciation                                             1,699              263          6       1,968
Segment profit                                           3,541            1,451       (181)      4,811
Segment assets                                          30,867            6,320      2,129      39,316
Expenditures for segment fixed assets                    3,210              139          3       3,352
Net sales to customers in foreign countries              2,399              277         --       2,676
========================================================================================================

Revenues from one customer of the Company represented 12%, 13%, and 11% of the Company's total sales in fiscal years 2002, 2001, and 2000, respectively.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF KEWAUNEE SCIENTIFIC CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Kewaunee Scientific Corporation and its subsidiaries (the "Company") at April 30, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP
Charlotte, North Carolina
June 3, 2002

MANAGEMENT'S REPORT OF
CONSOLIDATED FINANCIAL STATEMENTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF KEWAUNEE SCIENTIFIC CORPORATION

The consolidated financial statements and accompanying notes were prepared by management, which is responsible for their integrity and objectivity. Management believes the financial statements, which include amounts based on judgments and estimates, fairly reflect the Company's financial position and operating results, in accordance with generally accepted accounting principles. All financial information in this annual report is consistent with the financial statements.

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

The Company's consolidated financial statements have been audited by independent accountants who have expressed their opinion with respect to the fairness of those statements. Their audits included consideration of the Company's internal accounting control systems and related policies and procedures. They advise management and the Audit Committee of significant matters resulting from their audits.

D. Michael Parker
Senior Vice President, Finance
Chief Financial Officer

SUMMARY OF SELECTED FINANCIAL DATA

                                                 KEWAUNEE SCIENTIFIC CORPORATION

$ and shares in thousands,
except per share amounts                                2002           2001           2000          1999          1998
-------------------------------------------------------------------------------------------------------------------------
OPERATING STATEMENT DATA:
Net sales                                            $  84,849      $  77,059       $ 74,798     $  77,478      $  73,037
Costs of products sold                                  70,143         62,543         57,715        59,782         55,600
-------------------------------------------------------------------------------------------------------------------------
Gross profit                                            14,706         14,516         17,083        17,696         17,437
Operating expenses                                      11,801         12,156         12,429        12,315         13,096
-------------------------------------------------------------------------------------------------------------------------
Operating earnings                                       2,905          2,360          4,654         5,381          4,341
Other (expense) income                                      (6)          (276)           326           325             45
Interest expense                                          (206)          (246)          (169)          (96)          (149)
-------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                             2,693          1,838          4,811         5,610          4,237
Income tax expense                                         793            561          1,250         2,214          1,674
-------------------------------------------------------------------------------------------------------------------------
Net earnings                                         $   1,900      $   1,277       $  3,561     $   3,396      $   2,563
-------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding:
  Basic                                                  2,468          2,467          2,456         2,432          2,386
  Diluted                                                2,481          2,490          2,478         2,464          2,423
-------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA:
Net earnings:
  Basic                                              $    0.77      $    0.52       $   1.45     $    1.40      $    1.07
  Diluted                                                 0.77           0.51           1.44          1.38           1.06
Cash dividends                                            0.28           0.28           0.26          0.22           0.18
Year-end book value                                      10.90          10.42          10.19          9.04           7.89
-------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Current assets                                       $  25,426      $  24,658       $ 23,032     $  21,831      $  20,853
Current liabilities                                     10,609          9,973         11,560        11,672         11,287
Net working capital                                     14,817         14,685         11,472        10,159          9,566
Net property, plant and equipment                       12,811         12,919         13,506        12,125         10,034
Total assets                                            42,190         40,869         39,316        36,035         31,866
Total borrowings/long-term debt                          2,611          2,997          2,555           939             --
Stockholders' equity                                    26,912         25,761         25,135        22,032         19,039
-------------------------------------------------------------------------------------------------------------------------
OTHER DATA:
Capital expenditures                                 $   2,065      $   1,678       $  3,352     $   3,678      $   1,520
Year-end stockholders of record                            289            322            334           349            365
Year-end employees                                         609            593            606           643            619
-------------------------------------------------------------------------------------------------------------------------

                                                                                                                       27

QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for fiscal years 2002 and 2001 were as follows:

$ in thousands,                              First         Second         Third         Fourth
except per share amounts                    Quarter        Quarter       Quarter        Quarter
---------------------------------------------------------------------------------------------------
2002
Net sales                                   $19,740        $22,525       $20,798        $21,786
Gross profit                                  3,207          3,934         3,685          3,880
Net earnings                                    293            638           416            553
Net earnings per share
  Basic                                        0.12           0.26          0.17           0.22
  Diluted                                      0.12           0.26          0.17           0.22
Cash dividends per share                       0.07           0.07          0.07           0.07
===================================================================================================
2001
Net sales                                   $19,370        $21,416       $17,632        $18,641
Gross profit                                  3,678          4,316         3,005          3,517
Net earnings (loss)                             214            782          (198)           479
Net earnings (loss) per share
  Basic                                        0.09           0.32         (0.08)          0.19
  Diluted                                      0.09           0.31         (0.08)          0.19
Cash dividends per share                       0.07           0.07          0.07           0.07
===================================================================================================

RANGE OF MARKET PRICES

Kewaunee's common stock is traded in the NASDAQ National Market System, under the symbol KEQU. The following table sets forth the quarterly high and low prices reported on the NASDAQ Market System.

                                              First           Second         Third         Fourth
                                             Quarter          Quarter       Quarter        Quarter
-----------------------------------------------------------------------------------------------------
2002
High                                         $10.17           $ 9.95        $ 9.66         $11.00
Low                                          $ 8.90           $ 7.00        $ 7.81         $ 9.55
Close                                        $ 9.65           $ 8.00        $ 9.66         $10.60
=====================================================================================================
2001
High                                         $15.50           $15.00        $13.31         $10.50
Low                                          $11.13           $ 9.50        $10.00         $ 7.75
Close                                        $12.75           $11.06        $10.50         $ 8.65
=====================================================================================================

CORPORATE INFORMATION

BOARD OF DIRECTORS                                       EXECUTIVE OFFICES
Margaret Barr Bruemmer (1)(3)(4)                         William A. Shumaker
  Attorney                                                 President,
  Milwaukee, WI                                            Chief Executive Officier

Wiley N. Caldwell (3)(4)                                 D. Michael Parker
  Retired President                                        Senior Vice President, Finance,
  W. W. Grainger, Inc.                                     Chief Financial Officer,
  Kenilworth, IL                                           Treasurer, Secretary

John C. Campbell, Jr. (1)(2)                             Roger L. Eggena
  Private Consultant                                       Vice President, Manufacturing
  Arlington, TX

                                                         Kurt P. Rindoks
Silas Keehn (2)(3)(4)                                      Vice President, Engineering
  Retired President                                        and Product Development
  Federal Reserve Bank of Chicago
  Winnetka, IL

                                                         James J. Rossi
                                                           Vice President, Human Resources

Eli Manchester, Jr. (1)(3)
  Chairman of the Board                                  Kenneth E. Sparks
  Kewaunee Scientific Corporation                          Vice President, General Manager
  Statesville, NC                                          Technical Furniture Group

James T, Rhind (1)(2)(4)
  Counsel to Bell, Boyd & Lloyd LLC                      CORPORATE OFFICES
  Attorneys                                              2700 West Front Street
  Chicago, IL                                            Statesville, NC 28677-2927
                                                         P.O. Box 1842, Statesville, NC 28687-1842
                                                         Telephone: 704-873-7202
                                                         Facsimile: 704-873-1275

William A. Shumaker (1)(3)
  Resident/CEO
  Kewaunee Scientific Corporation
  Statesville, NC

(1) Executive Committee                                  EMPLOYMENT OPPORTUNITIES
(2) Audit Committee                                      Individuals interested in employment with
(3) Financial/Planning Committee                         Kewaunee Scientific Corporation should contact
(4) Compensation Committee                               the Vice President of Human Resources, Kewaunee
                                                         Scientific Corporation, P.O. Box 1842, Statesville,
[LOGO]                                                   NC 28687-1842. Employment opportunities are also
KEQU                                                     listed on the Internet at http://www.kewaunee.com.
------                                                   Kewaunee Scientific Corporation is an equal
NASDAQ                                                   opportunity employer.
LISTED

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

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Charlotte, NC

NOTICE OF ANNUAL MEETING
The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held in the 37th floor Annual Meeting Room at Harris Trust & Savings Bank, Chicago, IL on August 28, 2002 at 10:00 a.m. Central Daylight Time.

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

For more information on the Company's technical furniture, contact the Customer Service Department in Lockhart, TX; telephone: 512-398-5292; on the Internet at http://www.kewaunee.com;
e-mail: marketing-tfg@kewaunee.com.

TRADEMARKS

ADJUSTABENCH, Advantage, Alpha, BasikBench, CFHS, Discovery, Evolution, Explorer, FlexTech, Kemresin, Kemrock, Kemshield, Kewaunee, Research Collection, Signature, Silhouette, Sturdilite, SturdiKwik, Supreme Air, TechStat, Trademark, Versalab, and Visionaire are registered trademarks of Kewaunee Scientific Corporation.

                                                    [PHOTO DEPICTING LABORATORY]

                                                    [PHOTO DEPICTING LABORATORY]

                                                  [PHOTO DEPICTING WORKSTATIONS]

[LOGO] KEWAUNEE
       Scientific Corporation