Form 10-K, Exhibit 13
period 2003-04-30
KEWAUNEE SCIENTIFIC CORP /DE/
filed 2003-07-23
CIK 55529

2003 ANNUAL REPORT

Providing
quality
laboratory
and
technical
furniture
products
to
customers
worldwide

[LOGO OF KEWAUNEE(R) SCIENTIFIC CORPORATION]

CORPORATE PROFILE

Kewaunee Scientific Corporation is a
recognized leader in the design,
manufacture, and installation of laboratory and technical furniture. The Company's corporate headquarters and manufacturing facilities are located in Statesville,
North Carolina.

The Company produces laboratory
furniture,including both steel and wood
cabinetry, fume hoods, flexible systems, and worksurfaces.

The Company also produces technical
furniture for the high-tech industry,
including steel cabinetry, workstations, workbenches, computer enclosures, and network storage systems.

TABLE OF CONTENTS

 2  Letter to Stockholders
 4  Marketing and Operations Strategies
 8  Forward-Looking Statement Disclosure
 8  Management's Discussion and Analysis
12  Consolidated Financial Statements and Notes
25  Reports of Independent Accountants and Management
26  Summary of Selected Financial Data
27  Quarterly Financial Data
28  Corporate Information

FINANCIAL HIGHLIGHTS

KEWAUNEE SCIENTIFIC CORPORATION

$ in thousands, except per share amounts           2003           2002
-------------------------------------------------------------------------
OPERATING DATA:
Net sales                                       $   71,163      $  84,849
-------------------------------------------------------------------------
Earnings (loss) before income taxes             $     (891)     $   2,693
-------------------------------------------------------------------------
Net earnings (loss)                             $     (342)*    $   1,900
-------------------------------------------------------------------------
Net earnings (loss) per diluted share           $    (0.14)*    $    0.77
-------------------------------------------------------------------------
Cash dividends per share                        $     0.28      $    0.28
=========================================================================

YEAR-END DATA:
Cash and cash equivalents                       $      520      $   1,747
-------------------------------------------------------------------------
Net working capital                             $   11,658      $  14,817
-------------------------------------------------------------------------
Total borrowings/long-term debt                 $    3,346      $   2,611
-------------------------------------------------------------------------
Stockholders' equity                            $   25,938      $  26,912
-------------------------------------------------------------------------
Book value per share                            $    10.46      $   10.90
-------------------------------------------------------------------------
Closing market price per share                  $     8.37      $   10.60
=========================================================================

* Excluding non-recurring costs, net earnings in fiscal year 2003 were $567,000, or $.23 per diluted share. See Management's Discussion and Analysis in this Annual Report for a further discussion of the financial results of the Company, including information regarding non-recurring costs.

LETTER TO STOCKHOLDERS

Fiscal year 2003 provided a number of challenges that adversely affected our sales and profitability, as well as a number of successes that have Kewaunee well-positioned for long-term growth and profitability.

Sales for the year were $71.2 million, a decline of 16.1% from fiscal year 2002 sales of $84.8 million. The primary factor in the lower sales was a decline in the number of traditional mid-sized laboratory projects available in the marketplace resulting from the weak global economy and uncertainty in the financial markets. Over the past several years, projects of this size have been an important part of our business. Such products are usually shipped within a relatively short time, so almost immediately we began to experience lower than expected sales. Recognizing the reduced opportunities for these projects, we increased our focus on securing larger projects, an area of the marketplace where sales have remained strong.

Capital investments in our factories over the past several years, and particularly in fiscal year 2003, have significantly reduced our manufacturing costs, making us more competitive in the marketplace. As a result, we were successful in winning several large orders during the year, which will begin shipping in the first quarter of fiscal year 2004. With these large orders, we ended fiscal year 2003 with a record order backlog of $51.5 million, up 51% over our order backlog of $34.2 million at April 30, 2002.

We also experienced a decline in sales of our technical products. Realizing the market for telecommunications and high-tech furniture might not recover for some time, we made the decision to close and sell our Lockhart, Texas facility and consolidate all of our operations in Statesville, North Carolina. We completed this relocation in the fourth quarter. This move has allowed us to reduce expenses associated with our technical furniture business, while keeping us positioned to take advantage of improvement in the market as it occurs.

During the year, we continued to invest in our manufacturing operations, with major projects completed in each of our three Statesville plants. The most significant project was in our metal furniture plant where we converted to a state-of-the-art dry powder coating system from a wet paint process. This system provides a number of benefits, including lower production costs and improved paint quality. In our wood furniture plant, we upgraded our finishing capabilities for our products which improved quality and reduced costs. In our epoxy plant, we converted to the use of a self-contained bulk storage tank for resin silica. This storage method lowered our raw material and handling costs. These projects were key in allowing Kewaunee to now be considered an environmentally-friendly ("green") company. In October, we moved into our new distribution center near our manufacturing facility in Statesville. This facility replaced several storage warehouses we rented around the city. The combination of all of these projects has resulted in significantly lower manufacturing and shipping costs, as well as improved quality for our products.

Fiscal year 2003 was a busy year for introductions of new laboratory products. During the year, we continued to address the customers' desire for increased flexibility and adaptability of today's laboratories, through the introductions of a utility service distribution system and height-adjustable mobile work centers. These products allow a laboratory to be reconfigured quickly and inexpensively as research projects change.

In addition, we introduced two all-new, full overlay steel cabinet styles. The square-edged and radius-edged designs produce a clean, architecturally-pleasing look for today's modern laboratory. We also combined our steel and wood manufacturing expertise to create new styles of cabinetry utilizing wood fronts on steel cabinet bodies. The result of this pairing is laboratory furniture which combines the strength of steel with the beauty and texture of wood. We also introduced a new fume hood for the educational marketplace that provides multi-sided visibility of the interior work chamber.

Our sales company in Singapore, Kewaunee Labway Asia Pte. Ltd., continues to be our primary avenue for expanding Kewaunee's presence into the Asian markets. This modest operation had another successful and profitable year, obtaining several prestigious projects. We also began operations during the year of a new subsidiary in Bangalore, India to support our existing sales operation in the area. We are currently active in the Middle East, China, India, and Southeast Asia.

[PICTURE OF CORPORATE OFFICERS APPEARS HERE]

A net loss of $342,000, or $.14 per diluted share, was reported for fiscal year 2003. This loss included after-tax non-recurring costs of $909,000, or $.37 per diluted share. The non-recurring costs included $695,000 associated with the relocation of our technical products business and $214,000 associated with the replacement of our paint system in Statesville. Excluding these non-recurring costs, net earnings for the year were $567,000, or $.23 per diluted share. This compares to net earnings in the previous year of $1.9 million, or $0.77 per diluted share. See Management's Discussion and Analysis following this letter for a further discussion of the financial results of the Company, including information regarding non-recurring costs.

We believe Kewaunee is positioned for significantly improved sales and earnings in fiscal year 2004. We begin the year with an order backlog of $51.5 million, up over $17 million from the same time last year. This backlog provides us positive momentum and a much-improved product mix for our factories. We are now benefiting from reduced operating costs and are cautiously optimistic that the marketplace for our laboratory products will continue to improve. We are also encouraged by a recent modest increase in spending by customers in the high-tech market.

Regarding the longer term, we remain very optimistic. The marketplace for laboratory products is expected to remain healthy. Projections indicate a continuing strong educational construction market, substantial federal increases in spending for research and development, and increased spending for laboratory construction by healthcare research institutions and the pharmaceutical industry. Opportunities in the international marketplace are also providing increased demand for our laboratory products. Lastly, we believe that long-term opportunities in the technical furniture market are excellent.

We appreciate the support of all of those who helped us meet the challenges and achieve our successes of the past year. These include our associates; our network of agencies and representatives; our national stocking distributor, VWR International; our customers, and our loyal stockholders.

As we move forward, our priorities remain to provide our stockholders a good return on their investment, serve our customers with the best quality and service, and provide our associates with rewarding jobs and opportunities for advancement. To achieve these goals, we pledge our best efforts.


Sincerely,


   /s/  Eli Manchester, Jr.                        /s/  William A. Shumaker
-------------------------------               ----------------------------------
      Eli Manchester, Jr.                             William A. Shumaker
    Chairman of the Board                     President, Chief Executive Officer

July 2003

See page 8 of this Annual Report for a discussion of factors that could significantly impact results or achievements expressed or implied by forward-looking statements made in this letter.

MARKETING AND OPERATIONS STRATEGIES

During fiscal year 2003, the Company implemented a significant number of major product line enhancements, process improvements, and operational changes. These accomplishments, together with the many opportunities that exist in our varied domestic and international markets, have positioned the Company for the future.

Laboratory Products Group

[PICTURES OF COMPANY PRODUCTS APPEAR HERE]

The Laboratory Products Group introduced a number of new products in fiscal year 2003. We expanded our cabinetry, fume hood, and laboratory plumbing and power distribution offerings. With these additions to our comprehensive product portfolio, the Company is unmatched in the laboratory furniture industry.

Steel and wood laboratory cabinetry and worksurfaces remain the foundation of our business. This year, we introduced two full overlay steel cabinet styles. The square-edged and radius-edged designs produce a clean, architecturally pleasing look for today's modern facility. We also combined our wood and steel manufacturing expertise to create new styles of cabinetry utilizing wood fronts on steel cabinet bodies. The result of this pairing is laboratory furniture that combines the strength of steel with the beauty and texture of wood.

The newest addition to our comprehensive fume hood line is the TruView teaching hood. This product is used in the educational marketplace providing multi-sided visibility of the interior work chamber. Several hoods can be configured to provide multiple student workstations that offer the instructor direct sight lines.

Our modular Alpha System has been expanded to incorporate a service distribution system. The Alpha Service Carrier provides integrated plumbing, power, data, and accessories. Mounted overhead, along a wall, or under cabinets, the system is flexible and adaptable for the specific services required.

Elevation tables are also new additions to the Alpha family. These tables are height-adjustable by hydraulically-operated hand crank or electric motors. The tables, in conjunction with mobile storage units, combine with structural islands, wall modules, partition systems, and service carriers to design workstation laboratories that are highly adaptable to changing requirements.

TECHNICAL FURNITURE GROUP

[PICTURES OF COMPANY PRODUCTS APPEAR HERE]

The Technical Furniture Group serves a diverse and rapidly changing high-tech marketplace. Our standard product offering, coupled with the ability to customize any configuration to meet a customer's specific requirements, allows us to readily respond to evolving technologies and markets.

The durability and quality offered by the Sturdilite product line meets the needs of equipment intensive environments that require a variety of storage options. Electro-static discharge control options add to the versatility of the Sturdilite workstations.

Requirements for rapid mobilization or reconfiguration can be satisfied by our slotted-post workstations and Evolution product line. Evolution provides a flexible approach to arrange power outlets, cable raceways, storage provisions, and overhead lighting from workstation to workstation.

Those customers involved in creating and maintaining the rapidly growing data network infrastructure recognize the power of Kewaunee ingenuity. Our 500 Series enclosure cabinets incorporate features that include easy-to-open side panels, cooling fans, and comprehensive wire management. In addition, our TekRak network storage rack system offers unparalleled installation advantages and built-in seismic qualities to protect vital equipment.

From an operations perspective, management made the decision in fiscal year 2003 to relocate the entire technical furniture operation from our Texas site to our North Carolina operations site. This consolidation allows us to take advantage of the Company's many capital investments and improvements over the past several years. We now have the ability to offer improved product designs and even higher levels of customization at significantly lower costs. This increases our appeal to our high-tech, engineering-driven customer base. Additional cost reductions will be realized through shared overhead resources, such as accounting, marketing services, information technology, and administrative and human resource support. The Evolution, Evolution for LANs and Sturdilite product lines will benefit from improvements in design and cost, better positioning them in a very competitive marketplace.

MANUFACTURING OPERATIONS

[PICTURES OF COMPANY FACILITIES APPEAR HERE]

We continued to make significant investments in our manufacturing operations during fiscal year 2003, as capital investments of $3.1 million during the year followed investments totaling $3.7 million over the previous two fiscal years. These improvements have allowed us to reduce manufacturing costs, improve product quality, and increase production capacity.

The most significant project during the year was the implementation of a new multi-million dollar robotic powder coat paint system for our steel products. This environmentally-friendly system provides a number of benefits, including lower manufacturing costs and improved paint quality. Other major projects during the year included upgrading our finishing capabilities for wood products and the installation of a self-contained bulk storage tank for resin silica.

Distribution

In addition to consolidating our manufacturing operations during fiscal year 2003, we centralized our warehousing and distribution functions in Statesville into a new 100,000 square foot facility on a ten-acre site near our manufacturing facility. This new distribution center provides a number of advantages: lower handling and shipping costs, better operational controls, and the ability to deliver complete projects on time to our customers without shipping damage to the products.

Safety and Environment

The safety of our employees continues to be an important priority. We are extremely proud that in fiscal year 2003, our combined efforts in this regard allowed us to finish the year with no lost workdays due to accidents. This was achieved through a companywide awareness of safety, safety training programs, the work of safety committees, the elimination of workplace hazards, and the purchase of new material handling equipment.

Consistent with the growing concerns of Kewaunee's customers to contribute to a cleaner, healthier world, we made significant progress in fiscal year 2003 to make our manufacturing operations more environmentally-friendly. As a result, Kewaunee is now considered a "green" company.

Kewaunee also actively participates as a representative on the U.S. Green Building Council, a coalition of leaders from across the building industry, working to promote environmentally responsible buildings.

International Operations

[PICTURES OF COMPANY FACILITIES AND SINGAPORE SALES OPERATION MEMBERS APPEAR
HERE]

Our sales company in Singapore, Kewaunee Labway Asia Pte. Ltd., is the primary avenue for expanding our presence into the Asian markets. We are currently active in the Middle East, China, India, and Southeast Asia. This company had another successful year, as we obtained several prestigious projects and continued to operate profitably.

During fiscal year 2003, our subsidiary, Kewaunee Scientific Corporation India Pvt. Ltd., began operations in Bangalore, India. This operation supports our sales operation in India, Labway Scientific India Pvt. Ltd., with both domestic and foreign made Kewaunee products at a more competitive price. We are extremely excited about the opportunities in this part of the world for our products and our success to-date.

Summary

Kewaunee has a comprehensive array of core products, as well as new product introductions to offer our customers; we have expanded our distribution into the Indian marketplace and continued to solidify our successful operation in Singapore; we have structured and consolidated our manufacturing operations to optimize our production capabilities and we have converted to a state-of-the-art powder coat paint system. In addition, we have made a number of other changes to make our manufacturing operations more environmentally friendly. We look forward to realizing the benefits of these projects through increased sales and profitability.

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

PRINCIPLES OF CONSOLIDATION

The Company's consolidated financial statements include the accounts of Kewaunee Scientific Corporation and its subsidiaries. The subsidiaries include Kewaunee Labway Asia Pte. Ltd., a dealer for the Company's products in Singapore; Labway Scientific India Pvt. Ltd., a dealer for the Company's products in Bangalore, India; and Kewaunee Scientific Corporation India Pvt. Ltd. in Bangalore, India. All intercompany balances, transactions, and profits have been eliminated.

REVENUE RECOGNITION

The Company generally recognizes product sales at the date of the shipment of its products, or when customers have purchased and accepted title of the goods, but requested the Company to temporarily store the finished goods on the customer's behalf. Product sales for fixed-price construction contracts are recognized under the percentage-of-completion method of accounting, with product sales revenue allocated based on costs incurred for products completed and shipped to the customer. A provision for losses expected to be incurred on a fixed-price contract is made in the period such loss becomes known. A high degree of management judgment is required with respect to periodic estimates of profit and product costs on these contracts. Revenue for installation services is recognized as the service is performed.

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

RESULTS OF OPERATIONS

Sales for fiscal year 2003 were $71.2 million, a decline of 16.1% from fiscal year 2002 sales of $84.8 million. Sales during the year were significantly impacted by a decline in the number of traditional mid-sized laboratory projects in the marketplace with products which could be shipped in the current fiscal year. Sales were further affected by a continuing decline in demand for technical products.

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

The Company's order backlog was $51.5 million at April 30, 2003, as compared to $34.2 million at April 30, 2002 and $35.5 million at April 30, 2001. The significant increase in the order backlog at April 30, 2003 was primarily attributable to orders received in the second half of the fiscal year for a number of larger laboratory projects.

During fiscal year 2003, the Company incurred certain non-recurring costs described below and discussed in the Letter to Stockholders. For comparative purposes, following the disclosure of certain financial measures which include the applicable non-recurring costs, the Company has reported the same financial measures which exclude the applicable non-recurring costs. The Company has included this additional information because it believes that the disclosures which exclude the non-recurring costs are a better measure of the Company's performance during the period reported and are more useful for comparing the Company's results of operations to prior periods.

Pretax non-recurring costs of $1,490,000 were recorded in fiscal year 2003. These costs included $1,140,000 associated with the relocation of the Company's technical products business from Lockhart, Texas, to Statesville, North Carolina, and $350,000 associated with the replacement of the Company's paint system in Statesville. On an after-tax basis, these costs were $909,000, or $.37 per diluted share.

Gross profit represented 17.9%, 17.3%, and 18.8% of sales in fiscal years 2003, 2002, and 2001, respectively. Excluding non-recurring costs discussed above affecting the gross profit margin, the gross profit margin in fiscal year 2003 was 18.6%. This improvement over the gross profit margin in fiscal year 2002 was primarily the result of cost improvement projects implemented during the year. The decline in gross profit margin in fiscal year 2002 from fiscal year 2001 was due to an unfavorable sales mix resulting from the significant decline in sales of higher margin technical products during the year.

Operating expenses were $13.5 million, $11.8 million, and $12.2 million in fiscal years 2003, 2002, and 2001, respectively, and 18.9%, 13.9%, and 15.8% of sales. Excluding non-recurring costs discussed above included in this classification, operating expenses in fiscal year 2003 were $12.5 million, or 17.6% of sales. This increase in fiscal year 2003 over fiscal year 2002 resulted primarily from higher administrative expenses. In fiscal year 2002, the decrease in operating expenses resulted primarily from lower sales commission expenses due to changes in product sales mix and the continuation of cost reduction activities.

The net of other income and expense was income of $28,000 in fiscal year 2003, as compared to expense of $6,000 and $276,000 in fiscal years 2002 and 2001, respectively. Other expense for fiscal year 2001 included a charge of $391,000 associated with the settlement of an old dispute between the Company and a general contractor.

Interest expense was $155,000, $206,000, and $246,000 in fiscal years 2003, 2002, and 2001, respectively. The declines in interest expense for fiscal years 2003 and 2002 resulted primarily from lower interest rates.

The Company recorded an income tax benefit of $549,000, or 61.6% of pretax loss, in fiscal year 2003. This compares to income tax expense of $793,000 and $561,000, or 29.4% and 30.5% of pretax earnings, in fiscal years 2002 and 2001, respectively. The effective rate for each of these years differs from the statutory rate due to state income tax credits available from investments in certain qualifying machinery and from research and development expenditures.

A net loss of $342,000, or $.14 per diluted share, was reported for fiscal year 2003. Excluding the after-tax non-recurring costs of $909,000 discussed above, net earnings for the year were $567,000, or $.23 per diluted share. Net earnings in fiscal year 2002 were $1.9 million, or $0.77 per diluted share, as compared to $1.3 million, or $.51 per diluted share, in fiscal year 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity have been funds generated from operating activities, supplemented as needed by the Company's credit facility. The Company believes that these sources will be sufficient to support ongoing business levels, including capital expenditures. As of April 30, 2003, the Company has an unsecured revolving credit facility for borrowings of up to $7 million under which there were advances of $1,416,000 outstanding as of that date. In July 2003, this credit facility was amended to allow borrowings up to $9 million.

The Company has entered into a bank note collateralized by certain machinery and equipment. The loan is repayable in equal monthly installments plus interest. The unpaid balance was $1.9 million at April 30, 2003. The note includes certain financial covenants as to tangible net worth, funds flow coverage, current ratio, and ratio of liabilities to tangible net worth. The Company has entered into an interest rate swap agreement whereby a substantial portion of the outstanding principal amount of the bank note effectively converted to a fixed rate on May 1, 2002. The notional amount of this cash flow hedge is reduced in the same proportion as the principal balance of the bank note over the remaining term of the bank note.

The Company leases some of its machinery and equipment under non-cancelable operating leases. During fiscal year 2003, the Company entered into a 10-year operating lease for a new distribution center, replacing several facilities that were leased on a month-to-month basis. Most of these leases provide the Company with renewal and purchase options, and most leases of machinery and equipment have certain early cancellation rights. The following table summarizes the obligated cash payments for these commitments as of April 30, 2003:

                             PAYMENTS DUE BY PERIOD

Contractual Obligations       Total         1 Year         2-3 Years      4-5 Years    After 5 Years
----------------------------------------------------------------------------------------------------
Long-term Debt
 (principal only)        $   1,930,000   $     681,000   $  1,249,000   $         --   $          --
----------------------------------------------------------------------------------------------------
Operating Leases             5,139,000         901,000      1,530,000      1,152,000       1,556,000
----------------------------------------------------------------------------------------------------
Total Contractual
 Cash Obligations        $   7,069,000   $   1,582,000   $  2,779,000   $  1,152,000   $   1,556,000
====================================================================================================

Operating activities provided cash of $1.3 million, $4.5 million, and $2.4 million in fiscal years 2003, 2002, and 2001, respectively. In fiscal year 2003, cash was provided primarily by operating earnings before depreciation, a decrease in receivables, and an increase in accounts payable and accrued expenses. The impact of these items was partially offset by cash used to support higher inventory levels, cash contributions of $2.2 million to the Company's defined pension plans, and prepaid income taxes. The cash provided by operating activities in fiscal years 2002 and 2001 were primarily from earnings before depreciation in each of these years.

Capital expenditures were $3.1 million, $2.1 million, and $1.7 million in fiscal years 2003, 2002, and 2001, respectively. Capital expenditures in fiscal year 2003 were funded primarily from cash generated from operating activities, borrowings under the Company's credit facility, and proceeds from sales of property, plant and equipment. Capital expenditures in fiscal years 2002 and 2001 were funded primarily by cash from operating activities. Fiscal year 2004 capital expenditures are anticipated to be approximately $1.5 million and are expected to be funded primarily by operating activities.

Working capital decreased to $11.7 million at April 30, 2003, from $14.8 million at April 30, 2002, and the ratio of current assets to current liabilities decreased to 1.9-to-1 at April 30, 2003, from 2.4-to-1 at April 30, 2002. The decrease in working capital in fiscal year 2003 resulted primarily from the use of cash for capital expenditures and the contributions to the Company's pension plans discussed above.

The Company paid cash dividends of $.28 per share for each of the fiscal years 2003, 2002, and 2001. The Company expects to pay dividends in the future in line with the Company's actual and anticipated future operating results.

RECENT ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminated the pooling-of-interests method for business combinations. SFAS 142 requires that goodwill and certain intangibles will not be amortized, but instead be reviewed for impairment and written down to fair value. In fiscal year 2003, the Company adopted these standards and determined it did not have a material effect on its financial condition or results of operations.

In September 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated retirement cost. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company plans to adopt SFAS 143, effective May 1, 2003. The Company does not expect the adoption of SFAS 143 to have a material effect on its financial condition or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 establishes a single accounting model for the impairment of long-lived assets. SFAS 144 supersedes SFAS 121, but retains the fundamental provisions for (a) measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sales. SFAS 144 is effective for fiscal years beginning after December 15, 2001. In fiscal year 2003, the Company adopted SFAS 144 and determined that it did not have a material effect on its financial condition or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities initiated after December 31, 2002, with early adoption permitted. This statement requires that liabilities associated with exit or disposal activities initiated after adoption be recognized and measured at fair value when incurred, as opposed to at the date an entity commits to the exit or disposal plans. In fiscal year 2003, the Company adopted SFAS 146 and determined that it did not have a material effect on its financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternate methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The disclosure requirements have been adopted for the Company's current year financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED APRIL 30                          KEWAUNEE SCIENTIFIC  CORPORATION
$ and shares in thousands,
except per share amounts              2003            2002            2001
------------------------------------------------------------------------------
Net sales                         $     71,163    $     84,849    $     77,059
Costs of products sold                  58,451          70,143          62,543
------------------------------------------------------------------------------
Gross profit                            12,712          14,706          14,516
Operating expenses                      13,476          11,801          12,156
------------------------------------------------------------------------------
Operating earnings (loss)                 (764)          2,905           2,360
Other income (expense)                      28              (6)           (276)
Interest expense                          (155)           (206)           (246)
------------------------------------------------------------------------------
Earnings (loss) before
 income taxes                             (891)          2,693           1,838
Income tax expense (benefit)              (549)            793            (561)
------------------------------------------------------------------------------
Net earnings (loss)               $       (342)   $      1,900    $      1,277
==============================================================================
Net earnings (loss) per share
   Basic                          $      (0.14)   $       0.77    $       0.52
   Diluted                        $      (0.14)   $       0.77    $       0.51
==============================================================================
Weighted average number of
 common shares outstanding
   Basic                                 2,478           2,468           2,467
   Diluted                               2,485           2,481           2,490
==============================================================================

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED APRIL 30                                                                          KEWAUNEE  SCIENTIFIC  CORPORATION
                                                                                   Accumulated
                                                                                       Other                          Total
$ in thousands,                                     Additional                       Comprehe-                         Stock
except per share                      Common         Paid-in         Retained          nsive         Treasury        holders'
amounts                                Stock         Capital         Earnings      Income(Loss)       Stock           Equity
-------------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 2000          $      6,550    $        154    $     19,351    $         --    $       (920)   $     25,135)
Net earnings                                 --              --           1,277              --              --           1,277
Cash dividends declared, $.28
 per share                                   --              --            (690)             --              --            (690)
Stock options exercised, 7,501
 shares                                      --              (4)             --              --              44              40
Purchase of treasury stock, 130
 shares                                      --              --              --              --              (1)             (1)
-------------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 2001                 6,550             150          19,938              --            (877)         25,761
===============================================================================================================================
Net earnings                                 --              --           1,900              --              --           1,900
Cash dividends declared, $.28
 per share                                   --              --            (692)             --              --            (692)
Stock options exercised, 8,750
 shares                                      --              (4)             --              --              54              50
Purchase of treasury stock,
 12,966 shares                               --              --              --              --            (107)           (107)
-------------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 2002                 6,550             146          21,146              --            (930)         26,912
===============================================================================================================================
Net (loss)                                   --              --            (342)             --              --            (342)
Cash dividends declared, $.28
 per share                                   --              --            (694)             --              --            (694)
Stock options exercised, 11,749
 shares                                      --              (1)             --              --              72              71
Foreign currency translation
 adjustments                                 --              --              --              22              --              22
Change in fair value of cash
 flow hedge, net of tax                      --              --              --             (31)             --             (31)
-------------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 2003          $      6,550    $        145    $     20,110    $         (9)   $       (858)   $     25,938)
===============================================================================================================================

      The accompanying Notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

APRIL 30                                        KEWAUNEE SCIENTIFIC CORPORATION
$ and shares in thousands,
except per share amounts                               2003           2002
-------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                          $        520    $      1,747
Receivables, less allowance:
 $494 (2003); $597 (2002)                                16,138          18,979
Inventories                                               5,958           3,309
Deferred income taxes                                        89             581
Prepaid income taxes                                      1,499             296
Prepaid expenses and other current assets                   782             514
-------------------------------------------------------------------------------
Total Current Assets                                     24,986          25,426
-------------------------------------------------------------------------------
Property, Plant and Equipment
Land                                                         41             454
Buildings and improvements                                9,475          14,197
Machinery and equipment                                  22,410          22,040
--------------------------------------------------------------------------------
Property, plant and equipment                            31,926          36,691
Accumulated depreciation                                (20,135)        (23,880)
-------------------------------------------------------------------------------
Net Property, Plant and Equipment                        11,791          12,811
-------------------------------------------------------------------------------
Prepaid pension cost                                      2,906           1,333
Property held for sale                                    1,450              --
Other                                                     2,521           2,620
-------------------------------------------------------------------------------
Other Assets                                              6,877           3,953
-------------------------------------------------------------------------------
Total Assets                                       $     43,654    $     42,190
================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Short-term borrowings                              $      1,416    $         --
Current portion of long-term debt                           681             681
Accounts payable                                          8,338           6,648
Employee compensation and amounts withheld                1,203           1,932
Deferred revenue                                            856             481
Other accrued expenses                                      834             867
-------------------------------------------------------------------------------
Total Current Liabilities                                13,328          10,609
-------------------------------------------------------------------------------
Long-term Debt                                            1,249           1,930
Deferred Income Taxes                                     1,150             925
Accrued Employee Benefit Plan Costs                       1,634           1,583
Other Long-term Liabilities                                 355             231
--------------------------------------------------------------------------------
Total Liabilities                                        17,716          15,278
--------------------------------------------------------------------------------
Commitments and Contingencies (Note 7)
Stockholders' Equity
Common stock, $2.50 par value: Authorized-5,000
 shares; Issued-2,620 shares                              6,550           6,550
Additional paid-in-capital                                  145             146
Retained earnings                                        20,110          21,146
Accumulated other comprehensive loss                         (9)             --
Common stock in treasury, at cost: 139
 shares (2003); 151 (2002)                                 (858)           (930)
-------------------------------------------------------------------------------
Total Stockholders' Equity                               25,938          26,912
-------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity         $     43,654    $     42,190
================================================================================

     The accompanying Notes are an integral part of these Consolidated Financial
                                                                      Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED APRIL 30                                                KEWAUNEE SCIENTIFIC CORPORATION

$ in thousands                                             2003            2002            2001
---------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net earnings (loss)                                    $       (342)   $      1,900    $      1,277
Adjustments to reconcile net earnings (loss) to net
 cash provided by operating activities:
   Depreciation                                               2,307           2,173           2,168
   Bad debt provision                                           258             155             144
   Deferred income tax expense                                  717             196             355
   Gain on disposal of property, plant and equipment            (99)             --              --
   (Increase) decrease in prepaid income taxes               (1,203)            462            (758)
   Decrease (increase) in receivables                         2,583          (1,505)            220
   (Increase) decrease in inventories                        (2,649)          1,061            (871)
   (Increase) decrease in prepaid pension cost                1,573            (896)           (387)
   Increase (decrease) in accounts payables
    and accrued expenses                                        928           1,118            (168)
   Increase (decrease) in deferred revenue                      375            (543)            516
   Other, net                                                    (3)            338            (130)
---------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     1,299           4,459           2,366
---------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Capital expenditures                                         (3,143)         (2,065)         (1,678)
Proceeds from sale of property, plant and equipment             505              --              --
---------------------------------------------------------------------------------------------------
Net cash used in investing activities                        (2,638)         (2,065)         (1,678)
---------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Dividends paid                                                 (694)           (692)           (690)
Net increase (decrease) in short-term borrowings              1,416              --          (2,555)
Proceeds from long-term debt                                     --             250           3,100
Payments on long-term debt                                     (681)           (636)           (103)
Proceeds from exercise of stock options
 (including tax benefit)                                         71              50              40
Purchase of treasury stock                                       --            (107)             (1)
---------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities             112          (1,135)           (209)
---------------------------------------------------------------------------------------------------
(Decrease) increase in Cash and Cash Equivalents             (1,227)          1,259             479
Cash and Cash Equivalents at Beginning of Year                1,747             488               9
---------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year               $        520   $       1,747    $        488
===================================================================================================
Supplemental Disclosure of Cash Flow Information
   Interest paid                                       $        150   $         205    $        266
   Income taxes paid                                   $          4   $         115    $      1,196
===================================================================================================

     The accompanying Notes are an integral part of these Consolidated Financial
                                                                      Statements

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kewaunee Scientific Corporation (the "Company") is a manufacturer of laboratory and technical furniture, including steel and wood laboratory cabinetry, fume hoods, network storage systems, worksurfaces, workstations, workbenches, and computer enclosures. Sales are made through purchase orders and contracts submitted by customers, the Company's dealers and agents, a national stocking distributor, competitive bids submitted by the Company, and subsidiaries located in Singapore and Bangalore, India. The majority of the Company's products are sold to customers located in North America, primarily within the United States. The Company's laboratory products are used in chemistry, physics, biology, and other general science laboratories in the pharmaceutical, biotechnology, industrial, chemical, commercial, educational, government, and health care markets. Technical products are used in manufacturing facilities of computers and light electronics, and by users of computer and networking furniture.

Principles of Consolidation The consolidated financial statements include the accounts of Kewaunee Scientific Corporation and all of its subsidiaries. The subsidiaries include Kewaunee Labway Asia Pte. Ltd., a dealer for the Company's products in Singapore; Labway Scientific India Pvt. Ltd., a dealer for the Company's products in Bangalore, India; and Kewaunee Scientific Corporation India Pvt. Ltd., in Bangalore, India. All significant intercompany balances, transactions, and profits have been eliminated.

Cash and Cash Equivalents Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. At April 30, 2003, approximately $176,000 of bank deposits of the Company's international subsidiary were pledged under credit arrangements. At April 30, 2003, there were approximately $1.8 million of outstanding checks included in accounts payable in the accompanying consolidated balance sheet.

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

Sales Recognition Product sales are generally recognized at the date of shipment, or when customers have purchased and accepted title of the goods, but requested the Company to temporarily store the finished goods on the customer's behalf. Product sales for fixed-price construction contracts are recognized under the percentage-of-completion method of accounting, with product sales revenue allocated based on costs incurred for products completed and shipped to the customer. A provision for losses expected to be incurred on a fixed-price contract is made in the period such loss becomes known. Service revenue for installation of product sold is recognized as the work is performed. Accounts receivable includes retainage in the amounts of $2,019,000 and $2,411,000 at April 30, 2003 and April 30, 2002, respectively, on certain sales made under contractual agreements. Warranty costs are expensed as incurred.

Credit Concentration The Company's credit risk is generally not concentrated with any one customer or industry, although the Company does enter into large contracts with individual customers from time to time. The Company performs credit evaluations of its customers. Revenues from one customer represented 14%, 12%, and 13% of the Company's total sales in fiscal years 2003, 2002, and 2001, respectively.

Income Taxes Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Advertising Costs The Company expenses advertising costs as incurred, including trade shows, training materials, sales samples, catalogs, and other related expenses. Advertising costs for the years ended April 30, 2003, 2002, and 2001 were $338,000, $410,000, and $705,000, respectively.

Earnings Per Share Basic earnings per share is based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the assumed exercise and conversion of outstanding options under the Company's stock option plans, except when options have an antidilutive effect.

Accounting for Stock Options The Company accounts for stock options granted to employees and directors using the intrinsic value method. Under this method no compensation expense is recorded since the exercise price of the stock options is equal to the market price of the underlying stock on the grant date. Had compensation expense for the stock options issued been determined consistent with FASB Statement No. 123, "Accounting for Stock-Based Compensation," net earnings and net earnings per share would have been reduced to the following pro forma amounts:

                                       2003           2002            2001
------------------------------------------------------------------------------
Net earnings (loss) as reported   $       (342)   $      1,900    $      1,277
Pro forma compensation cost               (110)           (111)            (99)
------------------------------------------------------------------------------
Net earnings (loss) pro forma             (452)          1,789           1,178
==============================================================================
Net earnings (loss) per
 share - Basic
As reported                       $      (0.14)   $        .77    $        .52
Pro forma                                (0.18)            .72             .48
==============================================================================
Net earnings (loss) per
 share - Diluted
As reported                       $      (0.14)   $        .77    $        .51
Pro forma                                (0.18)            .72             .47
==============================================================================

The estimated weighted average fair value of options granted under the Company's stock option plans was $3.59 in 2003, $3.91 in 2002, and $4.70 in 2001. The options were valued using the Black-Scholes option-pricing model with the following assumptions used for 2003, 2002, and 2001: dividend yield of 3.0%, 3.0%, and 2.5%; expected volatility of 46%, 48%, and 50%; risk-free interest of 4.24%, 4.95%, and 5.80%; and an expected life of 7.25 years.

Property Held for Sale Property held for sale at April 30, 2003 consisted primarily of land and buildings owned by the Company in Lockhart, Texas. This property was the site of the Company's technical products business until this business was relocated to Statesville, North Carolina in the fourth quarter of fiscal year 2003. Management believes the fair value of these assets exceed their book value.

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

New Accounting Standards In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminated the pooling-of-interests method for business combinations. SFAS 142 requires that goodwill and certain intangibles will not be amortized, but instead be reviewed for impairment and written down to fair value. In fiscal year 2003, the Company adopted these standards and determined it did not have a material effect on its financial condition or results of operations.

In September 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated retirement cost. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company plans to adopt SFAS 143, effective May 1, 2003. The Company does not expect the adoption of SFAS 143 to have a material effect on its financial condition or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 establishes a single accounting model for the impairment of long-lived assets. SFAS 144 supersedes SFAS 121, but retains the fundamental provisions for (a) measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sales. SFAS 144 is effective for fiscal years beginning after December 15, 2001. In fiscal year 2003, the Company adopted SFAS 144 and determined that it did not have a material effect on its financial condition or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities initiated after December 31, 2002, with early adoption permitted. This statement requires that liabilities associated with exit or disposal activities initiated after adoption be recognized and measured at fair value when incurred, as opposed to at the date an entity commits to the exit or disposal plans. In fiscal year 2003, the Company adopted SFAS 146 and determined that it did not have a material effect on its financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternate methods of transition for a voluntary change to the fair-value-based method of accounting for stock based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The disclosure requirements have been adopted for the Company's current year financial statements.

NOTE 2--INVENTORIES

Inventories consisted of the following at April 30:

$ in thousands                             2003               2002
----------------------------------------------------------------------
Finished goods                         $      2,402       $        671
Work-in-process                               1,812              1,007
Materials and components                      1,744              1,631
----------------------------------------------------------------------
Total inventories                      $      5,958       $      3,309
======================================================================

If inventories had been determined using the first-in, first-out (FIFO) method at April 30, 2003 and 2002, reported inventories would have been $2.3 million and $2.2 million greater, respectively.

NOTE 3--LONG-TERM DEBT AND OTHER CREDIT ARRANGEMENTS

Long-term debt consisted of the following at April 30:

$ in thousands                             2003               2002
----------------------------------------------------------------------
Notes payable, bank                    $      1,930       $      2,611
Less - payable within 1 year                    681                681
----------------------------------------------------------------------
Long-term portion                      $      1,249       $      1,930
======================================================================

In February 2001, the Company borrowed $3.1 million under a bank note collateralized by certain machinery and equipment, with the loan repayable in 60 equal monthly installments plus interest. In February 2002, the Company borrowed an additional $250,000 under the loan, and the monthly payments were recalculated to amortize the loan balance over the remainder of the original loan. Monthly interest payments are payable under the rate calculated at the lower of (1) the LIBOR Market Index Rate plus 1.75%, or (2) the lender's Prime Rate minus 0.75%. The borrowing rate was 3.07% at April 30, 2003. The note includes certain financial covenants as to tangible net worth, funds flow coverage, current ratio, and ratio of liabilities to tangible net worth. The Company was in compliance with such covenants at April 30, 2003.

The Company entered into an interest rate swap agreement in fiscal year 2002 to mitigate future fluctuations in interest rates. Under the agreement, $1.5 million of the outstanding principal amount of the bank note effectively converted to a fixed rate of 6.37% on May 1, 2002. The notional amount of this interest rate hedge is reduced in the same proportion as the principal balance of the bank note over the remaining term of the bank note. The fair value of this cash flow hedge (net of tax) was a loss of $31,000 at April 30, 2003, which is reflected as an adjustment to stockholders' equity in the consolidated financial statements.

The Company has an unsecured revolving credit facility for borrowings of up to $7 million that expires in December 2004. There were advances of $1,416,000 outstanding under this facility as of April 30, 2003. Monthly interest payments are payable under the facility calculated at the lower of (1) the LIBOR Market Index Rate plus 1.75%, or (2) the lender's Prime Rate minus 1.00%. The borrowing rate was 3.07% at April 30, 2003.

NOTE 4--INCOME TAXES

Income tax expense (benefit) consisted of the following:

$ in thousands                           2003           2002           2001
-------------------------------------------------------------------------------
Current tax expense (benefit):
   Federal                           $     (1,286)  $        501   $        188
   State and local                             --             54             18
   Foreign tax                                 20             42             --
-------------------------------------------------------------------------------
Total current tax expense (benefit)        (1,266)           597            206
-------------------------------------------------------------------------------
Deferred tax expense (benefit):
   Federal                                    936            173            310
   State and local                           (219)            23             45
-------------------------------------------------------------------------------
Total deferred tax expense                    717            196            355
-------------------------------------------------------------------------------
Net income tax expense (benefit)     $       (549)  $        793   $        561
===============================================================================

The reasons for the differences between the above net income tax expense and the amounts computed by applying the statutory federal income tax rates to earnings before income taxes are as follows:

$ in thousands                           2003           2002           2001
-------------------------------------------------------------------------------
Income tax expense (benefit) at
 statutory rate                      $       (302)  $        923   $        625
State and local taxes, net of
 federal income tax benefit                   (40)           125             85
Tax credits                                  (218)          (301)          (232)
Other items, net                               11             46             83
-------------------------------------------------------------------------------
Net income tax expense (benefit)     $       (549)  $        793   $        561
-------------------------------------------------------------------------------

Significant items comprising deferred tax assets and liabilities as of April 30 were as follows:

$ in thousands                                          2003           2002
-------------------------------------------------------------------------------
Deferred tax assets:
   Accrued (prepaid) employee benefit expenses      $       (425)  $        192
   Allowance for doubtful accounts                           213            203
   Inventory reserves and capitalized costs                  149            117
   Other                                                     152             69
-------------------------------------------------------------------------------
Total deferred tax assets                                     89            581
-------------------------------------------------------------------------------
Deferred tax liabilities:
   Book basis in excess of tax basis
    of property, plant and equipment                      (1,263)          (918)
   Other                                                     113             (7)
-------------------------------------------------------------------------------
Total deferred tax liabilities                            (1,150)          (925)
-------------------------------------------------------------------------------
Net deferred tax liabilities                        $     (1,061)  $       (344)
-------------------------------------------------------------------------------

NOTE 5--STOCK OPTIONS

During fiscal year 1992, the stockholders approved the 1991 Key Employee Stock Option Plan, and the plan was subsequently amended to increase the number of shares available for options under the plan to 230,000. During fiscal year 2001, the stockholders approved the 2000 Key Employee Stock Option Plan, which allowed the Company to grant options on 100,000 shares of the Company's common stock. Under both plans, options are granted at not less than the fair market value at the date of grant and options are exercisable in such installments, for such terms (up to 10 years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 2003, there were no shares available for future grants under the 1991 plan and 20,472 shares available for future grants under the 2000 plan.

During fiscal year 1994, the stockholders approved the 1993 Stock Option Plan for Directors, which allowed the Company to grant options on 40,000 shares of the Company's common stock. Each non-employee director of the Company received an option to purchase 5,000 shares of the Company's common stock on the effective date of the plan or on the date of commencement of service as a director. Options are exercisable in four equal, annual installments and expire five years from the date of grant. Options were granted at the fair market value at the date of grant. At April 30, 2003, no shares were available for future grants under the plan.

The Company utilized treasury stock to satisfy the stock options exercised during fiscal years 2003, 2002, and 2001. Stock option activity and weighted average exercise price is summarized as follows:

                                         2003                2002                2001
                                   ----------------------------------------------------------
                                   Options    Price    Options    Price    Options    Price
---------------------------------------------------------------------------------------------
Outstanding at beginning of year   186,824  $    9.43  152,024  $    9.04  115,775  $    8.28
Granted                             40,650       9.10   45,750       9.59   43,750      10.13
Canceled                            (1,872)      9.57   (2,200)     10.16       --         --
Exercised                          (11,749)      4.23   (8,750)      3.48   (7,501)      3.50
---------------------------------------------------------------------------------------------
Outstanding at end of year         213,853  $    9.65  186,824  $    9.43  152,024  $    9.04
=============================================================================================
Exercisable at end of year         113,561  $    9.73   88,385  $    8.71   66,420  $    7.27
=============================================================================================

The options outstanding and weighted average exercise price within the following price ranges at April 30, 2003 are as follows:

Exercise price range              $2.75 - $3.87   $       4.62    $8.13 - $12.00
--------------------------------------------------------------------------------
Options outstanding                       9,875          1,000           202,978
Weighted average exercise price   $        3.64   $       4.62    $         9.97
Weighted average remaining
 contractual life (years)                   3.0             .3               7.1
================================================================================

The options exercisable and weighted average exercise price within the following price ranges at April 30, 2003 are as follows:

Exercise price range              $2.75 - $3.87   $       4.62    $8.13 - $12.00
--------------------------------------------------------------------------------
Options exercisable                       9,875          1,000           102,686
Weighted average exercise price   $        3.64   $       4.62    $        10.36
================================================================================

NOTE 6--COMPREHENSIVE INCOME

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. SFAS No. 133 requires that the Company record derivatives on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The nature of the Company's business activities involves the management of various financial and market risks, including those related to changes in interest rates. The Company may from time-to-time employ derivative financial instruments, such as interest rate swap contracts, to mitigate or eliminate certain of those risks. The Company does not enter into derivative instruments for speculative purposes.

The Company entered into one interest rate swap agreement effective May 1, 2002 related to the Company's bank note. The change in fair value of this cash flow hedge resulted in a comprehensive loss of $31,000 (net of tax), for fiscal year 2003.

For the Company's foreign subsidiaries, assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Revenues and expenses are translated at weighted average exchange rates prevailing during the period, and any resulting translation adjustments are reported separately in shareholders' equity. Changes in exchange rates resulted in comprehensive income of $22,000 for fiscal year 2003 and had no impact on comprehensive income in fiscal years 2002 and 2001.

A reconciliation of net loss and total comprehensive loss for fiscal year 2003 is as follows:

$ in thousands                              Amount
-----------------------------------------------------
Net loss                                 $       (342)
   Change  in fair  value of cash flow
    hedge,  net of  income  tax                   (31)
   Change in cumulative foreign
    currency translation  adjustment               22
-----------------------------------------------------
Total comprehensive loss                 $       (351)
=====================================================

NOTE 7--COMMITMENTS AND CONTINGENCIES

The Company leases some of its machinery and equipment under non-cancelable operating leases. During fiscal year 2003, the Company entered into a 10-year operating lease for a new distribution center, replacing several facilities that were leased on a month-to-month basis. Most of these leases provide the Company with renewal and purchase options, and most leases of machinery and equipment have certain early cancellation rights. Rent expense for these leases was $738,000, $459,000, and $561,000 in fiscal years 2003, 2002, and 2001, respectively.

Future minimum payments under non-cancelable operating leases for the years ended April 30 are as follows:

$ in thousands                  Amount
----------------------------------------
2004                           $     901
2005                                 771
2006                                 759
2007                                 628
2008                                 524
Thereafter                         1,556
----------------------------------------
Total minimum lease payments   $   5,139
========================================

The Company is involved in a legal dispute with Bernards Bros. Inc., a former customer of the Company. The dispute is the subject of lengthy arbitration proceedings completed in December 2000. In fiscal year 2001, the Company recorded a charge of $391,000, including an estimated liability of $134,000 for final settlement of the matter, based on its interpretation of the Arbitrator's award. In June 2003, a judgement was entered in the case against the Company and two other defendants identifying the responsibility for the payment of the Arbitrator's award. The Company continues to analyze the judgement; however, the Company believes its ultimate liability under the judgement approximates the amount previously recorded in the financial statements.

In fiscal year 1998, the Company filed a Complaint against a general contractor to recover certain costs incurred by the Company outside of the scope of a construction contract. On April 28, 2003, an agreement was reached between the Company and the Assistant Attorney General responsible for the New York State University Construction Fund (the "Fund") for the resolution of this claim. The agreement includes the immediate payment of approximately $500,000 to the Company, with a reservation of the Company's right to seek additional interest. The agreement remains unenforceable until approval by the Board of Directors of the Fund and additional representatives of the New York State Attorney General's Office. Such approvals are expected in the first or second quarter of fiscal year 2004. When the settlement is paid, the Company expects to recognize a gain of approximately $300,000 after deducting legal costs in the matter.

The Company is involved in certain other claims and legal proceedings in the normal course of business which management believes will not have a material adverse effect on the financial condition or results of operations of the Company.


NOTE 8--RETIREMENT BENEFITS

The Company has non-contributory defined benefit pension plans covering substantially all salaried and hourly employees. The defined benefit plan for salaried employees provides pension benefits that are based on each employee's years of service and average annual compensation during the last 10 consecutive calendar years of employment. The benefit plan for hourly employees provides benefits at stated amounts based on years of service. The Company's funding policy is to make regular contributions to fund the plans during the participant's working lifetime, which have met ERISA's funding requirements. Plan assets consist primarily of equity and bond mutual funds and common stocks.

The change in projected benefit obligations and the change in fair value of plan assets for the non-contributory defined pension plans for each of the years ended April 30 are summarized as follows:

$ in thousands                                         2003           2002
------------------------------------------------------------------------------
Accumulated Benefit Obligation, April 30           $      9,269   $      7,868
==============================================================================
Change in Projected Benefit Obligations
Projected benefit obligations, beginning of year   $      9,715   $      8,593
Service cost                                                423            378
Interest cost                                               713            640
Actuarial loss                                            1,139            480
Actual benefits paid                                       (391)          (376)
------------------------------------------------------------------------------
Projected Benefit obligations, end of year         $     11,599   $      9,715
==============================================================================
Change in Plan Assets
Fair value of plan assets, beginning of year       $      8,031   $      7,176
Actual loss on plan assets                                 (384)          (122)
Actual company contributions                              2,170          1,353
Actual benefits paid                                       (391)          (376)
------------------------------------------------------------------------------
Fair value of plan assets, end of year             $      9,426   $      8,031
==============================================================================
Funded Status and Prepaid (Accrued)
Funded status of plans                             $     (2,173)  $     (1,684)
Unrecognized net transition obligation                       --             --
Unrecognized prior service cost                              50             62
Unrecognized net loss                                     5,029          2,955
------------------------------------------------------------------------------
Prepaid pension cost                               $      2,906   $      1,333
==============================================================================
Weighted-Average Assumptions
Discount rate, end of year                                 6.75%          7.25%
Expected return on plan assets                             9.00%          9.00%
Rate of compensation increase                              5.00%          5.00%
==============================================================================

The components of the net periodic pension costs for each of the three years ended April 30 are as follows:

$ in thousands                           2003          2002          2001
-----------------------------------------------------------------------------
Service cost                         $        423  $        378  $        324
Interest cost                                 713           641           581
Expected return on plan assets               (709)         (642)         (640)
Amortization of transition asset               --            --            --
Amortization of prior service cost             11            11            11
Recognition of net loss                       159            69            23
-----------------------------------------------------------------------------
Net periodic pension cost            $        597  $        457  $        299
=============================================================================

The Company has a defined contribution plan covering substantially all salaried and hourly employees. The plan provides benefits to all employees who have attained age 21, completed six months of service, and who elect to participate. The Company makes matching contributions equal to 50% of the qualifying employee contribution, up to a maximum employer contribution of 2% of the participant's compensation. Contributions by the Company in fiscal years 2003, 2002, and 2001 were $280,000, $277,000, and $267,000, respectively.

NOTE 9--SEGMENT INFORMATION

The Company's operations are classified into two business segments: laboratory products and technical products. The laboratory products segment principally designs, manufactures, and installs steel and wood laboratory cabinetry, fume hoods, and worksurfaces. The technical products segment principally manufactures and sells technical furniture including steel cabinetry, network storage systems, workstations, workbenches and computer enclosures. Sales to individual foreign countries did not exceed 3.1% of any segment sales.

In fiscal year 2003, the Company's technical products business was relocated from Texas to North Carolina. Costs of $1.1 million associated with this relocation are included in the reported segment loss. Segment assets and manufacturing and support services were consolidated with those of the laboratory products segment.

Profits by business segment represent net revenues, less costs associated with goods sold and operating expenses. Intersegment transactions are recorded at normal profit margins with appropriate eliminations of intercompany profits. Portions of corporate expenses are included in each segment. Unallocated corporate expenses are included in the corporate column below. Corporate assets include LIFO inventory reserve, fixed assets, assets held for sale, prepaid and deferred tax assets, prepaid expenses, and cash surrender value of life insurance policies.

The following table shows net sales, profits, and other financial information by business segment for the fiscal years ended April 30, 2003, 2002, and 2001:

                                               Laboratory     Technical
$ in thousands                                  Products       Products      Corporate        Total
-------------------------------------------------------------------------------------------------------
Fiscal Year Ended April 30, 2003:
Revenues from external customers              $     66,701   $      4,462   $         --   $     71,163
Intersegment revenues                                1,436             --         (1,436)            --
Depreciation                                         2,127            177              3          2,307
Segment profit (loss)                                1,760         (1,701)          (950)          (891)
Segment assets                                      37,904             --          5,750         43,654
Expenditures for segment fixed assets                3,111             17             15          3,143
Net sales to customers in foreign countries          4,728             74             --          4,802
=======================================================================================================
Fiscal Year Ended April 30, 2002:
Revenues from external customers              $     78,676   $      6,173   $         --   $     84,849
Intersegment revenues                                  809             --           (809)            --
Depreciation                                         1,917            254              2          2,173
Segment profit (loss)                                3,959           (613)          (653)         2,693
Segment assets                                      34,011          3,295          4,884         42,190
Expenditures for segment fixed assets                1,397            304            364          2,065
Net sales to customers in foreign countries          3,324            362             --          3,686
=======================================================================================================
Fiscal Year Ended April 30, 2001:
Revenues from external customers              $     61,964   $     15,095   $         --   $     77,059
Intersegment revenues                                   --            262           (262)            --
Depreciation                                         1,896            268              4          2,168
Segment profit (loss)                                1,160          1,598           (920)         1,838
Segment assets                                      32,695          4,756          3,418         40,869
Expenditures for segment fixed assets                1,608             68              2          1,678
Net sales to customers in foreign countries          1,790            498             --          2,288
=======================================================================================================

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF KEWAUNEE SCIENTIFIC CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Kewaunee Scientific Corporation and its subsidiaries (the "Company") at April 30, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP
Charlotte, North Carolina
June 4, 2003

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

The Audit Committee of the Board of Directors, which is composed solely of directors who are not officers or employees of the Company, selects the independent accountants for the annual audit of the consolidated financial statements and meets with management and the independent accountants to discuss the scope and findings of audits and financial reporting and internal control matters.

D. Michael Parker
Senior Vice President, Finance
Chief Financial Officer

SUMMARY OF SELECTED FINANCIAL DATA

                                                      KEWAUNEE SCIENTIFIC CORPORATION
$ and shares in thousands,
except per share amounts                  2003         2002         2001         2000         1999
-----------------------------------------------------------------------------------------------------
OPERATING STATEMENT DATA:
Net sales                              $   71,163   $   84,849   $   77,059   $   74,798   $   77,478
Costs of products sold                     58,451       70,143       62,543       57,715       59,782
-----------------------------------------------------------------------------------------------------
Gross profit                               12,712       14,706       14,516       17,083       17,696
Operating expenses                         13,476       11,801       12,156       12,429       12,315
-----------------------------------------------------------------------------------------------------
Operating earnings (loss)                    (764)       2,905        2,360        4,654        5,381
Other (expense) income                         28           (6)        (276)         326          325
Interest expense                             (155)        (206)        (246)        (169)         (96)
-----------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes          (891)       2,693        1,838        4,811        5,610
Income tax expense (benefit)                 (549)         793          561        1,250        2,214
-----------------------------------------------------------------------------------------------------
Net earnings (loss)                          (342)  $    1,900   $    1,277   $    3,561   $    3,396
-----------------------------------------------------------------------------------------------------
Weighted average shares outstanding:
   Basic                                    2,478        2,468        2,467        2,456        2,432
   Diluted                                  2,485        2,481        2,490        2,478        2,464
-----------------------------------------------------------------------------------------------------
PER SHARE DATA:
Net earnings (loss):
   Basic                               $    (0.14)  $     0.77   $     0.52   $     1.45   $     1.40
   Diluted                                  (0.14)        0.77         0.51         1.44         1.38
Cash dividends                               0.28         0.28         0.28         0.26         0.22
Year-end book value                         10.46        10.90        10.42        10.19         9.04
-----------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Current assets                         $   24,986   $   25,426   $   24,658   $   23,032   $   21,831
Current liabilities                        13,328       10,609        9,973       11,560       11,672
Net working capital                        11,658       14,817       14,685       11,472       10,159
Net property, plant and equipment          11,791       12,811       12,919       13,506       12,125
Total assets                               43,654       42,190       40,869       39,316       36,035
Total borrowings/long-term debt             3,346        2,611        2,997        2,555          939
Stockholders' equity                       25,938       26,912       25,761       25,135       22,032
-----------------------------------------------------------------------------------------------------
OTHER DATA:
Capital expenditures                   $    3,143   $    2,065   $    1,678   $    3,352   $    3,678
Year-end stockholders of record               273          289          322          334          349
Year-end employees                            543          535          556          577          598
-----------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for fiscal years 2003 and 2002 were as follows:

$ in thousands,                  First      Second      Third       Fourth
except per share amounts        Quarter    Quarter     Quarter     Quarter
---------------------------------------------------------------------------
2003
Net sales                      $ 19,405    $ 19,905    $ 16,381    $ 15,472
Gross profit                      3,441       3,143       3,462       2,666
Net earnings (loss)                 324        (124)         42        (584)
Net earnings (loss) per share
   Basic                           0.13       (0.05)       0.02       (0.24)
   Diluted                         0.13       (0.05)       0.02       (0.24)
Cash dividends per share           0.07        0.07        0.07        0.07
===========================================================================
2002
Net sales                      $ 19,740    $ 22,525    $ 20,798    $ 21,786
Gross profit                      3,207       3,934       3,685       3,880
Net earnings                        293         638         416         553
Net earnings per share
   Basic                           0.12        0.26        0.17        0.22
   Diluted                         0.12        0.26        0.17        0.22
Cash dividends per share           0.07        0.07        0.07        0.07
===========================================================================

RANGE OF MARKET PRICES

Kewaunee's common stock is traded in the NASDAQ National Market System, under the symbol KEQU. The following table sets forth the quarterly high and low prices reported on the NASDAQ National Market System.

                          First     Second    Third     Fourth
                         Quarter   Quarter   Quarter   Quarter
---------------------------------------------------------------
2003
High                    $   11.05  $   9.72  $  10.75  $   9.89
Low                     $    8.50  $   7.90  $   8.70  $   7.36
Close                   $    8.98  $   9.12  $   9.71  $   8.37
===============================================================
2002
High                    $   10.17  $   9.95  $   9.66  $  11.00
Low                     $    8.90  $   7.00  $   7.81  $   9.55
Close                   $    9.65  $   8.00  $   9.66  $  10.60
===============================================================

CORPORATE INFORMATION

BOARD OF DIRECTORS                        EXECUTIVE OFFICERS
   Margaret Barr Bruemmer (1)(3)(4)(5)       William A. Shumaker
   Attorney                                  President,
   Milwaukee, WI                             Chief Executive Officer

Wiley N. Caldwell (3)(4)                  D. Michael Parker
   Retired President                         Senior Vice President, Finance,
   W. W. Grainger, Inc.                      Chief Financial Officer,
   Kenilworth, IL                            Treasurer, Secretary

John C. Campbell, Jr. (1)(2)(5)           Roger L. Eggena
   Private Consultant                        Vice President, Manufacturing
   Arlington, TX
                                          Kurt P. Rindoks
Silas Keehn (2)(3)(4)                        Vice President, Engineering
   Retired President                         and Product Development
   Federal Reserve Bank of Chicago
   Winnetka, IL                           James J. Rossi
                                             Vice President, Human Resources

Eli Manchester, Jr. (1)(3)                Kenneth E. Sparks
   Chairman of the Board                     Vice President, General Manager
   Kewaunee Scientific Corporation           Technical Furniture Group
   Statesville, NC

James T. Rhind (1)(2)(4)(5)               CORPORATE OFFICES
   Counsel to Bell, Boyd & Lloyd LLC      2700 West Front Street
   Attorneys                              Statesville, NC 28677-2927
   Chicago, IL                            P.O. Box 1842, Statesville,
                                          NC 28687-1842
                                          Telephone: 704-873-7202
William A. Shumaker (1)(3)                Facsimile: 704-873-1275
   President/CEO
   Kewaunee Scientific Corporation
   Statesville, NC
                                          EMPLOYMENT OPPORTUNITIES
                                          Individuals interested in employment
(1) Executive Committee                   with Kewaunee Scientific Corporation
(2) Audit Committee                       should contact the Vice President of
(3) Financial/Planning Committee          Human Resources, Kewaunee Scientific
(4) Compensation Committee                Corporation, P.O. Box 1842,
(5) Nominating Committee                  Statesville, NC 28687-1842. Employment
    (effective June 20, 2003)             opportunities are also listed on the
                                          Internet at http://www.kewaunee.com.
                                          Kewaunee Scientific Corporation is an
                                          equal opportunity employer.

STOCKHOLDER INFORMATION

Financial Information                     Notice of Annual Meeting
The Company's Form 10-K financial         The Annual Meeting of Stockholders of
report, filed annually with the           Kewaunee Scientific Corporation will
Securities and Exchange Commission,       be held in the 37th floor Annual
may be obtained by stockholders           Meeting Room at Harris Trust & Savings
without charge by writing the             Bank, Chicago, IL on August 27, 2003
Secretary of the Company, Kewaunee        at 10:00 a.m. Central Daylight Time.
Scientific Corporation, P.O. Box 1842,
Statesville, NC 28687-1842.

The Company's common stock is listed
on the NASDAQ National Market System.
                                          Transfer Agent
Trading symbol: KEQU                      and Registrar
                                          All stockholder inquiries, including
Recent financial information is           transfer-related matters, should be
available on the Internet at              directed to:
http://www.kewaunee.com.                  Mellon Investor Services, LLC
                                          Overpeck Centre
Independent                               85 Challenger Road
Accountants                               Ridgefield Park, NJ 07660
PricewaterhouseCoopers LLP                Telephone: 800-288-9541
Charlotte, NC                             Internet at
                                          http://www.melloninvestor.com

PRODUCT INFORMATION

Kewaunee Scientific Corporation           For more information on the Company's
products are available through a          technical furniture, contact the
network of sales representatives and a    TFG-Customer Service
national stocking distributor.            Department in Statesville, NC;
                                          telephone: 704-873-7202;
For more information on the Company's     on the Internet at
laboratory furniture, contact the         http://www.kewaunee.com;
LPG-Marketing Services                    e-mail: marketing-tfg@kewaunee.com.
Department in Statesville, NC;
telephone: 704-873-7202;
on the Internet at
http://www.kewaunee.com;
e-mail: marketing@kewaunee.com.

TRADEMARKS

ADJUSTAbench, Advantage, Alpha,           Supreme Air, TechStat, Trademark,
BasikBench, CFHS, Discovery,              TruView, Versalab, and Visionaire are
Evolution, Explorer, FlexTech,            registered trademarks of Kewaunee
Kemresin, Kemrock, Kemshield,             Scientific Corporation.
Kewaunee, Research Collection,
Signature, Silhouette, Sturdilite,
SturdiKwik,

[LOGO OF KEWAUNEE(R) SCIENTIFIC CORPORATION]
P.O. Box 1842, Statesville, NC 28687-1842
Phone: (704) 873-7202
Fax: (704) 873-1275
www.kewaunee.com