Form 10-K, Exhibit 13
period 2004-04-30
KEWAUNEE SCIENTIFIC CORP /DE/
filed 2004-07-16
CIK 55529

KEWAUNEE Scientific Corporation

2004 ANNUAL REPORT

CORPORATE PROFILE

Kewaunee Scientific Corporation is a recognized leader in the design, manufacture, and installation of laboratory and technical furniture products. Laboratory furniture products include both steel and wood cabinetry, fume hoods, flexible systems, and worksurfaces. Technical furniture products include workstations, workbenches, computer enclosures, and network storage systems.

The Company’s corporate headquarters and manufacturing facilities are located in Statesville, North Carolina. The Company also has subsidiaries in Singapore and Bangalore, India that serve the Asian markets.

TABLE OF CONTENTS

2	Letter to Stockholders

4	Products

6	Forward-Looking Statement Disclosure

6	Management’s Discussion and Analysis

11	Consolidated Financial Statements and Notes

24	Reports of Independent Registered Public Accountants and Management

26	Summary of Selected Financial Data

27	Quarterly Financial Data

28	Corporate Information

FINANCIAL HIGHLIGHTS

KEWAUNEE SCIENTIFIC CORPORATION

$ in thousands, except per share amounts	2004	2003
OPERATING DATA:
Net sales	$94,700	$71,163
Earnings (loss) before income taxes	$2,083	$(891)
Net earnings (loss)	$1,462	$(342	)*
Net earnings (loss) per diluted share	$0.59	$(0.14	)*

Cash dividends per share	$0.28	$0.28

YEAR-END DATA:
Cash and cash equivalents	$1,167	$520
Net working capital	$12,617	$11,658
Total borrowings/long-term debt	$9,045	$3,346
Stockholders’ equity	$26,791	$25,938
Book value per share	$10.77	$10.46
Closing market price per share	$10.66	$8.37

*	Fiscal year 2003 includes after tax non-recurring charges of $909,000, or $0.37 per diluted share. See Management’s Discussion and Analysis in this Annual Report for a further discussion of the financial results of the Company, including information regarding non-recurring costs.

LETTER TO STOCKHOLDERS

Fiscal year 2004 was a very good sales year for Kewaunee. Sales increased to a record $94.7 million, up 33% over the prior year. Significant sales increases occurred in all of our major markets. Spending for laboratory construction for higher education science buildings was particularly strong during the year. Sales also benefited from increased spending for pharmaceutical and other industrial research, continued growth of our international business, and a modest rebound in sales of our technical furniture products. We ended the year with an order backlog of $43.1 million. Although this was lower than the $51.5 million order backlog at the end of last year, it was healthy as compared to our order backlogs of previous years.

Net earnings for the year were $1,462,000, or $0.59 per diluted share. This compares to a net loss of $342,000, or $0.14 per diluted share, reported for the prior year. The prior year’s results were reduced by after-tax non-recurring charges of $909,000, primarily costs associated with the relocation of our Lockhart, Texas operation to Statesville, North Carolina.

Our operating costs were significantly reduced during the year. As expected, our state-of-the art powder coat system installed late last year provided us with both reduced manufacturing costs and improved paint quality. Reduced expenses were also realized from the consolidation of our Texas operation in Statesville completed late last year, a number of on-going cost reduction activities, and strict controls on spending throughout the organization. These actions allowed us to hold operating expenses for the year flat with the prior year at $13.5 million, while sales increased 33%. As a percent of sales, operating expenses declined to 14.2%, from 18.9% in the prior year.

Despite our success in reducing costs, much more needs to be done. We experienced very aggressive pricing in the laboratory furniture marketplace during the year, which many times required us to lower selling prices. The resulting lower prices, plus substantial increases in energy costs and increases in costs of our two principal raw materials, steel and wood, more than offset the favorable impact of our lower manufacturing costs during the year.

Our major emphasis for fiscal year 2005 is to improve significantly our gross profit margins. We recognize this is integral to achieving the profitability and the return on investment our stockholders deserve. We are encouraged that this goal is being pursued with vigor throughout the entire organization. Our progress to-date has been excellent, and this is adding to management’s enthusiasm and determination to reach our goal.

A bright spot for the Company continues to be our expansion into the Asian markets through our subsidiaries in India and Singapore. Sales to customers in these areas increased to $6.4 million, nearly doubling from the prior year. We are excited about this opportunity and the need for our products in the rapidly growing international laboratory research market.

We are proud of several awards received in fiscal year 2004. The Statesville City Council presented Kewaunee its “Industry of the Year” award, as well as their “PACE” (Positive Action in Contributing to Environmental Excellence) award. Kewaunee’s workers’ compensation insurance carrier also presented the Company with their “Zero Accident Culture” award, which recognized our employees for working over two million hours without incurring a day of work lost due to an on-the-job accident.

The development and customer acceptance of our new products allows Kewaunee to remain a leader in product solutions for the laboratory. During the year, a number of our recently-introduced products were selected by several prestigious customers and installed in new major research facilities. We continued our commitment to new products during the year, including the introduction of our Supreme Air LV fume hood at our annual industry show in Chicago in March 2004. This new generation fume hood, saves energy and is environmentally friendly. We are now aggressively marketing this unique and important additional product line in all of our domestic and international laboratory research markets.

We remain optimistic about the long-term markets for Kewaunee’s products. Laboratory construction spending for higher education science buildings is expected to remain strong for many years. We are cautiously optimistic that research and development spending by our important industrial research customers will continue to improve toward historical levels. We remain excited about future opportunities in the international marketplace, particularly in light of the early success of our Asian subsidiaries. In addition to our current markets, several redesigned products are expected to provide opportunities to penetrate new markets.

We greatly appreciate the on-going support and contributions of our associates; our network of agencies and representatives; our national stocking distributor, VWR International; our customers; and our loyal stockholders.

Sincerely,

Eli Manchester, Jr.	William A. Shumaker
Chairman of the Board	President, Chief Executive Officer

July 2004

See page 6 of this Annual Report for a discussion of factors that could significantly impact results or achievements expressed or implied by forward-looking statements made in this letter.

QUALITY PRODUCTS FOR CUSTOMERS WORLDWIDE

QUALITY

Kewaunee Scientific Corporation continues a tradition of excellence in the manufacture of innovative laboratory and technical furniture products for customers in industrial, government, educational, high-tech, and healthcare markets around the world. In addition to maintaining full-service sales networks throughout the United States, we continue to expand our international sales organization through subsidiaries in India and Singapore. These organizations allow us to take advantage of opportunities in the fast-growing markets of India, Southeast Asia, China, and the Middle East, providing the Company with deeper market penetration and opportunities for increased sales as the operations mature.

Kewaunee’s laboratory products include a wide selection of steel and wood cabinet designs and systems, fume hoods, and worksurfaces. The steel Research Collection offers eight styles, including both inset and full overlay versions, with a variety of hardware options. Four wood Signature Series styles allow the customer to select from traditional or contemporary appearances. The Alpha System mobile workstations provide unlimited configuration options, and can incorporate our Modular Service Carriers. Kewaunee’s Kemresin epoxy worksurfaces complement our casework with superior chemical resistance. Our comprehensive fume hood line consists of the Supreme Air Series, offering a variety of models that can be tailored to any application; the TruView teaching hoods, providing multi-sided visibility of the interior work chamber; and our Supreme Air LV low constant volume fume hoods, a new standard in fume hood design with several patents issued. The LV hood, which is unique in the industry, employs user-friendly ergonomic features to provide a safe flow of clean air.

Kewaunee’s technical furniture provides intelligent solutions for a diverse and rapidly changing high-tech industry. Our flexibility for rapid product development is a core competency that allows customization of our Sturdilite, Basikbench, and Evolution modular workstations and enclosures to meet exact customer specifications. Sturdilite pedestal-based furniture answers the requirement for a variety of storage options, and includes electro-static discharge control capabilities. The Evolution product line satisfies customer needs for rapid mobilization and reconfiguration. These workstations feature flexible approaches to worksurface height requirements, outlet arrangement, cable raceways, storage provisions, and overhead lighting. The power of ingenuity is inherent in our ability to design and manufacture customized products to meet the demands of this competitive marketplace.

In summary, the Company continues to build on our comprehensive product offerings through research and development of new and improved designs. Our overseas presence is well established, and we are solidifying and expanding on the products and services that these organizations can provide. All Kewaunee associates are committed to a standard of excellence that delights and satisfies our diverse customer base, and contributes to our ongoing sales and profit goals.

PRODUCTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including the Letter to Stockholders, narrative text, captions, and Management’s Discussion and Analysis of Financial Condition and Results of Operations, constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that could significantly impact results or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, economic, competitive, governmental, and technological factors affecting the Company’s operations, markets, products, services, and prices. The cautionary statements made pursuant to the Reform Act herein and elsewhere by the Company should not be construed as exhaustive. The Company cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms “believes,” “belief,” “expects,” “plans,” “objectives,” “anticipates,” “intends,” or the like to be uncertain and forward-looking.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The Company is a recognized leader in the design, manufacture, and installation of laboratory and technical furniture products. Laboratory furniture products include both steel and wood cabinetry, fume hoods, flexible systems, and worksurfaces. Technical furniture products include workstations, workbenches, computer enclosures, and network storage systems.

The Company’s products are primarily sold through purchase orders and contracts submitted by customers through the Company’s dealers and commissioned agents, a national distributor, and through competitive bids submitted by the Company and its subsidiaries. Products are sold principally to pharmaceutical, biotechnology, industrial, chemical and commercial research laboratories, educational institutions, healthcare institutions, governmental entities, manufacturing facilities, and users of networking furniture. The Company considers the markets in which it competes to be highly-competitive, with a significant amount of the business involving competitive public bidding.

It is common in the laboratory furniture industry for customer orders to require delivery at extended future dates, as products are frequently to be installed in buildings yet to be constructed. Changes or delays in building construction may cause delays in delivery of the orders and recognition of the sale by the Company.

The Company’s headquarters and manufacturing facilities are located in Statesville, North Carolina. The Company also has subsidiaries in Singapore and Bangalore, India that serve the Asian markets. Although only approximately 6.8% of the Company’s sales were to customers outside the United States in fiscal year 2004, these sales are considered an important part of the Company’s long-term growth strategy.

CRITICAL ACCOUNTING POLICIES

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of its financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates. The Company believes that the following discussion addresses the Company’s most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results of operations, and require management’s most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

PRINCIPLES OF CONSOLIDATION

The Company’s consolidated financial statements include the accounts of Kewaunee Scientific Corporation and its subsidiaries. The subsidiaries include Kewaunee Labway Asia Pte. Ltd., a dealer for the Company’s products in Singapore; Labway Scientific India Pvt. Ltd., a dealer for the Company’s products in Bangalore, India; and Kewaunee Scientific Corporation India Pvt. Ltd. in Bangalore, India, an assembly operation. All intercompany balances, transactions, and profits have been eliminated.

REVENUE RECOGNITION

The Company generally recognizes product sales at the date of the shipment of its products, or when customers have purchased and accepted title of the goods, but because of construction delays, requested the Company to temporarily store the finished goods on the customer’s behalf. Product sales for fixed-price construction contracts are recognized under the percentage-of-completion method of accounting, with product sales revenue allocated based on costs incurred for products completed and shipped to the customer. Deferred revenue consists of customer deposits and advanced billings on the Company’s products where sales have not yet been recognized. A provision for losses expected to be incurred on a fixed-price contract is made in the period such loss becomes known. Service revenue for installation of product sold is recognized as the work is performed. A high degree of management judgment is required with respect to periodic estimates of profit and product costs on these contracts. Warranty costs are expensed as incurred. Shipping and handling costs are included in cost of sales.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company evaluates the collectibility of its trade accounts receivable based on a number of factors. In circumstances where management is aware of a customer’s inability to meet its financial obligations to the Company, or a project dispute makes it unlikely that all of the receivable owed by a customer will be collected, a specific reserve for bad debts is estimated and recorded, which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, a general reserve for bad debts is estimated and recorded based on the Company’s recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding.

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

RESULTS OF OPERATIONS

Sales for fiscal year 2004 were $94.7 million, an increase of 33.1% from fiscal year 2003 sales of $71.2 million. Sales during the year benefited from an improved marketplace for the Company’s products and the strong order backlog at the end of the prior year.

Sales for fiscal year 2003 were $71.2 million, a decline of 16.1% from fiscal year 2002 sales of $84.8 million. Sales during the year were significantly impacted by a decline in the number of traditional mid-sized laboratory projects in the marketplace with products which could be shipped in the 2003 fiscal year. Sales were further affected by a continuing decline in demand for technical products.

The Company’s order backlog was $43.1 million at April 30, 2004, as compared to $51.5 million at April 30, 2003, and $34.2 million at April 30, 2002. The decrease in the order backlog at April 30, 2004 was primarily due to the absence of one unusually large order that was received in the prior year and shipped in the current year.

During fiscal year 2003, the Company incurred certain non-recurring costs described below and discussed in the Letter to Stockholders. For comparative purposes, following the disclosure of certain financial measures, which include the applicable non-recurring costs, the Company has reported the same financial measures which exclude the applicable non-recurring costs. The Company has included this additional information because it believes that the disclosures which exclude the non-recurring costs are a better measure of the Company’s performance during the period reported and are more useful for comparing the Company’s results of operations to prior and succeeding periods.

Pretax non-recurring costs of $1,490,000 were recorded in fiscal year 2003. These costs included $1,140,000 associated with the relocation of the Company’s operation in Lockhart, Texas, to Statesville, North Carolina, and $350,000 associated with the replacement of the Company’s paint system in Statesville. On an after-tax basis, these costs were $909,000, or $0.37 per diluted share.

Gross profit represented 16.6%, 17.9%, and 17.3% of sales in fiscal years 2004, 2003, and 2002, respectively. The decline in gross profit margin in fiscal year 2004 from fiscal year 2003 was due to a number of factors, including highly-aggressive pricing in the marketplace, substantial increases in energy costs, and significant increases in costs of steel and wood raw materials. Excluding non-recurring costs discussed above affecting the gross profit margin, the gross profit margin in fiscal year 2003 was 18.6%. This improvement over the gross profit margin in fiscal year 2002 was primarily the result of cost improvement projects implemented during the year.

Operating expenses were $13.5 million, $13.5 million, and $11.8 million in fiscal years 2004, 2003, and 2002, respectively, and 14.2%, 18.9%, and 13.9% of sales. Strict controls on spending in fiscal year 2004 maintained operating expenses at a relatively flat dollar level compared to the prior year, despite the significant increase in sales for the year. Excluding non-recurring costs discussed above, operating expenses in fiscal year 2003 were $12.5 million, or 17.6% of sales. The increase in fiscal year 2003 over fiscal year 2002 resulted primarily from higher administrative expenses.

The net of other income and expense was income of $186,000 and $28,000, respectively, in fiscal years 2004 and 2003, as compared to expense of $6,000 in fiscal year 2002. Other income of $186,000 includes $295,000 received during the year from the resolution of a disputed claim for laboratory furniture sold by the Company several years earlier.

Interest expense was $301,000, $155,000, and $206,000 in fiscal years 2004, 2003, and 2002, respectively. The increase in interest expense for fiscal year 2004 resulted from higher levels of borrowings during the year as discussed below. The decline in interest expense for fiscal year 2003 resulted primarily from lower interest rates.

The Company recorded an income tax expense of $621,000, or 29.8% of pretax earnings, in fiscal year 2004. The Company recorded an income tax benefit of $549,000, or 61.6% of pretax loss, in fiscal year 2003. This compares to income tax expense of $793,000, or 29.4% of pretax earnings, in fiscal year 2002. The effective rate for each of these years differs from the statutory rate due to state income tax credits available from investments in certain qualifying machinery and from research and development expenditures, while the effective rate for fiscal year 2003 was also impacted by the pretax loss for the year.

Net earnings in fiscal year 2004 were $1.5 million, or $0.59 per diluted share. A net loss of $342,000, or $0.14 per diluted share, was reported for fiscal year 2003. The net loss for the fiscal year 2003 included after-tax non-recurring costs of $909,000 discussed above, or $0.37 per diluted share. Net earnings in fiscal year 2002 were $1.9 million, or $0.77 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity have historically been funds generated from operating activities, supplemented as needed by borrowings under the Company’s revolving credit facility. Additionally, certain machinery and equipment are financed by non-cancelable operating leases.

Primarily due to the large increase in receivables outstanding resulting from the significant increase in sales, the Company’s operating activities in fiscal year 2004 used cash of $2.8 million. Additionally, cash was used during the year for capital expenditures of $1.6 million and cash dividends paid of $696,000.

As a result of these cash requirements, advances under the Company’s unsecured credit facility increased to $6,996,000 at April 30, 2004, from $1,416,000 at April 30, 2003. Because of the increased requirements, in June 2003, the Company increased its borrowing capacity under its unsecured revolving credit facility to $9.0 million from $7.0 million. The current credit facility matures in December 2004, and the Company intends to replace it with a new facility prior to the maturity date.

The Company believes that funds generated from operations, supplemented as needed by borrowings under the credit facility or new borrowings, will be sufficient to support ongoing business requirements, including capital expenditures.

The Company has entered into a bank note collateralized by certain machinery and equipment. The loan is repayable in equal monthly installments plus interest. The unpaid balance was $2.0 million at April 30, 2004. The note includes certain financial covenants as to tangible net worth, funds flow coverage, current ratio, and ratio of liabilities to tangible net worth. The Company has entered into an interest rate swap agreement, whereby a substantial portion of the outstanding principal amount of the bank note effectively converted to a fixed rate on May 1, 2002. The notional amount of this cash flow hedge is reduced in the same proportion as the principal balance of the bank note over the remaining term of the bank note.

The Company leases some of its machinery and equipment under non-cancelable operating leases. During fiscal year 2003, the Company entered into a 10-year operating lease for a new distribution center in Statesville, North Carolina, replacing several facilities that were leased on a month-to-month basis. Most of these leases provide the Company with renewal and purchase options, and most leases of machinery and equipment have certain early cancellation rights. The following table summarizes the obligated cash payments for these commitments as of April 30, 2004:

PAYMENTS DUE BY PERIOD

Contractual Obligations	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term Debt (principal only)	$2,049,000	$1,118,000	$931,000	$—	$—
Operating Leases	5,738,000	1,102,000	1,972,000	1,316,000	1,348,000

Total Contractual Cash Obligations	$7,787,000	$2,220,000	$2,903,000	$1,316,000	$1,348,000

Operating activities used cash of $2.8 million in fiscal year 2004 and provided cash of $1.3 million and $4.5 million in fiscal years 2003 and 2002, respectively. The primary use of cash in fiscal year 2004 was to fund the significant increase in receivables, which was partially offset by funds provided from operating earnings and a decline in inventory levels. In fiscal year 2003, cash was provided primarily from operating earnings before depreciation, a decrease in receivables, and an increase in accounts payable and accrued expenses. The impact of these items in fiscal year 2003 was partially offset by cash used to support higher inventory levels, cash contributions of $2.2 million to the Company’s defined pension plans, and prepaid income taxes. The cash provided by operating activities in fiscal year 2002 was primarily from earnings before depreciation.

Capital expenditures were $1.6 million, $3.1 million, and $2.1 million in fiscal years 2004, 2003, and 2002, respectively. Capital expenditures in fiscal year 2004 were funded primarily from borrowings under the Company’s credit facility. Capital expenditures in fiscal year 2003 were funded primarily from cash generated from operating activities, borrowings under the Company’s credit facility, and proceeds from sales of property, plant and equipment. Capital expenditures in fiscal year 2002 were funded primarily by cash from operating activities. Fiscal year 2005 capital expenditures are anticipated to be in the range of $1 million to $1.5 million and are expected to be funded primarily by operating activities.

Working capital increased to $12.6 million at April 30, 2004, from $11.7 million at April 30, 2003, and the ratio of current assets to current liabilities decreased to 1.7-to-1 at April 30, 2004, from 1.9-to-1 at April 30, 2003. The increase in working capital in fiscal year 2004 resulted primarily from operating earnings.

The Company paid cash dividends of $0.28 per share for each of the fiscal years 2004, 2003, and 2002. The Company expects to pay dividends in the future in line with the Company’s actual and anticipated future operating results.

RECENT ACCOUNTING STANDARDS

In December 2003, the FASB revised Statement of Financial Accounting Standards (“SFAS”) No. 132, “Employers’ Disclosures about Pensions and other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88, and 106.” This new SFAS 132 retains all of the disclosure requirements of SFAS No. 132; and requires additional annual disclosures describing types of plan assets, investment strategy, measurement date(s), expected employer contributions, plan obligations, and expected benefit payments of defined benefit pension plans and other defined benefit postretirement plans. The disclosure requirements have been adopted in the Company’s fiscal year 2004 financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes classification and measurement standards for three types of freestanding financial instruments that have characteristics of both liabilities and equity. Instruments within the scope of SFAS 150 must be classified as liabilities within the Consolidated Financial Statements and be reported at settlement date value. In November 2003, through the issuance of FASB Staff Position (“FSP”) 150-3, the FASB indefinitely deferred the effective date of certain provisions of SFAS 150. In fiscal year 2004, the Company adopted SFAS 150, as modified by FSP 150-3 and determined that it did not have a material effect on its financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 specifies when a derivative contains a financial component that requires special reporting in the Consolidated Statement of Cash Flows. SFAS 149 also amends certain other existing pronouncements in order to improve consistency in reporting these types of transactions. The new guidance is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In fiscal year 2004, the Company adopted SFAS 149 and determined that it did not have a material effect on its financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate the variable interest entities. In fiscal year 2003, the Company adopted FIN 46 and determined that it did not have a material effect on its financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 148 provides alternate methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The Company adopted SFAS 148 disclosure requirements for the Company’s 2003 fiscal year financial statements.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which is effective for exit or disposal activities initiated after December 31, 2002, with early adoption permitted. This statement requires that liabilities associated with exit or disposal activities initiated after adoption be recognized and measured at fair value when incurred, as opposed to at the date an entity commits to the exit or disposal plans. In fiscal year 2003, the Company adopted SFAS 146 and determined that it did not have a material effect on its financial condition or results of operations.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED APRIL 30	KEWAUNEE SCIENTIFIC CORPORATION

$ and shares in thousands, except per share amounts	2004	2003	2002
Net sales	$94,700	$71,163	$84,849
Costs of products sold	79,011	58,451	70,143

Gross profit	15,689	12,712	14,706
Operating expenses	13,491	13,476	11,801

Operating earnings (loss)	2,198	(764)	2,905
Other income (expense)	186	28	(6)
Interest expense	(301)	(155)	(206)

Earnings (loss) before income taxes	2,083	(891)	2,693
Income tax expense (benefit)	621	(549)	793

Net earnings (loss)	$1,462	$(342)	$1,900

Net earnings (loss) per share
Basic	$0.59	$(0.14)	$0.77
Diluted	$0.59	$(0.14)	$0.77

Weighted average number of common shares outstanding
Basic	2,486	2,478	2,468
Diluted	2,497	2,485	2,481

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED APRIL 30	KEWAUNEE SCIENTIFIC CORPORATION

$ in thousands, except per share amounts	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance at April 30, 2001	$6,550	$150	$19,938	$—	$(877)	$25,761
Net earnings	—	—	1,900	—	—	1,900
Cash dividends declared, $0.28 per share	—	—	(692)	—	—	(692)
Stock options exercised, 8,750 shares	—	(4)	—	—	54	50
Purchase of treasury stock, 12,966 shares	—	—	—	—	(107)	(107)

Balance at April 30, 2002	6,550	146	21,146	—	(930)	26,912

Net (loss)	—	—	(342)	—	—	(342)
Cash dividends declared, $0.28 per share	—	—	(694)	—	—	(694)
Stock options exercised, 11,749 shares	—	(1)	—	—	72	71
Foreign currency translation adjustments	—	—	—	22	—	22
Change in fair value of cash flow hedge, net of tax	—	—	—	(31)	—	(31)

Balance at April 30, 2003	6,550	145	20,110	(9)	(858)	25,938

Net earnings	—	—	1,462	—	—	1,462
Cash dividends declared, $0.28 per share	—	—	(696)	—	—	(696)
Stock options exercised, 7,525 shares	—	(4)	—	—	46	42
Foreign currency translation adjustments	—	—	—	27	—	27
Change in fair value of cash flow hedge, net of tax	—	—	—	18	—	18

Balance at April 30, 2004	$6,550	$141	$20,876	$36	$(812)	$26,791

The accompanying Notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

APRIL 30	KEWAUNEE SCIENTIFIC CORPORATION

$ and shares in thousands, except per share amounts	2004	2003
ASSETS
Current Assets
Cash and cash equivalents	$1,167	$520
Receivables, less allowance: $858 (2004); $494 (2003)	24,987	16,138
Inventories	4,285	5,958
Deferred income taxes	517	89
Prepaid income taxes	165	1,499
Prepaid expenses and other current assets	415	782

Total Current Assets	31,536	24,986

Property, Plant and Equipment
Land	41	41
Buildings and improvements	9,521	9,475
Machinery and equipment	23,684	22,410

Property, plant and equipment	33,246	31,926
Accumulated depreciation	(21,884)	(20,135)

Net Property, Plant and Equipment	11,362	11,791

Prepaid pension cost	2,870	2,906
Property held for sale	1,450	1,450
Other	3,243	2,521

Other Assets	7,563	6,877

Total Assets	$50,461	$43,654

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Short-term borrowings	$6,996	$1,416
Current portion of long-term debt	1,118	681
Accounts payable	6,924	8,338
Employee compensation and amounts withheld	1,507	1,203
Deferred revenue	1,152	856
Other accrued expenses	1,222	834

Total Current Liabilities	18,919	13,328

Long-term Debt	931	1,249
Deferred Income Taxes	1,013	1,150
Accrued Employee Benefit Plan Costs	2,325	1,634
Other Long-term Liabilities	482	355

Total Liabilities	23,670	17,716

Commitments and Contingencies (Note 7)
Stockholders' Equity
Common stock, $2.50 par value: Authorized–5,000 shares; Issued–2,620 shares	6,550	6,550
Additional paid-in-capital	141	145
Retained earnings	20,876	20,110
Accumulated other comprehensive loss	36	(9)
Common stock in treasury, at cost: 132 shares (2004); 139 (2003)	(812)	(858)

Total Stockholders' Equity	26,791	25,938

Total Liabilities and Stockholders' Equity	$50,461	$43,654

The accompanying Notes are an integral part of these Consolidated Financial Statements

YEARS ENDED APRIL 30	KEWAUNEE SCIENTIFIC CORPORATION

$ in thousands	2004	2003	2002
Cash Flows from Operating Activities
Net earnings (loss)	$1,462	$(342)	$1,900
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation	2,048	2,307	2,173
Bad debt provision	454	258	155
(Increase) decrease in deferred income tax expense	(565)	717	196
Gain on disposal of property, plant and equipment	—	(99)	—
Decrease (increase) in prepaid income taxes	1,334	(1,203)	462
(Increase) decrease in receivables	(9,303)	2,583	(1,505)
Decrease (increase) in inventories	1,673	(2,649)	1,061
Decrease (increase) in prepaid pension cost	36	(1,573)	(896)
(Decrease) increase in accounts payables and accrued expenses	(722)	928	1,118
Increase (decrease) in deferred revenue	296	375	(543)
Other, net	508	(3)	338

Net cash (used in) provided by operating activities	(2,779)	1,299	4,459

Cash Flows from Investing Activities
Capital expenditures	(1,619)	(3,143)	(2,065)
Proceeds from sale of property, plant and equipment	—	505	—

Net cash used in investing activities	(1,619)	(2,638)	(2,065)

Cash Flows from Financing Activities
Dividends paid	(696)	(694)	(692)
Net increase in short-term borrowings	5,580	1,416	—
Proceeds from long-term debt	1,200	—	250
Payments on long-term debt	(1,081)	(681)	(636)
Proceeds from exercise of stock options (including tax benefit)	42	71	50
Purchase of treasury stock	—	—	(107)

Net cash provided by (used in) financing activities	5,045	112	(1,135)

Increase (Decrease) in Cash and Cash Equivalents	647	(1,227)	1,259
Cash and Cash Equivalents at Beginning of Year	520	1,747	488

Cash and Cash Equivalents at End of Year	$1,167	$520	$1,747

Supplemental Disclosure of Cash Flow Information
Interest paid	$289	$150	$205
Income taxes (refunded) paid	$(506)	$4	$115

The accompanying Notes are an integral part of these Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kewaunee Scientific Corporation (the “Company”) is a manufacturer of laboratory and technical furniture, including steel and wood laboratory cabinetry, fume hoods, network storage systems, worksurfaces, workstations, workbenches, and computer enclosures. Sales are made through purchase orders and contracts submitted by customers, the Company’s dealers and agents, a national stocking distributor, competitive bids submitted by the Company, and subsidiaries located in Singapore and Bangalore, India. The majority of the Company’s products are sold to customers located in North America, primarily within the United States. The Company’s laboratory products are used in chemistry, physics, biology, and other general science laboratories in the pharmaceutical, biotechnology, industrial, chemical, commercial, educational, government, and health care markets. Technical products are used in manufacturing facilities of computers and light electronics, and by users of computer and networking furniture.

Principles of Consolidation The consolidated financial statements include the accounts of Kewaunee Scientific Corporation and its subsidiaries. The subsidiaries include Kewaunee Labway Asia Pte. Ltd., a dealer for the Company’s products in Singapore; Labway Scientific India Pvt. Ltd., a dealer for the Company’s products in Bangalore, India; and Kewaunee Scientific Corporation India Pvt. Ltd., an assembly operation in Bangalore, India. All significant intercompany balances, transactions, and profits have been eliminated.

Cash and Cash Equivalents Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. At April 30, 2004 and April 30, 2003, approximately $362,000 and $176,000, respectively, of bank deposits of a subsidiary were pledged under a credit arrangement. At April 30, 2003, there were approximately $1.8 million of outstanding checks included in accounts payable in the accompanying consolidated balance sheet.

Inventories Inventories are valued at the lower of cost or market. Cost has been determined using the last-in, first-out (LIFO) method for all inventories.

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined for financial reporting purposes principally on the straight-line method over the estimated useful lives of the individual assets or, for leaseholds, over the terms of the related leases, if shorter. The lives, by category, generally are as follows: buildings and improvements, 10-40 years; leasehold improvements, 10 years; furniture, fixtures, and office equipment, 3-5 years; computer equipment, 3-5 years; factory machinery and vehicles, 5-10 years. Management reviews the carrying value of property, plant and equipment for impairment whenever changes in circumstances or events indicate that such carrying value may not be recoverable. If projected undiscounted cash flows are not sufficient to recover the carrying value of the potentially impaired asset the carrying value is reduced to fair value.

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

Fair Value of Financial Instruments The Company’s financial instruments include cash and cash equivalents, cash surrender value of life insurance policies, long-term debt, and short-term borrowings. Management believes the carrying value of these assets and liabilities approximate fair value.

Sales Recognition Product sales are generally recognized at the date of shipment, or when customers have purchased and accepted title of the goods, but because of construction delays, requested the Company to temporarily store the finished goods on the customer’s behalf. Product sales for fixed-price construction contracts are recognized under the percentage-of-completion method of accounting, with product sales revenue allocated based on costs incurred for products completed and shipped to the customer. Deferred revenue consists of customer deposits and advanced billings on the Company’s products where sales have not yet been recognized. A provision for losses expected to be incurred on a fixed-price contract is made in the period such loss becomes known. Service revenue for installation of product sold is recognized as the work is performed. Accounts receivable includes retainage in the amounts of $3,479,000 and $2,019,000 at April 30, 2004 and April 30, 2003, respectively, on certain sales made under contractual agreements. Warranty costs are expensed as incurred. Shipping and handling costs are included in cost of sales.

Credit Concentration The Company’s credit risk is generally not concentrated with any one customer or industry, although the Company does enter into large contracts with individual customers from time-to-time. The Company performs credit evaluations of its customers. Revenues from one customer represented 11%, 14%, and 12% of the Company’s total sales in fiscal years 2004, 2003, and 2002, respectively.

Income Taxes Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Advertising Costs The Company expenses advertising costs as incurred, including trade shows, training materials, sales samples, catalogs, and other related expenses. Advertising costs for the years ended April 30, 2004, 2003, and 2002 were $219,000, $338,000, and $410,000, respectively.

Earnings Per Share Basic earnings per share is based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the assumed exercise and conversion of outstanding options under the Company’s stock option plans, except when options have an antidilutive effect.

Accounting for Stock Options The Company accounts for stock options granted to employees and directors using the intrinsic value method. Under this method, no compensation expense is recorded since the exercise price of the stock options is equal to the market price of the underlying stock on the grant date. Had compensation expense for the stock options issued been determined consistent with FASB Statement No. 123, “Accounting for Stock-Based Compensation,” net earnings (loss) and net earnings (loss) per share would have been reduced to the following pro forma amounts:

	2004	2003	2002
Net earnings (loss) as reported	$1,462	$(342)	$1,900
Pro forma compensation cost	(62)	(110)	(111)

Net earnings (loss) pro forma	1,400	(452)	1,789

Net earnings (loss) per share – Basic
As reported	$0.59	$(0.14)	$0.77
Pro forma	0.56	(0.18)	0.72

Net earnings (loss) per share – Diluted
As reported	$0.59	$(0.14)	$0.77
Pro forma	0.56	(0.18)	0.72

The Company did not grant any stock options during fiscal year 2004. The estimated weighted average fair value of options granted under the Company’s stock option plans was $3.59 in 2003 and $3.91 in 2002. The options were valued using the Black-Scholes option-pricing model with the following assumptions used for 2003 and 2002, respectively: dividend yield of 3.0%; expected volatility of 46% and 48%; risk-free interest of 4.24% and 4.95%; and an expected life of 7.25 years.

Segment Reporting Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) 131, “Disclosure about Segments of an Enterprise and Related Information,” establishes standards for the way that public companies report information about products and services, geographic areas, and major customers. Management has reviewed SFAS 131 and determined that the Company has a single reportable segment.

Property Held for Sale Property held for sale at April 30, 2004 and April 30, 2003 consisted primarily of land and buildings owned by the Company in Lockhart, Texas. This property was the site of the Company’s Texas operation that was relocated to Statesville, North Carolina in the fourth quarter of fiscal year 2003. Management believes the fair value of these assets exceed their book value.

Derivative Financial Instruments The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” effective January 1, 2001. SFAS No. 133 requires that the Company record derivatives on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The nature of the Company’s business activities involves the management of various financial and market risks, including those related to changes in interest rates. The Company employs derivative financial instruments, such as interest rate swap contracts, to mitigate certain of those risks. The Company does not enter into derivative instruments for speculative purposes.

New Accounting Standards In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88, and 106.” This new SFAS 132 retains all of the disclosure requirements of SFAS No. 132; and requires additional annual disclosures describing types of plan assets, investment strategy, measurement date(s), expected employer contributions, plan obligations, and expected benefit payments of defined benefit pension plans and other defined benefit postretirement plans. The disclosure requirements have been adopted in the Company’s fiscal year 2004 financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes classification and measurement standards for three types of freestanding financial instruments that have characteristics of both liabilities and equity. Instruments within the scope of SFAS 150 must be classified as liabilities within the Consolidated Financial Statements and be reported at settlement date value. In November 2003, through the issuance of FASB Staff Position (“FSP”) 150-3, the FASB indefinitely deferred the effective date of certain provisions of SFAS 150. In fiscal year 2004, the Company adopted SFAS 150, as modified by FSP 150-3 and determined that it did not have a material effect on its financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 specifies when a derivative contains a financial component that requires special reporting in the Consolidated Statement of Cash Flows. SFAS 149 also amends certain other existing pronouncements in order to improve consistency in reporting these types of transactions. The new guidance is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In fiscal year 2004, the Company adopted SFAS 149 and determined that it did not have a material effect on its financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate the variable interest entities. In fiscal year 2003, the Company adopted FIN 46 and determined that it did not have a material effect on its financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 148 provides alternate methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The Company adopted SFAS 148 disclosure requirements for the Company’s 2003 fiscal year financial statements.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which is effective for exit or disposal activities initiated after December 31, 2002, with early adoption permitted. This statement requires that liabilities associated with exit or disposal activities initiated after adoption be recognized and measured at fair value when incurred, as opposed to at the date an entity commits to the exit or disposal plans. In fiscal year 2003, the Company adopted SFAS 146 and determined that it did not have a material effect on its financial condition or results of operations.

NOTE 2—INVENTORIES

Inventories consisted of the following at April 30:

$ in thousands	2004	2003
Finished goods	$1,364	$2,402
Work-in-process	1,373	1,812
Materials and components	1,548	1,744

Total inventories	$4,285	$5,958

If inventories had been determined using the first-in, first-out (FIFO) method at April 30, 2004 and 2003, reported inventories for both periods would have been $2.3 million greater.

NOTE 3—LONG-TERM DEBT AND OTHER CREDIT ARRANGEMENTS

Long-term debt consisted of the following at April 30:

$ in thousands	2004	2003
Note payable, bank	$2,049	$1,930
Less – payable within 1 year	1,118	681

Long-term portion	$931	$1,249

In February 2001, the Company borrowed $3.1 million under a bank loan collateralized by certain machinery and equipment, with the loan repayable in 60 equal monthly installments plus interest. In February 2002, and June 2003, the Company borrowed an additional $250,000 and $1,200,000, respectively, under the loan, and the monthly payments were recalculated to amortize the loan balance over the remaining term of the original loan. Scheduled payments under the loan are $1,118,000 and $931,000 in fiscal years 2005 and 2006, respectively.

Monthly interest payments are payable under the rate calculated at the lower of (1) the LIBOR Market Index Rate plus 1.75%, or (2) the lender’s Prime Rate minus 0.75%. The borrowing rate was 2.85% at April 30, 2004. The loan includes certain financial covenants as to tangible net worth, funds flow coverage, current ratio, and ratio of liabilities to tangible net worth.

The Company entered into an interest rate swap agreement in fiscal year 2002 to mitigate future fluctuations in interest rates. Under the agreement, $1.5 million of the outstanding principal amount of the bank loan effectively converted to a fixed rate of 6.37% on May 1, 2002. The notional amount of this interest rate hedge is reduced in the same proportion as the principal balance of the bank loan over the remaining term of the bank loan. The fair value of this cash flow hedge (net of tax) was a loss of $13,000 at April 30, 2004, which is reflected as an adjustment to stockholders’ equity in the consolidated financial statements.

The Company has an unsecured revolving credit facility for borrowings of up to $9 million that expires in December 2004. There were advances of $6,996,000 outstanding under this facility as of April 30, 2004. Monthly interest payments are payable under the facility calculated at the lower of (1) the LIBOR Market Index Rate plus 1.75%, or (2) the lender’s Prime Rate minus 1.00%. The borrowing rate was 2.85% at April 30, 2004. The Company intends to replace the revolving credit facility with a new facility prior to its maturity date in December 2004.

NOTE 4—INCOME TAXES

Income tax expense (benefit) consisted of the following:

$ in thousands	2004	2003	2002
Current tax expense (benefit):
Federal	$993	$(1,286)	$501
State and local	—	—	54
Foreign tax	160	20	42

Total current tax expense (benefit)	1,153	(1,266)	597

Deferred tax expense (benefit):
Federal	(142)	936	173
State and local	(390)	(219)	23

Total deferred tax expense (benefit)	(532)	717	196

Net income tax expense (benefit)	$621	$(549)	$793

The reasons for the differences between the above net income tax expense and the amounts computed by applying the statutory federal income tax rates to earnings before income taxes are as follows:

$ in thousands	2004	2003	2002
Income tax expense (benefit) at statutory rate	$708	$(302)	$923
State and local taxes, net of federal income tax benefit	96	(40)	125
Tax credits	(139)	(218)	(301)
Other items, net	(44)	11	46

Net income tax expense (benefit)	$621	$(549)	$793

Significant items comprising deferred tax assets and liabilities as of April 30 were as follows:

$ in thousands	2004	2003
Deferred tax assets:
Accrued (prepaid) employee benefit expenses	$(117)	$(425)
Allowance for doubtful accounts	255	213
Inventory reserves and capitalized costs	66	149
Other	313	152

Total deferred tax assets	517	89

Deferred tax liabilities:
Book basis in excess of tax basis of property, plant and equipment	(1,953)	(1,263)
Other	940	113

Total deferred tax liabilities	(1,013)	(1,150)

Net deferred tax liabilities	$(496)	$(1,061)

NOTE 5—STOCK OPTIONS

During fiscal year 1992, the stockholders approved the 1991 Key Employee Stock Option Plan, and the plan was subsequently amended to increase the number of shares available for options under the plan to 230,000. During fiscal year 2001, the stockholders approved the 2000 Key Employee Stock Option Plan, which allowed the Company to grant options on 100,000 shares of the Company’s common stock. Under both plans, options are granted at not less than the fair market value at the date of grant and options are exercisable in such installments, for such terms (up to 10 years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 2004, there were no shares available for future grants under the 1991 plan and 27,450 shares available for future grants under the 2000 plan. No options were granted in fiscal year 2004.

During fiscal year 1994, the stockholders approved the 1993 Stock Option Plan for Directors, which allowed the Company to grant options on 40,000 shares of the Company’s common stock. Each non-employee director of the Company received an option to purchase 5,000 shares of the Company’s common stock on the effective date of the plan or on the date of commencement of service as a director. Options are exercisable in four equal, annual installments and expire five years from the date of grant. Options were granted at the fair market value at the date of grant. At April 30, 2004, no shares were available for future grants under the plan.

The Company utilized treasury stock to satisfy the stock options exercised during fiscal years 2004, 2003, and 2002. Stock option activity and weighted average exercise price is summarized as follows:

	2004		2003		2002
	Options	Price	Options	Price	Options	Price
Outstanding at beginning of year	213,853	$9.65	186,824	$9.43	152,024	$9.04
Granted	—	—	40,650	9.10	45,750	9.59
Canceled	(15,228)	10.12	(1,872)	9.57	(2,200)	10.16
Exercised	(7,525)	4.52	(11,749)	4.23	(8,750)	3.48

Outstanding at end of year	191,100	$9.81	213,853	$9.65	186,824	$9.43

Exercisable at end of year	134,384	$9.97	113,561	$9.73	88,385	$8.71

The options outstanding and weighted average exercise price within the following price ranges at April 30, 2004 are as follows:

Exercise price range	$2.75 – $3.87	$8.13 – $12.00
Options outstanding	4,500	186,600
Weighted average exercise price	$3.56	$9.96
Weighted average remaining contractual life (years)	1.8	6.1

The options exercisable and weighted average exercise price within the following price ranges at April 30, 2004 are as follows:

Exercise price range	$2.75 – $3.87	$8.13 – $12.00
Options exercisable	4,500	129,884
Weighted average exercise price	$3.56	$10.19

NOTE 6—COMPREHENSIVE INCOME

The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” effective January 1, 2001. SFAS No. 133 requires that the Company record derivatives on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The nature of the Company’s business activities involves the management of various financial and market risks, including those related to changes in interest rates. The Company may from time-to-time employ derivative financial instruments, such as interest rate swap contracts, to mitigate or eliminate certain of those risks. The Company does not enter into derivative instruments for speculative purposes.

The Company entered into one interest rate swap agreement effective May 1, 2002 related to the Company’s long-term debt.

For the Company’s foreign subsidiaries, assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Revenues and expenses are translated at weighted average exchange rates prevailing during the period, and any resulting translation adjustments are reported separately in shareholders’ equity. Changes in exchange rates resulted in no impact on comprehensive income in fiscal year 2002.

A reconciliation of net loss and total comprehensive loss for fiscal years 2004 and 2003 is summarized as follows:

$ in thousands	2004	2003
Net earnings (loss)	$1,462	$(342)
Change in fair value of cash flow hedge, net of income tax	(13)	(31)
Change in cumulative foreign currency translation adjustment	49	22

Total comprehensive income (loss)	$1,498	$(351)

NOTE 7—COMMITMENTS AND CONTINGENCIES

The Company leases some of its machinery and equipment under non-cancelable operating leases. During fiscal year 2003, the Company entered into a 10-year operating lease for a new distribution center, replacing several facilities that were leased on a month-to-month basis. Most of these leases provide the Company with renewal and purchase options, and most leases of machinery and equipment have certain early cancellation rights. Rent expense for these leases was $1,219,000, $738,000, and $459,000 in fiscal years 2004, 2003, and 2002, respectively.

Future minimum payments under non-cancelable operating leases for the years ended April 30 are as follows:

$ in thousands	Amount
2005	$1,102
2006	1,040
2007	932
2008	717
2009	599
Thereafter	1,348

Total minimum lease payments	$5,738

The Company is involved in certain claims and legal proceedings in the normal course of business which management believes will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 8—RETIREMENT BENEFITS

Defined Benefit Plans

The Company has non-contributory defined benefit pension plans covering substantially all salaried and hourly employees. The defined benefit plan for salaried employees provide pension benefits that are based on each employee’s years of service and average annual compensation during the last 10 consecutive calendar years of employment. The benefit plan for hourly employees provides benefits at stated amounts based on years of service. The Company uses an April 30 measurement date for its defined benefit plans.

The change in projected benefit obligations and the change in fair value of plan assets for the non-contributory defined benefit pension plans for each of the years ended April 30 are summarized as follows:

$ in thousands	2004	2003
Accumulated Benefit Obligation, April 30	$11,236	$9,269

Change in Projected Benefit Obligations
Projected benefit obligations, beginning of year	$11,599	$9,715
Service cost	483	423
Interest cost	799	713
Actuarial loss	453	1,139
Actual benefits paid	(438)	(391)

Projected Benefit obligations, end of year	$12,896	$11,599

Change in Plan Assets
Fair value of plan assets, beginning of year	$9,426	$8,031
Actual return (loss) on plan assets	1,635	(384)
Actual company contributions	750	2,170
Actual benefits paid	(438)	(391)

Fair value of plan assets, end of year	$11,373	$9,426

Funded Status and Prepaid (Accrued)
Funded status of plans	$(1,523)	$(2,173)
Unrecognized prior service cost	39	50
Unrecognized net loss	4,354	5,029

Prepaid pension cost	$2,870	$2,906

Amounts Recognized in the Consolidated
Statement of Financial Position
Prepaid pension cost	$2,870	$2,906

Weighted-Average Assumptions Used to Determine
Benefit Obligations at April 30
Discount rate	6.75%	6.75%
Rate of compensation increase	3.5 –6.5%	5.0%

Weighted–Average Assumptions Used to Determine Net
Periodic Benefit Cost for Years Ended April 30
Discount rate	6.75%	7.25%
Expected long-term return on plan assets	9.00%	9.00%
Rate of compensation increase	3.5 –6.5%	5.00%

As permitted under Paragraph 26 of FASB No. 87, the amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan.

The components of the net periodic pension costs for each of the three years ended April 30 are as follows:

$ in thousands	2004	2003	2002
Service cost	$483	$423	$378
Interest cost	799	713	641
Expected return on plan assets	(828)	(709)	(642)
Amortization of prior service cost	11	11	11
Recognition of net loss	321	159	69

Net periodic pension cost	$786	$597	$457

The Company’s funding policy is to contribute to the plans when pension laws and economics either require or encourage funding. Contributions of $750,000, $2,170,000, and $1,353,000 were made to the plans in fiscal years 2004, 2003, and 2002, respectively.

The Company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income securities are preserved consistent with the widely accepted capital market principle that assets with a higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

The Company employs a total return investment approach, whereby a mix of equities and fixed-income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. The target allocation was 70% in equity securities and 30% in fixed-income securities as of April 30, 2004. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations.

The Company’s plan assets by asset categories as of April 30 are as follows:

Asset Category	2004	2003
Equity securities	69%	70%
Fixed income	16%	29%
Cash and cash equivalents	15%	1%

Defined Contribution Plan

The Company has a defined contribution plan covering substantially all salaried and hourly employees. The plan provides benefits to all employees who have attained age 21, completed six months of service, and who elect to participate. The Company makes matching contributions equal to 50% of the qualifying employee contribution, up to a maximum employer contribution of 2% of the participant’s compensation. Contributions by the Company in fiscal years 2004, 2003, and 2002 were $270,000, $280,000, and $277,000, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF KEWAUNEE SCIENTIFIC CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Kewaunee Scientific Corporation and its subsidiaries (the “Company”) at April 30, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Charlotte, North Carolina

June 4, 2004

MANAGEMENT’S REPORT OF CONSOLIDATED FINANCIAL STATEMENTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF KEWAUNEE SCIENTIFIC CORPORATION

The consolidated financial statements and accompanying notes were prepared by management, which is responsible for their integrity and objectivity. Management believes the financial statements, which include amounts based on judgments and estimates, fairly reflect the Company’s financial position and operating results, in accordance with generally accepted accounting principles. All financial information in this annual report is consistent with the financial statements.

Management maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are properly recorded and executed in accordance with management’s authorization, and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management’s judgment with respect to the relative cost and expected benefits of specific control measures.

The Company’s consolidated financial statements have been audited by independent auditors who have expressed their opinion with respect to the fairness of those statements. Their audits included consideration of the Company’s internal accounting control systems and related policies and procedures. They advise management and the Audit Committee of significant matters resulting from their audits.

The Audit Committee of the Board of Directors, which is composed solely of directors who are not officers or employees of the Company, selects the independent auditors for the annual audit of the consolidated financial statements and meets with management and the independent auditors to discuss the scope and findings of audits and financial reporting and internal control matters.

D. Michael Parker

Senior Vice President, Finance

Chief Financial Officer

SUMMARY OF SELECTED FINANCIAL DATA

KEWAUNEE SCIENTIFIC CORPORATION

$ and shares in thousands, except per share amounts	2004	2003	2002	2001	2000
OPERATING STATEMENT DATA:
Net sales	$94,700	$71,163	$84,849	$77,059	$74,798
Costs of products sold	79,011	58,451	70,143	62,543	57,715

Gross profit	15,689	12,712	14,706	14,516	17,083
Operating expenses	13,491	13,476	11,801	12,156	12,429

Operating earnings (loss)	2,198	(764)	2,905	2,360	4,654
Other (expense) income	186	28	(6)	(276)	326
Interest expense	(301)	(155)	(206)	(246)	(169)

Earnings (loss) before income taxes	2,083	(891)	2,693	1,838	4,811
Income tax expense (benefit)	621	(549)	793	561	1,250

Net earnings (loss)	$1,462	$(342)	$1,900	$1,277	$3,561

Weighted average shares outstanding:
Basic	2,486	2,478	2,468	2,467	2,456
Diluted	2,497	2,485	2,481	2,490	2,478

PER SHARE DATA:
Net earnings (loss):
Basic	$0.59	$(0.14)	$0.77	$0.52	$1.45
Diluted	0.59	(0.14)	0.77	0.51	1.44
Cash dividends	0.28	0.28	0.28	0.28	0.26
Year-end book value	10.77	10.46	10.90	10.42	10.19

BALANCE SHEET DATA:
Current assets	$31,536	$24,986	$25,426	$24,658	$23,032
Current liabilities	18,919	13,328	10,609	9,973	11,560
Net working capital	12,617	11,658	14,817	14,685	11,472
Net property, plant and equipment	11,362	11,791	12,811	12,919	13,506
Total assets	50,461	43,654	42,190	40,869	39,316
Total borrowings/long-term debt	9,045	3,346	2,611	2,997	2,555
Stockholders' equity	26,791	25,938	26,912	25,761	25,135

OTHER DATA:
Capital expenditures	$1,619	$3,143	$2,065	$1,678	$3,352
Year-end stockholders of record	265	273	289	322	334
Year-end employees	533	543	535	556	577

QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for fiscal years 2004 and 2003 were as follows:

$ in thousands, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004
Net sales	$24,213	$24,384	$21,454	$24,649
Gross profit	3,603	4,104	3,718	4,264
Net earnings	461	418	291	292
Net earnings per share
Basic	0.19	0.17	0.12	0.11
Diluted	0.19	0.17	0.12	0.11
Cash dividends per share	0.07	0.07	0.07	0.07

2003
Net sales	$19,405	$19,905	$16,381	$15,472
Gross profit	3,441	3,143	3,462	2,666
Net earnings (loss)	324	(124)	42	(584)
Net earnings (loss) per share
Basic	0.13	(0.05)	0.02	(0.24)
Diluted	0.13	(0.05)	0.02	(0.24)
Cash dividends per share	0.07	0.07	0.07	0.07

RANGE OF MARKET PRICES

Kewaunee's common stock is traded in the NASDAQ National Market System, under the symbol KEQU.

The following table sets forth the quarterly high and low prices reported on the NASDAQ National Market System.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004
High	$10.68	$10.26	$11.93	$14.14
Low	$7.91	$9.51	$9.75	$10.18
Close	$10.03	$10.01	$11.88	$10.66

2003
High	$11.05	$9.72	$10.75	$9.89
Low	$8.50	$7.90	$8.70	$7.36
Close	$8.98	$9.12	$9.71	$8.37

CORPORATE INFORMATION

BOARD OF DIRECTORS

Margaret Barr Bruemmer (1)(3)(4)(5)

Attorney

Westport, WI

Wiley N. Caldwell (3)(4)

Retired President

W. W. Grainger, Inc.

Kenilworth, IL

John C. Campbell, Jr. (1)(2)(5)

Private Consultant

Arlington, TX

Silas Keehn (2)(3)(4)

Retired President

Federal Reserve Bank of Chicago

Winnetka, IL

Eli Manchester, Jr. (1)(3)

Chairman of the Board

Kewaunee Scientific Corporation

Statesville, NC

James T. Rhind (1)(2)(4)(5)

Counsel to Bell, Boyd & Lloyd LLC

Attorneys

Chicago, IL

William A. Shumaker (1)(3)

President/CEO

Kewaunee Scientific Corporation

Statesville, NC

(1)	Executive Committee

(2)	Audit Committee

(3)	Financial/Planning Committee

(4)	Compensation Committee

(5)	Nominating Committee

EXECUTIVE OFFICERS

William A. Shumaker

President,

Chief Executive Officer

D. Michael Parker

Senior Vice President, Finance,

Chief Financial Officer,

Treasurer, Secretary

Dana L. Dahlgren

Vice President, Sales and Marketing

Laboratory Products Group

Kurt P. Rindoks

Vice President, Engineering

and Product Development

James J. Rossi

Vice President, Human Resources

Sudhir K. Vadehra

Vice President, International Operations

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

STOCKHOLDER INFORMATION

Financial Information

The Company’s Form 10-K financial report, filed annually with the Securities and Exchange Commission, may be obtained by stockholders without charge by writing the Secretary of the Company, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842.

The Company’s common stock is listed on the NASDAQ National Market System.

Trading symbol: KEQU

Recent financial information is available on the Internet at http://www.kewaunee.com.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Charlotte, NC

Notice of Annual Meeting

The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held in the 37th floor Annual Meeting Room at Harris Trust & Savings Bank, Chicago, IL on August 25, 2004 at 10:00 a.m. Central Daylight Time.

Transfer Agent and Registrar

All stockholder inquiries, including transfer-related matters, should be directed to:

Mellon Investor Services, LLC

Overpeck Centre

85 Challenger Road

Ridgefield Park, NJ 07660

Telephone: 800-288-9541

Internet at http://www.melloninvestor.com

PRODUCT INFORMATION

Kewaunee Scientific Corporation products are available through a network of sales representatives, a national stocking distributor, and international subsidiaries.

For more information on the Company’s laboratory furniture products, contact the LPG-Marketing Services Department in Statesville, NC; telephone: 704-873-7202; on the Internet at http://www.kewaunee.com; e-mail: marketing@kewaunee.com.

For more information on the Company’s technical furniture products, contact the TFG-Customer Service Department in Statesville, NC; telephone: 704-873-7202; on the Internet at http://www.kewaunee.com; e-mail: marketing-tfg@kewaunee.com.

TRADEMARKS

ADJUSTAbench, Advantage, Alpha, BasikBench, CFHS, Discovery, Evolution, Explorer, Kemresin, Kemrock, Kemshield, Kewaunee, Research Collection, Signature, Silhouette, Sturdilite, SturdiKwik, Supreme Air,

TechStat, Trademark, TruView, Versalab, and Visionaire are registered trademarks of Kewaunee Scientific Corporation.

KEWAUNEE Scientific Corporation

P.O. Box 1842
Statesville, NC 28687-1842
Phone: (704) 873-7202
Fax: (704) 873-1275
www.kewaunee.com