Form 10-K, Exhibit 13
period 2005-04-30
KEWAUNEE SCIENTIFIC CORP /DE/
filed 2005-07-08
CIK 55529

Exhibit 13

2005 ANNUAL REPORT

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

TABLE OF CONTENTS

2	Letter to Stockholders

4	Products

6	Forward-Looking Statement Disclosure

6	Management’s Discussion and Analysis

12	Consolidated Financial Statements and Notes

25	Reports of Independent Registered Public Accountants and Management

26	Summary of Selected Financial Data

27	Quarterly Financial Data

28	Corporate Information

FINANCIAL HIGHLIGHTS

KEWAUNEE SCIENTIFIC CORPORATION

$ in thousands, except per share amounts	2005	2004
OPERATING DATA:
Net sales	$73,481	$94,700

Earnings (loss) before income taxes	$(523)	2,216
Income tax expense (benefit)	(488)	621
Minority Interests	(112)	(133)

Net earnings (loss)	$(147)	$1,462

Net earnings (loss) per diluted share	$(0.06)	$0.59

Cash dividends per share	$0.28	$0.28

YEAR-END DATA:
Cash and cash equivalents	$225	$805

Net working capital	$10,381	$12,617

Total borrowings/long-term debt	$5,127	$9,045

Stockholders’ equity	$25,989	$26,791

Book value per share	$10.43	$10.77

Closing market price per share	$7.51	$10.66

LETTER TO STOCKHOLDERS

Fiscal year 2005 was an extremely challenging and difficult year. We accomplished much in realizing cost reductions and improving our products, but were not able to overcome the unfavorable marketplace and declining sales. Sales for the year decreased 22% to $73.5 million, and we reported a net loss of $147,000, or $0.06 per diluted share. The order backlog was $40.6 million at April 30, 2005, as compared to $43.1 million at April 30, 2004. These results were a major disappointment, and we are focused on improving sales and profitability in the new year.

Uncertainties surrounding the November presidential election, significant increases in construction costs, and fewer state funds available for projects, all combined to reduce the number of laboratory projects available in the marketplace during the year. Although activity in the marketplace improved in the last half of the year, manufacturing and shipping activities of laboratory products only recently began to strengthen due to the long lead time between project approvals and the time laboratory furniture is needed.

On the positive side, aggressive activities to reduce factory overhead, manufacturing costs, and material costs during the year were successful and are continuing. Going into the year, we had projected that these activities would improve our profit margins and bottom line. Unexpectedly, the escalation in raw material prices offset much of this improvement, as increased prices of steel and epoxy resin alone increased our costs for the year by $1.4 million. In reaction to the lower sales volume and these higher costs, we took a number of additional actions to reduce our operating expenses, including headcount reductions of salaried and administrative employees in the second quarter, which reduced costs for the year by $630,000.

Our subsidiaries in India and Singapore had another good year, with sales representing 8% of our business for the year. We continued to increase our representation in the Asian area to position us for further expansion. There is a need for our products in the rapidly growing Asian laboratory research market, and we are moving forward vigorously to develop this as an important part of our long-term growth strategy.

In the second quarter of the year, we approved and began the process of installing new Enterprise Resource Planning software that will serve as the main software system for all areas of our business. We are very enthusiastic about the opportunities this new system will provide to improve our operations. The project is on schedule for completion in the fall of 2005.

As many companies have done in recent years, we made the difficult decision during the year to “freeze” benefits under Kewaunee’s pension plans, effective April 30, 2005. We decided we could no longer afford the costs associated with this type of plan. We designed as a replacement a quality retirement package for our Associates using our existing 401(k) plan that will reduce our costs without the volatility of funding requirements.

In March 2005, the S.E.C. extended for small companies like Kewaunee the compliance date for Sarbanes-Oxley Section 404 which prescribes analysis and testing of certain internal controls and procedures and related documentation. The Section 404 rules have been found to be very costly, especially for small public companies. Under present rules, Kewaunee must comply with this requirement for its year ending April 30, 2007.

As previously reported to you, in May 2005 we completed the sale of our building and land in Lockhart, Texas. This was the former location of our technical furniture operation before it was moved to Statesville in fiscal year 2003. This sale will generate cash of $2,300,000 and an after-tax gain of approximately $540,000, or $0.22 per diluted share, that will be recorded in our first quarter.

CORPORATE OFFICERS:
(left to right)
D. Michael Parker
Eli Manchester, Jr.
Sudhir K. “Steve” Vadehra
Kurt P. Rindoks
William A. Shumaker
Dana L. Dahlgren
(not pictured)
K. Bain Black
Keith D. Smith

We continued our commitment to new products and the environment during the year. We introduced our new EarthLine Wood Laboratory Furniture product line, which is constructed with environmentally friendly materials including annually renewable, non-wood, fiberboard core panels; FSC certified plywood panels; 25%-40% recycled steel; and rapidly renewable veneers. This follows our recently introduced energy efficient Supreme Air LV fume hood, a high performance, low constant volume design fume hood that requires less exhaust and provides ongoing energy savings. Both of these products have been well received in the marketplace and are already being used at a number of our customer sites.

We remain optimistic about Kewaunee’s long-term success and profitability. Although the laboratory furniture marketplace did not improve as rapidly as we expected in the fourth quarter of fiscal year 2005, we are now seeing increasing evidence of the recovery. Recent indications are that the marketplace for Kewaunee’s laboratory and technical products have stabilized and will continue to improve. Additionally, pressures on raw material prices appear to be subsiding. We feel these factors, combined with our special focus on sales and our continuing cost reduction activities, will translate into increased sales and profitability in fiscal year 2006 and beyond.

In closing, we would like to thank our stockholders; our Associates; our dealers and direct sales representatives; and our national stocking distributor, VWR International, for their continued support and contributions.

Sincerely,

Eli Manchester, Jr.	William A. Shumaker
Chairman of the Board	President, Chief Executive Officer

July 2005

See page 6 of this Annual Report for a discussion of factors that could significantly impact results or achievements expressed or implied by forward-looking statements made in this letter.

MULTI-FUNCTIONAL PRODUCTS FOR A GLOBAL MARKETPLACE

Kewaunee Scientific Corporation continues to fulfill the laboratory and technical furniture needs of a diverse and global marketplace with innovative products and services.

The Laboratory Products Group draws from an extensive array of casework and fume hood styles to meet the requirements of a customer base that encompasses pharmaceutical and biotechnical companies, industrial and chemical laboratories, secondary schools and universities, health care providers, and government facilities. Our Research Collection offers eight styles of steel inset or overlay casework. Signature Series, our established wood furniture line, includes four appearances in both oak and maple. The Alpha System consists of flexible and adaptable wall and island modules. This system provides infinite combinations of cantilevered worksurfaces, adjustable height tables, mobile carts and cabinets, and overhead service carriers to deliver multi-functional laboratories for today and tomorrow. Kewaunee’s Kemresin molded epoxy resin work tops complete our laboratory furniture offering.

Kewaunee maintains our role as a market leader in fume hood research and development. The Company offers a comprehensive line of Supreme Air fume hoods that assure the highest levels of safety while providing reliable and efficient operation. Our LV low constant volume and Dynamic Barrier models reflect an ongoing dedication toward energy savings in the laboratory. The Tru-View Teaching hoods and Duo-Vision Demonstration models offer single and double sided visibility options for educational facilities.

This year, we expanded our commitment as an earth-friendly manufacturer and provider of laboratory furniture. Our traditional product lines already utilize 25%-40% recycled steel, VOC-free powder coatings in our steel plant, VOC-free flat line finishing equipment in our wood plant, and processes in our epoxy resin manufacture that reduce scrap and waste. Building on that foundation, we proudly introduced EarthLine, our newest environmentally-conscious cabinet style, featuring renewable-resource core panels and veneers. EarthLine adds another option to the Kewaunee lineup of sustainable furniture and fume hoods for laboratories of the 21st Century.

The Technical Furniture Group specializes in providing solutions through adaptable furniture designs, including modular workstations, workbenches, equipment racks, and enclosures. We offer an extensive product line with options to meet a broad range of customer needs for configuration flexibility. Sturdilite features a rugged, pedestal-based modular system with a wide selection of electrical and storage options.

Evolution and Evolution for LANS are column-based modular systems with a contemporary design and infinite height adjustability. These workstations afford uncompromising flexibility to a varied and evolving high-tech marketplace. BASIKBench and SturdiKwik workbenches offer both strength and reconfiguration advantages. The TekRak system and the 500 Series of enclosures provide sturdiness and durability in network storage.

The Company continues to implement our plan for worldwide distribution. Kewaunee products are sold through subsidiaries in India and Singapore. These outlets provide entries into emerging international markets, including India, Southeast Asia, China, and the Middle East. Going forward, we plan to have sales offices in Mexico and Canada. We also have positioned ourselves to participate in the efforts toward rebuilding the infrastructure of Iraq through an exclusive agreement with an established dealer serving that area.

Kewaunee Scientific Corporation can look back on nearly a century of success in providing quality laboratory and technical furnishings to our customers. At the same time, we look ahead toward the opportunities that our broad range of products and sales networks offer to ensure our continued prosperity.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including the Letter to Stockholders, narrative text, captions, and Management’s Discussion and Analysis of Financial Condition and Results of Operations, constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that could significantly impact results or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, economic, competitive, governmental, and technological factors affecting the Company’s operations, markets, products, services, and prices. The cautionary statements made pursuant to the Reform Act herein and elsewhere by the Company should not be construed as exhaustive. The Company cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms “believes,” “belief,” “expects,” “plans,” “objectives,” “anticipates,” “intends,” or the like, to be uncertain and forward-looking.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The Company is a recognized leader in the design, manufacture, and installation of laboratory and technical furniture products. Laboratory furniture products include both steel and wood cabinetry, fume hoods, flexible systems, and worksurfaces. Technical furniture products include workstations, workbenches, computer enclosures, and network storage systems. The Company’s headquarters and manufacturing facilities are located in Statesville, North Carolina. The Company also has subsidiaries in Singapore and Bangalore, India that serve the Asian markets. Although only approximately 8.1% of the Company’s sales were to customers outside the United States in fiscal year 2005, these sales are considered an important part of the Company’s long-term growth strategy.

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

It is common in the laboratory furniture industry for customer orders to require delivery at extended future dates, as products are frequently to be installed in buildings yet to be constructed. Changes or delays in building construction may cause delays in delivery of the orders and recognition of the sale by the Company. Since prices are normally quoted on a firm basis in the industry, the Company bears the burden of possible increases in labor and material costs between receipt of an order and delivery of the product. The impact of such possible increases is considered when determining the sales price. The principal raw materials and products manufactured by others used by the Company in its products are cold-rolled carbon and stainless steel, hardwood lumbers and plywood, paint, chemicals, resins, hardware, plumbing and electrical fittings. Such materials and products are purchased from multiple suppliers and are readily available.

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

PRINCIPLES OF CONSOLIDATION

The Company’s consolidated financial statements include the accounts of Kewaunee Scientific Corporation and its three subsidiaries. A brief description of each subsidiary, along with the amount of the Company’s controlling financial interests, is as follows: (1) Kewaunee Labway Asia Pte. Ltd., a dealer for the Company’s products in Singapore, is 51% owned by the Company; (2) Labway Scientific India Pvt. Ltd., a dealer for the Company’s products in Bangalore, India, is 95% owned by Kewaunee Labway Asia; and (3) Kewaunee Scientific Corporation India Pvt. Ltd. in Bangalore, India, an assembly operation, is 100% owned by the Company. All intercompany balances, transactions, and profits have been eliminated.

REVENUE RECOGNITION

Product sales are generally recognized at the date of shipment, or when customers have purchased and accepted title to the goods, but because of construction delays, have requested the Company to temporarily store the finished goods on the customer’s behalf. Deferred revenue consists of customer deposits and advance billings of the Company’s products where sales have not yet been recognized. Service revenue for installation of product sold is recognized as the installation services are performed. Shipping and handling costs are included in cost of sales. Because of the nature and quality of the Company’s products, any warranty issues are determined in a relatively short period after the sale and are infrequent in nature, and, as such, warranty costs are expensed as incurred.

Product sales resulting from fixed-price construction contracts involve a signed contract for a fixed price to provide the Company’s laboratory furniture and fume hoods for a construction project. The Company usually is in the role of a subcontractor, but in some cases may enter into a contract directly with the end-user of the products. Product sales resulting from fixed-price construction contracts are generated from multiple-element arrangements that require separate units of accounting and estimates regarding the fair value of individual elements. The Company has determined that its multiple-element arrangements that qualify as separate units of accounting are: product sales and installation services. Each of these elements represents individual units of accounting as the delivered item has value to a customer on a stand-alone basis. Objective and reliable evidence of fair value exists for undelivered items, and arrangements normally do not contain a general right of return relative to the delivered item. The Company determines fair value based on the price of the deliverable item when it is sold separately or based on third-party evidence. In accordance with the guidance in EITF 00-21, the Company uses the residual method to allocate the arrangement consideration when it does not have fair value of the product sale. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items. Assuming all other criteria for revenue recognition have been met, the Company recognizes revenue for product sales at the date of shipment.

Product sales resulting from purchase orders involve a purchase order received by the Company from its dealers or its stocking distributor. This category includes product sales for standard products, as well as products which require some customization. These sales are recognized under the terms of the purchase order, which generally are freight on board (“FOB”) shipping point and do not include rights of return. Accordingly, sales are recognized at the time of shipment.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company evaluates the collectibility of its trade accounts receivable based on a number of factors. In circumstances where management is aware of a customer’s inability to meet its financial obligations to the Company, or a project dispute makes it unlikely that all of the receivable owed by a customer will be collected, a specific reserve for bad debts is estimated and recorded, to reduce the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, a general reserve for bad debts is estimated and recorded based on the Company’s recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding.

INVENTORIES

Inventories are valued at the lower of cost or market. The cost of the domestic inventories is measured on the last in, first out (“LIFO”) method. The LIFO method allocates the most recent costs to cost of products sold, and, therefore, recognizes into operating results fluctuations in raw materials and other inventorial costs more quickly than other methods. Foreign inventories are measured at actual cost.

PENSION BENEFITS

The Company sponsors pension plans covering all employees who meet eligibility requirements. In February 2005, the Company’s pension plans were amended and, as of April 30, 2005, no further benefits will be earned under the plans, and no additional participants will be added to the plans. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the pension plans. These factors include assumptions about the discount rate and expected return on plan assets within certain guidelines. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may significantly affect the amount of pension expense recorded by the Company in future periods.

RESULTS OF OPERATIONS

Sales for fiscal year 2005 were $73.5 million, a decrease of 22.4% from fiscal year 2004 sales of $94.7 million. The marketplace for laboratory products was adversely affected by several factors during the year. Spending for new research projects by pharmaceutical companies was reduced by the uncertainties surrounding the November 2004 presidential election and the potential impact of its outcome on pricing of prescription drugs. The significant increases in the cost of construction materials during the year reduced the number of laboratory projects generally available in the marketplace, or delayed construction, as it was common for project budgets to be reexamined because of higher than expected project costs. Spending for laboratory construction for higher education science buildings slowed significantly during the year due to the combination of significantly higher construction costs and reduced state funds available for these projects. Sales for fiscal year 2004 were $94.7 million, an increase of 33.1% from fiscal year 2003 sales of $71.2 million. Sales during 2004 benefited from the strong order backlog at the end of the prior year, as well as an improved marketplace for the Company’s products. The Company’s order backlog was $40.6 million at April 30, 2005, as compared to $43.1 million at April 30, 2004, and $51.5 million at April 30, 2003.

During fiscal year 2003, the Company incurred certain non-recurring costs described below. For comparative purposes, following the disclosure of certain financial measures, which include the applicable non-recurring costs, the Company has reported the same financial measures which exclude the applicable non-recurring costs. The Company has included this additional information because it believes that the disclosures which exclude the non-recurring costs are a better measure of the Company’s performance during the period reported and are more useful for comparing the Company’s results of operations to prior and succeeding periods.

Pretax non-recurring costs of $1,490,000 were recorded in fiscal year 2003. These costs included $1,140,000 associated with the relocation of the Company’s operation in Lockhart, Texas, to Statesville, North Carolina, and $350,000 associated with the replacement of the Company’s paint system in Statesville. On an after-tax basis, these costs were $909,000, or $0.37 per diluted share.

Gross profit represented 17.0%, 16.6%, and 17.9% of sales in fiscal years 2005, 2004, and 2003, respectively. The increase in gross profit margin in fiscal year 2005 from fiscal year 2004 was due to aggressive activities to reduce overhead and material costs. These improvements more than offset significant increases in raw material prices, particularly steel and epoxy resin, which reduced gross profit for the year by $1.4 million, or 1.9% of sales. Efforts to pass on the added costs to the Company’s customers during the year were met with limited success due to the very competitive pricing environment in which the Company operates. The decline in gross profit margin in fiscal year 2004 from fiscal year 2003 was due to a number of factors, including highly aggressive pricing in the marketplace, substantial increases in energy costs, and significant increases in raw material prices in the fourth quarter. Excluding non-recurring costs discussed above affecting the gross profit margin, the gross profit margin in fiscal year 2003 was 18.6%.

Operating expenses were $12.7 million, $13.5 million, and $13.5 million in fiscal years 2005, 2004, and 2003, respectively, and 17.3%, 14.2%, and 18.9% of sales, respectively. On a dollar basis, operating expenses for fiscal year 2005 benefited from cost reduction activities, including reduced salaries and benefits of $630,000 resulting from workforce reductions made during the year. Operating expenses also benefited from a decline in sales commissions of $461,000 as compared to the prior year due to the lower sales volumes. Operating expenses as a percent of sales declined in fiscal year 2004 from fiscal year 2003 due to strict controls on spending and the increased sales volume in fiscal year 2004. Excluding non-recurring costs discussed above, operating expenses in fiscal year 2003 were $12.5 million, or 17.6% of sales.

Other income was $2,000, $319,000, and $96,000 in fiscal years 2005, 2004, and 2003, respectively. Other income for fiscal year 2004 includes $295,000 received during the year from the resolution of a disputed claim for laboratory furniture sold by the Company several years earlier.

Interest expense was $310,000, $301,000, and $155,000 in fiscal years 2005, 2004, and 2003, respectively. The increased interest expense in fiscal year 2005 resulted from higher interest rates paid, partially offset by lower levels of borrowings. The increase in interest expense for fiscal year 2004 resulted from higher levels of borrowings during the year.

The Company recorded an income tax benefit of $488,000, or 93.3% of pretax loss in fiscal year 2005. The Company recorded an income tax expense of $621,000, or 28.0% of pretax earnings, in fiscal year 2004. The Company recorded an income tax benefit of $549,000, or 66.7% of pretax loss, in fiscal year 2003. The effective rate for each of these years differs from the statutory rate due to earned state and federal tax credits. The effective rates for fiscal years 2005 and 2003 were also impacted by the level of the pretax losses for each year.

Minority interest related to the Company’s two subsidiaries that are not 100% owned by the Company were $112,000, $133,000, and $68,000, for fiscal years 2005, 2004, and 2003, respectively.

A net loss of $147,000, or $0.06 per diluted share, was reported for fiscal year 2005. Net earnings in fiscal year 2004 were $1.5 million, or $0.59 per diluted share. A net loss of $342,000, or $0.14 per diluted share, was reported for fiscal year 2003. The net loss for the fiscal year 2003 included after-tax non-recurring costs discussed above of $909,000, or $0.37 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity have historically been funds generated from operating activities, supplemented as needed by borrowings under the Company’s revolving credit facility. Additionally, certain machinery and equipment are financed by non-cancelable operating leases or capital leases. The Company believes that these sources of funds will be sufficient to support ongoing business requirements, including capital expenditures, through fiscal year 2006.

At April 30, 2005, the Company had advances of $3,778,000 outstanding under an unsecured $9 million revolving credit facility. The credit facility matures in December 2006. The unpaid balance of a bank note collateralized by certain machinery and equipment was $931,000 at April 30, 2005, representing ten remaining monthly installments. The note includes certain financial covenants as to tangible net worth, funds flow coverage, current ratio, and ratio of liabilities to tangible net worth. The Company was in compliance with all such covenants at April 30, 2005. The Company has entered into an interest rate swap agreement, which effectively converted a substantial portion of the outstanding principal amount of the bank note to a fixed rate. The notional amount of this cash flow hedge is reduced in the same proportion as the principal balance of the bank note over the remaining term of the bank note.

During fiscal year 2003, the Company entered into a 10-year operating lease for a new distribution center in Statesville, North Carolina. This lease arrangement, as well as most of the Company’s leases for machinery and equipment, provides the Company with renewal and purchase options and certain early cancellation rights.

In fiscal year 2005, the Company began a project to purchase and install a new enterprise resource planning (ERP) system at an estimated project cost of $1.8 million. This project is expected to be completed in the fall of 2005. The Company has entered into lease arrangements to fund the majority of the expected costs of the project, as such costs are incurred. Costs of $715,000 for the ERP system were incurred and funded under operating and capital lease arrangements during fiscal year 2005.

The following table summarizes the obligated cash payments for the above commitments as of April 30, 2005:

PAYMENTS DUE BY PERIOD

Contractual Obligations	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term Debt (principal only)	$931,000	$931,000	$—	$—	$—
Interest payments (1)	20,000	20,000	—	—	—
Operating Leases	5,213,000	1,175,000	1,939,000	1,287,000	812,000
Capital Leases	482,000	136,000	272,000	74,000	—

Total Contractual Cash Obligations	$6,646,000	$2,262,000	$2,211,000	$1,361,000	$812,000

(1)	Includes interest payments on outstanding variable-rate long-term debt. The interest was calculated through the February 28, 2006 maturity date using 4.75%, the rate at April 30, 2005.

Operating activities provided cash of $3.1 million in fiscal year 2005 and used cash of $943,000 and $537,000 in fiscal years 2004, and 2003, respectively. Operations, along with a reduction in accounts receivable and inventory, were the primary sources of cash in fiscal year 2005. The primary use of cash in fiscal year 2004 was to fund the significant increase in receivables, which was partially offset by funds provided from operating earnings and a reduction in inventory. In fiscal year 2003, cash was used for increases in inventory and prepaid income taxes, decreases in accounts payable and accrued expenses partially offset from operating earnings and the decrease in accounts receivable. The majority of the April 30, 2005 accounts receivable balances are expected to be collected during the first quarter of fiscal year 2006, with the exception of retention amounts on fixed-price contracts which are collected when the entire construction project is completed and all retention funds are paid.

The Company made cash contributions of $2,500,000, $750,000, and $2,170,000 to its pension plans in fiscal years 2005, 2004, and 2003, respectively. As discussed previously, no further benefits will be earned under the plans after April 30, 2005, and no additional participants will be added to the plans. Because of this, the Company does not expect to make any contributions to the plans in fiscal year 2006.

Capital expenditures were $1 million, $1.6 million, and $3.1 million in fiscal years 2005, 2004, and 2003, respectively. Capital expenditures in fiscal year 2005 were funded primarily from cash generated from operating activities. Capital expenditures in fiscal year 2004 were funded primarily from borrowings under the Company’s credit facility. Capital expenditures in fiscal year 2003 were funded primarily from cash generated from operating activities, borrowings under the Company’s credit facility, and proceeds from sales of property, plant and equipment. Fiscal year 2006 capital expenditures are anticipated to be approximately $1.5 million and are expected to be funded primarily by operating activities.

The Company’s financing activities used cash of $2.7 million in fiscal year 2005. This included $3.2 million used for the repayment of short-term borrowings, $1.1 million for long-term debt repayments, and $698,000 for the payment of cash dividends. These uses were partially offset by an increase in bank overdrafts of $2.3 million. Financing activities provided cash of $3.2 million in fiscal year 2004. This included cash of $5.6 million provided from short-term borrowings and $1.2 million provided from an increase in long-term debt. In fiscal year 2004, $1.8 million was used to reduce bank overdrafts, $1.1 million for long-term debt repayments and $696,000 for the payment of cash dividends.

Working capital decreased to $10.4 million at April 30, 2005, from $12.6 million at April 30, 2004, and the ratio of current assets to current liabilities decreased to 1.6-to-1 at April 30, 2005, from 1.7-to-1 at April 30, 2004. The decrease in working capital in fiscal year 2005 resulted primarily from cash contributions of $2,500,000 made to the Company’s pension plans on April 30, 2005 that resulted in a $1.9 million increase in the amount of prepaid pension costs on the balance sheet classified as a non-current asset.

The Company paid cash dividends of $0.28 per share for each of the fiscal years 2005, 2004, and 2003. The Company expects to pay dividends in the future in line with the Company’s actual and anticipated future operating results.

RECENT ACCOUNTING STANDARDS

In December 2004, the FASB revised SFAS No. 123, “Accounting for Stock Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, and requires all companies to estimate the fair value of incentive stock options granted and then amortize that estimated fair value to expense over the options vesting period. The Company currently accounts for its stock option plans under the recognition and measurement principles of APB Opinion No. 25. No employee or outside director compensation costs related to stock option grants are currently reflected in net income, as all option awards granted under those plans had an exercise price equal to the market value on the date of grant. SFAS No. 123R is effective for fiscal periods beginning after June 15, 2005. The Company will adopt SFAS No. 123R in fiscal year 2007 and believes that it will not have a material impact on its financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29.” This statement addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on fair value of the assets exchanged. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. The Company will adopt SFAS No. 153 in fiscal year 2007 and believes that it will not have a material impact on its financial condition or results of operations.

In December 2004, the FASB issued FASB Staff Position (FSP) 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” and FSP 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (the ACT).” These FSPs provide accounting and disclosure guidelines relative to the income tax deductions and repatriation provisions contained in the ACT. These FSPs will be effective for the Company’s fiscal year 2006. The Company has not determined what impact, if any, the ACT and these FSPs may have on its financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 seeks to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material in the determination of inventory carrying costs. This statement requires such costs to be treated as a current period expense. SFAS No. 151 is effective for fiscal periods beginning after June 15, 2005. The Company will adopt SFAS No. 151 in fiscal year 2007 and believes that it will not have a material impact on its financial condition or results of operations.

SARBANES-OXLEY SECTION 404 REQUIREMENTS

On March 2, 2005, the U.S. Securities and Exchange Commission further extended the compliance dates for non-accelerated filers to include in their annual reports a report by management on the Company’s internal control over financial reporting and an accompanying auditor’s report. As such, the Company must comply with this requirement for its year ending April 30, 2007.

OUTLOOK

The Company’s ability to predict future demand for its products is very limited, given, among other general economic factors affecting the Company and its markets, the Company’s role as subcontractor or supplier to dealers whose customers are subcontractors. In addition to these factors, demand for the Company’s products is also dependent upon the number of laboratory construction projects planned and/or the current progress of projects already under construction.

SUBSEQUENT EVENT

On May 13, 2005, the Company completed the sale of its building and land in Lockhart, Texas to a non-affiliated third party for $2,500,000 in cash. The site was the former location of the Company’s technical furniture operation which was consolidated in Statesville in fiscal year 2003. The sale will be recorded in the Company’s fiscal year 2006 first quarter ending July 31, 2005, and will result in a pretax gain of approximately $885,000 and an after-tax gain of approximately $540,000, or $0.22 per diluted share. The net cash proceeds of approximately $2,300,000 from the sale will be used for working capital and to reduce short-term borrowings.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED APRIL 30	KEWAUNEE SCIENTIFIC CORPORATION

$ and shares in thousands, except per share amounts	2005	2004	2003
Net sales	$73,481	$94,700	$71,163
Costs of products sold	60,997	79,011	58,451

Gross profit	12,484	15,689	12,712
Operating expenses	12,699	13,491	13,476

Operating earnings (loss)	(215)	2,198	(764)
Other income	2	319	96
Interest expense	(310)	(301)	(155)

Earnings (loss) before income taxes	(523)	2,216	(823)
Income tax expense (benefit)	(488)	621	(549)

Earnings (loss) before minority interests	(35)	1,595	(274)
Minority interests	(112)	(133)	(68)

Net earnings (loss)	$(147)	$1,462	$(342)

Net earnings (loss) per share
Basic	$(0.06)	$0.59	$(0.14)
Diluted	$(0.06)	$0.59	$(0.14)

Weighted average number of common shares outstanding
Basic	2,491	2,486	2,478
Diluted	2,495	2,497	2,485

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED APRIL 30	KEWAUNEE SCIENTIFIC CORPORATION

$ in thousands, except per share amounts	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
Balance at April 30, 2002	$6,550	$146	$21,146	$—	$(930)	$26,912
Net loss	—	—	(342)	—	—	(342)
Cash dividends declared, $0.28 per share	—	—	(694)	—	—	(694)
Stock options exercised, 11,749 shares	—	(1)	—	—	72	71
Foreign currency translation adjustments	—	—	—	22	—	22
Change in fair value of cash flow hedge, net of tax	—	—	—	(31)	—	(31)

Balance at April 30, 2003	6,550	145	20,110	(9)	(858)	25,938

Net earnings	—	—	1,462	—	—	1,462
Cash dividends declared, $0.28 per share	—	—	(696)	—	—	(696)
Stock options exercised, 7,525 shares	—	(4)	—	—	46	42
Foreign currency translation adjustments	—	—	—	27	—	27
Change in fair value of cash flow hedge, net of tax	—	—	—	18	—	18

Balance at April 30, 2004	6,550	141	20,876	36	(812)	26,791

Net loss	—	—	(147)	—	—	(147)
Cash dividends declared, $0.28 per share	—	—	(698)	—	—	(698)
Stock options exercised, 3,500 shares	—	3	—	—	22	25
Foreign currency translation adjustments	—	—	—	7	—	7
Change in fair value of cash flow hedge, net of tax	—	—	—	11	—	11

Balance at April 30, 2005	$6,550	$144	$20,031	$54	$(790)	$25,989

The accompanying Notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

APRIL 30	KEWAUNEE SCIENTIFIC CORPORATION

$ and shares in thousands, except per share amounts	2005	2004
ASSETS

Current Assets
Cash and cash equivalents	$225	$805
Restricted cash	379	362
Receivables, less allowance: $688 (2005); $858 (2004)	21,683	24,987
Inventories	3,542	4,285
Deferred income taxes	456	517
Prepaid income taxes	94	165
Prepaid expenses and other current assets	401	415

Total Current Assets	26,780	31,536
Property, Plant and Equipment
Land	41	41
Buildings and improvements	9,665	9,521
Machinery and equipment	24,761	23,684

Property, plant and equipment	34,467	33,246
Accumulated depreciation	(23,737)	(21,884)

Net Property, Plant and Equipment	10,730	11,362
Prepaid pension cost	4,731	2,870
Property held for sale	1,450	1,450
Other	2,521	3,243

Other Assets	8,702	7,563

Total Assets	$46,212	$50,461

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Short-term borrowings	$3,778	$6,996
Current portion of long-term debt	931	1,118
Current obligations under capital leases	111	—
Accounts payable	8,558	6,924
Employee compensation and amounts withheld	1,113	1,507
Deferred revenue	1,261	1,152
Other accrued expenses	647	1,222

Total Current Liabilities	16,399	18,919
Long-term debt	—	931
Obligations under capital leases	307	—
Deferred income taxes	391	1,013
Accrued employee benefit plan costs	2,524	2,325
Other long-term liabilities	2	13
Minority interests	600	469

Total Liabilities	20,223	23,670
Commitments and Contingencies (Note 8)
Stockholders’ Equity
Common stock, $2.50 par value: Authorized–5,000 shares; Issued–2,620 shares; Outstanding-2,492 shares (2005) 2,488 shares (2004)	6,550	6,550
Additional paid-in-capital	144	141
Retained earnings	20,031	20,876
Accumulated other comprehensive income	54	36
Common stock in treasury, at cost: 128 shares (2005); 132 (2004)	(790)	(812)

Total Stockholders’ Equity	25,989	26,791

Total Liabilities and Stockholders’ Equity	$46,212	$50,461

The accompanying Notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED APRIL 30	KEWAUNEE SCIENTIFIC CORPORATION

$ in thousands	2005	2004	2003
Cash Flows from Operating Activities
Net earnings (loss)	$(147)	$1,462	$(342)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation	2,048	2,048	2,307
Bad debt provision	520	454	258
(Increase) decrease in deferred income tax expense	(561)	(565)	717
Gain on disposal of property, plant and equipment	—	—	(99)
Decrease (increase) in prepaid income taxes	71	1,334	(1,203)
Decrease (increase) in receivables	2,784	(9,303)	2,583
Decrease (increase) in inventories	743	1,673	(2,649)
(Increase) decrease in prepaid pension cost	(1,861)	36	(1,573)
(Increase) decrease in accounts payables and accrued expenses	(1,636)	1,114	(908)
Increase in deferred revenue	109	296	375
Other, net	1,073	508	(3)

Net cash provided by (used in) operating activities	3,143	(943)	(537)

Cash Flows from Investing Activities
Capital expenditures	(976)	(1,619)	(3,143)
Proceeds from sale of property, plant and equipment	—	—	505
Increase in restricted cash	(17)	(186)	(176)

Net cash used in investing activities	(993)	(1,805)	(2,814)

Cash Flows from Financing Activities
Increase (decrease) in bank overdraft	2,301	(1,836)	1,836
Dividends paid	(698)	(696)	(694)
Net (decrease) increase in short-term borrowings	(3,218)	5,580	1,416
Proceeds from long-term debt	—	1,200	—
Payments on long-term debt	(1,118)	(1,081)	(681)
Payments of capital leases	(22)	—	—
Proceeds from exercise of stock options (including tax benefit)	25	42	71

Net cash (used in) provided by financing activities	(2,730)	3,209	1,948

(Decrease) increase in Cash and Cash Equivalents	(580)	461	(1,403)
Cash and Cash Equivalents at Beginning of Year	805	344	1,747

Cash and Cash Equivalents at End of Year	$225	$805	$344

Supplemental Disclosure of Cash Flow Information
Interest paid	$314	$289	$150
Income taxes paid (refunded)	$40	$(506)	$4
Purchase of fixed assets under capital leases	$440	$—	$—

The accompanying Notes are an integral part of these Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kewaunee Scientific Corporation (the “Company”) is a manufacturer of laboratory and technical furniture, including steel and wood laboratory cabinetry, fume hoods, network storage systems, worksurfaces, workstations, workbenches, and computer enclosures. Sales are made through purchase orders and contracts submitted by customers, the Company’s dealers and agents, and a national stocking distributor, as well as competitive bids submitted by the Company and subsidiaries located in Singapore and Bangalore, India. The majority of the Company’s products are sold to customers located in North America, primarily within the United States. The Company’s laboratory products are used in chemistry, physics, biology, and other general science laboratories in the pharmaceutical, biotechnology, industrial, chemical, commercial, educational, government, and health care markets. Technical products are used in manufacturing facilities of computers and light electronics, and by users of computer and networking furniture.

Principles of Consolidation The Company’s consolidated financial statements include the accounts of Kewaunee Scientific Corporation and its three subsidiaries. A brief description of each subsidiary, along with the amount of the Company’s controlling financial interests, is as follows: (1) Kewaunee Labway Asia Pte. Ltd., a dealer for the Company’s products in Singapore, is 51% owned by the Company; (2) Labway Scientific India Pvt. Ltd., a dealer for the Company’s products in Bangalore, India, is 95% owned by Kewaunee Labway Asia; and (3) Kewaunee Scientific Corporation India Pvt. Ltd. in Bangalore, India, an assembly operation, is 100% owned by the Company. All intercompany balances, transactions, and profits have been eliminated.

Cash and Cash Equivalents Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. At April 30, 2005, $2.3 million of outstanding checks in excess of offsetting cash balances were included in accounts payable in the accompanying consolidated balance sheet.

Restricted Cash Restricted cash includes bank deposits of a subsidiary for performance guarantees against customer orders.

Inventories Inventories are valued at the lower of cost or market. The cost of domestic inventories is measured on the last in, first out (“LIFO”) method. The LIFO method allocates the most recent costs to cost of products sold; and, therefore, recognizes into operating results fluctuations in raw materials and other inventorial costs more quickly than other methods. Foreign inventories are measured at actual cost.

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined for financial reporting purposes principally on the straight-line method over the estimated useful lives of the individual assets or, for leaseholds, over the terms of the related leases, if shorter. The lives, by category, generally are as follows: buildings and improvements, 10-40 years; leasehold improvements, 10 years; furniture, fixtures, and office equipment, 3-5 years; computer equipment, 3-5 years; factory machinery and vehicles, 5-10 years. Management reviews the carrying value of property, plant and equipment for impairment whenever changes in circumstances or events indicate that such carrying value may not be recoverable. If projected undiscounted cash flows are not sufficient to recover the carrying value of the potentially impaired asset, the carrying value is reduced to fair value. At April 30, 2005, equipment financed under capital leases with a cost of $440,000 with accumulated amortization of $29,000 was included in machinery and equipment.

Other Assets Other assets at April 30, 2005 and 2004 include $2,380,000 and $2,206,000, respectively, of assets held in a trust account for non-qualified benefit plans and $141,000 and $1,037,000, respectively, of cash surrender values of life insurance policies.

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

Fair Value of Financial Instruments The Company’s financial instruments include cash and cash equivalents, mutual funds, cash surrender value of life insurance policies, long-term debt, and short-term borrowings. Management believes the carrying value of these assets and liabilities approximates their fair value.

Sales Recognition Product sales are generally recognized at the date of shipment, or when customers have purchased and accepted title to the goods, but because of construction delays, have requested the Company to temporarily store the finished goods on the customer’s behalf. Deferred revenue consists of customer deposits and advance billings of the Company’s products where sales have not yet been recognized. Service revenue for installation of product sold is recognized as the installation services are performed. Accounts receivable includes retainage in the amounts of $2,593,000 and $3,479,000 at April 30, 2005 and 2004. Shipping and handling costs are included in cost of sales. Because of the nature and quality of the Company’s products, any warranty issues are determined in a relatively short period after the sale and are infrequent in nature, and, as such, warranty costs are expensed as incurred.

Product sales resulting from fixed-price construction contracts involve a signed contract for a fixed price to provide the Company’s laboratory furniture and fume hoods for a construction project. The Company usually is in the role of a subcontractor, but in some cases may enter into a contract directly with the end-user of the products. Product sales resulting from fixed-price construction contracts are generated from multiple-element arrangements that require separate units of accounting and estimates regarding the fair value of individual elements. The Company has determined that its multiple-element arrangements that qualify as separate units of accounting are: product sales and installation services. Each of these elements represents individual units of accounting as the delivered item has value to a customer on a stand-alone basis. Objective and reliable evidence of fair value exists for undelivered items, and arrangements normally do not contain a general right of return relative to the delivered item. The Company determines fair value based on the price of the deliverable item when it is sold separately or based on third-party evidence. In accordance with the guidance in EITF 00-21, the Company uses the residual method to allocate the arrangement consideration when it does not have fair value of the product sale. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items. Assuming all other criteria for revenue recognition have been met, the Company recognizes revenue for product sales at the date of shipment.

Product sales resulting from purchase orders involve a purchase order received by the Company from its dealers or its stocking distributor. This category includes product sales for standard products, as well as products which require some customization. These sales are recognized under the terms of the purchase order which generally are freight on board (“FOB”) shipping point and do not include rights of return. Accordingly, sales are recognized at the time of shipment.

Credit Concentration The Company’s credit risk is generally not concentrated with any one customer or industry, although the Company does enter into large contracts with individual customers from time to time. The Company performs credit evaluations of its customers. Revenues from VWR International, the Company’s national stocking distributor, represented 15%, 11%, and 14% of the Company’s total sales in fiscal years 2005, 2004, and 2003, respectively.

Income Taxes Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We assess the realizability of deferred tax assets on an ongoing basis by considering whether it is more likely than not that some portion of the deferred tax assets will not be realized. If it is more likely than not, in our judgment, that the deferred tax assets will not be realized, we provide a valuation allowance.

Advertising Costs The Company expenses advertising costs as incurred, including trade shows, training materials, sales samples, catalogs, and other related expenses. Advertising costs for the years ended April 30, 2005, 2004, and 2003 were $329,000, $219,000, and $338,000, respectively.

Property Held for Sale Property held for sale at April 30, 2005 and 2004 consisted primarily of land and buildings owned by the Company in Lockhart, Texas. This property was the site of the Company’s Texas operation that was relocated to Statesville, North Carolina in the fourth quarter of fiscal year 2003. See Note 2 — Subsequent Event.

Derivative Financial Instruments The Company records derivatives on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The nature of the Company’s business activities involves the management of various financial and market risks, including those related to changes in interest rates. The Company employs derivative financial instruments, such as interest rate swap contracts, to mitigate certain of those risks. The Company does not enter into derivative instruments for speculative purposes.

Earnings Per Share Basic earnings per share is based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the assumed exercise and conversion of outstanding options under the Company’s stock option plans, except when options have an antidilutive effect. Options to purchase 160,600 shares of common stock at a price of $9.10 to $12.00 were outstanding at April 30, 2005, but were not included in the computation of diluted EPS because the options exercise price was greater than the average market price of the common shares at that date.

Accounting for Stock Options The Company accounts for stock options granted to employees and directors using the intrinsic value method. Under this method, no compensation expense is recorded since the exercise price of the stock options is equal to the market price of the underlying stock on the grant date. Had compensation expense for the stock options issued been determined consistent with FASB Statement No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” issued in December 2002, net earnings (loss) and net earnings (loss) per share would have been reduced to the following pro forma amounts:

	2005	2004	2003
Net earnings (loss) as reported	$(147)	$1,462	$(342)
Pro forma compensation cost	(23)	(62)	(110)

Net earnings (loss) pro forma	(170)	1,400	(452)

Net earnings (loss) per share – Basic
As reported	$(0.06)	$0.59	$(0.14)
Pro forma	(0.07)	0.56	(0.18)

Net earnings (loss) per share – Diluted
As reported	$(0.06)	$0.59	$(0.14)
Pro forma	(0.07)	0.56	(0.18)

The Company did not grant any stock options during fiscal years 2005 and 2004. The estimated weighted average fair value of options granted under the Company’s stock option plans was $3.59 in 2003. The options were valued using the Black-Scholes option-pricing model with the following assumptions used for 2003: dividend yield of 3.0%; expected volatility of 46%; risk-free interest of 4.24%; and an expected life of 7.25 years.

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

Reclassifications Certain prior year accounts have been reclassified to conform with current year presentations. Such reclassifications related to restricted cash previously classified as cash and cash equivalents and minority interests previously included in other income on the consolidated balance sheets and consolidated statements of operations.

New Accounting Standards In December 2004, the FASB revised SFAS No. 123, “Accounting for Stock Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and requires all companies to estimate the fair value of incentive stock options granted and then amortize that estimated fair value to expense over the options vesting period. The Company currently accounts for its stock option plans under the recognition and measurement principles of APB Opinion No. 25. No employee or outside director compensation costs related to stock option grants are currently reflected in net income, as all option awards granted under those plans had an exercise price equal to the market value on the date of grant. SFAS No. 123R is effective for fiscal periods beginning after June 15, 2005. The Company will adopt SFAS No. 123R in fiscal year 2007 and believes that it will not have a material impact on its financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29.” This statement addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on fair value of the assets exchanged. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. The Company will adopt SFAS No. 153 in fiscal year 2007 and believes that it will not have a material impact on its financial condition or results of operations.

In December 2004, the FASB issued FASB Staff Position (FSP) 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” and FSP 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (the ACT).” These FSPs provide accounting and disclosure guidelines relative to the income tax deductions and repatriation provisions contained in the ACT. These FSPs will be effective for the Company’s fiscal year 2006. The Company has not determined what impact, if any, the ACT and these FSPs may have on its financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 seeks to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material in the determination of inventory carrying costs. This statement requires such costs to be treated as a current period expense. SFAS No. 151 is effective for fiscal periods beginning after June 15, 2005. The Company will adopt SFAS No. 151 in fiscal year 2007 and believes that it will not have a material impact on its financial condition or results of operations.

NOTE 2—SUBSEQUENT EVENT

On May 13, 2005, the Company completed the sale of its building and land in Lockhart, Texas to a non-affiliated third party for $2,500,000 in cash. The site was the former location of the Company’s technical furniture operation which was consolidated in Statesville in fiscal year 2003. The sale will be recorded in the Company’s fiscal year 2006 first quarter ending July 31, 2005, and will result in a pretax gain of approximately $885,000 and an after-tax gain of approximately $540,000, or $0.22 per diluted share. The net cash proceeds of approximately $2,300,000 from the sale will be used for working capital and to reduce short-term borrowings.

NOTE 3—INVENTORIES

Inventories consisted of the following at April 30:

$ in thousands	2005	2004
Finished goods	$1,054	$1,364
Work-in-process	929	1,373
Materials and components	1,559	1,548

Total inventories	$3,542	$4,285

If inventories had been determined using the first-in, first-out (FIFO) method at April 30, 2005 and 2004, reported inventories would have been $2.4 million and $2.3 million greater, respectively. During fiscal year 2005, inventories were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of fiscal year 2005 purchases, the effect of which decreased cost of sales in fiscal year 2005 by $23,000.

NOTE 4—LONG-TERM DEBT AND OTHER CREDIT ARRANGEMENTS

Long-term debt consisted of the following at April 30:

$ in thousands	2005	2004
Note payable, bank	$931	$2,049
Less – payable within 1 year	931	1,118

Long-term portion	$—	$931

In February 2001, the Company borrowed $3.1 million under a bank loan collateralized by certain machinery and equipment, with the loan repayable in 60 equal monthly installments plus interest. In February 2002, and June 2003, the Company borrowed an additional $250,000 and $1,200,000, respectively, under the loan, and the monthly payments were recalculated to amortize the loan balance over the remaining term of the original loan. Scheduled payments under the loan are $931,000 in fiscal year 2006. At April 30, 2005, the net carrying value of collateralized assets under the bank loan was $2,946,000.

Monthly interest payments are payable under the rate calculated at the lower of (1) the LIBOR Market Index Rate plus 1.75%, or (2) the lender’s Prime Rate minus 0.75%. The borrowing rate was 4.75% and 2.85% at April 30, 2005 and 2004, respectively. The loan includes certain financial covenants as to tangible net worth, funds flow coverage, current ratio, and ratio of liabilities to tangible net worth. At January 31, 2005, the Company’s funds flow coverage ratio fell below the minimum required under the financial covenant at the beginning of the quarter because of the net loss reported by the Company during that quarter. The bank waived the funds flow coverage ratio requirement for the period ended January 31, 2005 and amended the ratio calculation for the period ending April 30, 2005 to lower the required ratio for that period. The Company was in compliance with all such covenants at April 30, 2005 and expects to be in compliance with all covenants under the note in future periods.

The Company entered into an interest rate swap agreement in fiscal year 2002 to mitigate future fluctuations in interest rates. Under the agreement, $1.5 million of the outstanding principal amount of the bank loan effectively converted to a fixed rate of 6.37% on May 1, 2002. The notional amount of this interest rate hedge is reduced in the same proportion as the principal balance of the bank loan over the remaining term of the bank loan. The fair value of this cash flow hedge (net of tax) was a loss of $2,000 and $13,000 at April 30, 2005 and 2004, respectively, which is reflected as an adjustment to stockholders’ equity in the consolidated financial statements.

The Company has an unsecured revolving credit facility for borrowings of up to $9 million that expires in December 2006. There were advances of $3,778,000 outstanding under this facility as of April 30, 2005. Monthly interest payments are payable under the facility calculated at the lower of (1) the LIBOR Market Index Rate plus 1.75%, or (2) the lender’s Prime Rate minus 1.00%. The borrowing rate was 4.75% and 2.85% at April 30, 2005 and 2004, respectively.

In fiscal year 2005, the Company entered into several lease arrangements to fund a new ERP system that were classified as capital leases for accounting purposes. The lease arrangements were primarily for software costs and have a term of 44 months. Scheduled lease payments, including interest, are $136,000 for fiscal year 2006.

NOTE 5—INCOME TAXES

Income tax expense (benefit) consisted of the following:

$ in thousands	2005	2004	2003
Current tax expense (benefit):
Federal	$(114)	$993	$(1,286)
State and local	(32)	—	—
Foreign tax	220	160	20

Total current tax expense (benefit)	74	1,153	(1,266)

Deferred tax expense (benefit):
Foreign tax	(1)	—	—
Federal	(505)	(142)	936
State and local	(56)	(390)	(219)

Total deferred tax expense (benefit)	(562)	(532)	717

Net income tax expense (benefit)	$(488)	$621	$(549)

The reasons for the differences between the above net income tax expense (benefit) and the amounts computed by applying the statutory federal income tax rates to earnings before income taxes are as follows:

$ in thousands	2005	2004	2003
Income tax expense (benefit) at statutory rate	$(215)	$708	$(302)
State and local taxes, net of federal income tax benefit (expense)	(56)	96	(40)
Tax credits	(247)	(139)	(218)
Effect of differing US and foreign tax rates	48	33	(1)
Other items, net	(18)	(77)	12

Net income tax expense (benefit)	$(488)	$621	$(549)

Significant items comprising deferred tax assets and liabilities as of April 30 were as follows:

$ in thousands	2005	2004
Deferred tax assets:
Accrued (prepaid) employee benefit expenses	$80	$106
Allowance for doubtful accounts	266	255
Inventory reserves and capitalized costs	90	66
Deferred compensation	974	953
Net operating loss carryforwards	1,257	15
Tax credits	1,431	1,276
Other	44	5

Total deferred tax assets	4,142	2,676

Deferred tax liabilities:
Book basis in excess of tax basis of property, plant and equipment	(2,191)	(1,953)
Prepaid pension	(1,826)	(1,177)
Other	(60)	(42)

Total deferred tax liabilities	(4,077)	(3,172)

Net deferred tax liabilities	$65	$(496)

The Company has federal tax loss carryforwards expiring in 2005 and state loss carryforwards expiring at various times primarily beginning in 2018. The Company also had available tax credit carryforwards expiring at various dates.

NOTE 6—STOCK OPTIONS

During fiscal year 1992, the stockholders approved the 1991 Key Employee Stock Option Plan, and the plan was subsequently amended to increase the number of shares available for options under the plan to 230,000. During fiscal year 2001, the stockholders approved the 2000 Key Employee Stock Option Plan, which allowed the Company to grant options on 100,000 shares of the Company’s common stock. Under both plans, options are granted at not less than the fair market value at the date of grant and options are exercisable in such installments, for such terms (up to 10 years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 2005, there were no shares available for future grants under the 1991 plan and 33,450 shares available for future grants under the 2000 plan. No options were granted in fiscal years 2005 and 2004.

During fiscal year 1994, the stockholders approved the 1993 Stock Option Plan for Directors, which allowed the Company to grant options on 40,000 shares of the Company’s common stock. Each non-employee director of the Company received an option to purchase 5,000 shares of the Company’s common stock on the effective date of the plan or on the date of commencement of service as a director. Options are exercisable in four equal, annual installments and expire five years from the date of grant. Options were granted at the fair market value at the date of grant. At April 30, 2005, no shares were available for future grants under the plan. The Company utilized treasury stock to satisfy the stock options exercised during fiscal years 2005, 2004, and 2003. Stock option activity and weighted average exercise price is summarized as follows:

	2005		2004		2003
	Options	Price	Options	Price	Options	Price
Outstanding at beginning of year	191,100	$9.81	213,853	$9.65	186,824	$9.43
Granted	—	—	—	—	40,650	9.10
Canceled	(10,500)	9.80	(15,228)	10.12	(1,872)	9.57
Exercised	(3,500)	3.79	(7,525)	4.52	(11,749)	4.23

Outstanding at end of year	177,100	$9.93	191,100	$9.81	213,853	$9.65

Exercisable at end of year	152,117	$10.04	134,384	$9.97	113,561	$9.73

The options outstanding and weighted average exercise price within the following price ranges at April 30, 2005 are as follows:

Exercise price range	$2.75	$8.13 – $12.00

Options outstanding	1,000	176,100
Weighted average exercise price	$2.75	$9.97
Weighted average remaining contractual life (years)	.1	5.1

The options exercisable and weighted average exercise price within the following price ranges at April 30, 2005 are as follows:

Exercise price range	$2.75	$8.13 – $12.00

Options exercisable	1,000	151,117
Weighted average exercise price	$2.75	$10.09

NOTE 7—COMPREHENSIVE INCOME

The Company entered into one interest rate swap agreement effective May 1, 2002 related to the Company’s long-term debt. For the Company’s foreign subsidiaries, assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Revenues and expenses are translated at weighted average exchange rates prevailing during the period, and any resulting translation adjustments are reported separately in stockholders’ equity.

A reconciliation of net earnings (loss) and total comprehensive income (loss) for fiscal years 2005, 2004 and 2003 is summarized as follows:

$ in thousands	2005	2004	2003
Net earnings (loss)	$(147)	$1,462	$(342)
Change in fair value of cash flow hedge, net of income tax	11	18	(31)
Change in cumulative foreign currency translation adjustment	7	27	22

Total comprehensive income (loss)	$(129)	$1,507	$(351)

NOTE 8—COMMITMENTS AND CONTINGENCIES

During fiscal year 2005, the Company entered into several leases related to the implementation of a new ERP System that were classified as capital leases. The Company entered into a 10-year operating lease for a new distribution center in fiscal year 2003. The Company also leases some of its machinery and equipment under non-cancelable operating leases. Most of these leases provide the Company with renewal and purchase options, and most leases of machinery and equipment have certain early cancellation rights. Rent expense for these operating leases was $1,302,000, $1,219,000, and $738,000 in fiscal years 2005, 2004, and 2003, respectively. Future minimum payments under the non-cancelable lease arrangements for the years ended April 30 are as follows:

$ in thousands	Operating	Capital
2006	$1,175	$136
2007	1,085	136
2008	854	136
2009	699	74
2010	588	—
Thereafter	812	—

Total minimum lease payments	5,213	482

Less: Amount representing interest	—	(64)
Capital lease obligation	$—	$418

The Company is involved in certain claims and legal proceedings in the normal course of business which management believes will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 9—RETIREMENT BENEFITS

Defined Benefit Plans

The Company has non-contributory defined benefit pension plans covering substantially all salaried and hourly employees. In February 2005, these plans were amended, and as of April 30, 2005, no further benefits will be earned under the plans, and no additional participants will be added to the plans. The defined benefit plan for salaried employees provides pension benefits that are based on each employee’s years of service and average annual compensation during the last 10 consecutive calendar years of employment. The benefit plan for hourly employees provides benefits at stated amounts based on years of service. The Company uses an April 30 measurement date for its defined benefit plans. The change in projected benefit obligations and the change in fair value of plan assets for the non-contributory defined benefit pension plans for each of the years ended April 30 are summarized as follows:

$ in thousands	2005	2004
Accumulated Benefit Obligation, April 30	$13,777	$11,236

Change in Projected Benefit Obligations
Projected benefit obligations, beginning of year	$12,896	$11,599
Service cost	514	483
Interest cost	852	799
Curtailment	(1,972)	—
Actuarial loss	1,992	453
Actual benefits paid	(505)	(438)

Projected Benefit obligations, end of year	$13,777	$12,896

Change in Plan Assets
Fair value of plan assets, beginning of year	$11,373	$9,426
Actual return (loss) on plan assets	675	1,635
Actual company contributions	2,500	750
Actual benefits paid	(505)	(438)

Fair value of plan assets, end of year	$14,043	$11,373

Funded Status and Prepaid (Accrued)
Funded status of plans	$266	$(1,523)
Unrecognized prior service cost	—	39
Unrecognized net loss	4,465	4,354

Prepaid pension cost	$4,731	$2,870

Amounts Recognized in the Consolidated Statement of Financial Position
Prepaid pension cost	$4,731	$2,870

Weighted-Average Assumptions Used to Determine Benefit Obligations at April 30
Discount rate	5.75%	6.75%
Rate of compensation increase	N/A	3.5 – 6.5%

Weighted–Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended April 30
Discount rate	6.75%	6.75%
Expected long-term return on plan assets	9.00%	9.00%
Rate of compensation increase	3.5 – 6.5%	3.5 – 6.5%

As permitted under Paragraph 26 of FASB No. 87, the amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan. The components of the net periodic pension costs for each of the three years ended April 30 are as follows:

$ in thousands	2005	2004	2003
Service cost	$514	$483	$423
Interest cost	852	799	713
Expected return on plan assets	(1,004)	(828)	(709)
Amortization of prior service cost	11	11	11
Recognition of net loss	238	321	159

Net periodic pension cost	$611	$786	$597

FAS 88 Curtailment Expense	$28	$—	$—

The Company’s funding policy is to contribute to the plans when pension laws and economics either require or encourage funding. The Company made contributions of $2,500,000, $750,000, and $2,170,000 to the plans in fiscal years 2005, 2004, and 2003, respectively.

The Company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long-term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are also reviewed to check for reasonability and appropriateness.

The Company uses the average monthly yields for the Moody’s Aa corporate bond index as the primary benchmark for establishing the discount rate used for measuring GAAP pension obligations. The credit quality of the bonds that underlie this index is consistent with SFAS 87 and other SEC staff guidance. In addition, the current estimated duration of Kewaunee’s pension obligations is about 14 years. Our understanding is that the duration of the bonds that comprise the Moody’s Index is estimated to be about 13 years. Based on that information, there does not appear to be a significant mismatch that would cause the Moody’s Index to be an inappropriate benchmark. A 1% increase in the discount rate for fiscal year 2005 would decrease pension expense by approximately $231,000.

The Company used an analysis of the actual pay increase experience from 1998 to 2003 for plan participants, along with the Company’s expectations for future pay growth, to develop an age-graded salary scale which was used in determining the rate of compensation increase assumptions for fiscal years 2005 and 2004. The rate of compensation increase assumption is not applicable for the determination of the benefit obligations at April 30, 2005, or determinations of future obligations or expense, due to the cessation of future benefit accruals under the plans.

The Company employs a total return investment approach, whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. The target allocations based on the Company’s investment policy were 70% in equity securities and 30% in fixed-income securities at April 30, 2005 and 2004. A 1% increase in the expected return on assets for fiscal year 2005 would decrease pension expense by approximately $111,000. The Company’s plan assets by asset categories as of April 30, 2005 and 2004 were as follows:

$ in thousands	2005		2004
Asset Category	Amount	%	Amount	%
Equity securities	$8,178	58%	$7,859	69%
Fixed income securities	1,702	12%	1,765	16%
Cash and cash equivalents	4,163	30%	1,749	15%

Totals	$14,043	100%	$11,373	100%

Cash and cash equivalents include employer contributions to the plans of $2,500,00 and $750,000 at April 30, 2005 and 2004, respectively, that had not yet been diversified into target asset categories.

Defined Contribution Plan

The Company has a defined contribution plan covering substantially all salaried and hourly employees. The plan provides benefits to all employees who have attained age 21, completed six months of service, and who elect to participate. The Company makes matching contributions equal to 50% of the qualifying employee contribution, up to a maximum employer contribution of 2% of the participant’s compensation. Contributions by the Company in fiscal years 2005, 2004, and 2003 were $246,000, $270,000, and $280,000, respectively. Effective May 1, 2005, the plan was amended to provide that the Company would make matching contributions up to a maximum employer contribution of 4% of the participant’s compensation and an additional 1% non-matching contribution for participants employed by the Company on December 31 of each year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF KEWAUNEE SCIENTIFIC CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Kewaunee Scientific Corporation and its subsidiaries (the “Company”) at April 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Charlotte, North Carolina

June 15, 2005

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

Management maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are properly recorded and executed in accordance with management’s authorization, and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management’s judgment with respect to the relative cost and expected benefits of specific control measures. The Company’s consolidated financial statements have been audited by independent accountants who have expressed their opinion with respect to the fairness of those statements. Their audits included consideration of the Company’s internal accounting control systems and related policies and procedures. They advise management and the Audit Committee of significant matters resulting from their audits.

The Audit Committee of the Board of Directors, which is composed solely of directors who are not officers or employees of the Company, selects the independent accountants for the annual audit of the consolidated financial statements and meets with management and the independent accountants to discuss the scope and findings of audits and financial reporting and internal control matters.

D. Michael Parker

Senior Vice President, Finance

Chief Financial Officer

June 15, 2005

SUMMARY OF SELECTED FINANCIAL DATA

KEWAUNEE SCIENTIFIC CORPORATION

$ and shares in thousands, except per share amounts	2005	2004	2003	2002	2001
OPERATING STATEMENT DATA:
Net sales	$73,481	$94,700	$71,163	$84,849	$77,059
Costs of products sold	60,997	79,011	58,451	70,143	62,543

Gross profit	12,484	15,689	12,712	14,706	14,516
Operating expenses	12,699	13,491	13,476	11,801	12,156

Operating earnings (loss)	(215)	2,198	(764)	2,905	2,360
Other income (expense)	2	319	96	(6)	(276)
Interest expense	(310)	(301)	(155)	(144)	(246)

Earnings (loss) before income taxes	(523)	2,216	(823)	2,755	1,838
Income tax expense (benefit)	(488)	621	(549)	793	561

Earnings (loss) before minority interests	(35)	1,595	(274)	1,962	1,277
Minority interests	(112)	(133)	(68)	(62)	—

Net earnings (loss)	$(147)	$1,462	$(342)	$1,900	$1,277

Weighted average shares outstanding:
Basic	2,491	2,486	2,478	2,468	2,467
Diluted	2,495	2,497	2,485	2,481	2,490

PER SHARE DATA:
Net earnings (loss):
Basic	$(0.06)	$0.59	$(0.14)	$0.77	$0.52
Diluted	(0.06)	0.59	(0.14)	0.77	0.51
Cash dividends	0.28	0.28	0.28	0.28	0.28
Year-end book value	10.43	10.77	10.46	10.90	10.42

BALANCE SHEET DATA:
Current assets	$26,780	$31,536	$24,986	$25,426	$24,658
Current liabilities	16,399	18,919	13,328	10,609	9,973
Net working capital	10,381	12,617	11,658	14,817	14,685
Net property, plant and equipment	10,730	11,362	11,791	12,811	12,919
Total assets	46,212	50,461	43,654	42,190	40,869
Total borrowings/long-term debt	5,127	9,045	3,346	2,611	2,997
Stockholders’ equity	25,989	26,791	25,938	26,912	25,761

OTHER DATA:
Capital expenditures	$976	$1,619	$3,143	$2,065	$1,678
Year-end stockholders of record	252	265	273	289	322
Year-end employees	484	533	543	535	556

QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for fiscal years 2005 and 2004 were as follows:

$ in thousands, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005
Net sales	$20,288	$18,365	$15,623	$19,205
Gross profit	3,376	3,553	2,037	3,518
Net earnings (loss)	193	108	(742)	294
Net earnings (loss) per share
Basic	0.08	0.04	(0.30)	0.12
Diluted	0.08	0.04	(0.30)	0.12
Cash dividends per share	0.07	0.07	0.07	0.07

2004
Net sales	$24,213	$24,384	$21,454	$24,649
Gross profit	3,603	4,104	3,718	4,264
Net earnings	461	418	291	292
Net earnings per share
Basic	0.19	0.17	0.12	0.11
Diluted	0.19	0.17	0.12	0.11
Cash dividends per share	0.07	0.07	0.07	0.07

RANGE OF MARKET PRICES

Kewaunee’s common stock is traded in the NASDAQ National Market System, under the symbol KEQU.

The following table sets forth the quarterly high and low prices reported on the NASDAQ National Market System.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005
High	$11.34	$10.04	$9.50	$9.00
Low	$9.10	$8.51	$8.27	$7.08
Close	$9.50	$9.25	$8.67	$7.51

2004
High	$10.68	$10.26	$11.93	$14.14
Low	$7.91	$9.51	$9.75	$10.18
Close	$10.03	$10.01	$11.88	$10.66

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

K. Bain Black

Vice President, General Manager

Technical Furniture Group

Dana L. Dahlgren

Vice President, Sales and Marketing

Laboratory Products Group

Kurt P. Rindoks

Vice President, Engineering

and Product Development

Keith D. Smith

Vice President, Manufacturing

Sudhir K. “Steve” Vadehra

Vice President, International Operations

CORPORATE OFFICES

2700 West Front Street

Statesville, NC 28677-2927

P.O. Box 1842, Statesville, NC 28687-1842

Telephone: 704-873-7202

Facsimile: 704-873-1275

EMPLOYMENT OPPORTUNITIES

Individuals interested in employment with Kewaunee Scientific Corporation should contact the Director of Human Resources, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842. Employment opportunities are also listed on the Internet at http://www.kewaunee.com. Kewaunee Scientific Corporation is an equal opportunity employer.

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

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Charlotte, NC

Notice of Annual Meeting

The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held at The Meeting Center, 123 North Wacker Drive, Suite 1300, Chicago, IL on August 24, 2005, at 10:00 a.m. Central Daylight Time.

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

e-mail: marketing-tfg@kewaunee.com.

TRADEMARKS

ADJUSTAbench, Advantage, Alpha, BasikBench, CFHS, Discovery, Evolution, Explorer, Kemresin, Kemrock, Kemshield, Kewaunee, Research Collection, Signature, Silhouette, Sturdilite, SturdiKwik, Supreme Air, TechStat, Trademark, TruView, Versalab, and Visionaire are registered trademarks of Kewaunee Scientific Corporation. EarthLine is a pending trademark of Kewaunee Scientific Corporation.

P.O. Box 1842 Statesville, NC 28687-1842 Phone: (704) 873-7202 Fax: (704) 873-1275 www.kewaunee.com